6/7.



02042190

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME   *Lattice Group*

*CURRENT ADDRESS

PROCESSED

JUL 0 1 2002

THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5110   FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B   (INITIAL FILING)   ☐   AR/S   (ANNUAL REPORT)   ☑

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DEF 14A   (PROXY)   ☐

OICF/BY:

DATE   : 6/27/02

Lattice Group plc

Annual Report and Accounts 2001/2002



The Network People

Contents

of the Annual Report and Accounts for the 15 months ended 31 March 2002

6A

The Lattice Group provides safe and reliable gas and telecoms infrastructure networks, as well as a number of related services.

Our core business is Transco, the owner and operator of Britain's gas transportation network.

Our other operations are Telecoms, where we have fibre optic and mobile telecommunications tower networks, and Lattice Enterprises, a diversified group of businesses providing gas industry related services.

In all our activities we are mindful of our duties as a public company and our responsibilities to the communities in which we operate – believing that long-term, sustainable financial performance must be underpinned by the highest standards of social and environmental practice.

Our safety, quality and performance targets can only be achieved with the commitment and dedication of our expert workforce.

We are The Network People.

Turnover (£m)

4,121   15 months ended 31 March 2002

3,153   Unaudited 12 months ended 31 March 2002



Turnover £m (12 months)

	Dec 1999	Dec 2000	Mar 2001 (i)	Mar 2002 (i)
	3,129	3,087	3,091	3,153

Total operating profit including exceptional items (£m)

969   15 months ended 31 March 2002

510   Unaudited 12 months ended 31 March 2002



Total operating profit including exceptional items £m (12 months)

	Dec 1999	Dec 2000	Mar 2001 (i)	Mar 2002 (i)
	1,401	1,135	1,044	510

Profit before exceptional items and tax (£m)

901   15 months ended 31 March 2002

537   Unaudited 12 months ended 31 March 2002



Profit before exceptional items and tax £m (12 months)

	Dec 1999	Dec 2000	Mar 2001 (i)	Mar 2002 (i)
	1,064	734	660	537

Total dividend (pence)

9.0   15 months ended 31 March 2002

7.2   Pro forma 12 months ended 31 March 2002

Total dividend pence   ▣ Final   ▢ Interim

	Dec 2000	Pro forma Mar 2002 (i)(ii)	Mar 2002 (iii)
Interim	3.5	3.6	3.6
Final	3.5	3.6	5.4
Total	7.0	7.2	9.0

(i)   Unaudited
(ii)   Pro forma for 12 months ended 31 March 2002
(iii)   Actual for 15 months ended 31 March 2002

For further information relating to the Group's financial performance in 2001/2002 visit
www.lattice-group.com

2,344 km
of iron mains taken out
of use.

98%
of uncontrolled gas
escapes attended within
one hour.

2,000 km
of fibre optic cable laid to
complete 186k's backbone
network on time and within
budget.

8.07 m
calls to the Transco Call
Centres, of which 96%
were answered within 30
seconds.

= 1st
in the Business in the
Environment Index of
Corporate Environmental
Engagement.

1,000
telecoms infrastructure
sites generating income
through our towers
business SST.

We reached agreement
with Ofgem on Transco's
next five-year regulatory
contract, establishing the
basis for a cycle of
renewal and investment.

The requirement of
the Health and Safety
Executive to accelerate
the mains replacement
programme will see all iron
mains within 30 metres of
buildings replaced over
the next 30 years.

Gas connection activities
successfully separated
from Transco and set up
to compete in the newly
deregulated market.



Sir John Parker Chairman

Last year's regulatory settlement and Transco's plans for its successful delivery paved the way for the proposed merger of Lattice and National Grid – a defining step for both companies. The merger offers significant scope to benefit our respective shareholders and the millions of consumers whose energy we deliver.

Both Lattice and National Grid have unique and complementary skills derived from the liberalisation of Britain's gas and electricity industries. Our proposed merger would bring us together on a strong financial platform. This promises substantial opportunities for international investment in gas and electricity markets opening up to competition, notably in North America and, potentially, Continental Europe.

In Britain, we hope to realise synergies from progressive combination of the gas and electricity transmission operations of Transco and National Grid. This will enable better operational management and emergency co-ordination, and optimal overall network planning to bring benefits in terms of enhanced supply security. The new Group will have the same overriding commitment to safety, reliability and service that has long been established in the two Groups.

A prime reason for the creation of the Lattice Group eighteen months ago was the potential for structural growth through a merger such as this with a company having complementary assets, skills and management culture, and similar ambitions. But first we had to sort out Transco's settlement for the new regulatory cycle and establish the basis for its successful delivery.

Delivering Transco's new regulatory contract
Ahead of the regulatory settlement, we faced some big challenges including Ofgem (the energy regulator) re-opening the debate about Transco's regulatory value; and the uncertainty relating to the treatment of the increasing level of replacement expenditure – both from a regulatory funding and a tax point of view. I am pleased to say these have been resolved positively and the Group's top strategic priority is Transco's delivery of its new regulatory contract whilst maintaining the drive for continuous improvement in safety, reliability and service.

Importantly, the terms of the settlement with Ofgem confirm Transco's regulatory

value at some £13 billion. Going forward, this provides assurance on the value of transportation assets on which Transco is entitled to earn a regulatory return.

Also on the positive side, the settlement provides for Transco to invest record amounts between now and 2007 so as to underpin the safety and reliability of the network. Over £1.5 billion will be spent on the accelerated programme of mains replacement now required by the Health and Safety Executive (HSE). A further £2.5 billion will be spent on the development of the network, in part to handle the changing gas supply patterns as the growing British market becomes increasingly dependent on gas imports. Given this investment, Transco's regulatory value after depreciation and inflation is projected to grow to some £15 billion by 2007.

Against this, Ofgem's targets for Transco's operating expenditure were challenging. However, the Board concluded that by pressing ahead with Transco's restructuring and other beneficial changes, we can deliver its regulatory contract while maintaining the drive for progressively higher safety and service standards. Work on the restructuring is progressing well.

With Transco delivering over 40% of Britain's primary energy, the foundation for value creation must always be the integrity of its operations. That is why we set so much store by the related performance standards. During 2001:
- there was a 33% reduction in the Reportable Injury Rate; and
- all emergency service standards set by our regulator were exceeded.

Against this background, it is a matter of very deep regret that there have been two fatalities resulting from gas explosions since January 2001. We are co-operating fully with the HSE whose investigations are continuing.

Transco's restructured organisation has been designed to reinforce the drive to innovate and go on improving productivity. The benefits of focusing management attention on efficient asset management, safety and service will be retained, while streamlining the overall framework of control and countrywide support activities for Transco's eight regional Networks plus National Transmission and Trading, and National Operations. Common systems, processes and standards will minimise costs and at the same time ensure consistency and operational integrity. The proposed merger will provide further impetus for the realisation of such benefits as regards the operations of Transco and the National Grid in England and Wales.

Regrettably, Transco's restructuring will mean job losses, principally in the areas of administration and support. By the end of 2003, Transco is expected to have some 2,400 fewer direct employees, a reduction of 18% on the comparable base of 13,700 in 2001. Wherever possible, the necessary manpower reductions will be achieved voluntarily and always with full consultation. On the other hand, we expect Transco's record levels of capital and replacement

expenditure to create some 3,000 additional jobs with our construction contractors.

Challenging as Transco's new regulatory contract is, we have confidence in our plans to exceed its targets and good early progress is being made. By March 2003, Transco is planning to reduce its month-by-month profile of operating expenditure to the corresponding regulatory target and to drive for further reductions thereafter.

Lattice's other sectors

Turning to Lattice Enterprises, we will continue to actively manage this portfolio of businesses, nurturing those with growth opportunities complementary to the new Group's focus on energy delivery.

In the context of the proposed merger with National Grid, the new Group's telecoms strategy would be to integrate and expand the companies' UK operations which provide wireless infrastructure (telecoms towers) and related services.

The strategic options for 186k, Lattice's fibre optic telecommunications business, will be reviewed so as to resolve the future of the business in the course of the current financial year. The options include a full or partial sale.

Capital efficiency

Because of the dominance of Transco's price-regulated assets, capital efficiency is crucial to the financial performance of Lattice – as it would be to the merged Group with its substantially greater regulated asset base. Measures have already been taken to lock in the benefits of the current climate of low interest rates. Next year, when we are confident that Transco can continue at least to meet its regulatory targets, we will consider increasing the level of debt in Transco's balance sheet so as to improve capital efficiency. In doing so, we will bear in mind our target of a single-A credit rating.

Dividends

Taking account of the recent decision to change the financial year-end from 31 December to 31 March, the Board has declared a second interim dividend of 5.4p, payable in June. This gives a total dividend for the 15 months ended 31 March 2002 of 9p per ordinary share – the percentage increase over 2000 broadly matching inflation.

Under the proposed merger, the new Group would intend to pay dividends which reflect National Grid's current policy of aiming to increase dividends per share by 5% per annum in real terms for each year to 31 March 2006.

How we do business

Since the Group's activities impact on the well-being and safety of millions of people across the country, on the economy, and on the natural environment, we are committed to openness in accounting for our actions, decisions and performance standards, good or bad. Accordingly, this year we have significantly expanded our reporting of safety, occupational health, environment, relationships with third parties, the management and development of our people, and the Lattice Group's activities in the field of social responsibility. In doing so, we have brought the substance of the Group's previously stand-alone Environmental Report into the main body of the Annual Report. Further information is provided on our website.

The contribution of Lattice people

The good progress made in laying the foundations for the Group's future success would not have been possible without the outstanding professionalism, commitment to deliver and integrity of Lattice people.

The departure of Phil Nolan, our valued Group Chief Executive, to take up a fresh challenge in Ireland, came a couple of months after we had strengthened the Executive team. Colin Matthews, our newly recruited Executive Director, had taken over the leadership of Transco last

November. At the same time, Nick Woollacott, our other newly appointed Executive Director, had taken over as Group Managing Director for Lattice Enterprises; and Lawrie Haynes was already established in leading the Group's Telecoms sector. With these three, Steve Lucas and John Wybrew, I have had the immediate support of a strong Executive team while acting as Chief Executive for the transitional period. Therefore, Phil's departure meant no loss of momentum in taking the Group forward, nor lack of focus on our strategic priorities.

Throughout, the Non-executive members of the Board, with the valuable addition of Stephen Pettit, could not have been more engaged or more generous of their time.

On behalf of our shareholders, I pay tribute to all our employees for their continued commitment, and to that of our Board.

Looking ahead to our proposed merger with National Grid, the Board of the new Group will be drawn from the diversity of talent and experience in the two existing teams.

Outlook

Much has been accomplished in the 18 months since the Lattice Group was formed at a time of exceptional change. The most important development was the settlement of Transco's new regulatory contract and, more recently, the restructuring needed to deliver it.

Now, the prospective merger with National Grid gives us the opportunity to combine our complementary skills on a strong financial base, and thereby become a leading international energy delivery company.

Sir John Parker
Chairman

For further information on points made in these pages visit www.lattice-group.com

Lattice Group plc

Transco Colin Matthews Group Managing Director	Telecoms Lawrie Haynes Group Managing Director	Lattice Enterprises Nick Woollacott Group Managing Director
First Connect to 31 March 2002	186k SST	Advantica Lattice Energy Services Lattice Property TLG Group First Connect from 1 April 2002

Corporate developments
At Group level, priority has been given to equipping Lattice and its businesses with the organisational structure, operational philosophy and governance arrangements needed to provide the basis for our successful development as Transco begins its next regulatory cycle.

Organisational structure
On 1 November 2001, in preparation for Transco's new five-year regulatory cycle, a three-sector organisational structure was adopted, comprising Transco, Telecoms and Lattice Enterprises' portfolio of non-regulated businesses. Each sector is headed by a Group Managing Director, with prime responsibility for leading the drive for performance and delivery by their businesses; for co-ordination between their sectors; and, in the case of Enterprises and Telecoms, for effective portfolio management.

Governance, values and operational philosophy
Throughout the Group, individual and collective actions are set within a framework of good governance and shared values to ensure consistently the highest professional standards at all levels. On the one hand, this framework enables us to retain the great benefits of performance-driven, decentralised businesses, while on the other it enables the Board to exercise proper stewardship on behalf of shareholders and other stakeholders.

To ensure that this framework is best suited to the future needs and strategic priorities of the Group going forward, the Group Executive has:
■ reviewed our Business Principles and values to ensure that they reflect the character, purpose and field of business of the Lattice Group;

■ developed a clear, high-level statement of the Group's operational philosophy; and
■ begun to overhaul our key functional policies and procedures.
Our Business Principles and the complementary Statements of Business Practice for each Lattice business will show how the values come to life in every sort of activity the business undertakes.

Board Safety Committee
While the Lattice Group's Board is fully engaged in the governance of all aspects of safety and occupational health, the intrinsically hazardous nature of gas is recognised in our creation of a complementary Board Safety Committee.

The Board Safety Committee brings together the Group's most senior line and functional executives under the chairmanship of Non-executive Director, Sir David Davies, one of the country's foremost engineers and safety experts. Stephen Pettit, another Non-executive Director with extensive industrial experience, brings additional external scrutiny and challenge to the work of the Committee which, amongst other things, has considered Transco's fundamental review of its safety strategy and the basis for the mains replacement programme set by the Health and Safety Executive (HSE).

Accounting
We have used the opportunity provided by Transco's next five-year regulatory cycle, which commenced on 1 April 2002, to bring the Group, and within it Transco, more into line with the established utilities sector.

With effect from 1 April 2002, the financial year for the Group and its subsidiaries will run from April to March.

During the period, the Directors decided that the Group should change its accounting convention from modified historical cost to historical cost. Together, these measures will significantly help investors by increasing the transparency of Transco's performance against its regulatory targets, and its comparability with other price-regulated utilities.

Treasury
As the principal provider of Britain's capital-intensive gas infrastructure, the efficient management of the Group's debt book of some £6 billion in relation to Transco's allowed cost of capital is crucial to our overall financial performance.

At the end of 2001, around £2 billion of debt was moved on to fixed rates for 2002. More specifically, it is allowing us to outperform Transco's cost of debt allowance for 2002, as per its new Price Control, by an estimated £30 million.

Group pension arrangements
During the year, we introduced 'defined contribution' pension arrangements for employees joining from 1 April 2002. Care was taken to ensure that the terms of the new scheme will continue to make us competitive as an employer, whilst providing flexibility to cater for the needs of the various Lattice businesses.

The terms of the Group's 'defined benefit' (final salary) pension scheme will remain unchanged for existing members.

As the owner, operator and developer of the substantial majority of Britain's gas transportation system, Transco plays a crucial part in ensuring that the country's demand for gas is met.

The transportation system comprises approximately 6,600 km of high pressure National Transmission System (NTS) and around 270,000 km of lower pressure local transmission and distribution pipelines. Gas is transported on behalf of approximately 45 active gas 'shippers' to consumers and third party pipeline systems. The Bacton/Zeebrugge Interconnector, commissioned in 1998, connects our NTS with Continental Europe, allowing gas to be exported to and received from there. Also, gas is transported to Dublin and Belfast via the Interconnector at Moffat, Scotland. In accordance with its Licence, Transco continues to operate and develop the Network Code, which provides the commercial framework for transporting

gas. As well as gas transportation, Transco is responsible for the safety, development and maintenance of the transportation system.

Development of the British gas market

Just under half the country's primary energy is now transported through our system. Gas fuels some 35% of the country's electricity generation as well as providing heating and cooking in some 20 million homes in Britain. On 2 January 2002, Transco transported a record 427 million cubic metres of gas to end users.

The latest long-term projections suggest that the demand for gas in the British energy market is likely to increase by 20% or more over the next 10 years. On the same timescale, the Government's analysis indicates that the proportion of electricity generated from gas will increase to perhaps 60%, with gas supplying perhaps 47% of the overall energy market compared with 41% today.

 For further information on Transco visit www.transco.uk.com



John Smethurst Emergency Services Engineer, Transco

98% of responses to uncontrolled gas escapes are made within an hour – against a regulatory target of 97%.

As UK Continental Shelf gas reserves diminish, Britain will become increasingly dependent on gas imports delivered through the transmission networks of Continental Europe, or by ship as liquefied natural gas (LNG). This will have a significant bearing on the planning of Transco's transmission network. Transco's latest gas supply/demand projections, based on extensive industry consultation, indicate that by the end of the current decade approximately one third of Britain's total gas requirement will need to be imported.

The physical connection of the UK and Continental Europe through the Bacton/Zeebrugge Interconnector has led to closer harmonisation of UK and Continental European gas commodity markets. Over the last two years, this has led to the rapid escalation of British wholesale prices for gas because of their linkage to Continental European prices which are indexed to the oil price.

In July 2001, the Government initiated a review of UK energy policy by the Performance and Innovation Unit (PIU) in the Cabinet Office. We have contributed extensively to the PIU inquiry and the related consultations.

The PIU report to Government, published in February 2002, noted that gas is now providing over 40% of Britain's primary energy and over a third of the fuel used for power generation, with both these figures projected to go on increasing. It also noted Britain's growing import dependence. Nonetheless, the PIU report concluded that there are "no pressing problems concerned with increased dependence on gas, including gas imported from overseas". It recommended that the situation as regards the security of gas supplies and the adequacy of the requisite infrastructure should be closely monitored.

Some observers, including Transco, believe that these issues need to be addressed with greater urgency. Already gas supplies for the British market are tight at times of high winter demand. Gas supplies from UK offshore fields to meet high levels of winter demand are becoming less reliable, partly because high levels of gas production are being maintained through the summer for export to Continental Europe.









Transco Grid Operations Engineers such as Mark Houston (far left) based in the National Control Centre in Hinckley, Leicestershire use the Gas Transportation Management System to control and monitor gas pressures and flows. Demand can vary by as much as six times between summer and peak winter days.

Looking ahead, western Europe, including the UK, has potential access to large reserves of imported gas from remote sources, but the security of supplies to Europe's end users will depend heavily on the adequacy of the connecting infrastructure. For Britain, on the western edge of the European gas transmission networks, this issue is a matter of particular concern, especially since we have not historically had to use the Continental European networks. LNG import terminals will have an important part to play in increasing the diversity of imported supplies. For all aspects of gas infrastructure, the lead times for construction are long, which means that the risks of supply difficulties must be foreseen and mitigated well in advance.

There is a pressing need for current efforts to liberalise European gas markets to be translated into sound practicable arrangements for the planning, funding and usage of the gas infrastructure needed to underpin a liberalised pan-European wholesale market. These arrangements will need to ensure the adequacy of the infrastructure, including its ability to cope with the more extreme conditions.

In summary, the gas industry in Britain is now facing a period of far-reaching change as it makes the transition from being largely self-contained and self-sufficient to a state of increasing inter-connectedness with the rest of Europe.

Coupled with our active involvement in the current review of UK energy policy and the related White Paper, we are contributing to the renewed efforts to create a liberalised pan-European wholesale market for gas on the basis of a well-founded open-access system of infrastructure. To this end, we are working in conjunction with the Government (DTI) and through GTE, the representative European body for gas transmission.

New regulatory contract

The most important aspect of the 15 months ended 31 March 2002 was our acceptance, in October, of Ofgem's Final Proposals for Transco's future price control. After careful consideration, the Board concluded that Ofgem's overall package of proposals and related assurances met our key criteria:

▫ first and foremost, that the resources provided to Transco under the new price control will enable it to operate the network safely and reliably, with sufficient people available to cover the needs of the operations and maintain Transco's high standard of public safety and customer services;

▫ the need to be confident that Transco can deliver the substantially increased mains replacement programme required to meet the HSE's new policy objective; and

▫ the need to be confident of Transco's and the Group's ability to continue paying an acceptable dividend, whilst servicing its debt and maintaining a strong credit rating.



Regional Networks

The restructuring programme creates eight regional Networks. The new structure will allow transparency of the performance of Transco's assets. It puts the focus on accountability and places greater emphasis on delivering a high quality service to customers.

1 North of England
2 North West
3 West Midlands
4 Wales and South West
5 East of England
6 North London
7 South of England
8 Scotland





Transco continues to drive for improvements in safety. It spent £432 million on pipeline replacement in the 15 months ended 31 March 2002. Since the 1970s polyethylene pipe has been used instead of cast iron or ductile iron pipe. These yellow plastic pipes are flexible, light and cheaper. In addition, polyethylene pipes can be inserted into old gas mains, minimising excavations and disruption.

In recognition of the possibility of further costs arising from external developments beyond those reflected in the new regulatory contract, Ofgem provided specific assurances that such costs would be considered a cause to reopen the price control.

Most importantly, acceptance of the Final Proposals leaves Transco's regulatory value intact, with Ofgem deciding against the use of the so-called 'focused' approach, which could have reduced Transco's regulatory value by up to £2 billion. Going forward, the new price control provides assurance on the value of transportation assets on which Transco is entitled to earn a regulatory return.

A new element within Transco's price control framework was the introduction, from April 2002, of an incentives regime for the efficient operation of the NTS. These incentive schemes set Transco performance targets in key areas of its daily operations. They allow Transco to share the benefits of out-performance but also the costs where targets are not met.

Investment incentive schemes have also been proposed which are intended to provide Transco with incentives for the provision of additional capacity on the NTS, over and above the levels assumed in the setting of the main part of the price control.

In this context, Transco continues to work with Ofgem and the gas shippers to develop a system of long-term capacity auctions. These would give shippers the opportunity to secure their capacity requirements many years into the future, in contrast to the present system whereby capacity is auctioned six months at a time. These new arrangements should provide sufficient predictability for underpinning long-term supply contracts to the British market.

In summary, we now have clarity on Transco's regulatory targets for the five years which commenced in April 2002. Our actions are now directed to the overriding priority of achieving them.

Restructuring programme
Transco has already embarked on an extensive restructuring programme. By March 2003, Transco is planning to get its month-by-month profile of operating expenditure down to the corresponding regulatory target and to continue to drive for further productivity improvements. Regrettably, the necessary restructuring will lead to manpower reductions. Consequently, Transco has consulted with employees' representatives on the required 2,400 net reduction in permanent jobs by 2003. Where possible our aim is to achieve these through voluntary means.

The restructuring programme is based on eight regional Networks and National Transmission and Trading. Some activities, such as the Emergency Service, Shipper Services and Support Services, will be operated on a national basis to maximise economies of scale.

Senior management appointments have already been made and middle management appointments should be largely complete by the end of June. Detailed discussions on staff structures have commenced with the Unions. At least three quarters of the job losses will be in the staff and management grades, with smaller reductions to the operational workforce. These reductions will not compromise safety and service standards.

The application of advancing technology offers the potential to realise further efficiencies. In particular, advances in telecommunications and IT will enable us to increase the productivity of our dispersed national field force through improved planning and scheduling of work. Also, it will allow the seamless management and processing of data, replacing current paper intensive systems.

Over the next regulatory cycle, Transco's planned expenditure totals some £11 billion and against this we expect to make significant savings in the procurement of materials, services and contracts. In this regard, we are seeking

to take advantage of the predictable long-term nature of the 30-year mains replacement programme set by the HSE. We are also looking to optimise against the scale and expertise of external suppliers. One such area is the potential outsourcing of Transco's internal IT support activities.

Over the next two years, the restructuring programme is expected to cost £230 million, covering both redundancy, pension strain costs and system development costs. In the first year of the contract, we expect Transco's controllable operating costs to be some £50 million higher than assumed by Ofgem. Out-performance over the remainder of the contract is expected to at least offset the restructuring costs and the under-performance in the first year.

Infrastructure investment
To ensure sufficient capacity is available in the transportation network, our Licence requires that the system be designed to meet a '1 in 20' aggregate peak day demand after taking into account certain operational factors such as use of storage and interruptible contracts. This is the level of demand that has a probability of being exceeded in only one year in 20, based upon historical weather data for at least the previous 50 years. We also have an obligation to provide transportation capacity to meet a winter period as severe as might be expected to be experienced once in 50 years.

A £270 million NTS investment programme was completed in the 15 months ended 31 March 2002 as part of the continued planned programme to increase system capacity. Construction work, initially hampered by the protracted spell of wet weather, foot and mouth restrictions and delays in the planning cycle, was back on schedule later in the period.

Over 250 km of new NTS pipelines were laid in seven projects from Scotland and North West England to South Wales and East Anglia.

Transco invested £170 million on the medium and low pressure system in connecting an additional 182,000 domestic and 16,000 non-domestic properties to the network. This required the laying of 678 km of new mains on the distribution network. Transco also invested £53 million to strengthen the existing system by providing additional capacity to meet consumers' requests for a gas supply, which enabled 345 km of reinforcement mains to be commissioned on the network.

As part of Transco's replacement programme, 2,541 km of gas distribution mains were laid at a cost of £316 million during the 15 months ended 31 March 2002.

During the 15 months ended 31 March 2002, 2,344 km of iron mains were decommisioned as part of our ongoing policy, together with 50,707 service pipes. Some 1,089 km of medium pressure ductile iron (MPDI) mains were decommissioned in 2001, against a target of 960 km cited in an Improvement Notice issued by the HSE in September 2000. Transco is on schedule to decommission a forecast total of

2,360 km of MPDI within 30 metres of property by the end of 2002.

Safety management
We continue to drive for improvements in safety. Last September, Transco, Ofgem and the HSE concluded discussions on the next phase of mains replacement, resulting in an accelerated programme to replace all remaining iron mains within 30 metres of buildings. This will see some 91,000 km of iron mains being replaced over the next 30 years. Currently, we are in discussion with the HSE as to the replacement priorities.

Ofgem has allowed £1.5 billion[#] of investment for the first five years of the accelerated mains replacement programme, with an incentive regime to encourage efficient delivery. In setting price controls, these costs were divided 50:50 between capital and operating expenditure. This ensures that the cost of the programme will not fall wholly on today's customers but be shared with future customers who also stand to benefit from the further improvements in safety and operational integrity.

[#] At 2000 prices




Transco is responsible for the safety of the national gas pipeline system 24 hours a day, 365 days a year. Over 8 million calls were made in the 15 month period to 31 March 2002, to the Transco Call Centres. Call Centre operators like Dawn Capes despatch Transco engineers such as John Smethurst to over 1 million gas escape reports a year, nationwide.



Calls to Call Centres answered within 30 seconds %



	1999	2000	2002*	Regulatory target
%	98	95	96	90

Response to uncontrolled escapes within 1 hour %



	1999	2000	2002*	Regulatory target
%	98	98	98	97

Response to controlled escapes within 2 hours %



	1999	2000	2002*	Regulatory target
%	99	99	99	97

* Figures for the 15 months ended 31 March 2002

Safety performance
During the period, Transco continued to sustain its performance drive despite being faced with the wettest winter on record. At times our engineers had to resort to dinghies and helicopters to reach gas consumers in order to undertake remedial work and protect the gas transportation system. Thanks to their efforts there were no significant interruptions in supply as a result of bad weather.

This continuous drive to enhance performance is demonstrated by an underlying improvement of Transco's productivity and service standards. Transco is already achieving leading standards for its management of safety when tested against the CBI's Contour benchmarking tool. After a 34% reduction in the frequency of Lost Time Injuries to employees in 2000, it delivered a further 25% reduction for 2001.

Transco operates a free national gas emergency number: 0800 111 999†. Each winter it runs a safety awareness campaign to remind the public that the gas emergency service operates 24 hours a day throughout the year. During the 15 months ended 31 March 2002, our staff in the three national Call Centres dealt with 8.07 million telephone calls from the public, 96% of which were answered within 30 seconds. Our engineers attended 1.67 million gas escapes.



† All calls are recorded and may be monitored

Results from an independent survey showed that 94% of people reporting a gas escape were satisfied or very satisfied with the outcome of their call to our Call Centres.

We also operate a free 24-hour helpline for gas consumers whose appliances or pipework need more extensive repair once a Transco engineer has made them safe. During the 15 months ended 31 March 2002, this helpline gave around 185,000 gas consumers the details of their local Council for Registered Gas Installers (CORGI) engineers.

Gas related incidents
As a result of a fatal accident in Larkhall in December 1999 in which four people died, the Scottish Crown Office on 28 February 2002, announced its decision to prosecute Transco either for Culpable Homicide or for a breach of the Health & Safety at Work Act. A trial date is awaited.

The HSE report into the fatal accident in Dundee in October 2000 in which two people died is currently with the Procurator Fiscal. A decision is awaited. The verdicts returned at an inquest on 21 March 2002 into the deaths of two people following an explosion in Batley in November 2000 were, in each case, one of accidental death.



Phil Gaskell Team Leader, Despatch, Transco

In the 15 month period, we answered over 8 million calls at Transco's Call Centres, 96% within 30 seconds.






Over 160,000 new domestic and industrial consumers are connected to Transco's network every year. Design Supervisor Chris Black and Engineer Martin Duce are part of our newly independent connections company, First Connect.

On 24 July 2001, Transco was prosecuted under the Health & Safety at Work Act for an incident in January 2000, where an explosion occurred at a domestic property in Epsom following work carried out on a service pipe. Transco pleaded guilty and a fine of £50,000 was imposed with £11,976 costs.

On 14 November 2001, an explosion at Cavendish Mill, Ashton-under-Lyne, resulted in the death of one person. HSE investigations are continuing.

On 1 April 2002, an explosion at Clitheroe, Lancashire, resulted in a fatality. Transco is assisting the authorities in their investigations.

Customer and consumer service

Transco aims to meet a range of contractual and statutory standards of service. These cover Public Standards, which include the important Emergency Standards described in the section on Safety Performance, together with those on Transportation, Connections, Meterwork and Complaints. During the 15 months ended 31 March 2002, 98% of uncontrolled gas escapes were attended within one hour and 99% of controlled escapes were attended within two hours of receipt of the call. This is above the agreed standards of service of 97% for both.

Transco continues to improve its service to its gas shipper customers. Aggregate performance for all recognised

transportation standards of service exceeded targets for 2001. Shipper customer satisfaction ratings increased consistently in line with Transco's investment to improve service delivery systems and processes. Transco's improvements in customer service were acknowledged in December when it received the Utility Industry's 'Customer Care' award for a second year in succession.

In November, in a move welcomed by Ofgem, we instituted a consumer compensation scheme. This ensures that all consumers who find themselves without gas through the actions of Transco or a third party, such as a water company or cable operator, will receive £30 compensation from Transco for every 24 hours they are without supply. Industrial and commercial consumers will also receive compensation.

Unbundling

On 1 July 2001, gas connection activities were separated from Transco into a wholly owned subsidiary.

Progress continues to be made in the separation of Transco's metering and meter reading activities. We anticipate that the new systems and processes to facilitate a fully competitive market will come into effect in early 2003. Price caps for the provision of metering and meter reading services have been imposed on Transco and will remain in place until

competition is deemed by Ofgem to be sufficiently developed.

Ofgem is expected to announce that Transco's LNG storage activities should be deregulated and as such we have now begun the process of moving LNG outside Transco's regulated ring-fence.

We are currently exploring the possibility of adapting the 900 acre brownfield LNG site at the Isle of Grain to allow LNG importation. The development of this site would support the Government's objective for energy supply diversification and the reuse of existing contaminated land.

First Connect

First Connect provides gas connection services to the national pipeline infrastructure on behalf of Transco. With over 160,000 new domestic and industrial consumers connected to the network each year, First Connect is able to deliver an end-to-end works management service.

On 31 March 2002, First Connect moved out of the Transco ring-fence and into Lattice Enterprises. As part of Lattice Enterprises, First Connect will be able to expand the breadth of products offered and its customer base.

 For further information on First Connect visit www.lattice-group.com/firstconnect

Telecoms

15



Our Telecoms sector comprises 186k – our fibre optic business, and SST – our mobile telecoms towers business. By the end of 2001, 186k had completed its 2,000 km fibre optic backbone network and had signed up pre-launch customers. It has since gone on to launch its initial products and services. After buying out our joint venture partner, SST is now a wholly owned subsidiary with a portfolio of some 2,600 sites available for marketing to mobile phone operators.

In the telecoms sector our immediate priorities have been dictated by the realities of a tough market. Consequently, operating and capital expenditure are being held on a very tight rein, with incremental investment confined to the generation of profitable new sources of revenue.

In the context of the Proposed Merger with National Grid, the new Group's strategy will see the integration of each company's UK operations which provide wireless infrastructure (telecoms towers) and related services.

Robin Bailey Field Services, SST

By the end of March 2002, we had some 1,000 telecoms sites in operation, with a further 1,600 sites available for marketing.

There is a growing need for mobile network infrastructure along with the need for infrastructure services. This integration will provide a wider and more attractive site portfolio for marketing to mobile phone operators.

We still expect SST to generate a positive operating cash flow during the course of 2002/03.

However, in the light of deteriorating conditions in the telecoms market and our decision to resolve the future of 186k in the course of this financial year, we are currently reviewing our strategic options for this business, including sale or partial sale.

186k
Building the network
186k's key priority for 2001 was building its state-of-the-art network. Despite the challenges of the wettest winter on record and foot and mouth restrictions, the network was built within budget and became operational by the end of December.

The network, technologically the most advanced in Europe, spans nearly 2,000 km and connects 20 centres of demand. By following the Transco NTS footprint, building a significant part of the network cross-country, we capitalised on Transco's expertise in land management and pipe-laying. The routes chosen minimised the environmental impact whilst at the same time ensuring high standards of reliability.

The network consists of eight ducts, each capable of holding one cable with 48 fibre pairs, which in turn can each currently support 40 wavelengths. To start with, only one duct is in use; the other seven allow for expansion of the network to meet future demand. The latest fibre has been laid, supported by advanced optical transmission equipment technologies that give clear performance and reliability advantages.

Business developments
Following completion of the core network, 186k's prime focus is growing its revenue stream. This required it to rebalance its skills base towards marketing and commercial capabilities. Consequently, the business has been restructured, resulting in a 20% reduction in the workforce.

In October 2001, 186k launched its business with an initial carrier-focused product set comprising dark fibre, co-location, managed wavelengths and managed bandwidth. In February 2002, these products were supplemented with products aimed at the corporate market and Internet Service Providers.

During the course of the period, 186k successfully signed up Hutchison 3G, the UK's newest mobile operator, to provide a nationwide network and co-location services in a 20-year contract worth tens of millions of pounds. However, sales for 186k have been impacted by the deteriorating conditions in the telecoms market.

 For further information on 186k visit www.186k.co.uk

186k network map

City point of presence ○
Data centre
Backbone point of presence ◉
Amplifier site ◎



  

186k's Network Operations Centre is located at The Spectrum in Reading. It is from here that the company's national fibre optic network is controlled and monitored and where Chris Dowsett (above) works in Fault Investigation. Faults can be spotted and repaired even before customers are aware of them. The Spectrum is also the company's HQ, where receptionist Glayinka Atico (centre) greets visitors.

Other investments
Urband
In February 2001, we announced a joint venture with Thames Water to build a fibre optic network to meet the needs of major businesses in London. The network will cover the major commercial centres in London from Docklands and the City to the West End, Victoria, Hammersmith and Westminster. By using Thames Water's sewers, the joint venture has a fast, cost-effective and environmentally friendly means of rolling out fibre optic infrastructure and services throughout the capital. Urband was formally launched on 23 January 2002 and the initial network is on course for completion by the end of 2002.

Bulldog Communications
Lattice has a 20% stake in Bulldog Communications, which provides high speed internet services via Digital Subscriber Line (DSL) technology using BT's copper wire telephone network. The company has initially requested space in 41 of BT's local telephone exchanges and has plans to extend this reach throughout 2002.

SST
On 26 October 2001, Lattice acquired SpectraSite Inc's 50% share of the telecoms joint venture SpectraSite Transco Communications. The now wholly owned subsidiary has been renamed SST (UK) Limited.

SST provides a complete service to UK telecommunication operators by acquiring, building, leasing and managing sites for base stations and radio masts, in support of wireless networks. The company enables mobile operators to extend their second generation (2G) networks and fulfil their obligations under 3G licences to provide coverage, whilst allowing them to concentrate on growing and serving their customer base, rather than the delivery infrastructure.

At the end of March 2002, SST had some 1,000 revenue generating sites and a further 1,600 sites available for marketing to operators.

Business developments
Market conditions were difficult. Faced with a severe downturn, mobile operators reduced the level of investment planned for 3G network development. New UK legislation and Scottish Executive regulations also came into force, which curtailed some of the planning and development rights previously afforded to the industry. However, SST's towers are designed to accommodate multiple operators by site sharing (or co-location). Sharing towers is a key objective of the Government since it minimises the building of new towers. 3G coverage is forecast to require many more sites and, as such, co-location will help to minimise their number.

Last year, SST withdrew from pursuing Continental European business opportunities to concentrate on the UK and our customers currently include all five mobile operators (Vodafone, Orange, T-Mobile (formerly One 2 One), O_2 (formerly BTCellnet) and Hutchison 3G) and a number of private mobile radio operators including the emergency services and Transco.

For further information on SST visit www.sstuk.com

Our leading expertise in the management of gas infrastructure provides important opportunities for the development of competitive service businesses not subject to price regulation. We will continue to actively manage this portfolio, nurturing those growth opportunities complementary to the focus on energy delivery.

Advantica

Advantica provides advanced technology and systems solutions for energy and utility companies worldwide.

The company employs more than 900 people in the UK and USA, bringing together specialist skills in technology, software, engineering, training and testing.

However, as a result of its new price control, Transco has reduced its technology support work programme contracted to Advantica, resulting in a loss of some 120 jobs.

2001 was a year of change and growth for Advantica, partly because of the acquisition of Stoner Associates, a leading network and simulation software company based in the USA, and the purchase of RISX, an Aberdeen-based safety and risk management consultancy.

Stoner gives us a foothold in providing leading technology solutions in North America, the world's largest infrastructure market, and RISX a base from which to service the North Sea oil and gas services market. Both acquisitions enhance Advantica's range of services.

The acquisition of Stoner has provided access to more than 550 corporate customers worldwide, two thirds of which are in the gas, electricity, petroleum and water sectors in North America.

To realise the synergies, two branded, customer-facing businesses have been created: Advantica Technology targets onshore and offshore oil and gas industries, and Advantica Stoner provides network management solutions to energy and water delivery companies.

 For further information on Advantica visit www.advantica.co.uk

Lattice Energy Services

Lattice Energy Services provides an independent, multi-utility infrastructure service to industrial and commercial customers.

A milestone for Lattice Energy Services in 2001 was the launch of the initial phase of a national network of compressed natural gas (CNG) filling stations for heavy goods vehicles. Subject to demand, nine more CNG filling stations are planned for construction in the period to the end of 2003. The first station, the UK's largest, was opened at Crewe in October by Transport Minister David Jamieson.

Other significant developments over the last 15 months ended 31 March 2002 included the signing of a contract with Cleveland Potash to build a 21 MW combined heat and power (CHP) plant, the largest undertaken in the UK in 2001, and the completion of two combined cool and power (CCP) plants for 186k.

 For further information on Lattice Energy Services visit www.energyhelp.co.uk



Business Development Manager Mike Wesolowski, Marketing Projects Manager Anna Thurman and Leading Technician Daniel McCarthy are all based at Advantica's offices in Loughborough.



 

Lattice Energy Services has built two combined cool and power plants for 186k. These £7.5 million projects are the first of their kind in the UK. As well as 186k benefiting from reduced whole life costs, they use up to 30% less electricity than taking electricity from the grid.



Lattice Property
Lattice Property manages the Group's extensive portfolio of land and buildings (except Transco's operational land), realising value from surplus land and property where appropriate.

The portfolio consists of land and buildings occupied by Group companies or leased to third parties, and surplus properties and land. Much of the latter is contaminated from former gas works use, but, when remediated, this and other land forms a valuable, brownfield, often inner city, landbank. At 31 March 2002, a discounted provision of £164 million was carried forward to deal with the estimated future environmental costs for remediation of this land. A further discounted provision of £102 million as at 31 March 2002 is carried by Transco, giving a total Group provision of £266 million.

During the 15 months ended 31 March 2002, we disposed of 74 properties comprising 228 acres. A typical site is the 46 acre Blueprint project in Portsmouth where the decontamination programme involved both traditional and innovative techniques such as bioremediation. The site is being disposed of for commercial development in a phased programme that is scheduled for completion in 2003. To date, 11 acres have been sold.

 For further information on Lattice Property visit www.lattice-property.com

TLG Group
TLG Group provides customer tailored services to the operators of complex commercial fleet networks.

The services offered range from asset leasing, engineering design, procurement and build management to maintenance, accident management, licence management, legal compliance, telematics and business software.

With growth of 10% within the 15 month period, TLG Group now manages a fleet of over 25,000 vehicles, of which more than 16,000 are commercial vehicles. Non-Lattice Group clients now account for over two thirds of TLG Group's turnover.

In the largest deal of its kind so far, in February 2001, TLG Group signed a 20-year contract with the London Fire and Emergency Planning Authority for the provision and maintenance of all of the Authority's vehicle and operational equipment requirements within the M25 orbital motorway.

 For further information on TLG Group visit www.tlggroup.com

Other developments
On 31 March 2002, First Connect moved out of the Transco ring-fence and into Lattice Enterprises.

On 15 January 2002, RWE, a German utility, and Lattice announced the formation of a joint venture named viavera, which provides an independent gas logistics service in the provision of gas transportation in Europe.

David Oram Construction Manager, Lattice Property

We continue to reclaim brownfield sites throughout the country, working with all interested parties to return land to beneficial use.

Our activities impact on the social and economic well-being of millions of people across Britain and on the natural environment.

We recognise the role we play in society and believe that the benefits we bring are both substantial and long-lasting.

In addition to being a financially well-founded and successful company, our aim is to be at the forefront of good practice in our management of health, safety and the environment and to contribute actively to the wider needs of the society in which we operate. These matters are now an integral part of our strategic planning, decision-making and operational activities. In all that we do our approach to day-to-day operations is governed by the behavioural values and ethical principles defined in our Statement of Business Principles. These cover a number of key areas: health and safety; environment; communication; work environment; community activities; customers; and our relationships with third parties.

That is why we are choosing to include within our Annual Report and Accounts material on non-financial components of our business. The selection of issues on which to report has been informed by a number of external reporting guidelines. The material in this section of the printed Report has been independently reviewed by PricewaterhouseCoopers and their review statement is published on page 102.

This section of the Report is complemented by additional information including Group policies, annual targets and performance indicators, available via the web-based version of the Report.

Integrated management
We adopt a holistic approach to carrying out our operations and believe that reporting on how we do business is of interest to our shareholders, employees and the wider community. The challenges of managing complex issues can be illustrated by a brief overview of the accelerated programme for replacement of iron mains. The pace of the programme has been set by the Health and Safety Executive's (HSE's) adoption of a precautionary approach to public safety. It results, for example, in a substantial increase in the mains replacement workload; from 2,000 km in 2001 to around 3,500 km per annum by 2006. This gives rise to associated issues that Transco has to manage in an integrated manner.

This example demonstrates the diverse factors and trade-offs that we need to manage. Our aim is to do this to the best overall effect across all areas of impact.

An issue such as the replacement of iron mains has numerous inter-related impacts and actions. While not comprehensive, this diagram provides an overview of our approach to a particular issue.



 For further information on our Statement of Business Principles or other topics covered in this section visit www.lattice-group.com

Corporate

Highlights

- Review of Business Principles and their application across the Group completed.
- Board Safety Committee established.
- Chairman's Awards for Health, Safety & Environmental Achievement inaugurated.
- Lattice rated joint first in the sixth BiE Index of Corporate Environmental Engagement.
- Lattice rated first in the Dow Jones Sustainability Index pipeline sub-group.
- Lattice listed in the first FTSE4Good Index.
- Lattice Foundation and Group Social Responsibility Management Committee established.

Challenges

- Implement the revised Statement of Business Principles developing related Statements of Business Practice for each business.
- Encourage greater involvement by contract partners in Chairman's Awards.
- Maintain rating in external benchmarking indices as Transco reorganises to out-perform its new price control.
- Transco to achieve world class status in CBI Contour benchmark by 2004.
- Co-ordinate and maximise impact and resources of social responsibility activities.

CBI Contour – benchmarking HS&E performance and practice



Key
- o UK sample
- □ Transco average 1998
- ▣ Transco average 1999
- ■ Transco average 2000
- ■ Utilities 2000

Review of Business Principles
During 2001, we reviewed how our Business Principles (which predate the Demerger) are being applied across the Group. We wanted to understand better the fit between our existing principles and each of the Group businesses. Following this review the Executive took personal responsibility for developing a revised Statement of Business Principles which was approved by the Board in April 2002.

Policies and governance
We believe that sound policies underpinned by effective management systems provide the foundation for exceptional performance at an operational level. During 2001, a review of Group policies was initiated to ensure that they reflected the priorities of the business and represented best practice. This review will be completed during 2002.

Executive Director John Wybrew has Board level functional responsibility for Health and Safety, Environment and Human Resources (HR). The Board and the Executive specifically consider Health, Safety and the Environment (HS&E) as a standing agenda item every quarter. In addition, the Board established a Safety Committee in 2001.

Our enduring aim in the management of HS&E is to integrate it systematically into our businesses from frontline approaches to Board level. The Board ensures that this takes place at the highest level by linking the attainment of annual objectives for HS&E with the Executive Directors' and other senior managers' performance-related remuneration. At an operational level HS&E practitioners from all Group businesses are encouraged to attend a workshop at least annually to share best practice.

The Group Management Development Committee, made up of Lattice Executive Directors, was established during 2001 to review management development across the Group. In addition, an HR Leadership Team now meets quarterly under the Chairmanship of John Wybrew. This group of senior HR representatives from across the businesses shares knowledge and best practice to promote consistent application of the Group HR policies.

At Group level, our social responsibility activities are managed through the Lattice Foundation and Group Social Responsibility Management Committee. This committee sets policy and has strategic oversight of all social responsibility activity. It seeks to promote

and further develop the Group's social responsibility activities. All projects have a senior manager 'champion'.

Benchmarking performance
We performed well in the Dow Jones Sustainability Index in 2001, coming first in the pipeline sub-group. The potential value to shareholders of being included in this index is demonstrated by the fact that the value of this index has grown by 180% since 1993 compared with a growth of 125% for the Dow Jones Global Index over the same period. We also achieved a listing in the new FTSE4Good Index and were rated joint first in the BiE's sixth Index of Corporate Environmental Engagement.

These indices are a useful means of benchmarking our performance with businesses of comparable size in the same market sector. Indeed, Transco actively uses CBI benchmarking tools, such as Contour for HS&E performance and practice, and Probe for customer satisfaction. These tools help to target areas in which progress is needed and provide comparison with best-in-class companies. Transco is committed to achieving 'world class' status in the CBI Contour index by the end of 2004.

Lattice Group Board

Board Safety Committee	Lattice Foundation and Group Social Responsibility Management Committee	Health, Safety, Security & Environment Forum
Chair Sir David Davies, Non-executive Director	**Chair** Sir John Parker, Chairman	**Chair** John Wybrew, Executive Director
Membership Selected Board members and the Group Head of Health, Safety and Security	**Membership** Managing Directors from businesses and the Director of the Lattice Foundation	**Membership** Senior representatives from businesses
Frequency Three times a year	**Frequency** Three times a year	**Frequency** Quarterly
Scope To review, on behalf of the Board, strategic safety issues relevant to the Group	**Scope** To steer the Group's social responsibility activities	**Scope** To share knowledge and best practice, set HS&E directives and objectives and provide a consultative forum for strategic issues

Highlights

- Reportable Injury Rate decreased by 28% in 2001 compared to 2000.

- Transco's Safety Charity Challenge raised over £1.5 million for charity and identified and removed over 16,000 potential workplace hazards.

- The HSE concluded the follow-up inspections to its 1999 audit of Transco.

Challenges

- Maintain the rate of improvement in safety performance across the Group.

- Reduce the level of sickness absence across the Group and improve the recording and analysis of it.

- Work with the HSE through the Gas Industry Safety Group to develop strategies for reduction in carbon monoxide incidents and fatalities.

Chairman's Awards

The role that employees and contract partners play in raising the profile and quality of HS&E management within the Company is acknowledged and celebrated through the Chairman's Awards for HS&E Achievement, which were initiated in 2001. Our aim is to ensure that good ideas are made more widely known and applied throughout the Group as we strive for continuous improvement.

Health and safety

Our enduring aim for health and safety is to eliminate all work-related illnesses and to prevent injuries to those engaged in the Group's operations, and to the public, and to promote a positive safety culture.

Many of our operations are potentially hazardous and so excellence in health and safety practice is critical to our 'licence to operate'. As a Group, we are absolutely committed to remaining at the forefront of good practice in our management of these crucial aspects of our operations.

Our Health and Safety policy establishes the strategic aims against which the individual businesses are judged. Annual objectives are set and translated into targets for all our operations, and progress towards their achievement is reported quarterly to the Group Executive and Board.

We apply stringent health and safety performance requirements to our key external contractors.

Very regrettably, on 4 October 2001, a Transco contractor died after the vehicle he was driving collided with a sub-contractor's tractor. Contractor site inductions and briefings now include materials relating to safe driving practices.

Additional information about Transco's management of public safety is covered in the Business review section of this Report.

Key performance indicators

One of the most important performance indicators that we monitor is the rate of injuries which are reportable to the enforcing authorities. During 2001, the Reportable Injury Rate was reduced by

28% across the Group. In 2001, total injuries to employees resulted in 180 days per 1,000 employees off work (a total of 2,950 days), compared with 194 days per 1,000 employees (2,911 days) in 2000. By working to spot and eliminate the hazards inherent in our business we believe we can prevent injuries.

An initiative which has contributed to improved hazard spotting and the consequent reduction in Lost Time Injuries in Transco is the Safety Charity Challenge which started in September 1999. This initiative links the identification and elimination of potential hazards and the reductions in injuries sustained at work with donations to Mencap/Enable, a charity for people with learning difficulties.

By December 2001, over £1.5 million had been raised and over 16,000 potential hazards spotted and removed. External and internal endorsements for this initiative have been received from:
- Utility Week's Investment in People Award 2000;
- the Institution of Gas Engineers & Managers' Award for Safety 2000; and
- a Special Award in the Chairman's Awards for HS&E 2001.





The Chairman's Awards for HS&E Achievement were initiated in 2001. Sir John Parker presented the Awards to Group businesses and contract partners who had made a substantial contribution to the Group's HS&E performance. Neil Johnson, an Operations Manager at Transco, won the employee category for his strong leadership in HS&E in Transco's North West Network.

Reportable Injury Rate (RIR)
per 100,000 employees 2000-02



O—O UK electricity, gas and water industries 12 month rolling RIR (from HSE statistics)
O—O Lattice 12 month rolling RIR

New cases of Hand Arm Vibration
Syndrome reported 2001-02



Enhanced systems to monitor sickness absence performance were introduced during 2001. The more rigorous reporting arrangements may have contributed to much of the recorded increase of approximately 25% in sickness absence during 2001.

Business critical staff in Transco were offered influenza inoculations for the first time in 2001. Some 15% of all Transco employees took up the offer.

Employee health and safety risks
The identification and management of health and safety risks to employees across the full range of Group occupations is a key activity.

A major scheme to reduce the risk of Hand Arm Vibration Syndrome, which may affect employees who work with vibratory equipment such as road drills, is now in place in Transco and First Connect. During 2001, the number of new cases reported decreased steadily. We believe this scheme is considered 'good practice' within the utilities sector.

Unnecessary or excessive business travel can have a detrimental effect on employees' health and well-being in addition to the increased risks of an accident. Schemes to reduce the number of miles driven by Group employees have been piloted by several businesses. Greater use of videoconferencing and teleconferencing is encouraged.

HSE audit of Transco
Following the major audit of Transco by the HSE in 1999, a considerable amount of work was done to address the goal-setting recommendations. By the end of 2001 the HSE had concluded its follow-up inspections to confirm that its recommendations had been implemented.

Industry safety groups
Lattice actively supports the Gas Industry Safety Group (GISG). The aims of the GISG are to:
■ promote gas safety;
■ encourage co-operation amongst industry players to develop, introduce and improve practices for the safe transmission, storage and use of gas throughout the UK; and
■ ensure the safety of consumers and the public with particular focus on carbon monoxide poisoning.

Transco continues to run an annual winter advertising campaign to promote the use of its free national gas emergency number 0800 111 999.[†] Through the work of the GISG the safety campaigns of all gas companies are now co-ordinated to reinforce key messages.

Lattice is involved in the work of the Government-supported Gas Industry Emergency Committee (GIEC) through the Chairmanship of Executive Director John Wybrew. The GIEC's main aim is to ensure that, in the event of a large-scale gas supply failure, contingency plans are in place to mitigate the impact and ensure the rapid and safe restoration of supplies to consumers.

† All calls are recorded and may be monitored

Environment

Highlights

- 15 environmental management systems re-certified to ISO 14001.
- Four new certified environmental management systems.
- Lattice Energy Services developed and installed the largest compressed natural gas vehicle refuelling facility at Crewe.
- Lattice Group Environmental Report 2000 shortlisted for an ACCA UK Environmental Reporting award.

Challenges

- Maintain certification of environmental management systems during Group reorganisation.
- Achieve business-led targets for reduction in transportation emissions.
- Apply more widely the environmental initiatives recognised in the Chairman's Awards which also bring economic benefits.

Environment
We aspire to the highest standards of resource efficiency and environmental performance in our operations.

Five years ago, Lattice companies began a programme of progressive improvements in their management arrangements to give practical effect to these aspirations. Driving the programme is an organisational structure that develops, promotes and endorses the highest standards of good practice. At the highest level, our approach to the environment is shaped via a framework of strategic objectives. These are to:
- manage all activities within the framework of a formal environmental management system;
- reduce relative levels of emissions, discharges and wastes; and
- reduce the relative use of environmentally sensitive resources throughout the business.

These strategic objectives are achieved by establishing and working towards a series of annual Group-level objectives supported by targets in the individual businesses.

The Lattice approach to environmental management was recognised by Business in the Environment (BiE) in its sixth Index of Corporate Environmental Engagement in which Lattice was rated joint first. In all, 206 leading businesses, including 83 of the FTSE 100 companies participated in this annual ranking exercise. In total, they represent 83% of the market capitalisation of FTSE 350 companies. The Index ranks the participating companies on the basis of the standards of their management of the environmental impact of their operations; on the alignment of this with their business strategy; and on their environmental performance in setting relevant targets, prioritising and delivering continuous improvement. Both in environmental management and performance, Lattice was ranked equal first.

We believe that our success in the Index confirms the soundness of the foundations laid for future improvement.

Environmental management systems
We have implemented a strategy to encourage the businesses to progress the development and certification of environmental management systems. This is intended to provide the Executive with direct assurance that our systems are robust and properly focused on significant environmental risks and liabilities.

Benefits arising from the implementation of environmental management systems have been the increased awareness and motivation of employees, and improvements in operational efficiency as demonstrated by the environmental nominations to the Chairman's Awards 2001 and the survey of employee attitudes in Transco (see page 26).

At the end of 2001, Lattice had 19 certified environmental management systems in place covering almost 90% of the workforce. Notably, First Connect started life with a certified environmental management system: a significant achievement and endorsement of a management team who recognised the value of establishing such a management framework at the outset.

Key environmental issues
As a transporter of a non-renewable energy source and a developer of complex infrastructures, our business



Emissions of greenhouse gases
million tonnes of CO_2 equivalent*

2000: 7.68
2001: 7.36

* Transco NTS data based on 1999 and 2000 figures respectively



Sources of greenhouse gas emissions from Lattice operations 2001

Transport 1.0%
Other operations 18.7%
Building energy use 0.5%
Methane 79.8%

Total – 7.36 million tonnes of CO_2 equivalent

25

activities are inextricably linked with environmental issues. The key issues for the Group, both as opportunities as well as threats, are climate change, energy use, transport, management of excavation spoil and contaminated land.

Climate change

Natural gas is largely methane, and carbon dioxide (CO_2) is one of the products of its combustion. Carbon dioxide and methane emissions from the supply and use of fossil fuels are significant greenhouse gases that contribute to global climate change.

Transco's most significant challenge as regards climate change is the methane emissions arising from leakage and venting from the network. This accounts for almost 80% of our total greenhouse gas emissions. In 2001, emissions of greenhouse gases from Lattice Group businesses expressed in terms of carbon dioxide equivalents were 7.36 million tonnes, 4% lower than in 2000. Carbon dioxide emissions resulting from the use of electricity and gas at operational, liquefied natural gas storage and National Transmission System (NTS) sites, and the operation of NTS compressors account for almost 19% of total greenhouse gas emissions attributable to Lattice Group activities.

Natural gas has a significant role to play in assisting the Government to achieve its greenhouse gas reduction targets because it produces less carbon dioxide per unit of fuel used than coal or oil. In the last decade, simple fuel switching from coal or oil to gas, driven primarily by economic considerations, has contributed a reduction of over 50 million tonnes of carbon dioxide to the national target. This fuel switching has also led to significant reductions in the emissions of other air quality contaminants which contribute to regional and local pollution.

Energy use

The environmental benefits of natural gas are enhanced by its flexibility and its use in high efficiency conversion technologies. These benefits, and ease of transport, make natural gas the fossil fuel of choice for distributed generation and for small-scale combined heat and power (CHP) generation where thermal efficiencies in excess of 90% are achieved. Advantica and Lattice Energy Services are at the forefront of developing, promoting and driving the application of CHP technology throughout the commercial and industrial sectors in the UK.

In managing our own energy use, Lattice companies seek to utilise energy as efficiently as possible. Group buildings vary in terms of age, fuel type and technology. The energy use in our buildings was some 122 million KWh in 2001.

Transport

Transport is a key sustainability issue of both strategic and operational importance to Lattice. The Group's underlying objectives are to:
- manage the impact of travel activities on the environment;
- realise real cost savings; and
- promote the development of innovative transport options including natural gas vehicles and their refuelling infrastructure through Lattice Energy Services.

In 2001, business mileage and associated fuel consumption across the Lattice Group equalled 158 million miles and 30 million litres of fuel.

Excavation spoil

Lattice companies generate a large amount of spoil from trenches for gas pipes, telecoms cables and from excavation and remediation of former gas works sites. During 2001, almost 2.6 million tonnes of spoil were disposed

of to landfill. This was generated from the laying of over 5,000 km of pipe and 198,000 service pipes, 2,040 km of cable and the remediation of 797,200 m^2 of land.

Lattice companies continue to be at the forefront of the development of innovative technologies and techniques to control the amount of excavation spoil generated. Techniques such as no-dig technology, recycling spoil and consolidating spoil for reuse in excavations are all strategies being deployed by Lattice companies.

Contaminated land

The Lattice Group has inherited a portfolio of land from its gas industry origins. This includes 813 sites that are potentially contaminated and some of these have a complex industrial history dating back to the 19th century. Lattice Property applies a rigorous approach to the identification, assessment, control and remediation of the Group's contaminated sites.

To ensure application of the best remediation techniques, Lattice has invested in excess of £10 million over the past five years in research and development. Lattice Property's expertise in managing the clean-up and development of complex contaminated sites, acquired over the past decade, is now being made available to third party companies. With the increasing attention within Europe on the development of brownfield sites the market for such an expert service is significant.

Environmental prosecution

On 18 December 2001, Transco was prosecuted under the Control of Pollution Act 1974 following an incident on 29-30 March 2000 when leakage of diesel-type oil from a generator on a Transco site flowed through sumps and field drains into Black Lynn Burn, Oban. A fine of £4,000 was imposed.

Transport emissions
thousand tonnes of CO_2



Excavation spoil to landfill
million tonnes

Highlights

- Active engagement of the Board in management development and succession.
- Employee survey shows attitudes to health, safety and environmental issues improved within Transco.
- Use of Group intranet increased from March 2001 to March 2002.
- Launch of new Group-wide journal, Interface.

Challenges

- Manage the organisational change, especially the restructuring of Transco and the consequent redundancies, while continuing to deliver business objectives and maintain appropriate skills base.
- Maintain the active involvement of employees in social responsibility initiatives.

Employee attitudes in Transco
1999 and 2001 % of respondents

A keeps to high health and safety standards
B practises equal opportunities
C has strong environmental policies
D continually seeks to improve levels of customer service and care

Lattice people

Our Group's potential will only be realised if the full potential of each of us is realised. Through our human resources policies we seek to deliver to each of our employees a safe place of work, equality of opportunity and a work environment free from harassment and unfair or unlawful discrimination.



Jenny Corner Graduate Trainee

Communication

Communication plays an important role in business relationships and in ensuring public confidence in what we do. Effective communication within the Group is given high priority and we use several methods to ensure that employees are kept informed of Company news. These include magazines and intranet sites in each of our businesses, a Group-wide intranet site and the launch in 2001 of the Lattice journal, Interface.

The Chief Executive delivers a 'home page' on the Group's intranet each week. This provides a personal perspective on Company news and external events.

During 2001, several staff surveys were conducted, including an employee attitude survey within Transco and a Group-wide survey on internal communication.

We consult with employees on health and safety matters via formal consultative committees. All our employees are free to join trade unions; 95% of industrial employees and 70% of staff are members.

Restructuring impacts

The scale of the task facing the Group in engaging positively with employees, while taking steps to place us in a position to deliver Transco's commitments under its new price control is challenging. Transco's current restructuring started by considering the outputs: the projected demand for gas transportation services; the substantially accelerated programme to replace iron mains; and, above all, the standards set for safety, reliability and customer service. The consequent restructuring is substantial, entailing net 2,400 job reductions (18%, based on December 2001 employee numbers) by 2003 in Transco. Overall, the job mix will change. Three quarters of the job losses will be in management and administrative grades. We are committed to consultation both formally and informally with union representatives and directly with staff.

Our business objectives will only be achieved with the commitment and dedication of all Group employees and the positive support of our contractors.



Intranet use thousands of site hits average per month

- Lattice news stories
- Chief Executive's home page



Total employees* end March 2002 %

Female 19%
Male 81%

People of colour 3%
White 97%

* Based on Full Time Equivalents (15,356)



Total managerial grade employees* end March 2002 %

Female 17%
Male 83%

People of colour 4%
White 96%

* Based on Full Time Equivalents (1,519)

Wherever possible, redundancies will be achieved voluntarily and through early retirement. The HSE will also be examining in careful detail any material changes to Transco's Safety Case arising from its restructuring.

A further consequence of the new price control has been a review of Transco's spend with Advantica on technical and engineering support. This has resulted in some 120 redundancies, the majority of which were completed by the end of March 2002. As 186k completed its building programme and started its marketing phase, it required a rebalance of its skills. 65 redundancies were completed by the end of February 2002.

Group pension arrangements

The rising cost of the current 'defined benefit' (final salary) pension scheme, combined with changes to the State retirement provision, have caused us to review our pension arrangements.

While we will continue the defined benefit scheme for existing members, in common with many other companies, we have introduced a 'defined contribution' arrangement for new employees joining from April 2002. Under the new

arrangement, which has been added to the Lattice Group Pension Scheme, both the employee and employer make contributions, with the pension based on accumulated funds. The result will be a more cost-effective and flexible pension scheme in the future for Group companies.

Equality and diversity

We are committed to promoting equal opportunity in employment and eliminating unlawful and unfair discrimination. The Group's inclusive approach to utilising the talent and skills of all its employees is achieved by aiming to provide equality of employment opportunity through recruitment and selection, access to development opportunities and by fair application of reward policies. We continue to monitor pay in relation to the marketplace as well as individual performance.

We align employee and shareholder objectives through share schemes including a Sharesave Scheme and an All Employee Share Ownership Plan (AESOP). Some 78% of all eligible employees chose to participate in the Company Sharesave Scheme in 2001. Over 40% of employees currently participate in the AESOP partnership shares scheme.

Work environment

Recent policy developments encourage employees to balance their work and personal lives. Our working environment is one that recognises the rights of employees and contractors to work without fear of harassment, discrimination or victimisation, irrespective of race, gender, religion, disability, age, marital status or sexual orientation. Every Group business develops annual equality and diversity action plans and provides key demographic data to enable annual monitoring at Board level.

Learning and development

We spend about £900 per employee per annum on training, developing and maintaining employee competence and capability. This takes place increasingly through e-learning methods. This places us in the top quartile of UK company spend on learning and development. In addition, in key customer locations such as Transco's Call Centres, Lattice Property and Advantica, the nationally recognised Investor in People standard has been achieved. This facilitates the linking of the Company's aims with its employees' development.

Projects funded by the Lattice Foundation are championed by senior managers from across the Group, where appropriate to their experience or development needs.

Graduate development

New skills and talent are continually required across the Group to meet future needs. The Group recruits both technical and non-technical graduates annually and supports their personal development through an 18-24 month programme in addition to associated professional development support.

Number of Group employees end March 2002



First Connect (854 employees) transferred to Lattice Enterprises on 31 March 2002

Highlights

- Improved Transco's system to manage shipper enquiries and queries.
- Utility Industry Achievement Award for Customer Care awarded to Shipper Services for a second year.
- Reduction of 8% in gas consumer complaints from June 2001.
- Kelly's Award for Excellence in Purchasing and Supply awarded to Transco Procurement and Logistics for Best Purchaser/Supplier Partnership Initiative.
- Contract-related savings of £36 million achieved in the Transco supply chain in 2001.

Challenges

- Meet all Transco's transportation standards of service without penalties over the new regulatory cycle.
- Continue improving quality of service to gas consumers and monitor through satisfaction survey.
- Continue to reduce customer complaint numbers.

Third parties
The aim across all our businesses is continually to improve our relationships with third parties.

This includes looking for efficiencies in our supply chains, ensuring that gas consumers and their representative bodies are satisfied with Transco's performance, and meeting the stringent standards expected by the gas shipping community – Transco's direct customers. In this section we report on how Transco manages these relationships.

Gas shippers
Transco's customers for gas transportation services are the 45 or so 'active' shippers. The Network Code, the common contract under which Transco transports gas for customers, contained 25 transportation standards of service at the end of 2001. Aggregate performance exceeded these required standards and shipper customer satisfaction increased consistently in line with Transco's investments to improve service delivery systems and processes.

We seek regular feedback from the shippers both formally and informally. As one of a number of customer service initiatives, Transco concluded a major project in 2001 to improve the way it handles enquiries and queries on the vast database it manages. Much of the capability of the new system was specified by the shippers. This project won the Award for Customer Care at the

Utility Industry Achievement Awards 2001. This was the second year that Transco's Shipper Services organisation had won this award.

The service standards under which Transco's Shipper Services operates include:
- the daily dispatch of meter readings for very large loads;
- notification of the energy content of gas;
- the speed at which enquiries are responded to;
- the timing of information flows that control the orderly transfer of consumer sites as they change hands from one competing supplier to another;
- transmission of information about meter changes; and
- visiting sites to determine the accuracy of information.

Suppliers and contractors
We also recognise the importance of effective industry, supplier and contractor relationships. Products and practices are regularly reviewed to determine whether the product or service can be delivered faster, better or more cheaply whilst maintaining, or improving, safety standards. In 2001 savings of £36 million were achieved in the Transco supply chain. Contractors' HS&E performance is important to all Group businesses and considered as part of the tendering process.

Transco runs an annual supplier day where suppliers are briefed on business issues. The feedback from this event, which has operated for the last three

years, is excellent. The frequency of contract review meetings with suppliers is dependent on established criticality criteria but meetings with key suppliers are held monthly.

In addition to supplier days, contractor days of a similar nature are held by both National Transmission and Trading, and National Operations. Contractors in particular are seen as increasingly important in delivering Transco's strategy, and effective communication is critical to maintaining these relationships.

The strength of Transco's alliances and partnerships with its suppliers and contractors was recognised when Transco with one of its valued suppliers won the prestigious Best Purchaser/Supplier Partnership Initiative in the recent Kelly's Awards for Excellence in Purchasing and Supply. Internally, we recognise the quality of our relationships with contractors and suppliers through the contract partner category of the Chairman's Awards.

Gas consumers
During 2001, Transco established an independent gas consumer satisfaction survey to measure consumers' views of Transco's performance on a range of core products and services. This process involves sending out 12,000 survey questionnaires every two months to consumers who have received emergency, replacement and connections services from Transco.

Initial results have helped Transco to



Consumer satisfaction measurement results 2001
Mean satisfaction

(1 = v. dissatisfied, 5 = v. satisfied)



A Urgent work B Meterwork C Meterwork (PME)
D Repair E Replacement F Connections G National Mean
PME Programme Meter Exchange

Highlights

- Over 43,000 homes have now benefited from the Affordable Warmth heat leasing scheme.

- 1,494 people have received training in support of the Affordable Warmth Programme.

- £330 million in bank credit now available to local authorities for application in heat leasing schemes.

- Business in the Community Awards for Excellence awarded to Lattice and Groundwork for Transco Green Futures in the Power in Partnership category and to Lattice CRED in the Investing in Young People category.

- The first four participants in the Reading Young Offenders Institution gas engineering training scheme are now in employment in the gas industry.

Challenges

- Apply the lessons learned in delivering the Stockton Warm Zone to two further zones.

- Support schemes providing gas training skills to support the Government's fuel poverty agenda and to ensure delivery of Transco business objectives.

- Ensure a high level of take-up by local authorities of the additional credit facilities now available from British banks for heat leasing schemes.

- Continue to develop initiatives providing both social value and shareholder benefit.

- Maintain average of 8:1 gearing for Lattice Foundation projects.

focus on key areas of performance to improve the quality of service delivery to consumers. From June to December 2001, complaint levels have been reduced by over 8% when compared with the same period in 2000. Some 96% of complaints are now resolved in fewer than 10 days of receipt.

Transco supports energywatch, the new watchdog for gas and electricity consumers, through the provision of information, training and issue resolution. Following significant detailed work about aspects of the management of the gas supply network by Transco, Ann Robinson, chair of energywatch, said "I am really pleased with the manner in which Transco responded to our request for information on the public safety aspects of gas mains and its prompt and substantial response".

Corporate sponsorship
Following the success of our initial collaboration with the Royal College of Art in summer 2001, we have agreed to sponsor the summer exhibition at the College for the next two years: 2002 and 2003. As part of this sponsorship, we set up the Lattice Group Awards which were open to all graduating second year students. We were delighted both by the quality of the work submitted and the enthusiasm with which the students took up the challenge of interpreting the theme of 'Sustainability' through art and design.

During the reporting period, Lattice and its subsidiary businesses made no donations to any political parties.

Social responsibility
Commercial businesses often find themselves on the fault line between Government aspirations regarding their contribution to society in general and the successful creation of shareholder value through delivery of business objectives. Government sees business approaches and skills as having a valuable contribution to make in achieving its social policy objectives and the public sector is looking increasingly for partnership with business.

The Lattice Foundation spearheads our approach to social responsibility, piloting tailored solutions to significant social problems. Lattice Foundation projects are developed to meet defined business needs.

Our experience in the field of social responsibility is that with innovation, ingenuity and sharp focus, it is possible to create both shareholder and social value. Our approach is to identify emerging social problems where our skills and capabilities offer the potential to contribute to solutions. We develop innovative solutions and end-to-end processes for delivering them efficiently. We then undertake a pilot project in partnership with other stakeholders who are able to contribute, and benefit, from their different perspectives. The objective is to support pilot projects for a defined period and then to promote successful models to Government and the market sector.

Our contribution is not just financial, it includes the provision of leadership, skills and techniques. In all our social projects, our aim is to find an innovative solution, capable of being replicated countrywide, in partnership with the public sector and other stakeholders.

CRED – Creative Education
An example of how through the Lattice Foundation we have brought an innovative business approach and business skills to bear on social problems is Lattice CRED – Creative Education. This project, a partnership with Reading Borough Council and the Department for Education and Skills (DfES) for 15-16 year olds failing in conventional schooling is based in a Learning Centre located in one of our business premises. The pupils followed a work-related curriculum for the whole of their year 11, spending three days a week at the Centre and the remaining two days on work experience. Attendance records for the 40 pupils improved from 40% at their previous schools to 85% in CRED. Around 60% of them have now gone on to jobs, apprenticeships and further education. The DfES has recognised CRED's success by funding the Lattice Foundation to set up a second scheme, Transco CRED, in Peterborough.



Number of houses benefiting from the Affordable Warmth Programme

45,000	
30,000	
15,000	
0	

253 729 3,733 12,138 18,761 26,545 35,541 43,175

Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1
2000 | 2001 | 2002



Examples of proportion of external funding for Lattice Foundation projects 2001 £000

4,750	
4,600	
300	
150	
0	

125 125 — Lattice CRED Reading
0 180 — Transco CRED Peterborough
300 4,700 — Transco Green Futures
200 285 — Employee matched giving

☒ Lattice Foundation funds
☒ External funds

Note: Lattice Foundation projects recieve an average gearing of 8:1 (external funding : Lattice Foundation funding)

Affordable Warmth

Transco's Affordable Warmth Programme is a key element of the Government's strategy for eradicating fuel poverty. Since its launch in June 2000 over 43,000 houses have benefited from the heat-leasing element of the Affordable Warmth Programme and applications for a further 13,855 have been received.

Further enhancements to the programme have been secured. During 2001, Transco brokered a partnership between the European Investment Bank (EIB) and a number of British banks to reduce further the cost of the leases to local authorities. To date, lines of credit worth £330 million have been extended by the EIB to these banks to support Transco's Affordable Warmth Programme and discussions are currently being held with a number of additional banks. This initiative secures cheaper money for registered social landlords and provides the programme with a larger and more effective marketing force.

Warm Zones

Over the next three years, the Affordable Warmth Programme is spending some £1.2 million in an initiative designed to concentrate the efforts to relieve fuel poverty in a particular geographic area – Stockton-on-Tees. From its launch in April 2001 to the end of March 2002, the Stockton Warm Zone has assessed 12,344 households and installed measures in 4,343 homes in addition to 848 central heating systems. 50 people have received training to support this initiative. Significantly, the Zone has obtained £13.5 million in funding from third parties.

The success of the Stockton Warm Zone has encouraged Transco to apply the model in a similar scheme in Dundee and explore the possibility of a further zone in England.

Training support

A significant countrywide challenge in recent years is the shortage of skilled gas engineers and technicians. In addition to our involvement in the Government-led Gas Industry Skills Taskforce we have supported a number of schemes, or pilot models, to train gas operatives from unemployed/New Deal sources and recently redundant workers from declining industrial sectors. While the schemes are generally small in scale and geared to local needs, they are designed to be rolled out across the country. For example, the Lattice Foundation has established a project with Reading Young Offenders Institution, Advantica, Transco and Transco's major contractors to train and employ up to 50 selected young offenders in the initial competencies for work as gas distribution operatives. Transco is providing a secure location in Slough for the practical elements of the programme.











In Transco CRED (Creative Education), Peterborough, a Lattice Foundation project, 15-16 year olds divide their week between the Transco-hosted Learning Centre (bottom left) and work placements (top left). A high percentage of CRED students, who were unsuccessful in mainstream education, accept apprenticeships. The CRED pupil (top right) was given a primary school placement to help gain childcare qualifications.

An extension of a partnership between the Lattice Foundation and the Reading Young Offenders Institution is training gas distribution operatives (bottom centre and right). The qualifications give young offenders a head start to employment in an industry needing to replenish skills countrywide. The pioneering scheme brings together Advantica Training Services, running courses on a Transco site.

Lattice-supported training initiatives



Ashfield and Mansfield	Forth Valley	North Wales
Birmingham	Glasgow	Plymouth
Blackpool	Grampian	Reading
Bristol	Hertfordshire	Redcar
Coventry	Inverclyde	Redditch
Creswell	Kent	South Ayrshire
Dearne Valley	Leeds	South Lanarkshire
Dundee	Leicester	South Wales
Edinburgh	Liverpool	Stockton-on-Tees
Falkirk	London	
Fenlands	Lothian	
Fife	Manchester	

A key element of the Affordable Warmth Programme also involves supporting its skill demands such as central heating installers, energy advisers and surveyors. So far, 1,494 people have received training through the programme and there are commitments to train a further 221.

Gas to non-gas areas

There are around 4.5 million households in Great Britain without a gas supply and around 1.3 million of these are thought to be in fuel poverty. The lack of access to gas is an impediment to the Government's aim of eradicating fuel poverty in vulnerable households. Transco has been active in assessing the social and environmental benefits associated with the connection of communities close to the gas network. Community case studies have been carried out and a Government task force has assessed the results. Their report

recommends that further work is needed to test the effectiveness of extending the gas network in addressing fuel poverty and a pilot scheme is being developed to do this.

New Lattice Foundation projects in 2001

A number of new Lattice Foundation projects were initiated in 2001. They are expected to have considerable potential for replication as good practice.

We will be training up to 50, far from 'job ready', lone parents as call centre agents for Transco's Call Centres. The need to staff the gas emergency service 24 hours a day, every day, fits in with single parents' flexible working requirements. A 15-day customised training programme is being developed.

This project initially includes setting up a four-unit community-based training centre

within a Lattice Foundation-supported 'community college'. It has its own creche so parents will be able to balance work with bringing up a family.

In another flagship project a partnership between 186k, Advantica and the charity NCH (formerly National Children's Home) is aiming to raise the educational achievements of young people in care. Building on previous educational projects such as Lattice CRED, the Lattice Foundation is installing 'learning pods' – self-contained, learning workstations – developed by Advantica with the University for Industry. This project is being piloted in an NCH family centre in London. This initiative won an NCH award for its use of IT.

 For further information relating to Lattice Foundation projects visit www.lattice-foundation.com



Sir John Parker FREng (60)
Chairman and Non-executive Director
Was appointed to the Lattice Group Board in September 2000. He is also a Non-executive Director of GKN plc, P&O Princess Cruises plc and Brambles Industries plc and Non-executive Chairman of RMC Group plc and Firth Rixson plc. He is a Member of the General Committee of Lloyds Register of Shipping and Vice President of the Engineering Employers Federation. He was formerly Group Chairman and Chief Executive of Babcock International Group PLC. As Chairman he has overall responsibility for management of the Board, and he is also Chairman of the Nominations and Finance Committees. Following Phil Nolan's departure he also temporarily assumed the responsibilities of Chief Executive. (a)(b)(c)(d)



Sir David Davies FRS, FREng (66)
Non-executive Director
Was appointed to the Lattice Group Board in September 2000. He is a Director of ERA Technology Ltd and Chairman of Railway Safety since January 2001. He was President of the Royal Academy of Engineering from 1996 to 2001. He was formerly Chief Scientific Adviser to the Ministry of Defence from 1993 to 1999 and Vice Chancellor of Loughborough University of Technology from 1988 to 1993. In October 1999 he was asked by the Deputy Prime Minister to produce a report on Automatic Train Protection Systems for the railway which was published in February 2000. He is Chairman of the Safety Committee of the Board. (b)(e)(f)



Christopher Hampson CBE (70)
Non-executive Director
Was appointed to the Lattice Group Board in September 2000, having joined the BG Board in October 1997. He is also Non-executive Chairman of British Biotech plc. He is a Non-executive Director of the electricity company TransAlta Corp., in Canada. He is Vice President of the Combined Heat and Power Association. He was formerly Non-executive Chairman of the RMC Group plc and a Director of SNC-Lavalin Group Inc. (b)(e)



Kenneth Harvey (61)
Non-executive Director
Was appointed to the Lattice Group Board in September 2000. He is currently Chairman of Pennon Group plc (which includes South West Water). A Chartered Engineer, he is a former Chairman of Norweb plc and a former Chairman of Comax Holdings Ltd. He is also Non-executive Chairman of The Intercare Group plc and Non-executive Chairman of Beaufort Group plc. He is Chairman of the Remuneration Committee of the Board. (b)(d)(e)



Steve Lucas (48)
Executive Director, Finance
Was appointed to the Lattice Group Board, as Executive Director, Finance, in September 2000. A Chartered Accountant, he worked in private practice in the City of London until 1983, specialising in corporate tax. He then joined Shell International Petroleum Company, occupying a number of finance management positions and treasury roles. Moving to British Gas plc in 1994, he was appointed Treasurer of BG Group on 1 December 1998. As Executive Director, Finance, he has responsibility for all financial matters, including treasury, insurance and taxation. (a)(c)



Colin Matthews (46)
Executive Director
Was appointed to the Lattice Group Board, as Executive Director, in November 2001. He is also Group Managing Director, Transco. Prior to his appointment he had been Director, Technical Operations at British Airways since 1997, before which he worked for General Electric Company in Canada and France. He is a Chartered Engineer and has leading management experience in running a complex, continuous operation to the highest standards of safety and reliability. (a)(f)



Stephen Pettit (51)
Non-executive Director
Was appointed to the Lattice Group Board in November 2001. He is a former Executive Director of Cable and Wireless plc. Before joining Cable and Wireless, he was Chief Executive, Petrochemicals at British Petroleum. He is Chairman of Damovo, the privately owned network integration company; he is also Non-executive Director of National Air Traffic Services, KBC Advanced Technologies plc and Norwood systems. He was also until December 2001 a Member of the E-commerce Advisory Board of the UK Enterprise division of Zurich Financial Services. (b)(e)(f)



George Rose (50)
Non-executive Director
Was appointed to the Lattice Group Board in September 2000. He was appointed Finance Director of BAe Systems plc – the former British Aerospace plc – in April 1998, having joined the company in 1992. He is also currently a Non-executive Director of SAAB AB, a Member of the Financial Reporting Review Panel and a former Non-executive Director of Orange plc. He is Chairman of the Audit Committee of the Board. (b)(e)



Baroness Warwick (56)
Non-executive Director
Was appointed to the Lattice Group Board in September 2000. She has been Chief Executive of Universities UK (formerly the Committee of Vice Chancellors and Principals) since 1995. She was previously Chief Executive of the Westminster Foundation for Democracy, and is a former General Secretary of the Association of University Teachers and a Member of the TUC General Council. (b)(d)(e)



Nick Woollacott (54)
Executive Director
Was appointed to the Lattice Group Board, as Executive Director, in November 2001. He is also Group Managing Director, Lattice Enterprises, the portfolio of competitive service businesses. He was previously Chief Operating Officer of Transco plc and prior to that worked in the international oil and gas, electricity, nuclear and renewable energy industries. (a)(f)



John Wybrew (60)
Executive Director
Was appointed to the Lattice Group Board, as Executive Director, in September 2000, having joined BG Group in April 1996. He had a career with the Royal Dutch/Shell Group spanning more than 30 years and was Corporate Affairs Director for Shell UK Ltd before joining BG Group. As Executive Director his responsibilities include corporate affairs, human resources and health, safety, security and environment. (a)(f)



Helen Mahy (41)
Company Secretary
Was appointed Company Secretary with effect from 31 March 2002. She is a qualified barrister and Associate of the Chartered Insurance Institute. Previously she was Group General Counsel and Company Secretary at Babcock International Group PLC.

Membership of Committees
(a) Group Executive (b) Audit (c) Finance
(d) Nominations (e) Remuneration (f) Safety

Directors' report – Operating and financial review

The Directors of Lattice Group have pleasure in presenting their Directors' report for the 15 months to 31 March 2002, incorporating the Operating and financial review, general information, the remuneration report and the internal control report.

Operating and financial review

This Operating and financial review focuses on the continuing operations of those businesses that were demerged as part of the Lattice Group on 23 October 2000 or which were acquired subsequently. In 2000, the Demerger was accounted for under the principles of merger accounting which apply in the context of such a group reconstruction. As a result, the comparative information and the five-year financial summary of the Group accounts have been prepared on the same historical cost basis.

In November 2001, the Group reorganised into three business sectors: Transco, Telecoms and Lattice Enterprises. Each business sector is headed by a Group Managing Director and is discussed in detail in the business review on pages 7 to 19.

On 22 April 2002, it was announced that the Directors of Lattice and National Grid have unanimously agreed the terms of a recommended merger of equals to form National Grid Transco. Subsequent to this, the Chairman sent a letter about the Proposed Merger to all shareholders. Shareholder approval will be sought at an EGM, expected to be held on the same day as the AGM, 15 July 2002. The Proposed Merger is expected to complete during the autumn of 2002.

Overall Group results for the 15 months ended 31 March 2002

Total Group turnover for the 15 months ended 31 March 2002 was £4,121 million (12 months ended 31 December 2000 £3,087 million).

Total operating profit before exceptional operating charges for the 15 months ended 31 March 2002 was £1,382 million (12 months ended 31 December 2000 profit of £1,178 million). Consolidated profit for the 15 months ended 31 March 2002 was £464 million (12 months ended 31 December 2000 profit of £537 million). Lattice Group's adjusted earnings per ordinary share (before exceptional items and disposals) for the 15 months ended 31 March 2002 were 19.3p compared to 15.8p for the 12 months ended 31 December 2000.

Dividends

The Board has recommended that no final dividend be paid in respect of the 15 months ended 31 March 2002, as two interim dividends totalling 9p (12 months ended 31 December 2000 7p) per share for the period have already been paid or declared. The increase in the dividend on a 12 month against 12 month comparison is broadly in line with inflation.

Change to historical cost accounting convention

During the period the Directors decided that the Group should change its accounting convention from modified historical cost to historical cost. The Directors consider that this change enhances the comparability of the financial information with that of other utilities. All the results in this Operating and financial review, including 2000 comparatives, are therefore stated under historical cost accounting.

Change in year-end accounting reference date

In order to improve the transparency of Lattice's performance, the Group has changed its financial year-end from 31 December to 31 March, aligning Transco's reported results with its regulatory year and providing benefits both internally and externally. Internally, it will enable management to monitor performance more easily against regulatory targets and incentive mechanisms set by Ofgem on a regulatory year basis. Externally, it will provide better visibility as to the extent to which Transco is achieving the targets published by Ofgem. Therefore, this statutory financial period is for the 15 months ended 31 March 2002. During the period, we have made two interim results announcements as at 30 June 2001 and 31 December 2001. To assist shareholders, the Group is including in the financial statements an unaudited profit and loss account for the 12 months ended 31 March 2002 and comparatives for the 12 months ended 31 March 2001. This Operating and financial review principally comments on results for the 12 months ended 31 March 2002, as this will be the relevant period going forward and a 12 month against 12 month comparison is considered more useful.

Highlights for the 12 months ended 31 March 2002

Total Group turnover for the 12 months ended 31 March 2002 was £3,153 million (12 months ended 31 March 2001 £3,091 million).

Total operating profit before exceptional operating charges for the 12 months ended 31 March 2002 was £923 million, a fall of £164 million on the profit for the 12 months ended 31 March 2001 of £1,087 million.

Historical cost accounting

	15 months ended 31 Mar 2002 £m	Unaudited 3 months ended 31 Mar 2001 £m	Unaudited 12 months ended 31 Mar 2002 £m	Unaudited 12 months ended 31 Mar 2001 £m	12 months ended 31 Dec 2000 (as restated) £m
Group turnover	4,121	968	3,153	3,091	3,087
Group operating profit before exceptional operating items	1,404	464	940	1,096	1,182
Share of joint venture losses	(22)	(5)	(17)	(9)	(4)
Total operating profit before exceptional operating items	1,382	459	923	1,087	1,178
Exceptional operating items	(365)	–	(365)	(43)	(43)
Share of joint venture exceptional charges	(48)	–	(48)	–	–
Total operating profit	969	459	510	1,044	1,135
Profit on disposals	123	19	104	43	25
Profit on ordinary activities	1,092	478	614	1,087	1,160
Net interest	(481)	(95)	(386)	(427)	(444)
Profit before tax	611	383	228	660	716
Tax	(151)	(95)	(56)	(164)	(179)
Minority interest	4	–	4	–	–
Profit for the financial period	464	288	176	496	537
EBITDA	1,944	565	1,379	1,485	1,561
EPS – basic (i)	13.3p	8.3p	5.1p	14.3p	15.5p
EPS – basic excluding exceptional items (i)	19.3p	7.8p	11.5p	14.1p	15.8p
EPS – diluted (i)	13.2p	8.3p	5.0p	14.2p	15.4p
EPS – diluted excluding exceptional items (i)	19.1p	7.8p	11.4p	14.0p	15.7p
Dividends per share	9.0p	1.8p	7.2p	7.0p	7.0p

(i) Shown to nearest 0.1p

Operating results – continuing operations and acquisitions
(Excludes exceptional operating items (i))

12 months to 31 March (unaudited)	Group turnover		Historical cost total operating profit/(loss)	
	2002 £m	2001 £m	2002 £m	2001 £m
Transco	**2,980**	2,975	**944**	1,059
Telecoms	**22**	–	**(87)**	(43)
Lattice Enterprises	**238**	206	**10**	–
Other corporate activities	**12**	8	**8**	(10)
Pension credit	**–**	–	**38**	81
Less: intra-group sales	**(99)**	(98)	**10**	–
Total	**3,153**	3,091	**923**	1,087

i) Operating results by segment including exceptional operating items are disclosed in note 3 to the financial statements, pages 65 and 66.

Consolidated profit for the 12 months ended 31 March 2002 was £176 million, a fall of £320 million on the profit for the 12 months ended 31 March 2001 of £496 million.

Adjusted earnings per ordinary share (before operating exceptional items and disposals) for continuing operations and acquisitions were 11.5p in the 12 months ended 31 March 2002 compared to 14.1p in the 12 months ended 31 March 2001.

Results in the 12 months ended 31 March 2002 were affected by a £92 million increase in Transco's replacement expenditure to meet targets set by the Health and Safety Executive (HSE), an adverse weather impact 12 months on 12 months of £78 million, a reduction in the Group pension credit of £43 million (following an actuarial valuation) and Telecoms start-up costs and trading losses. There was also additional depreciation of £26 million following a reduction in the asset life of meters in response to the opening of the market to competition. This is detailed in note 1 to the financial statements, page 63. However, these were offset by lower interest charges and by £30 million of the additional turnover received by Transco under the spring 2001 National Transmission System (NTS) entry capacity auctions, which had still to be returned to customers and which will be repaid in the year ending 31 March 2003.

Both basic and adjusted earnings per ordinary share in the 12 months ended 31 March 2001 were reduced by 1.4p as a result of a one-off operating charge of £50 million for potential liabilities arising from the Network Code and other shipper issues. The Network Code liabilities were settled in the 12 months ended 31 March 2002 at £30 million. Of the remaining £20 million provision, £12 million was released back to the profit and loss account in the 12 months ended 31 March 2002 with the balance of £8 million utilised for other shipper liabilities.

Unless disclosed otherwise, all the following results of Transco, Telecoms and Lattice Enterprises exclude exceptional operating items. Exceptional items are discussed separately in the review of the results of each business as well as more fully under a separate heading on pages 36 and 37.

Transco
12 months ended 31 March 2002
The results for the 12 months ended 31 March 2002 reflect the final year of the operation of the five-year price control period for gas transportation implemented with effect from 1 April 1997. This was the third full year of the current LNG storage price control period implemented with effect from 1 April 1999.

Operating profit excluding exceptional items in the 12 months ended 31 March 2002 was £944 million compared to £1,059 million in the 12 months ended 31 March 2001, a reduction of £115 million. The underlying movements in revenues and operating costs that caused this decrease are outlined below.

Transco's turnover was £2,980 million in the 12 months ended 31 March 2002 compared to £2,975 million in the 12 months ended 31 March 2001. The £5 million increase was due to additional turnover of £30 million received from the spring 2001 NTS capacity auctions, £13 million from underlying volume growth of 1% and £40 million of other short-term timing differences, including the effect of disaggregating metering charges in 2001, offset by a £78 million (3%) decrease in volumes because of warmer year on year temperatures.

To measure underlying performance, Transco calculates the effect of the weather on its results as relatively warmer weather leads to decreased turnover and, therefore, decreased operating profit. The actual temperature is measured against seasonally normal temperature (SNT). SNT is ascertained by reference to the trend in temperatures over the past 35 years. The reported results are not adjusted for SNT, but underlying operating performance can be tracked by reference to such adjusted figures. Relative to SNT, the weather in the 12 months ended 31 March 2002 was warm, leading to a reduction in operating profit of £59 million, whereas the 12 months ended 31 March 2001 was colder than SNT, increasing operating profit by £19 million.

Operating costs of £2,036 million in the 12 months ended 31 March 2002 included £368 million of replacement expenditure

and £371 million of depreciation including additional depreciation of £26 million following an asset life review of meters (see note 1 to the financial statements, page 63).

Operating costs of £1,916 million (excluding £41 million Demerger costs) in the 12 months ended 31 March 2001 included £50 million in respect of a one-off charge for potential liabilities arising from the Network Code and other shipper issues, £276 million of replacement expenditure and £343 million of depreciation. As discussed under the Group results, the Network Code liability was settled during the 12 months ended 31 March 2002 at £30 million.

Transco increased its spending on mains replacement by £92 million in the 12 months ended 31 March 2002 as a result of the programme to replace certain ductile iron mains that commenced in the middle of 2000, following an agreement with the HSE to replace by the end of 2002 an additional 2,360 km of ductile iron mains.

Depreciation increased by £28 million largely due to the additional depreciation on meters referred to above.

Excluding replacement expenditure, depreciation and the one-off charge for potential liabilities from the Network Code and other shipper issues, the underlying cost base in the 12 months ended 31 March 2002 was £50 million higher than during the 12 months ended 31 March 2001. This was because of a £45 million increase in pension costs following the actuarial valuation (see page 36), an £18 million increase in the Gas Transporter Licence fee that Transco has to pay to Ofgem (Transco is permitted to recover this fee by increasing future transportation charges) and a £14 million increase in the price of gas used in operating the system partly offset by other cost reductions of £27 million.

In addition, an exceptional operating charge of £100 million was made in the 12 months ended 31 March 2002 comprising a £50 million charge for impairment of LNG storage assets and £50 million restructuring costs. This is discussed under Exceptional items on pages 36 and 37.

Direct manpower at the end of March 2002 was 14,161, which is 214 lower than at the end of March 2001 as a result of the transfer of First Connect to Lattice Enterprises on 31 March 2002, partly offset by recruitment of operational staff to ensure compliance with working time regulations.

Regulatory price control
Transco was subject to a price control formula agreed with Ofgem after taking into account, amongst other factors, Transco's operating costs, capital expenditure and replacement expenditure, cost of capital and

transportation volumes for the period April 1997 to March 2002.

The formula includes a variable known as the K-factor which is used to adjust allowed revenues for a particular formula year (which operates from 1 April each year) for any accumulated under-recovery or over-recovery of formula allowed revenue from prior years. The K-factor must be accounted for on a receipts basis and cannot be accrued.

With the disaggregation of the single price control formula into the three components: Transportation, Metering and Meter Reading from 1 April 2000, the value of over-/under-recovery attributable to each element is termed KT, KM and KR respectively and is separately determined for each component. Ofgem has agreed that any over-/under-recovery attributable to the Metering and Meter Reading businesses as at 31 March 2002 may be carried forward as part of the Transportation K-factor. This will be apportioned between the separate NTS Transportation Owner and Local Distribution Zone price controls applicable from 1 April 2002 in the ratio 17:83.

Ofgem has agreed that £27 million of Gas Transporter Licence fees, paid by Transco in the formula period ended 31 March 2002, can also be carried forward as part of the Transportation K-factor.

At 31 March 2002, the accumulated net value of under-recovered revenues, to be carried forward in the Transportation K-factor, is estimated at around £38 million. The value of over-recovered revenues was £8 million at 31 March 2001.

The regulatory real rate of return for the 2001/02 formula year to 31 March 2002 was 8.2% (2000/01 formula year 8.8%). The cumulative regulatory real rate of return for the five formula years was 8.5% as compared to the Monopolies and Mergers Commission's (MMC) benchmark for the whole formula period of 7%.

The results for Transco's five regulatory years in the five-year period to 31 March 2002 are set out on pages 95 and 96.

As at 31 March 2002, Transco's estimated regulatory value was £13,289 million (31 March 2001 £12,705 million) against the MMC's assumptions of £13,328 million (31 March 2001 £13,081 million).

A Periodic Review to establish the price control formulae for the five-year period beginning 1 April 2002 was completed in 2001. After careful consideration, the Board accepted Ofgem's Final Proposals. The operational expenditure targets set out in the Final Proposals are challenging and to meet this challenge an extensive restructuring programme is under way and restructuring costs of £50 million have been charged in the 12 months ended 31 March 2002. Further restructuring costs of approximately £180 million will be charged over the next 12 to 18 months. Further information on the regulation of Transco, the existing price control formula and the Periodic Review can be found in the Regulation section on pages 48 to 50.

Telecoms

Telecoms comprise the Group's telecommunications operations which are 186k, the Group's fixed fibre optic telecommunications business, and SST, the mobile infrastructure company. The strategic options for 186k (including sale or partial sale) are being reviewed with a view to resolving the future of the business during the year ending 31 March 2003.

12 months ended 31 March 2002

Total operating losses excluding exceptional operating items in the 12 months ended 31 March 2002 were £87 million compared to a loss of £43 million in the 12 months ended 31 March 2001. The principal sources of the operating loss before exceptional operating items were the continued start-up costs at 186k as it completed its network and trading losses together with some one-off costs at SST.

During the 12 months ended 31 March 2002, 186k incurred an operating loss of £56 million (12 months ended 31 March 2001 loss of £34 million) as it completed its Southern, Central and Northern fibre optic loops. Turnover in the period comprised

£11 million mainly in respect of a 20-year contract valued in tens of millions of pounds to supply nationwide network and co-location services to Hutchison 3G. Costs included £9 million of depreciation.

At the end of October 2001, the Group's joint venture, SST, became a wholly owned subsidiary when the Group acquired the remaining 50% of the company for a consideration of $10 million (£7 million). SST has generated turnover during the 12 months ended 31 March 2002 totalling £27 million of which the Group's share was £19 million.

The Group's share of operating losses (50% share pre-acquisition, 100% share post-acquisition) before exceptional operating items of SST was £31 million compared to a share of operating losses of £9 million in the 12 months ended 31 March 2001. During the 12 months ended 31 March 2002, SST incurred one-off costs totalling £13 million including £10 million in respect of a European office which was closed when SST became a wholly owned subsidiary.

In addition, there were exceptional costs of £298 million, being a £250 million write-down of 186k's fixed assets and £48 million for the Group's share of SST exceptional items. The £48 million (12 months ended 31 March 2001 £nil) related to a write-off of SST's investment in Sofrer, a French tower construction company (£16 million) and the Group's share of goodwill write-offs by SST, principally in respect of its Aerial acquisition (£32 million). These exceptional charges are discussed in more detail under Exceptional items on pages 36 and 37.

Lattice Enterprises

Lattice Enterprises includes Advantica, Lattice Property, TLG Group and Lattice Energy Services. From 31 March 2002, First Connect will also be included in Lattice Enterprises. For the 12 months ended 31 March 2002 the results of First Connect are held within Transco's results.

12 months ended 31 March 2002

Total operating profit before exceptional



Transco operating profit (before exceptional operating items) £m
■ Operating profit   ■ With weather effect



Transco operating costs (before exceptional operating items) (OPEX) £m
■ Base opex   ■ Depreciation
■ Replacement expenditure   ■ One-off opex

Transco £m (unless stated)

(12 months ended)	Mar 2002*	Mar 2001*	Dec 2000
Total throughput (TWh):			
– At actual temperatures	1,094	1,116	1,101
– At SNT	1,125	1,112	1,118
Operating costs (before exceptional operating items)	2,036	1,916	1,851
Replacement expenditure†	368	276	249
Depreciation†	371	343	332
Capital expenditure	818	722	658
Direct manpower			
Year-end headcount	14,161	14,375	14,263

† included within operating costs above

items for Lattice Enterprises in the
12 months ended 31 March 2002 was
£10 million compared to £nil in the
12 months ended 31 March 2001.

Advantica produced an operating profit
of £5 million in the 12 months ended
31 March 2002 (12 months ended
31 March 2001 loss of £1 million). In May
2001, Advantica purchased for £18 million
the US-based company, Stoner Associates
Inc, and Stoner Associates Europe Ltd,
which specialise in the development and
marketing of commercial, off-the-shelf
network simulation-based solutions for the
gas, electricity, petroleum and water
industries. Advantica increased its external
non-Group sales to £42 million from
£25 million in the 12 months ended
31 March 2001.

TLG Group generated an operating loss
of £3 million in the 12 months ended 31
March 2002 including a £2 million write-
down in residual values and £2 million of
investment write-offs (12 months ended
31 March 2001 £5 million loss including
a £5 million write-down in residual values).

Lattice Property's operating profit amounted
to £10 million in the 12 months ended
31 March 2002, compared to £7 million in
the 12 months ended 31 March 2001.

During the 12 months ended 31 March
2002, £38 million (12 months ended
31 March 2001 £32 million) of the provision
for environmental costs and £16 million
(12 months ended 31 March 2001
£10 million) of property portfolio restructuring
costs were utilised from the respective
provisions. At the beginning of April 2001, a
Group provision of £295 million was brought
forward to cover the environmental costs of
decontaminating old gas manufacturing sites.
After the spend in the 12 months ended
31 March 2002 and the unwinding of
discount, the Group provision carried forward
as at 31 March 2002 was £266 million.

Lattice Energy Services incurred an
operating loss of £1 million in the 12 months
ended 31 March 2002 (12 months ended
31 March 2001 operating loss of £1 million).

Other corporate activities
Other corporate activities include Eastlands
and Lattice Insurance.

Group results
3 months to 31 March 2001
Total operating profit for the 3 months
ended 31 March 2001 was £459 million
compared to £550 million (at historical cost)
in the 3 months ended 31 March 2000. The
reduction was principally caused by
reduced Transco operating profits, Telecoms
start-up costs and a reduced pension credit,
the latter discussed under a separate
heading. There were no exceptional
operating items in this period.

Transco's operating profit for the 3 months
ended 31 March 2001 was £454 million
compared to £519 million in the same 3
month period in the previous year. Transco's
turnover of £942 million in the 3 months
ended 31 March 2001 was the same as
the 3 months ended 31 March 2000. An
increase of £55 million arising from higher
volumes due to the colder year on year
temperatures was offset by lower prices.

Transco's operating costs of £488 million in
the 3 months ended 31 March 2001
included £64 million replacement
expenditure and £93 million of depreciation
including £6 million following an asset life
review of meters (see note 1 to the financial
statements, page 63).

Transco's operating costs of £423 million
in the 3 months ended 31 March 2000
included £37 million replacement
expenditure and £82 million of depreciation.

Transco increased its spending on mains
replacement by £27 million in the 3 months
ended 31 March 2001 due to the programme
to replace certain ductile iron mains that
commenced in the middle of 2000.

Excluding replacement expenditure and
depreciation, the underlying cost base in
the 3 months ended 31 March 2001 was
£27 million higher than during the
3 months ended 31 March 2000. This
was mainly due to a £16 million increase
in the price of gas used in operating the
system, the additional costs of facilitating
restructuring and growth (including the
development of separate Metering and
Connections businesses) and the upward
pressure on contractor rates as demand
for skilled labour outstripped supply.

Transco's direct manpower at the end of
March 2001 was 14,375, 10 higher than at
the end of March 2000.

Telecoms' operating losses in the 3 months
ended 31 March 2001 of £17 million arose
from 186k start-up costs of £12 million
as well as a share in losses of SST of
£5 million. Lattice Enterprises produced
an operating profit of £1 million in the
3 months ended 31 March 2001 with
Advantica as the primary contributor.

Group pension arrangements
The rising cost of the current 'final salary'
pension scheme, combined with changes to
the State retirement provision, has caused
us to review our pension arrangements.

While we will continue the existing defined
benefit final salary scheme for current
employees, in common with many other
companies we have introduced a 'defined
contribution' arrangement for new
employees joining from April 2002. Under
the new arrangement, which has been
added to the Lattice Group Pension

Scheme, both the employee and employer
make contributions, with the pension based
on accumulated funds. The result will be a
more cost-effective and flexible pension
scheme in the future for Group companies.

Pension credit
The pension credit is linked with the
actuarial valuation of the Lattice Group
Pension Scheme as at 31 March 2001 and
represents the difference between the total
Statement of Standard Accounting Practice
(SSAP) 24 cost and the fair recharge to
business units. It is shown separately in
the Segmental analysis in note 2 to the
financial statements, page 64.

Pensions have been accounted for on a
SSAP 24 basis. Lattice is required to adopt
Financial Reporting Standard (FRS) 17 in
full by the year ending 31 March 2004.

Total operating profit from the pension credit
in the 15 months ended 31 March 2002
was £56 million, comprising £18 million for
the 3 months ended 31 March 2001 and
£38 million for the 12 months ended
31 March 2002 compared to £81 million in
the 12 months ended 31 March 2001. The
reduction of £43 million in the 12 months
ended 31 March 2002 is principally due to
the findings of the actuarial valuation as at
31 March 2001.

Offsetting the pension credit, there was a
charge of £93 million made to the business
units in the 15 months ended 31 March
2002.

Exceptional items
Exceptional operating items for both the
12 months and 15 months ended 31 March
2002 total £413 million (12 months ended
31 March 2001 Demerger costs of £43
million).

Transco has impaired its LNG storage
assets by £50 million to reflect forecast
future cash flows under current regulatory
arrangements. This charge has been
treated as exceptional.

Restructuring costs, mainly redundancy, of
£65 million relating to Transco (£50 million)
and Advantica (£15 million) have been
included within exceptional operating items.

There was a Telecoms exceptional charge
of £298 million being £48 million for the
Group's share of SST's exceptional items
and £250 million for an exceptional write-
down of 186k's fixed assets. The
£48 million SST charge comprises an
exceptional operating charge of £16 million
(Group share) to write off SST's investment
in Sofrer, a French tower construction
company, following a sudden collapse in
the French market. The French tower
construction company has been placed in
judicial administration by the French courts
and SST does not expect to recover its

original investment. A further exceptional operating item of £32 million was the Group's pre-acquisition share of a £63 million goodwill impairment made by SST, principally relating to its Aerial acquisition in 2000.

In the light of continuing adverse conditions in the telecoms market, the future of 186k is being reviewed. The Directors are considering a number of options (including sale or partial sale), and consider it appropriate to write down 186k's assets to their best estimate of current recoverable amount. Therefore, an exceptional charge of £250 million has been booked in the 15 months ended 31 March 2002 to write down 186k's fixed assets to £89 million.

Profit on disposal of fixed assets
During the period, the All Employee Share Ownership Plan (AESOP) sold BG shares at a profit of £50 million for the 15 months ended 31 March 2002, comprising £19 million for the 3 months ended 31 March 2001 and £31 million for the 12 months ended 31 March 2002.

Profit on the sale of other fixed assets in the 15 months ended 31 March 2002 was £73 million, comprising £nil in the 3 months ended 31 March 2001 and a profit of £73 million, in the 12 months ended 31 March 2002 compared to profits of £24 million in the 12 months ended 31 March 2001. The profit in the 12 months ended 31 March 2002 was principally due to Lattice Property which earned disposal profits of £82 million.

Interest
Lattice Group's net interest payable in the 15 months ended 31 March 2002 was £481 million. Lattice Group's net interest payable fell to £386 million in the 12 months ended 31 March 2002 from £427 million in the 12 months ended 31 March 2001. This reflects lower interest rates.

The total interest charge for the 12 months ended 31 March 2002 includes £17 million arising from the unwinding of discounted long-term provisions for environmental costs (12 months ended 31 March 2001 £18 million). There are no cash flows associated with this portion of the interest charge.

Taxation
Lattice Group's tax charge was £151 million for the 15 months ended 31 March 2002. The tax charge for the 12 months ended 31 March 2002 was £56 million as against £164 million in the 12 months ended 31 March 2001, reflecting lower operating profits. The historical cost effective tax rate was 24.6% for the 12 months ended 31 March 2002 compared to 24.8% for the 12 months ended 31 March 2001 and reflects the adoption of FRS 19. FRS 19 requires full provisioning for deferred tax. As permitted by FRS 19, the Group

discounts its deferred tax provision.

Transco has successfully appealed to the Special Commissioners against assessments issued by the Inland Revenue for the years 1995 to 1998 inclusive, related to the tax treatment of replacement expenditure. The Special Commissioners determined that the replacement expenditure was revenue in nature, and so tax deductible, as Transco contended. The Inland Revenue has decided that it will not appeal to the High Court.

Capital expenditure and replacement expenditure
In the 15 months ended 31 March 2002, the Group's total capital expenditure was £1,498 million, comprising £250 million in the 3 months ended 31 March 2001 and £1,248 million in the 12 months ended 31 March 2002 compared to £948 million in the 12 months ended 31 March 2001.

Transco's capital expenditure in the 12 months ended 31 March 2002 was £818 million compared to £722 million in the 12 months ended 31 March 2001. This increase was mainly the result of expenditure on new NTS and other high pressure pipeline projects. Telecoms capital expenditure in the 12 months ended 31 March 2002 was £291 million (12 months ended 31 March 2001 £102 million) of which £251 million (12 months ended 31 March 2001 £97 million) related to completion of 186k's network. Lattice Enterprises' capital expenditure in the 12 months ended 31 March 2002 was £144 million (12 months ended 31 March 2001 £121 million) of which £125 million (12 months ended 31 March 2001 £103 million) was expenditure by TLG Group on commercial vehicles and other assets.

Cash flow
Cash inflow from continuing operations, before exceptional items, was £2,238 million for the 15 months ended 31 March 2002, comprising £1,137 million in the 3 months ended 31 March 2001 and £1,101 million in the 12 months ended 31 March 2002 compared to £1,583 million in the 12 months ended 31 March 2001. The decrease in the 12 months ended 31 March 2002 compared to the 12 months ended 31 March 2001 is primarily due to reduced operating profit, a special pension payment of £275 million as well as increased working capital.

Cash outflow relating to operating exceptional items was £74 million in the 15 months ended 31 March 2002 with £9 million for the 3 months ended 31 March 2001 and £65 million for the 12 months ended 31 March 2002 compared to £41 million in the 12 months ended 31 March 2001. Exceptional cash outflows in both periods included environmental expenditure and restructuring costs.

Returns on investments and servicing of finance accounted for net cash expenditure of £398 million in the 15 months ended 31 March 2002, comprising £51 million in the 3 months ended 31 March 2001 and £347 million in the 12 months ended 31 March 2002 compared to £384 million in the 12 months ended 31 March 2001. The decrease 12 months on 12 months reflects lower interest rates.

Taxation paid was £248 million in the 15 months ended 31 March 2002 with £43 million paid in the 3 months ended 31 March 2001 and £205 million paid in the 12 months ended 31 March 2002 compared to £213 million in the 12 months ended 31 March 2001.

Payments to acquire subsidiary and associated undertakings and other fixed assets amounted to £1,517 million with £253 million in the 3 months ended 31 March 2001 and £1,264 million in the 12 months ended 31 March 2002 compared to £878 million in the 12 months ended 31 March 2001.

In the 15 and 12 months ended 31 March 2002, $26 million (£18 million) was paid to acquire Stoner Associates Inc and Stoner Associates Europe Ltd and $10 million (£7 million) was paid to acquire the remaining 50% of SST.

Shares were sold by the AESOP for proceeds of £78 million in the 15 months ended 31 March 2002, £28 million in the 3 months ended 31 March 2001 and £50 million in the 12 months ended 31 March 2002 compared to £28 million in the 12 months ended 31 March 2001.

Receipts in respect of the disposal of other fixed assets and investments were £181 million in the 15 months ended 31 March 2002 with £16 million in the 3 months ended 31 March 2001 and £165 million in the 12 months ended 31 March 2002 compared to £125 million for the 12 months ended 31 March 2001. Receipts in both periods arose mainly from property disposals.

Net borrowings
Net borrowings for continuing operations increased to £6,058 million at 31 March 2002 from £5,187 million at 31 March 2001. The increase is due to a special payment of £275 million into the Lattice Group Pension Scheme utilising the existing SSAP 24 pension provision together with increased capital expenditure and replacement expenditure.

Net borrowings is split between the utility (Transco Holdings sub-group) and the non-utility group as shown in the table overleaf.

Lattice Group shareholders' funds as at 31 March 2002 were £(901) million compared with £(719) million as at 31 March

2001, split £(1,255) million for the utility and £354 million for non-utility operations. As at 31 March 2002, the gearing ratio (net borrowings as a percentage of total debt plus equity after the restatement of Transco's assets to their regulatory asset value) was 51% compared to 48% as at 31 March 2001.

Both short and long-term cash flow forecasts are produced on a frequent basis to assist in identifying the liquidity requirements of the Group. These are supplemented by a financial headroom position which is supplied to the Board regularly to demonstrate funding adequacy for at least a 12-month period. The Group also maintains a minimum level of committed facilities in support of that objective and these are detailed below.

As at 31 March 2002, Lattice Group had unused, uncommitted multi-currency borrowing facilities of £1.433 billion. In addition, the Group had £0.863 billion of short-term (364 day) undrawn committed facilities and £0.778 billion of long-term undrawn committed facilities.

As at 31 March 2002, Lattice Group had a US$1.25 billion Euro Commercial Paper Programme (US$1.2 billion unutilised); a US Commercial Paper Programme of US$2.5 billion unutilised; a US$0.5 billion Extendible Commercial Note Programme (unutilised); and a Euro Medium Term Note Programme of €6.0 billion (€0.6 billion unissued).

Treasury policy

The Group's funding programme and debt management is split between Transco plc and Transco Holdings plc which supports the activities of the regulated utility and Lattice Group Holdings Limited which supports the non-utility businesses of the Group. Lattice's Treasury department raises all the funding for the Group and manages interest rate and foreign exchange rate risk.

The Group has separate financing programmes for Transco Holdings. All funding is approved by the Finance Committee of the Board, and the Finance Committee of the appropriate Group subsidiary undertaking's Board and the use of derivative financial instruments is controlled by policy guidelines set by the Board.

Details of the maturity, currency and interest rate profile of the Group's borrowings as at 31 March 2002 are shown in notes 17 to 20

of the financial statements, pages 77 to 80.

Transco's financial position enables it to borrow on the wholesale capital and money markets and most of its borrowings are through public bonds and commercial paper. The borrowings of Transco/Transco Holdings contain no restrictive covenants.

The Group places surplus funds on the money markets usually in the form of short-term fixed deposits which are invested with approved banks and counterparties. Details of the Group's short-term investments as at 31 March 2002 are shown in note 16 to the financial statements, page 76.

There now exist within the Group different credit rated entities. Transco plc has a credit rating of A2/A. Transco Holdings plc has been separately rated A3/A-. It is a condition of the regulatory ring-fence around Transco plc that it uses reasonable endeavours to maintain an investment grade credit rating. Lattice Group Holdings Limited does not have a rating.

The main risks arising from Lattice's financing activities are set out below. The Board reviews and agrees policies for managing each risk and they are summarised below.

Refinancing risk management

The Board principally controls refinancing risk by limiting the amount of financing obligations (both principal and interest) arising on borrowings in any 12-month period, and by specifying a minimum average duration for borrowings. This policy restricts the Group from having an excessively large amount of debt to refinance in a given time-frame. During the year, a mixture of short-term debt and long-term debt was issued.

Interest rate risk management

The interest rate exposure of the Lattice Group arising from its borrowings and deposits is managed by the use of fixed and floating rate debt, interest rate swaps, swaptions and forward rate agreements. The Group's interest rate risk management policy is to seek to minimise total financing costs (ie interest costs and changes in the market value of debt) subject to constraints so that even with large movements in interest rates, neither the interest cost nor the total financing cost can exceed pre-

set limits.

Some of the bonds in issue from Transco Holdings are index-linked, ie their cost is linked to changes in the UK Retail Price Index (RPI). Management believes that these bonds provide a good hedge for Transco revenues which are also RPI linked under the price control formula.

The performance of the Treasury department in interest rate risk management is measured by comparing the actual total financing costs of its debt with those of a passively-managed benchmark portfolio.

Foreign exchange risk management

Lattice Group has a policy of hedging certain contractually committed foreign exchange transactions over a prescribed minimum size. It covers 75% of such transactions expected to occur up to six months in advance and 50% of transactions in the 6 to 12 month period in advance. Cover generally takes the form of forward sale or purchase of foreign currencies and must always relate to underlying operational cash flows.

Counterparty risk management

Counterparty risk arises from the investment of surplus funds and from the use of derivative instruments. The Board has agreed a policy for managing such risk, which is controlled through credit limits, approvals and monitoring procedures.

Derivative financial instruments held for purposes other than trading

As part of its business operations, Lattice is exposed to risks arising from fluctuations in interest rates and exchange rates. Lattice uses off-balance sheet derivative financial instruments (derivatives) to manage exposures of this type and as such they are a useful tool in reducing risk. Lattice's policy is not to use derivatives for trading purposes. Derivative transactions can, to varying degrees, carry both counterparty and market risk.

Lattice enters into interest rate swaps to manage the composition of floating and fixed rate debt, and so hedge the exposure of borrowings to interest rate movements. Lattice enters into foreign currency swaps to manage the currency composition of borrowings and so hedge the exposure to

Net borrowings £m
as at 31 March 2002

Transco plc (ring-fenced)	(5,177)
Transco Holdings plc	(1,337)
Total utility borrowings	**(6,514)**
Non-utility funds (i)	456
Net Group borrowings	**(6,058)**

i) includes £230m held by Lattice Insurance



Group Gearing (Debt/Debt + Equity adjusted to Regulatory value) %

	Dec 1999	Dec 2000	Mar 2001	**Mar 2002**
	54	49	48	**51**



Maturity of March 2002 net borrowings £m

Over 5 years 3,635
4 to 5 years 1,000
Within 1 year 346
1 to 2 years 492
2 to 3 years 517
3 to 4 years 68

Total = 6,058

exchange rate movements. Certain agreements are combined foreign currency and interest rate swap transactions. Such agreements are known as cross-currency swaps.

Lattice enters into forward rate agreements to hedge interest rate risk on short-term debt and money market investments. Forward rate agreements are commitments to fix an interest rate that is to be paid or received on a notional deposit of specified maturity, commencing at a future specified date.

Valuation and sensitivity analysis

Lattice calculates the fair value of debt and derivative instruments by discounting all future cash flows by the market yield curve at the balance sheet date. In the case of instruments with optionality, the Black's variation of the Black-Scholes model is used to calculate fair value.

For debt and derivative instruments held, the Group utilises a sensitivity analysis technique to evaluate the effect that changes in relevant rates or prices will have on the market value of such instruments.

As at 31 March 2002, the potential change in the fair value of the aggregation of long-term debt and derivative instruments was £66 million (31 December 2000 £57 million) assuming a 10% change in the level of interest rates.

Business risks

The business risks within the Group are summarised on pages 51 to 52.

Financial outlook

The main focus in the year ending 31 March 2003 is to ensure that Transco is in a strong position to achieve Ofgem's regulatory targets by 2003. To this end Transco has begun an extensive restructuring programme, which it is estimated will cost approximately £230 million. Of this, £50 million has already been charged in the accounts for the 15 and 12 months ended 31 March 2002 and the balance will be charged over the next 12 to 18 months.

In a difficult market, SST is on schedule to become EBITDA positive towards the end of 2002.

The strategic options for 186k (including sale or partial sale) are being reviewed and will be resolved during the current financial year.

Our Enterprises sector will continue actively to manage its portfolio of businesses, nurturing those growth opportunities complementary to the Group's focus on energy delivery.

Commitments and contingencies

Note 25 to the financial statements, pages 83 to 85, details the Group's commitments (including those for capital expenditure) and contingencies. The Group proposes to meet these commitments from both the operating cash flows of the business and existing lines of credit.

In 2001, Transco was released from a number of guarantees it provided in relation to BG Group's obligations, including the guarantee relating to BG Group's interests in the Karachaganak gas condensate field.

As a result of a fatal accident in Larkhall in December 1999 in which four people died, the Scottish Crown Office on 28 February 2002 announced its decision to prosecute Transco for Culpable Homicide and breach of the Health & Safety at Work Act in the alternative. A trial date is awaited.

The HSE Report into the fatal accident in Dundee in October 2000, in which two people died, is currently with the Procurator Fiscal. A decision is awaited.

On 14 November 2001, an explosion at Cavendish Mill, Ashton-under-Lyne resulted in the death of one person. HSE investigations are continuing.

On 1 April 2002, an explosion at Clitheroe resulted in a fatality. Transco is assisting the authorities in their investigations.

In 2000, Transco reviewed its policy on the replacement of some 4,200 km of medium pressure ductile iron pipes. As a consequence, Transco agreed, with the HSE, an accelerated programme of replacement for certain ductile iron pipes. The agreement was formalised with the issue of an HSE Improvement Notice. As a result, a total of 2,360 km of medium pressure ductile iron pipes are required to be replaced by the end of 2002.

Litigation

There are historic pensions claims originally lodged against British Gas plc (now Transco plc) relating to provisions in the pension scheme which, until 1990, restricted access to the pension scheme for individuals on the basis of the number of hours worked per week. Such provision may amount to indirect sex discrimination where women account for a significant majority of those affected. Where such discrimination exists and cannot be objectively justified, there may be liability. There are currently approximately 1,000 such claims with the possibility of more claims being lodged by current employees who worked part time between 1976 and 1990. The claims are now proceeding through the Employment Tribunals following the House of Lords' ruling confirming that provided that claims are brought within six months of termination of employment, an employee can claim in respect of any losses suffered from

1976 onwards. The cases have been stayed until later in 2002 pending decisions in a number of test cases brought against various other companies. These claims are subject to an indemnity given by Centrica plc entered into when Centrica plc demerged from British Gas plc on 17 February 1997 in respect of those individuals who were Centrica employees. Transco plc has lodged a claims notice with Centrica plc under this indemnity.

The Group has received a number of claims and anticipates receiving further claims in respect of employer's liability insurance. While the Directors believe that no individual claim would be significant, £18 million is held (provision made in 2000) against the likely level of claims in excess of insurance reserves. The Group is insured for such claims which occurred in the post-privatisation years and partially insured for such pre-privatisation claims. An indemnity agreement entered into at Demerger will apply for the purpose of determining liabilities between Lattice and BG Group/Centrica for such pre-privatisation claims.

Transco is in dispute with Siemens Metering Ltd with regard to Electronic Token Meters provided by Siemens Metering Ltd to Transco. At present, the parties are seeking to settle the dispute. If these discussions do not reach a satisfactory conclusion, it is possible that Transco will issue formal proceedings against Siemens Metering Ltd. No proceedings have yet been issued. Following a test of Electronic Token Meters in Wales, a decision will be taken by Transco as to whether formal proceedings should be issued and, if so, as to the value of the claim.

Principal accounting policies

Principal accounting policies are shown on pages 53 to 55. As discussed earlier, the Group has changed its accounting convention from modified historical cost to historical cost.

Adoption of new accounting standards

FRS 18 'Accounting Policies' and FRS 19 'Deferred Taxation' were adopted in the period to 31 March 2002. FRS 17 'Retirement Benefits' must be adopted fully during the year ending 31 March 2004. An outline of the requirement of these standards and the material impact is discussed in note 1 to the financial statements, page 63.

US GAAP reconciliation

As a non-registrant with the Securities and Exchange Commission (SEC), the Group is not required to prepare information on the basis of US Generally Accepted Accounting Principles (GAAP). However, in view of the Proposed Merger with National Grid, which is a SEC registrant, the Group has chosen to include in note 31 to the financial statements, pages 91 to 94, additional information prepared in accordance with US GAAP,

including significant differences between UK and US GAAP. Transco, the Group's principal subsidiary, is an SEC registrant by virtue of debt securities listed on the New York Stock Exchange and within its Annual Report and Accounts can also be found additional information prepared in accordance with US GAAP.

The euro
In January 2002 the euro was introduced as the cash currency in 12 European Union countries. This has had minimal impact on the operations of the Lattice Group. The UK may introduce the euro at a later date requiring sterling to convert irrevocably into the euro. The Lattice Group's assets,

revenues, and costs are almost totally denominated in sterling. The Lattice Group will continue to monitor and upgrade the progress already made on assessing the implications of the introduction of the euro for the Lattice Group.

General information

Directors
The names of the present Directors and biographical details are given on page 32. At every Annual General Meeting one third of the Directors must retire by rotation and may be re-appointed and those Directors who were elected or last re-elected three years previously must retire and may be re-appointed (Article 90). Details of those Directors standing for re-election are given in the Notice of Annual General Meeting.

Employees
The total number of Group employees at 31 March 2002 was 17,601. The workforce is supplemented by outside contractors (the equivalent of 7,895 full-time employees for the period ended 31 March 2002). Each part of the business has processes in place to communicate matters of importance to its employees, including the use of electronic mail and in-house publications, as well as videos and briefing meetings.

Terms and conditions of employment, including rates of pay, are determined by individual businesses for levels below top management. The businesses determine arrangements consistent with the market in which they operate.

The majority of employees are members of trade unions and both formal and informal mechanisms operate for collective consultation. The primary trade unions representing employees are Unison, the

GMB Union and the Transport and General Workers Union. There have been no work stoppages of any significance in the businesses in the last five years.

Lattice remains committed to fair treatment of people with disabilities in relation to job applications, training, promotion and career development. Every effort is made to find appropriate alternative jobs for those who are unable to continue in their existing job due to disability.

Lattice takes a positive approach to equality and diversity. We promote equality in the application of reward policies, employment and development opportunities, and aim to support employees in balancing work and personal lifestyles.

Employees are encouraged to become shareholders in the Company. The majority hold ordinary shares under the BG Group Employee Profit Sharing Schemes, contribute to the Lattice Group Sharesave Scheme and/or participate in the Lattice Group All Employee Share Ownership Plan. Further details of the employee share schemes are given in the Remuneration report and in note 5 of the Notes to the accounts.

Community involvement
Lattice Group acknowledges its responsibilities to play a part in the communities in which it operates. To this end it has formed the Lattice Foundation.

During the 15 months to 31 March 2002 the Group made charitable donations of £2 million. No donations were made in the UK for political purposes.

Research and development
The Company continues to play a significant role in technology improvement for the gas industry. See 'Lattice Enterprises – Advantica' on page 18.

Suppliers
Lattice Group aims to pay all of its creditors promptly. It is the Company's policy to agree the terms of the payment at the start of business with each supplier, ensure that suppliers are aware of the terms of payment, and to pay in accordance with contractual and other legal obligations.

The Company had 21 days' purchases outstanding at 31 March 2002 (31 December 2000 31 days) based on the average daily amount invoiced by suppliers during the 15 months ended 31 March 2002.

Authority to purchase shares
The Company was given authority at the 2001 Annual General Meeting to make market purchases of up to 352,814,779 of its own ordinary 10p shares at a maximum price per share of 105% of the middle market price. This authority will expire at the 2002 Annual General Meeting and similar approval from shareholders will be sought at that meeting to renew the authority for a further year.

No market purchases of ordinary shares were made in the 15 months ended 31 March 2002.

Auditors
PricewaterhouseCoopers have expressed their willingness to be re-appointed as Auditors of the Company.

Going concern
The accounts have been prepared on the going concern basis since the Directors are satisfied that the Group's and Company's activities are sustainable for the foreseeable future.

Substantial shareholders
As at 14 May 2002 notification had been received by the Company of a shareholding of 3% or more of the share capital of the Company, by the following:

Name	Lattice shares	% of issued share capital
Prudential plc	105,964,392	3

Share capital
On the latest practicable date prior to the publication of this document, the authorised and issued share capital of Lattice was as follows:

Authorised	Number	Amount
Ordinary shares	5,000,000,000	£500,000,000
Special share	1	£0.10

Issued	Number	Amount
Ordinary shares	3,528,217,217	£352,821,721
Special share	1	£0.10

This year, following the Department of Trade and Industry's consultative document on Directors' Remuneration dated December 2001 and in anticipation of formal legislation, the Company will put a resolution to shareholders on the Directors' Remuneration report below. By doing this, the Company aims to ensure effective dialogue with investors and allow greater transparency on remuneration policy issues such as performance criteria and measurement.

Remuneration Committee

Chairman: Kenneth Harvey
The Remuneration Committee is made up entirely of independent Non-executive Directors. It has responsibility for developing Group policy on executive remuneration and for determining the remuneration of Executive Directors and monitors the remuneration of other senior employees of the Group. The Committee operates within agreed terms of reference and meets as required. No Director is involved in deciding his or her own remuneration.

The members of the Remuneration Committee are Kenneth Harvey (Chairman), Sir David Davies, Christopher Hampson, Stephen Pettit, George Rose and Baroness Diana Warwick. The Chairman and the Chief Executive attend meetings of the Remuneration Committee by invitation and the Committee consults with them, where appropriate, with regard to the remuneration of other Executive Directors. The Committee also has access to professional advice inside and outside the Company. The Chief Executive keeps the Committee informed of significant Company-wide changes in salary structure and terms and conditions affecting other officers at Director and senior executive levels.

The Board has accepted, without amendment, all recommendations to it by the Remuneration Committee during the 15 months ended 31 March 2002.

Remuneration policy

The Company's remuneration policy for Executive Directors is intended to secure and retain the skills and experience needed to meet the challenges of the future and to align the interests of Directors and shareholders. The current elements of remuneration for Executive Directors link rewards to corporate and individual performance and comprise salary, taxable benefits, the Short and Long Term Incentive Schemes, participation in all employee share schemes and pension entitlements. Pay and employment conditions elsewhere in the Group are taken into account in determining the remuneration packages for Executive Directors, and the principles set out in Section 1 of the Combined Code have been applied. Full details of the

Directors' remuneration are given below. The Directors confirm that this report has been drawn up in accordance with Section 1 of the Combined Code.

Remuneration

Each year the Remuneration Committee reviews the level of compensation for Executive Directors and other senior designated employees of the Group. In its deliberations, the Remuneration Committee compares current salaries with those of executives in other FTSE100 and utility companies, taking into account relative performance of the individual. These comparisons rely on independent external market data. The reviews are made in the context of the Company's needs as well as individual performance and responsibilities.

Salaries as at 31 March 2002 are given in the Directors' remuneration section.

Short Term Incentive Scheme

The Short Term Incentive Scheme is a performance-related, share-based annual bonus scheme, which was introduced in January 2001 for Executive Directors, senior executives and some other employees. Under the Scheme, performance targets such as the achievement of profit and safety and service standards are set annually by the Board. The value of bonus achieved, net of tax and national insurance, will normally be converted to a number of Lattice shares (based on the then market value) as soon as practicable following the announcement of Lattice's preliminary annual results, and then transferred to the individual.

Following the change in year-end, the Remuneration Committee agreed that share awards should be made following the announcement of the second interim results for the 12 months ended 31 December 2001, as originally planned.

For 2001, the value of the bonus achieved for each Executive Director is given in note b) to the table 'Individual remuneration', page 42. Further, shares not subsequently sold will be included in the table 'Directors' interests in shares', page 43.

Non pensionable cash awards were made to Executive Directors in respect of the three-month performance period January to March 2002 and details are also included in note b) to the table 'Individual remuneration', page 42. The next awards will be made in May/June 2003 in respect of the 2002/03 financial year.

Long Term Incentive Scheme

The Long Term Incentive Scheme, which links the award of shares to Executive Directors and some other employees to total shareholder return, was introduced

following Demerger. Independent advice was taken to set the performance criteria, which govern the Scheme, and these are set out in the Rules of the Scheme.

Under the terms of the Scheme, notional allocations of shares may be made annually. The shares will not normally be released to the participant for four years; that is, a performance period of three years, followed by a retention period of one year. In this way, executives and other employees have a long-term interest in the Company's performance. The number of shares eventually released to the participant depends on the performance of the Company's total shareholder return compared with that of other regulated and utility companies, the list of which, depending on the year of allocation, comprises most or all of the companies set out below. The list comprises regulated utilities and UK companies operating in a similar environment. No awards for performance will be made if the total shareholder return, when compared with that of other companies in the comparator group over the performance period, falls below the median. Between the median company and the upper quartile of companies, the proportion of shares which may be transferred is prorated on a straight line basis between 40% and 100%. The Remuneration Committee will only decide that shares should be released if the Company's total shareholder return reflects sound underlying financial performance.

A notional allocation of BG ordinary shares was made to certain Executive Directors in October 1999. At Demerger, the allocations were reconstituted into replacement notional allocations over Lattice Group shares in such a way that their value was retained. The base price is £1.3073 and these allocations are subject to the rules of the Lattice Group Long Term Incentive Scheme. In November 2000 and November 2001, notional awards were made to the Executive Directors and some other employees under the Scheme.

The number of shares shown in the 'Directors' interests in shares' table on page 43 is the total maximum number which could be released to individual Executive Directors under the terms of the Scheme if the performance criteria were met in full. The Chairman and other Non-executive Directors do not participate in the Scheme.

List of comparator companies

Anglian Water, BAA, British Energy, British Telecom, Centrica, International Power, Kelda, National Grid, Pennon, Powergen, Railtrack, Scottish & Southern, Scottish Power, Severn Trent, Thames Water, United Utilities and Viridian.

Telecoms (186k Limited) Incentive Scheme

The 186k Limited Incentive Scheme provides cash benefits dependent upon the growth in value of 186k Limited. During 2001, no awards were made to Executive Directors under the Scheme, and the Executive Directors withdrew from future participation in the Scheme. Steve Lucas and John Wybrew continue to hold awards of 140,000 and 167,500 units respectively, which were made in November 2000.

All employee share schemes

Executive Directors may participate in the Sharesave Scheme on equal eligibility terms with all employees. Details of individual Executive Directors' interests in options granted under the Lattice Group Sharesave Scheme are shown in the table entitled 'Directors' interests in options over ordinary shares', page 43.

The All Employee Share Ownership Plan (AESOP) was activated in January 2001. The principal features of the AESOP, which has been granted approval by the Inland Revenue under the Finance Act 2000, are as follows:

i) Partnership Shares
Eligible employees are offered the opportunity to buy Company shares from pre-tax earnings (up to no more than £125 per month) as part of a regular share purchase plan. Shares are currently purchased every six months using employees' accumulated deductions and placed in the AESOP trust. The first Partnership Shares purchase was in October 2001 and the second in April 2002.

ii) Free Shares
From 2001, the Board may allow for awards of Free Shares. The AESOP contains the statutory limit on the value of Free Shares that may be offered, which is currently a maximum of £3,000 per individual per annum. All such awards are on similar terms, including the extent that any objective performance targets are required to be satisfied.

The first awards of Free Shares were made to eligible Directors and employees on 28 March 2002 and were made to the extent to which the Company had met agreed profit targets.

For both Free Shares and Partnership Shares, the shares are held in trust and there are PAYE and national insurance liabilities for the participant if shares are withdrawn within five years except in the event of the participant leaving employment on account of injury, disability, redundancy or retirement.

Details of individual Executive Directors' interests in shares under the AESOP are included in the table 'Directors' interests in shares', page 43.

Directors' remuneration

The remuneration shown in the tables below represents remuneration from 23 October 2000, the effective date of the Demerger. The Directors received no emoluments from Lattice Group in respect of services performed from the date of appointment on 1 September 2000 to Demerger on 23 October 2000.

a) Directors' remuneration

	15 months ended 31 Mar 2002 £	12 months ended 31 Dec 2000 £ (a)
Fees to Non-executive Directors (b)	185,417	25,768
Salaries (c)	1,865,591	235,713
Payment to departing Director (d)	124,125	–
Benefits	97,378	9,821
Short Term Incentive Scheme – value of shares and cash awarded (e)	373,508	–
Employee Profit Sharing Scheme (f)	4,779	4,875

a) Figures represent emoluments from 23 October 2000 – the Demerger date.
b) Includes fees for Stephen Pettit from date of appointment only, 1 November 2001.
c) Includes salary for Non-executive Chairman. Also includes salaries for Colin Matthews and Nick Woollacott from date of appointment only, 1 November 2001.
d) Payment to Phil Nolan in recognition of achievements against performance targets during 2001.
e) Executive Directors only.
f) Cash payment made in 2001 in respect of financial year 2000.

b) Individual remuneration

	Salary/fees 15 months ended 31 Mar 2002 (b) £	Salary/fees 12 months ended 31 Dec 2000 (c) £	Taxable benefits (a) 15 months ended 31 Mar 2002 £	Taxable benefits (a) 12 months ended 31 Dec 2000 (c) £	Total 15 months ended 31 Mar 2002 £	Total 12 months ended 31 Dec 2000 (c) £
Sir John Parker (d)	380,150	42,944	24,348	192	404,498	43,136
Phil Nolan (e)(f)	542,469	75,390	23,573	4,413	566,042	79,803
Steve Lucas (e)	484,495	53,441	15,748	2,279	500,243	55,720
Colin Matthews (g)	150,863	–	5,612	–	156,475	–
Nick Woollacott (h)	228,308	–	8,298	–	236,606	–
John Wybrew (e)(i)	581,718	63,938	19,799	2,937	601,517	66,875
Sir David Davies	37,500	4,772	–	–	37,500	4,772
Christopher Hampson	31,250	4,772	–	–	31,250	4,772
Kenneth Harvey	37,500	5,726	–	–	37,500	5,726
Stephen Pettit (h)	10,417	–	–	–	10,417	–
George Rose	37,500	5,726	–	–	37,500	5,726
Baroness Diana Warwick	31,250	4,772	–	–	31,250	4,772

a) Taxable benefits include such items as company car, fuel, driver, financial advice and medical insurance.
b) Includes awards under the Short Term Incentive Scheme for Executive Directors, and these amounts were converted to ordinary Lattice Shares at the market value at the time of announcement of Lattice's second interim results as follows: Steve Lucas £99,733 representing a bonus level of 34%; Nick Woollacott £96,445 representing a bonus level of 35% (10 months) and 42.5% (two months); and, John Wybrew £117,300 representing a bonus level of 34%. This was the first year of operation of the Scheme and comparison with the previous year cannot, therefore, be made. Non pensionable cash bonuses for the period 1 January 2002 to 31 March 2002 were made as follows: Steve Lucas £10,365 representing a bonus level of 13.8%; Colin Matthews £25,863 representing a bonus level of 20.7% (in respect of a five-month performance period, see note (g) below); Nick Woollacott £6,863 representing a bonus level of 9.2%; and, John Wybrew £16,940 representing a bonus level of 19.4%.
c) Figures represent emoluments from 23 October 2000 – the Demerger date.
d) Includes supplement of £23,000 per month from 22 November 2001 whilst temporarily acting as Chief Executive.
e) Salary/fees includes a discretionary payment made to Phil Nolan, Steve Lucas and John Wybrew of £3,001, £2,804 and £12,135 respectively by the BG Group Employees Share Trust, Trustee of the BG Group Long Term Incentive Scheme. These monies represented a discretionary distribution of the dividend received by the Trust in respect of the BG Group interim dividend 2000. Salary/fees also includes an amount of £1,593 paid to each of Phil Nolan, Steve Lucas and John Wybrew in respect of profit sharing for the period October to December 2000.
f) Salary/fees includes a payment of £124,125 in recognition of Phil Nolan's achievements against performance targets during the 12 months ended 31 December 2001.
g) Colin Matthews did not join the Company until 1 November 2001 and received a cash award for the five months from 1 November 2001 to 31 March 2002.
h) Salary/fees from date of appointment only, 1 November 2001.
i) John Wybrew is the highest paid Director during the period.

Executive Directors' salaries

Executive Directors' salaries are reviewed annually. On 31 March 2002, the base annual salaries were as follows:

	£
Steve Lucas	300,000
Colin Matthews	300,000
Nick Woollacott	300,000
John Wybrew	350,000

Phil Nolan

Phil Nolan resigned as Chief Executive with effect from 31 December 2001 to take up the post of Chief Executive of Eircom, the Irish telecoms group. Sir John Parker has temporarily assumed the responsibilities of Chief Executive.

Phil Nolan received no compensation for the early termination of his contract.

Chairman

Sir John Parker's appointment as a Non-executive Director and Chairman has no fixed term, but he is entitled to 12 months' notice of termination of his appointment.

Prior to 1 February 2002, the Chairman was entitled to one month's notice of termination of his appointment to that office. His pay, inclusive of his fees as a Non-executive Director, was £225,000 per annum, until the period when he temporarily assumed the additional duties of Chief Executive. With effect from

22 November 2001, a supplementary payment of £23,000 per month was paid to Sir John Parker, to cease on commencement of employment of a new Chief Executive.

For the duration of his Chairmanship of Lattice, he will be entitled to the use of a car, a driver, secretarial services, and to personal accident insurance, family private medical insurance and life insurance on terms agreed by the Board. He will not be entitled to a pension or to participate in any bonus, share option or incentive plan arrangements.

Directors' interests in options over ordinary shares

The interests of the Directors in share options held under the Lattice Group Sharesave Scheme were as follows:

	Options as at 1 Jan 2001 (a)	Options granted during the period	Options exercised during the period	Market price at date of exercise	Options lapsed during the period	Options as at 31 Mar 2002 (b)	Exercise price £	Earliest normal exercise date	Expiry date
Steve Lucas	–	–	–	–	–	–	–	–	–
Colin Matthews	–	–	–	–	–	–	–	–	–
Nick Woollacott	–	–	–	–	–	–	–	–	–
John Wybrew	8,209	–	–	–	–	8,209	1.18	01/03/04	31/08/04

a) As at date of appointment for Colin Matthews and Nick Woollacott.
b) The closing price of a Lattice Group plc ordinary share on the last day of trading of the 2001/02 financial period (28 March 2002) was 174.50p. The range during the 15 month period from 1 January 2001 to 31 March 2002 for Lattice Group plc ordinary shares was 175.25p (high) and 128.50p (low).

Directors' interests in shares

The Directors' interests in ordinary shares of the Company at the end of the financial period were as follows:

	Beneficial interests in ordinary shares (a)		Long Term Incentive Scheme notional allocation of shares (b)		
	As at 1 Jan 2001 (c)	As at 31 Mar 2002	As at 1 Jan 2001 (c)	Allocated during the period	As at 31 Mar 2002
Sir John Parker	11,960	12,244	–	–	–
Steve Lucas (d)(e)	60,866	62,592	296,373	257,572	553,945
Colin Matthews (f)(e)	–	–	–	257,572	257,572
Nick Woollacott (d)(e)	104,221	140,824	202,632	257,572	460,204
John Wybrew (d)(e)	219,788	164,489	559,942	300,501	860,443
Sir David Davies	11,000	11,000	–	–	–
Christopher Hampson	10,331	10,577	–	–	–
Kenneth Harvey	2,000	2,099	–	–	–
Stephen Pettit	–	5,000	–	–	–
George Rose	–	13,400	–	–	–
Baroness Diana Warwick	1,333	1,364	–	–	–

a) Beneficial interest includes shares acquired pursuant to the Lattice AESOP and the BG Group employee profit sharing schemes.
b) A notional allocation of ordinary shares was made in November 2001 at a base price of £1.4559 per share. Figures represent the maximum award possible if performance criteria are met at the end of the performance period (three years) and the shares would not vest until the expiry of the retention period (a further one year).
c) As at date of appointment for Colin Matthews, Nick Woollacott and Stephen Pettit.
d) Shares awarded under the Short Term Incentive Scheme, which continue to be held, are included above. See note (c) to the table 'Individual remuneration for the year', page 42.
e) As at 14 May 2002, 18,467,281 Lattice Group shares were held by the Trustee of the AESOP and 65,204 shares by the Lattice Group Employees Share Trust and each of the Executive Directors of Lattice by virtue of being, together with other employees of Lattice, a potential beneficiary under these trusts is taken to be interested in those shares.
f) In addition, on 2 November 2001, a notional allocation of 63,897 Lattice Group plc shares was made to Colin Matthews, amounting to a market value of £100,000 on the award date. This arrangement was established specifically to facilitate the recruitment of Colin Matthews, in recognition of the fact that options have lapsed and other benefits have been lost on cessation of his previous employment. The shares will only be transferred to Colin Matthews on completion of a two-year period of employment, ie on the second anniversary of his appointment as a Director of the Company. At that time, the original allocation of shares together with further shares acquired on the reinvestment of dividends paid on these shares and any subsequent shares acquired (less a number which will be sold by the Company to recover the PAYE and any national insurance liability) will be transferred to him. As at 14 May 2002, 1,307 additional shares have been purchased in respect of reinvestment of dividends paid on the original allocation. There are no provisions for alterations to the allocation (save that there may be an adjustment in the event of a capitalisation issue, rights or open offer, sub-division or consolidation of shares or reduction of capital or any other variation of capital). Further, the award is not pensionable. In the absence of any exercise of discretion to the contrary by the Remuneration Committee and/or Trustee, the allocation would be transferred to Colin Matthews in the event of a takeover or reconstruction.

Directors' service contracts
Executive Directors
Each of the Executive Directors has entered into a service contract with Lattice, which provides for a notice period of one year. Benefits include, where appropriate, the use of a car, a driver, 28 days' annual holiday, financial advice, personal accident insurance, family private medical insurance, sick pay and long-term disability insurance.

Each of the Executive Directors has a provision in his service contract entitling him to an amount by way of liquidated damages equal to one year's current annual salary, and credit of one year's additional pensionable service, if his employment contract is terminated by Lattice within 12 months of a change in control of Lattice.

Non-executive Directors
The Non-executive Directors have all been appointed for an initial period of three years from 1 September 2000 (Stephen Pettit, 1 November 2001) and each receives a fee of £25,000 per annum. Any Non-executive Directors who chair a Committee of the Board receive an additional £5,000 per annum for each Committee.

Other interests
Changes in the interests of the Directors in the share capital or debentures of the Company or any of its subsidiary undertakings between 31 March 2002 and 14 May 2002 were as follows: on 24 April 2002, 491 shares were purchased on behalf of John Wybrew in respect of the second accumulation period of the AESOP.

There were no contracts of significance subsisting during, or at the end of, the financial period to which the Company or any of its subsidiary undertakings is a party and in which any Director is, or was, materially interested. Since 1 April 2002, the Company has not been, and is not now, a party to any material transaction or proposed transaction in which any Director, any spouse or relative of any of the foregoing or any relative of such spouse has, or was to have, a direct or indirect material interest.

Pensions
All the Executive Directors are subject to the earnings cap which is a restriction on the amount of pay which can be used to calculate pensions due from a tax approved pension scheme. They are all members of the defined benefits section of the Lattice Group Pension Scheme.

Lattice Group has agreed to increase their retirement benefits (including contingent death benefits) by means of unapproved arrangements, under the Lattice Group Supplementary Benefits Scheme, to at least the level which would otherwise have been provided in the Lattice Group Pension Scheme had they not been subject to the earnings cap. Provision has been made in the accounts in respect of the additional obligations for these post-retirement benefits.

The provisions for all Executive Directors are designed to give a pension equivalent to two thirds of salary (which may be restricted by remuneration averaged over three years) at retirement age, inclusive of any pension

rights earned in a previous employment. Prior to Nick Woollacott's appointment as an Executive Director, his pension accrued at a rate of one sixtieth of salary.

With employer's consent, provided 10 years' service has been completed with Lattice (which includes any pensionable service transferred from previous employment), the accrued pension can be paid from age 55. The pension would not be subject to actuarial reduction. Pensions in payment are increased in line with inflation. A dependent's pension is payable on the death of an Executive Director, equal to two thirds of that payable to the Executive Director based on potential service to retirement age. On death in retirement, a dependent's pension is payable equal to two thirds of the Executive Director's pension, prior to exchanging any of it for a cash lump sum.

External appointments
To broaden the experience of Executive Directors, it is normal Company policy to allow each Director to accept a maximum of one external appointment as a Non-executive Director of another company, fees for which are retained by the individual Director. As at 14 May 2002, none of the Executive Directors have any external appointments as a Non-executive Director.

Directors' pension provisions were as follows:

	Directors' contributions for 15 months to 31 Mar 2002 £000	Age at 31 Mar 2002	Years of pensionable service at 31 Mar 2002 (a)	Increase in pension for 15 months to 31 Mar 2002 £000	Total accrued annual pension at 31 Mar 2002 £000 pa	Retirement age
Steve Lucas (a)(b)(c)	11.1	47	15	20.7	71.4	65
Colin Matthews (d)	3.7	45	5/12	3.7	3.7	65
Phil Nolan (a)(b)(c)(e)	12.4	48	9	29.4	98.2	60
Nick Woollacott (a)(d)	3.7	54	24 5/12	11.5	133.8	65
John Wybrew (c)	13.0	60	6	18.6	87.8	65

a) Includes pensionable service transferred from previous employments.
b) Due to clarification since December 2000 of the pension promises to Executive Directors, the accrued annual pension at 31 December 2000 should have been £48,900 for Steve Lucas and £66,500 for Phil Nolan. The increases in accrued pensions since 31 December 2000 have been based on these revised figures.
c) The increase in accrued pension allows for the effect of inflation.
d) Appointed as an Executive Director with effect from 1 November 2001.
e) Information provided for Phil Nolan is at leaving date of 31 December 2001.

Directors' report –
The Company's relationship with its
shareholders and Annual General Meeting

45

The Company recognises the importance of maintaining a purposeful relationship with its shareholders. The Company uses the Annual General Meeting as an opportunity to communicate directly with its shareholders.

Lattice has an annual Investor Relations programme and maintains a dialogue with its institutional shareholders in this country and overseas based on the mutual understanding of objectives. To facilitate this, regular meetings are held with institutional shareholders following the announcement of results.

Recent legislative changes have authorised the use of electronic communication with shareholders, with the consent of the individual shareholder, and such consent can be given by going to www.shareview.co.uk. This is an optional facility for shareholders.

The Annual General Meeting will be held at 2.00 pm on 15 July 2002 at The International Convention Centre, Broad Street, Birmingham B1 2EA. For shareholders a separate Notice of Annual General Meeting, which includes an explanation of the proposed resolutions, is enclosed with this document. In addition to the ordinary business of the Meeting, shareholder consent will be sought for the Company to purchase its own ordinary shares.

A résumé of the business carried out at the Annual General Meeting will be available on request from the Registrars after the Meeting has been held, and will be posted on the Company's website, where a copy of this Annual Report and Accounts can also be viewed.

Corporate governance – statement of compliance with the provisions of the Combined Code

The Company is committed to achieving the highest standards of corporate governance throughout the Group and to integrity and high ethical standards in all its business dealings. The Board considers that it has complied throughout the financial period with the Code provisions set out in Section 1 of the Combined Code.

The Remuneration report on page 41 states how the Company has applied the principles in Sections 1A and B (Directors and Directors' Remuneration). Section 1C (Relations with Shareholders) is covered above and Section 1D (Accountability and Audit) is covered in the Auditors section on page 40 and in the Auditors' report to the members of Lattice Group plc on page 52.

Statement of Directors' responsibilities for preparing the financial statements and Internal control

Statement of Directors' responsibilities for preparing the financial statements

The Directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group as at the end of the financial year and of the profit or loss of the Group for the financial year.

The Directors consider that in preparing the financial statements detailed in the following sections, the Company has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates and all applicable accounting standards have been followed: Principal Accounting Policies, Accounts, Notes to the Accounts and Operating and financial review.

The Company has complied with UK disclosure requirements in this report in order to present a consistent picture to all shareholders.

The Directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy the financial position of the Company and of the Group and which enable them to ensure that the

financial statements comply with the Companies Act 1985.

The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and to detect fraud and other irregularities.

The Directors, having prepared the financial statements, have requested the Auditors to take whatever steps and to undertake whatever inspections they consider to be appropriate for the purposes of enabling them to give their audit report.

The Directors confirm that the Audit Committee continues to review the adequacy of the system of internal financial controls adopted by the Group.

Internal control

The Company as required by the Financial Services Authority has complied with the Combined Code provisions on internal control having established the procedures necessary to implement the guidance issued in September 1999 (the Turnbull Committee report) and by reporting in accordance with that guidance.

The Board has overall responsibility for Lattice's system of internal control and for

reviewing its effectiveness while the role of management is to implement Board policies on risk and control. The system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives. In pursuing these objectives, internal controls can only provide reasonable and not absolute assurance against material misstatement or loss.

There is a continuous process for identifying, evaluating and managing the significant risks faced by Lattice which has been in place for the period under review and up to the date of approval of the Annual Report and Accounts. This process is regularly reviewed by the Board.

The processes used by the Board to review the effectiveness of the system of internal control include the following:

During the period the Audit Committee of the Board:
- reviews the external and internal audit work plans;
- receives and reviews regularly a Group Risk Register;
- considers reports from management and internal and external audit on the system of internal control and any material control weaknesses; and

- discusses with management the actions taken on problem areas identified by Board members or in the internal/external audit reports.

The Audit Committee reviews the effectiveness of the risk management process and significant risk issues are referred to the Board for consideration.

The Chairman of the Audit Committee reports the outcome of the Audit Committee meetings to the Board and the Board receives the minutes of all Audit Committee meetings.

The Finance Committee considers financing and investment decisions concerning the Group, including the giving of guarantees and indemnities, and monitors policy and control mechanisms for managing Treasury risk.

The Board reviews the role of insurance in managing risks across the Group.

The Group's management operates a risk management process which identifies the key risks facing the Lattice Group and its businesses and reports to the Audit Committee on how those risks are being managed. This is based on each department and major project producing a risk register which identifies their key risks, the probability of those risks occurring, their impact if they do occur and the actions being taken to manage those risks to the desired level. Further detail on the risk management process is given under the Risk Compliance section on page 51.

At the year-end, before producing the statement in the Annual Report and Accounts, the Board, through the Audit Committee, reviews the following:
- each Executive Director is asked to complete a Letter of Assurance confirming compliance throughout the year with the Group's policies, procedures, risk management processes, etc. The outcome of these letters is reported to the Audit Committee;
- Lattice has adopted a control framework model for application across the Group and an annual report is produced on compliance with that model and with the Group risk management process; and
- the Board reviews the Group and business risk registers and receives regular reports on any major problems that have occurred during the year and how the risks have changed over the period under review.

The Board of Directors
The Board leads and maintains effective control over Lattice's activities. With regard to joint ventures and associated undertakings, the level of control exercised necessarily reflects the governance framework of each entity. The Directors' biographies appear in the Board of Directors section on page 32, and these demonstrate that the Board has within it the necessary range of backgrounds, qualities and experience to lead the Company. During most of the reporting period, Lattice had separate posts of Chairman and Chief Executive to differentiate the running of the Board from the executive responsibility for the running of the Company's businesses. In addition to the Non-executive Chairman and acting Chief Executive (Sir John Parker), the Board currently consists of four other Executive Directors and six Non-executive Directors. All Directors are subject to election by shareholders at the first opportunity after their appointment by the Board and to re-election at general meetings at least every three years. Attendance is expected at all Board meetings by all Directors except in special circumstances. The Board is supplied with appropriate information to enable it to discharge its duties.

The Board has this year introduced a mechanism for assessment of its performance. A series of questions regarding Board mandate and composition, and preparation for, and conduct of, meetings were put separately to each member of the Board. The responses were evaluated by the Chairman, and will be used to inform future management of the Board.

Members of the Board meet at least ten times a year, including eight formal Board meetings. The Board has a schedule of matters specifically reserved to it for decision, including strategy and financial policy, major acquisitions and disposals. In addition, the Board focuses each year on Group strategy at a Board Planning Conference. There is a clear division of roles and responsibilities between the Chairman and Chief Executive. However, following Phil Nolan's departure, the Chairman temporarily assumed the responsibilities of Chief Executive, pending the appointment of a replacement. The Board considers that the Non-executive Directors as a group are of a sufficient calibre and number to bring strength of independence to the Board and has nominated Kenneth Harvey, Chairman of the Remuneration Committee, and George Rose, Chairman of the Audit Committee, to be senior independent Non-executive Directors, to whom the shareholders can convey their concerns. The Board considers that this is in compliance with the relevant provision of the Combined Code.

All the Directors have access to the advice and services of the Company Secretary, and the Board has, by means of the Audit Committee, established a procedure for any Director, if necessary, to take independent professional advice at the Group's expense. The Company Secretary ensures that Board procedures are followed and that applicable rules and regulations are complied with. The Company Secretary may only be removed with the approval of the Board as a whole.

Appropriate training and briefing is available to all Directors on appointment to the Board, taking into account their individual qualifications and experience, and training is also available on an ongoing basis to meet their individual needs. All Directors receive a monthly business review giving the latest position on the Group's businesses. All Executive Directors are members of the Executive Committee, which meets monthly, and is properly briefed on the Group's activities. The minutes of these meetings are circulated to all Non-executive Directors, who also participate in a series of briefing visits.

The Board considers that all Directors bring an independent judgement to the Board's deliberations in respect of strategy, performance, resources, key appointments and standards of conduct. Sir John Parker temporarily assumed the responsibilities of the Chief Executive of the Group, following Phil Nolan's departure, pending the appointment of a replacement. All other Non-executive Directors are considered by the Board to be free from any business or other relationship which could be seen as interfering with the exercise of their independent judgement. Non-executive Directors joining the Board are appointed for a period of three years, subject to subsequent review and to re-appointment at the Company's Annual General Meeting. The Non-executive Directors receive fees of £25,000 per annum and the reimbursement of reasonable expenses incurred in attending meetings. Chairmen of Committees of the Board receive an additional £5,000 per annum. Non-executive Directors are not eligible for any of the Company's share schemes, incentive schemes or pension schemes.

The Board has delegated authority to the following Committees of the Board on other specific matters. All the Committees have written constitutions and terms of reference. The members of each of the Committees are shown in the Board of Directors section, on page 32.

Group Executive Committee
Chairman: Sir John Parker (as acting Chief Executive)
The Board delegates authority for the day-to-day management of the Company's business to the Group Executive Committee, which meets monthly. The Committee comprises the Executive Directors, together with Stephen Ainger, the

Strategy and Development Director, Malcolm Cooper, Treasurer and Director of Corporate Finance, and Lawrie Haynes, Managing Director, Telecoms.

Audit Committee
Chairman: George Rose
Comprising all the Non-executive Directors, the Audit Committee examines and reviews internal controls, compliance, financial and accounting policies and practices, the form and content of financial reports and statements and general matters which may be brought to the attention of the Company by its external and internal Auditors. In addition, the Committee reviews the scope and results of the audit and its cost-effectiveness, as well as the performance of the Auditors and non-audit services to the Company. Further, the Committee reviews the scope and extent of the internal audit function. The Committee meets at least three times a year.

Finance Committee
Chairman: Sir John Parker
The Finance Committee considers financing and investment decisions concerning the Group, including the giving of guarantees and indemnities. The Committee meets at least four times a year.

The members of the Finance Committee are currently Sir John Parker (Chairman and acting Chief Executive), Steve Lucas, Executive Director, Finance and one Non-executive Director.

Nominations Committee
Chairman: Sir John Parker
The Nominations Committee recommends to the Board appointments for the roles of Chairman, Chief Executive, Executive and Non-executive Directors and Company Secretary. The procedure for the appointment of new Directors to the Board is overseen by the Nominations Committee and is set out in its terms of reference. The Committee meets as required.

The members of the Nominations Committee are currently Sir John Parker (Chairman and acting Chief Executive) and the Non-executive Directors Kenneth Harvey and Baroness Diana Warwick.

Remuneration Committee
Chairman: Kenneth Harvey
The Remuneration Committee is made up entirely of independent Non-executive Directors. It has responsibility for recommending to the Board Group policy on the remuneration of Executive Directors and other designated senior employees of the Group. The Committee operates within agreed terms of reference and meets as required. No Director is involved in deciding his or her own remuneration.

The members of the Remuneration Committee are Kenneth Harvey, Sir David Davies, Christopher Hampson, George Rose, Stephen Pettit and Baroness Diana Warwick. The Committee consults with the Chairman and the Chief Executive, where

appropriate, with regard to the remuneration of other Executive Directors, and designated senior employees, and has access to professional advice both inside and outside the Company. The Chief Executive keeps the Committee informed of matters relating to the terms and conditions of other senior executives in the Group.

Safety Committee
Chairman: Sir David Davies
The Committee examines important aspects of safety policy, legislation/regulation issues, practice and performance, and reports its conclusions and recommendations to the Board.

The members of the Safety Committee are Sir David Davies and Stephen Pettit, Non-executive Directors; Colin Matthews, Nick Woollacott and John Wybrew, Executive Directors and Stuart Anderson, Group Head of Health, Safety and Security.

By Order of the Board

Helen Mahy
Company Secretary   14 May 2002

Registered office:
130 Jermyn Street, London, SW1Y 4UR
Registered in England No. 3900804

Gas and Electricity Markets Authority
The supply, transportation and shipping of gas in Great Britain are the subject of the licensing and regulatory regime of the Gas Act 1986, as amended (the Gas Act) and the Utilities Act 2000 (the Utilities Act) and are regulated by the Gas and Electricity Markets Authority (the Authority). In addition, the HSE regulates safety matters relating to the operation of the gas transportation system and the LNG storage business.

The Utilities Act created a new principal objective for the Secretary of State for Trade and Industry (the Secretary of State) and the Authority to carry out their respective functions in a manner best calculated to protect the interests of consumers in relation to gas conveyed through pipes, wherever appropriate by promoting effective competition between persons engaged in, or in commercial activities in connection with, the shipping, transportation or supply of gas so conveyed.

The Secretary of State and the Authority are required to carry out those functions in the manner so as to further the principal objective, having regard to (a) the need to secure that, so far as it is economical to meet them, all reasonable demands in Great Britain for gas conveyed through pipes are met; and (b) the need to secure that licence holders are able to finance the activities which are the subject of the obligations imposed by the Gas Act or the Utilities Act. Furthermore, the Secretary of State and the Authority are required to have regard to the interests of (i) individuals who are disabled or chronically sick; (ii) individuals of pensionable age; (iii) individuals with low income; and (iv) individuals residing in rural areas. In addition, there is an obligation on the Authority to have regard to guidelines on social and environmental matters issued by the Secretary of State.

In enforcing the conditions of the Licence and other obligations imposed by the Gas Act, the Authority can make legally enforceable orders. The Utilities Act enables the Authority to levy financial penalties on licensees for contravening any licence condition or relevant requirement of the Gas Act or Utilities Act or for failure to meet guaranteed standards of service.

The Gas Act and the Licence
Pursuant to the Gas Act, Transco plc (Transco) is obliged to develop and maintain an efficient and economical pipeline system, for the conveyance of gas in its authorised area and to comply, so far as it is economical to do so, with reasonable requests to connect to the system and convey gas by means of that system to any premises. The Gas Act and Licence also place duties on Transco to avoid undue

discrimination or undue preference in the connection of premises or other pipelines or in the terms on which it undertakes the conveyance of gas.

When requested, Transco must connect to its gas transportation system premises situated within 23 metres of a relevant main, the supply of gas to which is not expected to exceed 2,196,000 KWh (75,000 therms) in any year and to supply and lay any pipe necessary for that purpose if requested to do so by the owner of the premises. Transco must also connect any premises, the supply of gas to which is not expected to exceed 2,196,000 KWh (75,000 therms) in any year to a relevant main where the connecting pipe is supplied and laid by the owner or occupier of the premises in question, where it is fit for purpose. Transco is required to maintain such connections and maintain, repair and renew any service pipe by which gas is conveyed to the premises. Under the terms of the Licence, Transco must conduct the transportation business in a manner best calculated to secure that neither it nor any related person nor any gas shipper or supplier obtains any unfair commercial advantage.

The current Licence consists of standard, amended standard and special conditions. The conditions can only be changed in accordance with the mechanisms set out in the Gas Act. The conditions of the Licence may be amended without Transco's consent in order to remedy or prevent any effects adverse to the public interest identified by the Competition Commission in an investigation under the Gas Act or the Fair Trading Act 1973 (Fair Trading Act). The Authority has power to make such references; the Secretary of State may also make references under the Fair Trading Act.

Transco may not dispose of the right to operate any transportation or LNG storage asset without the consent of the Authority. Any disposal of such rights to operate a significant part of the gas conveyance system also requires the consent of the Secretary of State.

Under the Licence, Transco is subject to further obligations in relation to its activities as a gas transporter. These include (i) obligations relating to the conveyance of gas to communities remote from the main transportation system in Great Britain; (ii) obligations requiring the production of regulatory accounts for the Transco business; (iii) obligations to enter into agreements with other gas transporters relating to the provision of emergency services to them or on their behalf where a major loss of supply has occurred; and (iv) an obligation to produce guidelines in relation

to the operation of the transportation system.

The Licence is terminable on 10 years' notice by the Secretary of State, such notice not to be served earlier than 22 August 2011. It is also revocable by the Authority if (i) Transco so agrees; (ii) Transco fails to pay Licence fees; (iii) Transco fails to comply with a notice to remedy a breach of an enforcement order or with an order made under competition legislation or to pay a financial penalty; (iv) Transco ceases to carry on its business as a gas transporter; or (v) in the event of certain circumstances of financial default or if Transco enters into certain restructurings not approved by the Authority.

Transco's Licence also contains special 'ring-fence conditions', which were introduced into Transco's Licence with its consent in December 1999. These ring-fence conditions include requirements on Transco: only to carry on certain activities; to ensure that it has sufficient management and financial resources to carry out its business; to use reasonable endeavours to maintain an investment grade credit rating as the issuer of corporate debt; and to deal on an arm's length basis and on normal commercial terms with other companies in the Lattice Group and not to give new guarantees for them. If Transco is in material default of any of the ring-fence conditions it can be prohibited from declaring and paying a dividend.

Following consultations, the Secretary of State issued revised standard licence conditions with effect from 1 October 2001 to give effect to the provisions of the Utilities Act and to achieve greater alignment between the gas and electricity industries. The main changes to these licence conditions affecting Transco are: (i) the removal of the licence fee cap and changes to the method of allocating costs of the Authority and the Gas and Electricity Consumer Council to licence holders; (ii) an obligation to co-operate in modifying certain industry documents to give effect to the Utilities Act; (iii) stricter requirements for the provision of information to the Authority; (iv) stricter requirements for the disposal of rights to operate transportation assets; (v) enhanced provisions relating to the production and content of regulatory accounts; (vi) the requirement to make available data to customers about their supply points to facilitate competition in gas supply; (vii) a requirement not to give any cross-subsidy to, or receive any cross-subsidy from, any affiliate or related undertaking; and (viii) a requirement to obtain a guarantee for any transfer, lease or loan of any sum, asset or right to an affiliate or related undertaking, unless the consideration is paid in full when the transaction is entered into.

Price control
(1 April 1997 – 31 March 2002)
Transco is subject to a price control agreed with Ofgem after taking into account, among other factors, an assessment of Transco's operating costs, capital expenditure, cost of capital and transportation volumes. This control, which came into effect retrospectively from 1 April 1997, was based upon the recommendations of the 1997 MMC Report and established maximum average prices for gas transportation services. On 26 January 2001, the Authority introduced, with Transco's consent, new special licence conditions to create separate price controls for Transco's transportation business, its metering business and its meter reading business. The new conditions did not seek to revise the overall revenues Transco would receive but allocated the revenues between the businesses with effect from April 2000.

All the price controls were principally RPI-X controls which included an annual adjustment of inflation less 2%. These controls are expected to be superseded by the new price control with effect from 1 April 2002 (see below).

Capital investment
On 22 January 2002, Transco submitted its second report on its capital investment programmes under the price control, analysing the results achieved in relation to the targets set for the year 2000. For the period 1997 to 2000, the cumulative effect resulted in Transco meeting 13 and exceeding five of the agreed targets. Additionally, Transco has delivered another safety related output that was not envisaged at the time the price control was set.

The new price control
(1 April 2002 – 31 March 2007)
On 24 October 2001, Transco indicated its acceptance of the Authority's Final Proposals for its Price Control (Final Proposals) published on 26 September 2001. The Final Proposals projected revenue streams in respect of the following businesses:
■ NTS TO (Asset Owner);
■ LDZ; and
■ Metering and Meter Reading.

Transco received the Authority's initial proposals for modifications to its Licence on 21 December 2001.

Final Proposals in respect of the NTS SO (System Operator) were published on 14 December 2001. Transco indicated its acceptance in principle of these Proposals on 31 January 2002.

Transco has been working with the Authority on the legal drafting. On 12 April 2002, the Authority published the formal legal text with explanatory notes containing the licence conditions to modify Transco's Licence. The consultation period closes on 24 May 2002. Transco is presently considering the detailed drafting and explanatory notes. Each of the new price controls will come into effect retrospectively from 1 April 2002, notwithstanding the date of the direction to modify Transco's Licence.

Structure
The NTS TO (Asset Owner) owns and maintains the NTS network, while the NTS SO (System Operator) is responsible for the short-term operation of NTS system balancing functions and the long-term capacity management. The System Operator function of the LDZs remains within the LDZ price control.

The NTS TO control sets a limit on the total amount of revenue receivable by the NTS, reducing by 2% per annum in real terms after the first year. In addition, pass-through is to be given for costs incurred in respect of formula rates and the Authority's licence fees. The control is expected to last for five years from April 2002. It is expected the Licence will enable each of the controls to be modified earlier if either the Authority proposes, to which Transco agrees, or if Transco requests that a price control formula be terminated. If Transco does not agree to any proposed modification by the Authority, the matter may be referred by the Authority to the Competition Commission, formerly the MMC. Any request for termination by Transco must be made with not less than 18 months' prior notice of the date termination is requested to become effective. Upon such a request, the Authority can agree to the termination of the price control formula, propose a new formula or refer the matter to the Competition Commission.

The LDZ price control applies to all of Transco's LDZs collectively. During the forthcoming price control period, the Authority intends to consult on disaggregating this single control into a separate control for each of the LDZs. The control is structured so that 65% of revenue is fixed and 35% varies with volumes. In addition, pass-through is to be given for costs incurred in respect of formula rates and the Authority's licence fees. The control is expected to last for five years from April 2002.

One feature of the calculation of the LDZ control is that 50% of expected replacement spend (repex) is treated as recoverable in the year of spend, rather than being placed in full in the Regulatory Value (RV), which was the previous treatment. An incentive mechanism is also in place in respect of potential repex cost variations from the levels assumed when the control was set.

The Metering and Meter Reading price control takes the form of four tariff caps which constitute a ceiling on the amount Transco can charge in respect of four metering services. Other services provided by the Metering and Meter Reading businesses are covered by a non-discrimination provision. The caps are to be indexed by RPI. The Authority expects to remove these tariff caps by April 2004, subject to the development of competition. The caps contain no costs subject to pass-through.

The SO price control consists of a series of incentive schemes designed to incentivise efficient operation of the NTS and include entry and exit capacity investment incentives covering the arrangements for funding deviations in NTS outputs and investments from the 'baseline' level set out by the Authority in its Final Proposals. The principal day-to-day incentive schemes combined offer a potential maximum upside of £37.5 million and a downside of £19 million in 2002/03 and have principally been set for two years.

Rates of return
The Authority applies an estimated rate of return to Transco's RV in order to calculate the returns required by the providers of finance – debt and equity holders. LDZ and NTS revenues were calculated using a pre-tax real rate of return of 6.25%, and Metering and Meter Reading revenues were calculated using a pre-tax real rate of return of 7.0%.

Regulatory value
The RV represents the net investment which debt and equity holders have made in Transco. The RV contributes to allowed revenue through the return to the providers of finance – calculated by applying the rate of return to the RV, as well as through depreciation. The RV is depreciated to reflect the consumption of the assets in which the providers of finance have invested.

Other price control licence conditions

In addition to legal conditions to give effect to the economic matters mentioned in the preceding paragraphs, the Authority is also consulting on other conditions as part of the price control process, the principal of which are as follows:

- a condition to require that charges for the provision of emergency services shall be no more than is required to recover reasonable costs and reasonable profits;
- a requirement to operate the NTS in an efficient, economic and coordinated manner;
- conditions to ensure the consistent, objective and transparent allocation of costs, revenues, assets and liabilities between the NTS TO activity, the NTS SO activity, the LDZ transportation activity, the metering activities and excluded services;
- a condition to require the submission of information to the Authority to enable verification of the activities and revenues that underpin the price control formulas;
- a condition to report on the environmental performance of the NTS, and to facilitate the development of an expenditure monitoring framework for the NTS;
- a condition to facilitate the establishment and operation of an incentive scheme to improve the operation and delivery of appropriate outputs from the LDZs and for the Authority to monitor such operation and also to facilitate the development of an expenditure monitoring framework;
- a condition to produce an Exit Code statement describing the services provided between the NTS TO and SO functions and the LDZ activity; and
- as Transco is to be given greater flexibility in the instruments that it can use to balance the NTS, conditions requiring Transco to act in a non-discriminatory manner in the way it procures systems management services, including the requirement to produce and publish guidelines as to how it will acquire such services, and prohibiting it from using such instruments otherwise than for the purpose of balancing the system.

In addition to the price control conditions, the Authority is separately consulting on a Licence condition to require Transco to make available to market participants greater information regarding the operation of Transco's network and any market relating to its pipeline system. The information to be disclosed will be determined through Network Code modification processes. To facilitate this, a new condition is being proposed to permit third parties to propose Network Code modifications.

Other regulatory developments
Treatment of assets
As part of Transco's Periodic Review, in June 2001, the Authority confirmed that the 'focused' method should not be used with respect to the allocation of the value attributed by investors to the different businesses which formed British Gas plc in December 1991. Under the 'unfocused' method, the distribution of the value of debt holders' and equity holders' investments in these entities are made in proportion to the book value of the net assets of these entities.

Unbundling from Transco
Meters
Meter Reading services were fully separated for all but a very small number of daily metered sites from August 2001. The Authority has proposed that, as a consequence, non-daily meter reading activities will not be subject to price controls from April 2002. In respect of Transco's metering services, separated pricing for Industrial and Commercial meters was introduced in April 2001, to complement that for Domestic meters introduced in October 2000.

Work on the separation of Transco's metering activities and systems has continued during the year, alongside industry discussions of the most appropriate processes and technical requirements for a more competitive market. The Authority has delayed the implementation date for these changes to February 2003, and Transco has plans in place to meet this date.

Connections
During 2001, Transco established First Connect as a wholly owned subsidiary of Transco. First Connect provides connection services to Transco on an arm's length contractual basis in order for Transco to fulfil its obligations to connect premises to its gas transportation system. With effect from 31 March 2002 Transco transferred First Connect to Lattice Enterprises.

LNG storage unbundling
On 28 February 2002, Transco, in accordance with the terms of the Licence, gave the Authority notice of its intention to dispose of its LNG storage assets to an affiliate. On 12 April 2002, the Authority formally rejected Transco's notice and confirmed its intention to Transco to seek industry views on Transco's proposal to dispose of the LNG storage assets.

Risk Management within the Lattice Group

The Lattice Group has a risk management policy which provides a continuous process for identifying, evaluating and managing the significant risks facing the Group. The policy is applied across the Group and is implemented throughout the business, often to individual department level.

Business objectives and targets are communicated down through the organisation and the risks to meeting these objectives are identified and assessed in the relevant business area. Each business captures their key risks on a risk register in a standard format. However, in a relatively autonomous way, they can introduce risk management processes and structures appropriate to their activities and size, which enable them to meet the overall policy. Risk registers are updated regularly, with major risk filtering up, on an impact and probability basis, to the three higher level business unit risk registers.

The same filter process continues up the organisation, including strategic and other risks identified by the Executive Directors and at the highest level the Lattice Group Risk Register captures the main risks facing the Group. The Lattice Group Risk Register is considered by the Audit Committee and any key areas of concern are elevated to the Board. In this way, the Board has an ongoing understanding of the critical risks facing the organisation.

Key risks facing the Lattice Group

Our main business objectives are:
- to preserve Transco's 'licence to operate', enhancing our reputation and being recognised as leaders in all aspects of safety, environmental performance, occupational health and customer service;
- to continue to deliver Transco's first rate performance within the new regulatory framework;
- to establish successful growth businesses free of utility price regulation; and
- to deliver top quartile capital and operating efficiency.

The following describes some of the significant risks that could affect the Group and prevent us achieving our main business objectives. Additionally, there may be other risks that are known to us or risks that are not currently considered significant, but could turn out to be so.

We must manage the safety of employees, contractors and members of the public, to preserve our reputation and ensure regulatory compliance and sound financial performance.

Transco operates its network efficiently and profitably but without impairing safety. We are committed to minimising risks to employees, contractors and members of the public. The integrity of Transco's operations is an overriding and enduring objective. The requirement by the HSE to accelerate replacement of iron gas mains recognises that all reasonable steps are being taken to reduce the risk of fracture and corrosion. Transco maintains progressive engineering standards and solutions while all employees and contractors, with a safety or technical dimension to their role, must have their competency assessed at least annually. A comprehensive suite of performance measures gives confidence that the key controls remain effective and this is backed up by an audit programme. Where incidents do occur, a review panel considers the issues raised and disseminates the lessons learnt.

Transco has a near monopoly of gas transportation activities in Britain, hence we need to ensure that we maintain and operate a transportation system that is able to meet a 1 in 20 peak day demand. Any event that results in this commitment not being met could significantly affect Transco's regulatory regime and financial position.

There are two distinct risk areas in regard to security of supply. Firstly, short-term supply problems could occur. These might be a consequence of plant or equipment failure, third party damage or offshore supply failures. These risks are mitigated through a series of well-established reduction and contingency measures, including detailed procedures for dealing with gas supply emergencies. A test of these procedures was witnessed by the HSE during 2001.

Secondly, there are longer-term risks associated with security of supply which make it more difficult to anticipate future load growth requirements and which have led to uncertainty over the investment needed to secure supplies. This risk is more difficult for Transco to control because it is brought about by economic and climatic changes and changes in offshore investment and production together with greater reliance on imports. Transco is constantly lobbying to raise awareness of these issues and to gain the requisite funding to allow sufficient flexibility to be built into the system to support network resilience.

Transco must demonstrate convincingly and quickly enough to shareholders, the public and others concerned, that it can deliver its regulatory contract for the next five years. Failure to do so may significantly impair the Group's ability to increase shareholder value.

As discussed in the Regulation section on pages 48 to 50, Transco is subject to regulation by Ofgem. As with any regulated business, decisions by the regulator concerning permitted revenues and rates of return could have an adverse impact on Transco's results.

As part of our strategy to enhance shareholder value we intend to establish successful businesses free of utility price regulation. We may fail to deliver this and in doing so not generate an economic return on our investments.

The two strands to meeting this objective are to develop our telecommunications business and to grow our enterprise portfolio of businesses along with Transco's activities and assets outside the regulatory ring-fence.

Deteriorating market conditions and public health concerns may mean that our telecommunications business does not develop as planned. There have been significant changes in the market since the Group made its initial investments. The market has both declined and become more competitive, and the development of 3G services not progressed at the pace originally anticipated. In addition, increased public concern over the possible visual intrusion of masts may constitute grounds to contest planning applications, which may affect the future siting of masts. The perceived public health issues relating to the antennae and transmission equipment will be principally managed by the mobile operating companies, supported as appropriate by SST, to minimise public concern and its impact on network roll-out. The business also carries all the risks of any new business set-up. However, we are continuing to identify and resource management and staff requirements and to develop our internal control frameworks.

At the time of Demerger we stated our aim to unbundle our Connections and Metering businesses. To date, these activities are progressing well, but as with any reorganisation of this magnitude, there are a number of risks. It is important that clear objectives are set, the new businesses have appropriate structures and control frameworks and that during the reorganisation, functions keep a clear focus on the business so that standards of service and safety performance continue to be maintained. To ensure this, separate management teams are formed for the new and residual business and business performance during change is monitored with monthly performance reporting. Separation implementation plans are approved at senior level before implementation and performance against those plans is monitored. There are other

separation opportunities, but the business focus in the short term is performance. Progress in this area, after Connections and Metering, will be slower than originally anticipated, although we will continue to introduce measures or undertake pilot work to enhance future separation options.

A major challenge for us will be to ensure that we have the appropriate skills, in sufficient quantity, to deliver our business objectives. In addition, we must ensure that all employees carry out their roles in accordance with our

Business Principles and behavioural values.

Meeting the requirements of the Mains Replacement Programme, Transco's new regulatory regime and the needs of implementing our strategy in other parts of the Lattice Group may result in a requirement for a different resource and skills profile. Thorough application of the Group's significant skill base, established processes and procedures will be key in managing this issue.

Summary
By applying our rigorous processes for the identification and management of our key risks at Group and business unit level, and application of our Business Principles, investors can remain confident that Transco is able to preserve its 'licence to operate' and continue to perform well through the new regulatory contract, at the same time as delivering our strategy in other parts of the Lattice Group.

Auditors' report to the members of Lattice Group plc

We have audited the financial statements which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses and the related notes, except for the unaudited information presented therein, which have been prepared under the historical cost convention and the accounting policies set out under 'Principal accounting policies' and the summary of differences between UK and US generally accepted accounting principles. As detailed in the 'Principal accounting policies', the Group has changed its accounting policy for deferred tax in the 15 month period to 31 March 2002 following the adoption of FRS 19 'Deferred tax', and the basis of preparation of its accounts from modified historical cost to historical cost principles.

Respective responsibilities of Directors and Auditors
The Directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the Statement of Directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board, the Listing Rules of the Financial Services Authority and Auditing Standards generally accepted in the United States.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the United Kingdom Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we

require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Chairman's statement, Business Review and Directors' report (including the Operating and financial review).

We review whether the statement on page 45 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion
We conducted our audit in accordance with Auditing Standards issued by the United Kingdom Auditing Practices Board and with Auditing Standards generally accepted in the United States. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with

sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

United Kingdom Opinion
In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 March 2002 and the profit and cash flows of the Group for the 15 month period then ended and have been properly prepared in accordance with the Companies Act 1985.

United States Opinion
In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group at 31 March 2002 and the results of the operations and cash flows for the 15 month period ended 31 March 2002, all expressed in pounds sterling in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net income for the 15 month period ended 31 March 2002 and consolidated shareholders' equity at 31 March 2002, all expressed in pounds sterling, as shown in the summary of differences between the UK and US generally accepted accounting principles.

PricewaterhouseCoopers   14 May 2002

Chartered Accountants and
Registered Auditors
1 Embankment Place London WC2N 6RH

Basis of preparation and accounting principles

To improve the transparency of Lattice's performance, the financial year-end has been changed from 31 December to 31 March. This will align Transco's reported results with its regulatory year. Accordingly, the financial information shown in this Report presents the consolidated financial statements for the 15 months ended 31 March 2002 of the Company and those businesses which were held within the Lattice Group during this period. Comparative information has been prepared for the year ended 31 December 2000. To assist shareholders, certain unaudited additional information in respect of the 12 months ended 31 March 2002 and 31 March 2001 is also provided. The principal entities included within the financial statements are shown in note 29, page 90.

The Group has also changed the basis of preparation of its accounts (see note 1, page 63). These accounts have been prepared in accordance with applicable accounting standards, under historical cost principles, as modified for the revaluation of investment properties. Comparative figures have been restated accordingly. The 2000 accounts were prepared on a modified historical cost basis.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make judgements and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported revenues during the reporting period. Actual results could differ from these estimates.

US GAAP reconciliation

As a non-registrant with the Securities and Exchange Commission (SEC), the Group is not required to prepare information on the basis of US Generally Accepted Accounting Principles (GAAP). However, in view of the Proposed Merger with National Grid, a SEC registrant, the Group has chosen to include additional information prepared in accordance with US GAAP, including significant differences between UK and US GAAP (see note 31, page 91).

Basis of consolidation

In accordance with the principles of merger accounting, as set out in Financial Reporting Standard 6 'Acquisitions and Mergers', the comparative figures have been prepared as if the Lattice Group had been in existence throughout 2000. Only the continuing operations of the Lattice Group that were demerged on 23 October 2000 are consolidated in the financial statements. The results of undertakings acquired post Demerger are consolidated from the date when control passes to the Company. The results of undertakings disposed of post Demerger are consolidated to the date when control passes from the Company.

The accounts comprise a consolidation of the accounts of the Company and its subsidiary undertakings and incorporate the results of its share of joint ventures and associated undertakings on an equity basis.

The Group's principal subsidiary undertaking, Transco plc, which operates the substantial majority of the gas distribution network in Great Britain, has been ring-fenced for regulatory purposes. The ring-fence requires Transco to meet a number of regulatory conditions which include restrictions on business activities, fund raising, granting of guarantees and dividend payments. These restrictions are not sufficiently onerous to prevent Group management from exercising control of the business or rights over the subsidiary undertaking's assets and management and hence Transco's results have been consolidated. Transco plc is registered with the SEC in the US in respect of listed debt securities. Transco plc therefore publishes additional information based on US GAAP in the 20-F Statement that is included within its Report and Accounts.

Intangible fixed assets

a) Goodwill

On the acquisition of a subsidiary undertaking, joint venture or associated undertaking, fair values are attributed to the net assets acquired and consideration paid. Goodwill, which represents the difference between the fair value of the purchase consideration and the fair value of the net assets acquired, is capitalised. Goodwill with a limited useful economic life is amortised on a straight-line basis.

In order to give a true and fair view, the piecemeal approach to calculating goodwill has been used for the acquisition of SST in the period, see note 13, page 74.

b) Negative goodwill

Negative goodwill is included within intangible fixed assets and released to the profit and loss account in the periods in which the fair values of non-monetary assets purchased are recovered.

c) Capitalised software

The cost of internally developed software to be sold to third parties is capitalised in the balance sheet and amortised over its economic life. Capitalised costs relate to labour costs directly attributable to the development of the software. Costs are capitalised and amortised to match the revenue earning period of the software.

The cost of developing software for use in new ventures or for operations transferred out of the regulatory ring-fence is capitalised and amortised over its useful economic life.

d) Telecoms licences

The cost of telecoms licences is capitalised and amortised over their useful economic life on a straight-line basis.

Tangible fixed assets

All categories of tangible fixed assets are carried at depreciated historical cost, with the exception of investment properties which are carried at valuation.

a) Historical cost

Additions represent extensions to, or significant increases in, the capacity of tangible fixed assets and are stated at actual cost.

Major assets in the course of construction are included in tangible fixed assets, in the categories to which they relate, on the basis of costs incurred at the balance sheet date. In the case of assets constructed by the Company and its subsidiary undertakings, this includes all relevant directly attributable costs and commissioning costs. Interest costs incurred during construction that are directly attributable to the construction of a significant tangible fixed asset are capitalised as part of the cost of the asset concerned at a rate based on the Group's average cost of debt.

Contributions received towards the cost of tangible fixed assets are included in creditors as deferred income and credited to the profit and loss account over the life of the assets.

b) Depreciation

Freehold land and investment properties are not depreciated as expected residual values are not materially different from their carrying values. Other tangible fixed assets are depreciated on a straight-line basis at rates sufficient to write off the historical cost of individual assets over their estimated useful economic lives. The depreciation periods for the principal categories of assets are as follows:

Freehold and leasehold buildings	up to 50 years
Mains and services	55 to 65 years
Gas storage	40 years
Plant and machinery	3 to 50 years
Meters	10 to 15 years
Motor vehicles and office equipment	1 to 10 years

Asset lives are kept under review and complete asset life reviews are regularly carried out. Following a review this year of meter lives the maximum depreciation period for meters was reduced from 20 years to 15 years. The impact of this change is detailed in note 1, page 63. Where asset lives are revised, the carrying amount is depreciated over the remaining revised life.

Assets held under finance leases are depreciated over the shorter of the lease term or their useful economic life. Assets in the course of construction are not depreciated until they enter service.

Impairment of fixed assets
Impairment is calculated as the difference between the carrying values of the net assets of income generating units and their recoverable amount, being the higher of net realisable value and their estimated value in use at the date the impairment review is undertaken. Net realisable value represents the amount that can be generated through sale of the assets. Value in use represents the present value of expected future cash flows discounted on a pre-tax basis, using the estimated cost of capital of the income generating unit. Future cash flows are based on a five-year business plan, projected out to either perpetuity or a more relevant term. Reviews are carried out if there is some indication that impairment may have occurred, to ensure that fixed assets are not carried above their estimated recoverable amounts. Impairment is recognised in the profit and loss account. For further details of the impairment reviews carried out in the period see note 3, page 65.

Stocks
Stocks are stated at weighted average historical cost less provision for deterioration and obsolescence.

Environmental costs
Provision is made, on a discounted basis, for statutory decontamination costs of old gas manufacturing sites, retained in the Lattice Group. The unwinding of the discount is included in the profit and loss account as a financial item and is added to the net interest charge.

Deferred tax
FRS 19 'Deferred Tax' has been implemented during the 15 months ended 31 March 2002. Comparative figures have been restated accordingly. In accordance with FRS 19 a full provision for deferred tax is recognised, on a discounted basis, on all timing differences that have originated but not reversed by the balance sheet date. Previously the provision for deferred tax was accounted for on the partial provisioning

basis required by Statement of Standard Accounting Practice (SSAP)15. The effect of this change in accounting policy on the results and net assets of the Group is detailed in note 1, page 63.

Leases
Assets for use in the Group's businesses which are held under finance leases are capitalised, included in tangible fixed assets at historical cost and depreciated accordingly. The obligations related to finance leases, net of finance charges in respect of future periods, are included within borrowings. The interest element of the rental obligation is allocated to accounting periods during the lease term; to reflect the constant rate of interest on the remaining balance of the obligation for each accounting period. Rentals under operating leases are charged to the profit and loss account as incurred, except that a provision has been made in respect of rent and rates payable on vacant leasehold property.

Assets acquired for letting under finance leases are included in debtors (due within or after one year). Income from finance leases is calculated by apportioning the total gross earnings to give a constant periodic rate of return to the net cash investment of the leases in each period.

Assets held by the company for letting under operating leases are shown under fixed assets. Income from operating leases is recognised on a straight-line basis over the life of the lease.

Foreign currencies
Assets and liabilities denominated in foreign currencies are translated into sterling at closing rates of exchange. Trading results of overseas subsidiary undertakings, joint ventures and associated undertakings are translated into sterling at average rates of exchange. Differences resulting from the retranslation of the opening net assets and the results for the period are taken to reserves.

Financial instruments
Derivative instruments utilised by the Group are interest rate swaps, foreign currency swaps, forward rate agreements, interest rate swaptions and forward exchange contracts.

A derivative instrument is considered to be used for hedging purposes when it alters the risk profile of an existing underlying exposure of the Group in line with its risk management policies. Derivatives used for hedging are accounted for on an accruals basis. During the period there were no derivatives used for trading purposes.

Termination payments made or received in

respect of derivatives are spread over the shorter of the life of the original instrument or the life of the underlying exposure in cases where the underlying exposure continues to exist. Where the underlying exposure ceases to exist, any termination payments are taken to the profit and loss account.

Interest differentials on derivative instruments are recognised by adjusting the net interest charge. Premiums or discounts on derivative instruments are amortised over the shorter of the life of the instrument or the underlying exposure.

Currency swap agreements and forward exchange contracts are retranslated at the rates ruling in the agreements and contracts. Resulting gains or losses are offset against foreign exchange gains or losses on the related borrowings or, where the instrument is used to hedge a committed future transaction, are deferred until the transaction occurs.

Turnover
Group turnover, which excludes value added tax and other sales taxes, comprises the value of goods and services provided by Group undertakings, excluding those between them.

Total turnover is Group turnover together with the Group's share of its joint ventures' turnover. Turnover generated under contracts pertaining to a period of time is recognised on a proportional basis to match the timing of the service delivery.

Turnover within Transco in respect of sales of regulated transportation services, the Group's principal source of revenue, includes an assessment of transportation services supplied to customers between the date of the last meter reading and the year-end. Provision is not made for any future price reductions where revenues exceed the regulated maximum allowable amount.

Interest
Interest payable, except that relating to financing the construction of significant tangible fixed assets, is written off as incurred. Discounts or premiums and expenses on the issue of debt securities and premiums payable on early redemption of debt securities, in lieu of future interest costs, are amortised over the term of the related security and included within interest payable.

Replacement expenditure
Replacement expenditure represents the cost of planned maintenance of Transco's mains and services assets by replacing or lining sections of pipe. This expenditure is

principally undertaken to repair and to maintain the safety of the network and is written off as incurred. Expenditure that enhances the performance of the mains and services assets is treated as an addition to tangible fixed assets.

Restructuring costs
Costs arising from the current Group restructuring primarily relate to redundancy costs. Redundancy costs are charged against profit in the period in which the Group becomes irrevocably committed to incurring the costs and the main features of the restructuring plan have been announced to affected employees. For further details relating to restructuring costs in the period, see note 3, page 65.

Pensions
SSAP 24 'Accounting for Pension Costs' requires that the cost of providing retirement pensions and related benefits be charged to the profit and loss account over the periods benefiting from the employees' services. The regular pension cost, variations from the regular pension cost and interest are all charged within employee costs. The difference between the charge or credit to the profit and loss account and the contributions paid to the Lattice Group Pension Scheme is shown as an increase or decrease in the provision. Deferred tax and interest on this provision is accounted for in full.

FRS 17 'Retirement Benefits,' which was issued on 30 November 2000, comes into effect on a progressive basis commencing in 2001 with full implementation required by 31 March 2004. The required disclosures for 2002 are given in note 27, page 87.

Research and development
All research and development expenditure is written off as incurred except for laboratory buildings, equipment used for research and development and capitalised software. These are capitalised and depreciated in accordance with the depreciation policies set out above.

Advertising expenditure
Advertising expenditure is written off as incurred.

Consolidated historical cost profit and loss account

	Notes	15 mths ended 31 Mar 2002 Excluding exceptional items £m	15 mths ended 31 Mar 2002 Exceptional items (a) £m	15 mths ended 31 Mar 2002 Total £m	12 mths ended 31 Dec 2000 Excluding exceptional items (as restated) (b) £m	12 mths ended 31 Dec 2000 Exceptional items (as restated)(a)(b) £m	12 mths ended 31 Dec 2000 Total (as restated) (b) £m
Turnover – Group and share of joint ventures		4,132	–	4,132	3,092	–	3,092
Less: share of joint ventures' turnover – continuing operations		(11)	–	(11)	(5)	–	(5)
Group turnover – continuing operations		**4,097**	–	**4,097**	3,087	–	3,087
– acquisitions		24	–	24	–	–	–
	2	4,121	–	4,121	3,087	–	3,087
Operating costs – continuing operations		(2,679)	(365)	(3,044)	(1,905)	(43)	(1,948)
– acquisitions		(38)	–	(38)	–	–	–
	3, 4	(2,717)	(365)	(3,082)	(1,905)	(43)	(1,948)
Group operating profit – continuing operations		**1,418**	**(365)**	**1,053**	1,182	(43)	1,139
– acquisitions		(14)	–	(14)	–	–	–
		1,404	(365)	1,039	1,182	(43)	1,139
Share of operating losses in joint ventures	3	(22)	(48)	(70)	(4)	–	(4)
Total operating profit – continuing operations		**1,396**	**(413)**	**983**	1,178	(43)	1,135
– acquisitions		(14)	–	(14)	–	–	–
	2	1,382	(413)	969	1,178	(43)	1,135
Gain on sale of shares by employee share plan – continuing operations	3	–	50	50	–	–	–
Profit on disposal of other fixed assets – continuing operations	3	–	73	73	–	25	25
Profit on ordinary activities	2	**1,382**	**(290)**	**1,092**	1,178	(18)	1,160
Net interest	6	(481)	–	(481)	(444)	–	(444)
Profit on ordinary activities before taxation		**901**	**(290)**	**611**	734	(18)	716
Tax on profit on ordinary activities	7	(235)	84	(151)	(187)	8	(179)
Profit on ordinary activities after taxation		**666**	**(206)**	**460**	547	(10)	537
Minority interests		4	–	4	–	–	–
Profit for the financial period		**670**	**(206)**	**464**	547	(10)	537
Dividends	8	(315)	–	(315)	(246)	–	(246)
Transfer to reserves	24	**355**	**(206)**	**149**	301	(10)	291
Earnings per ordinary share – basic	9	**19.3p**	**(6.0)p**	**13.3p**	15.8p	(0.3)p	15.5p
Earnings per ordinary share – diluted	9	**19.1p**	**(5.9)p**	**13.2p**	15.7p	(0.3)p	15.4p

a) Exceptional items are detailed in note 3, page 65.
b) The 31 December 2000 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19. For further information see note 1, page 63.

The accounting policies on pages 53 to 55, together with the notes on pages 63 to 94, form part of these financial statements.

Unaudited consolidated historical cost profit and loss account

	Notes	12 mths ended 31 Mar 2002 (unaudited) Excluding exceptional items £m	12 mths ended 31 Mar 2002 (unaudited) Exceptional items £m	12 mths ended 31 Mar 2002 (unaudited) Total £m	12 mths ended 31 Mar 2001 (unaudited) Excluding exceptional items £m	12 mths ended 31 Mar 2001 (unaudited) Exceptional items £m	12 mths ended 31 Mar 2001 (unaudited) Total £m
Turnover – Group and share of joint ventures		3,161	–	3,161	3,099	–	3,099
Less: share of joint ventures' turnover – continuing operations		(8)	–	(8)	(8)	–	(8)
Group turnover — continuing operations		3,129	–	3,129	3,091	–	3,091
— acquisitions		24	–	24	–	–	–
	2	3,153	–	3,153	3,091	–	3,091
Operating costs — continuing operations		(2,175)	(365)	(2,540)	(1,995)	(43)	(2,038)
— acquisitions		(38)	–	(38)	–	–	–
	3, 4	(2,213)	(365)	(2,578)	(1,995)	(43)	(2,038)
Group operating profit — continuing operations		954	(365)	589	1,096	(43)	1,053
— acquisitions		(14)	–	(14)	–	–	–
		940	(365)	575	1,096	(43)	1,053
Share of operating losses in joint ventures	3	(17)	(48)	(65)	(9)	–	(9)
Total operating profit — continuing operations		937	(413)	524	1,087	(43)	1,044
— acquisitions		(14)	–	(14)	–	–	–
	2	923	(413)	510	1,087	(43)	1,044
Gain on sale of shares by employee share plan — continuing operations	3	–	31	31	–	19	19
Profit on disposal of other fixed assets – continuing operations	3	–	73	73	–	24	24
Profit on ordinary activities	2	923	(309)	614	1,087	–	1,087
Net interest		(386)	–	(386)	(427)	–	(427)
Profit on ordinary activities before taxation		537	(309)	228	660	–	660
Tax on profit on ordinary activities		(140)	84	(56)	(171)	7	(164)
Profit on ordinary activities after taxation		397	(225)	172	489	7	496
Minority interests		4	–	4	–	–	–
Profit for the financial year		401	(225)	176	489	7	496
Earnings per ordinary share – basic		11.5p	(6.4)p	5.1p	14.1p	0.2p	14.3p
Earnings per ordinary share – diluted		11.4p	(6.4)p	5.0p	14.0p	0.2p	14.2p

The accounting policies on pages 53 to 55, together with the notes on pages 63 to 94, form part of these financial statements.

Consolidated statement of total historical cost recognised gains and losses

	15 months ended 31 Mar 2002 £m	12 months ended 31 Mar 2002 (unaudited) £m	12 months ended 31 Dec 2000 (as restated) (a) £m
Profit for the financial period	464	176	537
Reduction in revaluation reserve on reclassification of investment properties	(50)	(50)	–
Unrealised gain on transfer of fixed assets to a joint venture (see note 12, page 73)	16	11	14
Taxation on unrealised gain on transfer of fixed assets to a joint venture	(4)	(4)	–
Total recognised gains and losses for the financial period	426	133	551
Prior year adjustment (b)	(7,279)	–	–
Total recognised gains and losses	(6,853)	133	551

a) The 12 months ended 31 December 2000 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19. If the accounts had been prepared on a modified historical cost basis, the modified historical cost profit for the 15 months ended 31 March 2002 would have been £243m (12 months ended 31 December 2000 £402m). FRS 19 has increased profit for the 15 months ended 31 March 2002 by £71m (12 months ended 31 December 2000 £19m).

b) The change from the modified historical cost accounting convention has reduced net assets by £6,018m as at 31 March 2002 (31 December 2000 £6,609m) and the implementation of FRS 19 has reduced net assets by £599m as at 31 March 2002 (31 December 2000 £670m), giving a cumulative impact of change in accounting policies of reducing net assets by £6,617m (31 December 2000 £7,279m). For further information see note 1, page 63.

Note of historical cost profits and losses

	15 months ended 31 Mar 2002 £m	12 months ended 31 Mar 2002 (unaudited) £m	12 months ended 31 Dec 2000 (as restated) (a) £m
Reported profit on ordinary activities before taxation	611	228	716
Realisation of investment property revaluation gains of previous years	–	–	7
Historical cost profit on ordinary activities before taxation	611	228	723
Historical cost profit for the period retained after taxation, minority interests and dividends	149	(139)	298

a) The 31 December 2000 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19. For further information see note 1, page 63.

Historical cost balance sheets

	Notes	The Group As at 31 Mar 2002 £m	The Group As at 31 Mar 2001 (unaudited) £m	The Group As at 31 Dec 2000 (as restated) (a) £m	The Company As at 31 Mar 2002 £m	The Company As at 31 Dec 2000 £m
Fixed assets						
Intangible assets:						
Goodwill and other	10	31	–	–	–	–
Negative goodwill	10	(37)	–	–	–	–
Net goodwill and other		(6)	–	–	–	–
Tangible assets	11	7,998	7,579	7,448	–	–
Investments in subsidiary undertakings	12	–	–	–	576	566
Investments in joint ventures:						
Share of gross assets	12	6	74	73	–	–
Share of gross liabilities	12	(2)	(17)	(11)	–	–
		4	57	62	–	–
Other investments	12	9	10	10	–	–
		8,005	7,646	7,520	576	566
Current assets						
Stocks	14	68	54	41	–	–
Debtors: amounts falling due within one year	15	378	409	638	465	328
Debtors: amounts falling due after more than one year	15	4	9	10	20	86
		382	418	648	485	414
Investments	16	234	245	223	80	230
Cash at bank and in hand		18	3	7	–	–
		702	720	919	565	644
Creditors: amounts falling due within one year						
Borrowings	17 to 20	(598)	(361)	(1,371)	–	–
Other creditors	21	(1,328)	(1,456)	(1,027)	(231)	(128)
		(1,926)	(1,817)	(2,398)	(231)	(128)
Net current (liabilities)/assets		(1,224)	(1,097)	(1,479)	334	516
Total assets less current liabilities		6,781	6,549	6,041	910	1,082
Creditors: amounts falling due after more than one year						
Borrowings	17 to 20	(5,712)	(5,074)	(4,861)	–	–
Other creditors	21	(951)	(882)	(874)	–	–
		(6,663)	(5,956)	(5,735)		
Provisions for liabilities and charges	22	(1,023)	(1,312)	(1,318)	(25)	(288)
		(905)	(719)	(1,012)	885	794
Capital and reserves						
Called up equity share capital	23, 24	353	353	353	353	353
Other reserves	24	(5,719)	(5,726)	(5,731)	–	–
Revaluation reserve	24	–	50	50	–	–
Profit and loss account	24	4,468	4,615	4,322	532	441
Joint ventures and associated undertakings	24	(3)	(11)	(6)	–	–
Lattice Group shareholders' (deficit)/funds		(901)	(719)	(1,012)	885	794
Minority interests		(4)	–	–	–	–
Total shareholders' (deficit)/funds (b)		(905)	(719)	(1,012)	885	794

a) The 31 December 2000 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19. For further information see note 1, page 63.

b) The change from the modified historical cost accounting convention has reduced net assets by £6,018m as at 31 March 2002 (31 December 2000 £6,609m) and the implementation of FRS 19 has reduced net assets by £599m as at 31 March 2002 (31 December 2000 £670m), giving a cumulative impact of change in accounting policies of reducing net assets by £6,617m (31 December 2000 £7,279m). For further information see note 1, page 63.

Commitments and contingencies are shown in note 25, page 83.

The financial statements on pages 53 to 94 were approved by the Board on 14 May 2002 and were signed on its behalf by:

Sir John Parker, Chairman

Steve Lucas, Executive Director, Finance

The accounting policies on pages 53 to 55, together with the notes on pages 63 to 94, form part of these financial statements.

Movements in historical cost Lattice Group shareholders' funds

	The Group			The Company	
	15 months ended 31 Mar 2002	*12 months ended 31 Mar 2002 (unaudited)*	12 months ended 31 Dec 2000 (as restated) (a)	**15 months ended 31 Mar 2002**	12 months ended 31 Dec 2000
	£m	*£m*	£m	**£m**	£m
Profit for the financial period	**464**	*176*	537	**406**	564
Dividends	**(315)**	*(315)*	(246) (b)	**(315)**	(123)
	149	*(139)*	291	**91**	441
Other recognised gains and losses for the financial period (c)	**(38)**	*(43)*	14	**–**	–
Contribution to sharesave trust (d)	**–**	*–*	45	**–**	–
Issue of shares	**–**	*–*	–	**–**	353
Funding movement with BG	**–**	*–*	26	**–**	–
Net movement in shareholders' funds/(deficit) for the financial period	**111**	*(182)*	376	**91**	794
Lattice Group shareholders' funds/(deficit) as at beginning of period (e)	**(1,012)**	*(719)*	(1,388)	**794**	–
Lattice Group shareholders' funds/(deficit) as at period end (e)	**(901)**	*(901)*	(1,012)	**885**	794

a) The 12 months ended 31 December 2000 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19. For further information see note 1, page 63.
b) Includes £123m in respect of the Lattice Group contribution to the BG Group plc interim dividend.
c) An analysis of Lattice Group's other recognised gains and losses for the financial period is shown on page 58.
d) Represents contributions by BG Group to the Transco plc sharesave trust as part of the Demerger arrangements.
e) The change from the modified historical cost accounting convention has reduced the Group's net assets by £6,018m as at 31 March 2002 (31 December 2000 £6,609m) and the implementation of FRS 19 has reduced the Group's net assets by £599m as at 31 March 2002 (31 December 2000 £670m), giving a cumulative impact of change in accounting policies of reducing net assets by £6,617m (31 December 2000 £7,279m). For further information see note 1, page 63.

Consolidated cash flow statement

	Notes	15 months ended 31 Mar 2002 £m	12 months ended 31 Mar 2002 (unaudited) £m	12 months ended 31 Dec 2000 £m
Operating activities:				
Cash inflow from operating activities before exceptional items	28(a)	2,238	1,101	1,542
Net expenditure relating to exceptional items	28(a)	(74)	(65)	(36)
Net cash inflow from operating activities	28(a)	2,164	1,036	1,506
Net cash outflow from returns on investments and servicing of finance	28(b)	(398)	(347)	(444)
Net cash outflow from taxation		(248)	(205)	(202)
Net cash outflow from capital expenditure and financial investment	28(c)	(1,228)	(1,019)	(633)
Net cash outflow from acquisitions and disposals	28(d)	(22)	(22)	(5)
Equity dividends paid (a)		(249)	(249)	(123)
Net cash inflow/(outflow) before the management of liquid resources and financing activities		19	(806)	99
Net cash (outflow)/inflow from the management of liquid resources	28(e)	(11)	11	198
Net cash inflow/(outflow) before financing activities		8	(795)	297
Net cash (outflow)/inflow from financing activities	28(f)	(36)	763	(297)
Net decrease in cash in the period (b) (c)		(28)	(32)	–

a) In 2000, represents a dividend paid to BG Group plc in respect of the Lattice Group contribution to the BG Group plc 2000 interim dividend.
b) The acquisition of Stoner during 2001 contributed a £3m inflow to the Group's net decrease in cash in both the 12 and 15 month periods ended 31 March 2002.
c) The acquisition of control of SST during 2001 contributed a £8m inflow to the Group's net decrease in cash in both the 12 and 15 month periods ended 31 March 2002.

Reconciliation of net borrowings

	Notes	15 months ended 31 Mar 2002 £m	12 months ended 31 Mar 2002 (unaudited) £m	12 months ended 31 Dec 2000 £m
Net borrowings at the beginning of the period		(6,002)	(5,187)	(6,570)
Net decrease in cash in the period		(28)	(32)	–
Net cash outflow/(inflow) from the management of liquid resources	28(e)	11	(11)	(198)
Net cash outflow/(inflow) from changes in borrowings and lease financing	28(f)	36	(763)	802
Other movements:				
Accretion of interest		(15)	(8)	(34)
Debt issue expenses		(4)	(1)	(1)
Acquisition of subsidiary undertakings		(56)	(56)	–
Other adjustments		–	–	(1)
		(75)	(65)	(36)
Net borrowings at the end of the period		(6,058)	(6,058)	(6,002)

	Notes	£m	£m	£m
Represented by:				
Cash at bank and in hand		18	18	7
Current asset investments	16	234	234	223
Gross borrowings:				
Short-term borrowings	17	(598)	(598)	(1,371)
Long-term borrowings	17	(5,712)	(5,712)	(4,861)
		(6,310)	(6,310)	(6,232)
		(6,058)	(6,058)	(6,002)

Analysis of changes in financing during the period

Share capital	Notes	15 months ended 31 Mar 2002 £m	12 months ended 31 Mar 2002 (unaudited) £m	12 months ended 31 Dec 2000 (a) £m
Opening and closing share capital	23	**353**	353	353

a) Opening share capital for 2000 is stated on a pro forma basis.

Gross borrowings (a)	Notes	15 months ended 31 Mar 2002 £m	12 months ended 31 Mar 2002 (unaudited) £m	12 months ended 31 Dec 2000 £m
Gross borrowings at the beginning of the period		**(6,232)**	(5,435)	(7,005)
(Increase)/decrease in bank overdraft		**(39)**	(47)	6
Net cash outflow/(inflow) from change in borrowings and lease financing	28(f)	**36**	(763)	802
Other movements:				
Accretion of interest		**(15)**	(8)	(34)
Debt issue expenses		**(4)**	(1)	(1)
Acquisition of subsidiary undertakings		**(56)**	(56)	–
		(75)	(65)	(35)
Gross borrowings at the end of the period	17	**(6,310)**	(6,310)	(6,232)

a) Gross borrowings exclude cash at bank and in hand and current asset investments.

Analysis of cash movement

	15 months ended 31 Mar 2002 £m	12 months ended 31 Mar 2002 (unaudited) £m	12 months ended 31 Dec 2000 £m
Net cash at the beginning of the period	**(1)**	3	(1)
Net decrease in cash in the period	**(28)**	(32)	–
Net cash at the end of the period (a)	**(29)**	(29)	(1)

a) Cash represents cash at bank and in hand of £18m (31 December 2000 £7m) offset by bank overdrafts of £47m (31 December 2000 £8m).

1 Accounting convention, change in accounting for meters and new accounting standards

Accounting convention

In accordance with FRS 18 'Accounting Policies' and following the Price Control Review, the Directors have reviewed the accounting principles of the Group and decided that the Group should change its accounting convention from modified historical cost to historical cost, as modified by the revaluation of investment properties. Prior period comparative information has been restated accordingly. Under modified historical cost accounting the assets were held on the balance sheet at the lower of replacement cost or value in use. The historical cost convention holds the assets on the balance sheet at the original cost. Adoption of the historical cost convention is considered to aid understandability and comparability of the financial information with that of other utilities. If the accounts had been prepared on a modified historical cost basis, the profit for the 15 months would have reduced by £221m to £243m (12 months ended 31 December 2000 reduced by £135m to £402m) and the modified historical cost net assets at 31 March 2002 would have increased by £6,018m to £5,113m (31 December 2000 increased by £6,609m to £5,597m). For further information regarding modified historical cost results and net assets see note 30, page 90.

Change in accounting for meters

In response to the opening of the market to competition, the asset lives for meters were reviewed during the period. Following this review, the maximum depreciation period for meters was reduced from 20 years to 15 years. This has increased Transco's depreciation, reducing operating profit by £32m for the 15 months ended 31 March 2002 (12 months ended 31 March 2002 £26m). In addition, profit on sale of Transco's fixed assets for the 15 months ended 31 March 2002 has been reduced by £16m (12 months ended 31 March 2002 £13m), leading to a reduction in profit on ordinary activities of £48m (12 months ended 31 March 2002 £39m).

New accounting standards
FRS 17 Retirement Benefits

FRS 17 was issued on 30 November 2000. It requires certain disclosures to be made in 2002 and 2003 and full implementation by 2004 and will require a prior year adjustment. The required disclosures for 2002 are given in note 27, page 87.

FRS 17 requires that the current service cost and the past service cost of benefit improvements should be reported in operating costs and that the expected return on scheme assets less interest on scheme liabilities should be reported adjacent to interest on the face of the profit and loss account. Actuarial gains and losses should be reported in the statement of total recognised gains and losses. The recoverable surplus/(deficit) in the scheme, net of deferred tax, should be reported separately as a pension asset/(liability) in the balance sheet.

The implementation of this standard may have a significant impact on the Group's financial results and position. Under FRS 17, pension assets, liabilities and charges are subject to the volatility of short-term market fluctuations, as scheme assets are valued at market value at each balance sheet date and the present value of scheme liabilities is calculated by discounting estimated pension obligations by reference to estimated yields on AA corporate bonds. For further information see note 27, page 87.

FRS 18 Accounting Policies

FRS 18 has been implemented during the 15 months ended 31 March 2002. This standard sets out the principles to be followed in selecting accounting policies and disclosures needed to help users understand the accounting policies adopted and how they have been applied. FRS 18 has had no impact on the financial results or position of the Group except as described under 'Accounting convention' above.

FRS 19 Deferred Tax

FRS 19 was issued on 7 December 2000 and has been implemented during the 15 months ended 31 March 2002. Comparative figures have been restated accordingly. In accordance with FRS 19, a full provision for deferred tax is recognised, on a discounted basis, on all timing differences that have originated but not reversed at the balance sheet date. The implementation of FRS 19 has increased the profit for the 15 months ended 31 March 2002 by £71m (12 months ended 31 March 2002 £76m; 12 months ended 31 December 2000 £19m) and increased net liabilities as at 31 March 2002 by £599m (31 March 2001 £675m; 31 December 2000 £670m).

2 Segmental analysis

In 2001, Lattice operations were reorganised into three distinct sectors – Transco, Telecoms and Lattice Enterprises (a portfolio of competitive service businesses), with management and Board responsibilities organised accordingly. Therefore, the segmental information presented below has been amended to reflect these business divisions, together with other corporate activities and a pension credit. Comparative information for 2000 has been restated accordingly. Transco is Great Britain's primary gas transporter and is responsible for developing and maintaining a gas pipeline network. Telecoms has developed a new fibre optic network and is investing in telecommunications towers. Lattice Enterprises principally comprises Advantica, Lattice Property, TLG Group and Lattice Energy Services. Other corporate activities include Eastlands and Lattice Insurance. The pension credit represents the difference between pension charges attributable to business divisions and other corporate activities and the Group pension charge/(credit). Turnover and operating profit derive mainly from the same geographical source and destination – Great Britain. Overseas turnover, operating profit/(loss) and net assets are all in the USA and are £17m, £(1)m and £19m respectively for the 15 months ended 31 March 2002 (12 months ended 31 December 2000 £2m, £(2)m and £4m respectively).

Group turnover – analysed by business segment

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Mar 2002 (unaudited) £m	12 months ended 31 Mar 2001 (unaudited) £m
Historical cost				
Transco	3,922	2,975	2,980	2,975
Telecoms	22	–	22	–
Lattice Enterprises	286	203	238	206
Other corporate activities	14	8	12	8
Less: intra-group sales	(123)	(99)	(99)	(98)
	4,121	3,087	3,153	3,091

2 Segmental analysis continued
Total operating profit – analysed by business segment

	Excluding exceptional items 15 months ended 31 Mar 2002 £m	Exceptional items (a) 15 months ended 31 Mar 2002 £m	Total operating profit 15 months ended 31 Mar 2002 £m	Excluding exceptional items 12 months ended 31 Dec 2000 (as restated) (b) £m	Exceptional items (a) 12 months ended 31 Dec 2000 £m	Total operating profit 12 months ended 31 Dec 2000 (as restated) (b) £m
Historical cost						
Transco	1,398	(100)	1,298	1,124	(41)	1,083
Telecoms	(104)	(298)	(402)	(26)	–	(26)
Lattice Enterprises	11	(15)	(4)	1	–	1
Other corporate activities	11	–	11	(11)	(2)	(13)
Pension credit	56	–	56	90	–	90
Intra-group items	10	–	10	–	–	–
	1,382	(413)	969	1,178	(43)	1,135

	Excluding exceptional items 12 months ended 31 Mar 2002 (unaudited) £m	Exceptional items (a) 12 months ended 31 Mar 2002 (unaudited) £m	Total operating profit 12 months ended 31 Mar 2002 (unaudited) £m	Excluding exceptional items 12 months ended 31 Mar 2001 (unaudited) £m	Exceptional items (a) 12 months ended 31 Mar 2001 (unaudited) £m	Total operating profit 12 months ended 31 Mar 2001 (unaudited) £m
Historical cost						
Transco	944	(100)	844	1,059	(41)	1,018
Telecoms	(87)	(298)	(385)	(43)	–	(43)
Lattice Enterprises	10	(15)	(5)	–	–	–
Other corporate activities	8	–	8	(10)	(2)	(12)
Pension credit	38	–	38	81	–	81
Intra-group items	10	–	10	–	–	–
	923	(413)	510	1,087	(43)	1,044

a) See note 3, page 65.
b) The 12 months ended 31 December 2000 figures have been restated to show comparative information using the historical cost accounting convention. For further information see note 1, page 63.

Profit on ordinary activities – analysed by business segment

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 (as restated) (a) £m	12 months ended 31 Mar 2002 (unaudited) £m	12 months ended 31 Mar 2001 (unaudited) £m
Historical cost				
Transco	1,308	1,068	853	1,004
Telecoms	(402)	(26)	(385)	(43)
Lattice Enterprises	81	63	77	64
Other corporate activities (b)	61	(12)	39	8
Pension credit	56	90	38	81
Intra-group items	(12)	(23)	(8)	(27)
	1,092	1,160	614	1,087

a) The 12 months ended 31 December 2000 figures have been restated to show comparative information using the historical cost accounting convention. For further information see note 1, page 63.
b) Other corporate activities profit on ordinary activities for the 15 months and 12 months ended 31 March 2002 include a gain on sale of shares by an employee share plan of £50m and £31m respectively (12 months ended 31 December 2000 £nil; 12 months ended 31 March 2001 £19m).

Earnings before interest, tax, depreciation and amortisation excluding exceptional items – analysed by business segment (a)

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Mar 2002 (unaudited) £m	12 months ended 31 Mar 2001 (unaudited) £m
Historical cost				
Transco	1,862	1,456	1,315	1,402
Telecoms	(64)	(22)	(52)	(34)
Lattice Enterprises	68	40	59	38
Other corporate activities	12	(3)	9	(2)
Pension credit	56	90	38	81
Intra-group items	10	–	10	–
	1,944	1,561	1,379	1,485

a) Earnings before interest, tax, depreciation and amortisation are defined as total operating profit excluding exceptional items, share of operating losses in joint ventures, depreciation and amortisation.

2 Segmental analysis *continued*
Historical cost depreciation and amortisation and capital expenditure – analysed by business segment

	Historical cost depreciation and amortisation		Capital expenditure	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m
Transco	464	332	965	658
Telecoms	18	–	361	32
Lattice Enterprises	57	39	177	107
Other corporate activities and intra-group items	1	8	(5)	3
	540	379	1,498	800

Net assets and gross assets – analysed by business segment

	Net assets/(liabilities)		Gross assets	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 (as restated) (a) £m	As at 31 Mar 2002 £m	As at 31 Dec 2000 (as restated) (a) £m
Transco	5,964	6,021	7,972	7,611
Net borrowings, net interest, tax and dividends	(7,219)	(7,595)	102	125
	(1,255)	(1,574)	8,074	7,736
Telecoms	(101)	360	310	454
Net borrowings, net interest, tax and dividends	147	(5)	225	1
	46	355	535	455
Lattice Enterprises	328	313	812	735
Net borrowings, net interest, tax and dividends	(4)	(37)	17	2
	324	276	829	737
Other corporate activities and intra-group items	(175)	(600)	(720)	(660)
Net borrowings, net interest, tax and dividends	180	819	(11)	171
	5	219	(731)	(489)
Pension provision	(25)	(288)	–	–
	(905)(b)	(1,012)(b)	8,707	8,439

a) The 31 December 2000 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19. For further information see note 1, page 63.

b) The change from the modified historical cost accounting convention has reduced the net assets by £6,018m (31 December 2000 £6,609m) and the implementation of FRS 19 has reduced net assets by £599m (31 December 2000 £670m), giving a cumulative impact of change in accounting policies of reducing net assets by £6,617m (31 December 2000 £7,279m). For further information see note 1, page 63.

Net and gross assets for each business segment include inter-company balances due from other business segments.

3 Exceptional items

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 (as restated) (a) £m	12 months ended 31 Mar 2002 (unaudited) £m	12 months ended 31 Mar 2001 (unaudited) £m
Exceptional operating items				
Restructuring costs	(65)	–	(65)	–
Impairment of fixed assets	(300)	–	(300)	–
Demerger costs	–	(43)	–	(43)
	(365)	(43)	(365)	(43)
Share of exceptional operating items of joint ventures	(48)	–	(48)	–
	(413)	(43)	(413)	(43)
Exceptional non-operating items				
Gain on sale of shares by an employee share plan	50	–	31	19
Profit on disposal of other fixed assets	73	25	73	24
	123	25	104	43

a) The 12 months ended 31 December 2000 figures have been restated to show comparative information using the historical cost accounting convention. For further information see note 1, page 63.

3 Exceptional items continued
Restructuring costs
Restructuring costs primarily represent redundancy costs in Transco (£50m) and in Advantica (£15m).

Impairment of fixed assets
During the 15 months ended 31 March 2002, a review of the carrying value of LNG storage assets resulted in a charge to operating profit amounting to £50m (12 months ended 31 December 2000 £nil). In the LNG review, future cash flows comprised a five-year business plan projected out to 20 years. The impairment has been arrived at after applying a discount rate of 6.25%. In the light of conditions in the telecoms market, the future of 186k is being reviewed. The Directors are considering a number of options (including sale or partial sale), and consider it appropriate to write down 186k's assets to their best estimate of current recoverable amount. Therefore, an exceptional charge of £250m has been booked in the 15 months ended 31 March 2002 to write down 186k's tangible fixed assets to £89m.

Demerger costs
These charges arose in the 12 months ended 31 December 2000 as a direct result of the Demerger of Lattice from BG Group. No such costs arose during the 15 months ended 31 March 2002.

Share of exceptional operating items in joint ventures
Share of exceptional operating items in joint ventures is the Group's share of SST exceptional operating charges made prior to SST becoming a wholly owned subsidiary of the Group. The charge represents the write-off of an investment in Sofrer SA, a French tower construction company held by SST (Group's share £16m) and the write-down of goodwill arising on prior year acquisitions by SST, principally Aerial Group Ltd, following an impairment review (Group's share £32m). SST arrived at its impairment after applying a discount rate of 15%. The review used growth rates exceeding long-term UK average GDP growth rates over a plan covering nine years. The assumptions of the plan are consistent with management views of the market and SST's performance therein.

Gain on sale of shares by an employee share plan
This represents cash received of £78m less net book value of £28m in the 15 months ended 31 March 2002; £50m received less £19m net book value in the 12 months ended 31 March 2002 and £28m received less book value of £9m in the 12 months ended 31 March 2001.

4 Operating costs
The Group's operating costs charged to the profit and loss account included:

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 (as restated) (a) £m
Change in stock of finished goods and work in progress	–	(1)
Raw materials and consumables	281	177
Employee costs (see note 5, page 67)	763	473
Less:		
Own work capitalised	(56)	(43)
Employee costs included within replacement and research and development expenditure below	(33)	(18)
Sharesave Scheme costs included in Demerger costs below	–	(20)
	674	392
Amounts written off tangible fixed assets:		
Historical cost depreciation (see note 11, page 72)	531	369
Depreciation on assets held under finance leases	–	10
Impairment (see note 3, page 65)	300	–
	831	379
Amortisation of intangible fixed assets (see note 10, page 71)	9	–
Other operating charges:		
Replacement expenditure	432	249
Land and buildings lease rentals	4	15
Research and development	14	19
Restructuring costs (see note 3, page 65)	65	–
Demerger costs (see note 3, page 65)	–	43

a) The 12 months ended 31 December 2000 figures have been restated to show comparative information using the historical cost accounting convention. For further information see note 1, page 63.

4 Operating costs *continued*

The remuneration of the Group's Auditors comprises:

	The Group		The Company	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m
Statutory audit fees	1.8	1.5	0.3	0.4
Other audit-related work	0.6	0.3	–	–
Audit-related fees	2.4	1.8	0.3	0.4
Taxation, regulatory advice and due diligence	1.6	0.4	–	–
Consulting and other services	3.6	0.3	–	–
Non-audit fees	5.2	0.7	–	–
Total fees	7.6	2.5	0.3	0.4

Lattice Group policy is to employ the Group's Auditors on assignments additional to their statutory audit duties where their expertise and experience with the Group are important, principally taxation and regulatory advice and due diligence reporting on acquisitions, or where they are awarded assignments on a competitive basis. The increase in consulting and other services was primarily in respect of the implementation of a new accounting system.

5 Directors and employees

a) Directors' remuneration

Details of Directors' remuneration and interests in Group securities are given in the Remuneration report on page 41.

The aggregate amount of emoluments paid to Directors in respect of qualifying services for the 15 months ended 31 March 2002 was £2,650,798 (from the date of the Demerger to 31 December 2000 £276,177). As at 31 March 2002, retirement benefits were accruing to four Directors under a defined benefit scheme (31 December 2000 three Directors).

b) Employee costs

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m
Wages and salaries	644	440
Social security costs	55	39
Pension costs	93	23
Pension credit	(56)	(90)
Long Term Incentive Scheme (see note 5(d) below)	15	6
Short Term Incentive Scheme (see note 5(e) below)	4	–
Sharesave Scheme (see note 5(f) below)	–	20
All Employee Share Ownership Plan (see note 5(g) below)	8	–
Employee Profit Sharing Scheme (see note 5(h) below)	–	35
	763	473

In the 15 months ended 31 March 2002, employee costs of £707m (12 months ended 31 December 2000 £430m) were charged to the profit and loss account and £56m (12 months ended 31 December 2000 £43m) were capitalised.

c) Average number of employees during the period

	15 months ended 31 Mar 2002 Number	12 months ended 31 Dec 2000 Number
Transco	14,532	14,261
Telecoms	386	13
Lattice Enterprises	1,629	1,183
Other corporate activities	147	122
	16,694	15,579

Average employee numbers are based on an average monthly headcount. All employees are employed in the UK except for 200 (12 months ended 31 December 2000 three employees) employed outside the UK, included in Lattice Enterprises.

5 Directors and employees *continued*

d) Long Term Incentive Scheme

Details of the Lattice Group Long Term Incentive Scheme are given on page 41. Notional allocations made in the 15 months ended 31 March 2002 were 8m shares (12 months ended 31 December 2000 7m shares). Subject to performance, a proportion of the allocation will be transferred to the ownership of the participants following a three-year performance period and a further year in trust. Details of notional allocations to Directors under the Lattice Group Long Term Incentive Scheme are given on page 43. Costs of the Scheme are charged to the profit and loss account over the life of the allocation, based upon the likelihood of allocations under the Scheme. Charges up to the date of the Demerger are in respect of the BG Group Scheme. An amount of £15m was charged in the 15 months ended 31 March 2002 (12 months ended 31 December 2000 £6m).

e) Short Term Incentive Scheme

Details of the Lattice Group Short Term Incentive Scheme, which has been activated with effect from 1 January 2001, are given on page 41. The first awards of shares under this Scheme were made in February 2002. An amount of £4m was charged in the 15 months ended 31 March 2002 (12 months ended 31 December 2000 £nil).

f) Sharesave Scheme

Under the Lattice Group Sharesave Scheme, options over 11m shares were granted during the 15 months ended 31 March 2002 (12 months ended 31 December 2000 71m shares). The Scheme is Inland Revenue approved and hence, as permitted by UITF abstract 17 (revised 2000), no charge has been made to the profit and loss account. The charge in the 12 months ended 31 December 2000 relates to the BG Sharesave Scheme and represents a payment made as part of the Demerger arrangements.

g) All Employee Share Ownership Plan

Details of the All Employee Share Ownership Plan (AESOP) are given on page 42. Invitations to subscribe to the AESOP were issued to employees in January 2001. The first awards under the Partnership Shares element were made in October 2001. The first awards under the Free Shares element were made in March 2002. As at 31 March 2002, the AESOP held 33m ordinary shares in Lattice Group plc, of which 11m were held on behalf of employees under the Free Shares element of the Plan and 2m were held on behalf of employees under the Partnership Shares element of the Plan. In the 15 months ended 31 March 2002 an amount of £8m has been charged to the profit and loss account (12 months ended 31 December 2000 £nil).

During the 15 months ended 31 March 2002, 29m ordinary shares in BG Group plc were sold for £78m realising a gain on disposal of £50m.

h) Employee Profit Sharing Scheme

The charge of £35m in the 12 months ended 31 December 2000 relates to the BG Group plc Employee Profit Sharing Scheme. Lattice does not operate an employee profit sharing scheme and there is, therefore, no charge in the 15 months ended 31 March 2002.

i) Summary of movements in share options

	Lattice Group Sharesave Scheme options m
2000	
Outstanding as at 1 January 2000	–
Granted	71
Exercised	–
Lapsed	–
Outstanding as at 31 December 2000	71
Exercisable as at 31 December 2000	–
Option price as at 31 December 2000 (£)	1.18
Option price for exercised options (£)	–
2001	
Outstanding as at 1 January 2001	71
Granted	11
Exercised	–
Lapsed	(3)
Outstanding as at 31 March 2002	**79**
Exercisable as at 31 March 2002	–
Option price range as at 31 March 2002 (£)	1.18-1.29
Option price for exercised options (£)	1.18

j) Weighted average exercise price of share options

	Lattice Group Sharesave Scheme options £
Outstanding as at 1 January 2001	1.18
Granted	1.29
Exercised	1.18
Lapsed	1.19
Outstanding as at 31 March 2002	**1.19**

5 Directors and employees *continued*
k) Analysis of share options as at 31 March 2002

	Date of grant	Number of shares m	Weighted average option price £	Normal exercisable date	Weighted average remaining contractual life
Sharesave Scheme options	2000	69	1.18	2004/6	3yrs 0mths
	2001	10	1.29	2005/7	3yrs 6mths

6 Net interest

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m
Interest payable:		
On loans wholly repayable within five years	143	215
On loans any part repayable after five years	347	226
Interest payable on transportation prepayment	24	11
Finance lease charges/(income)	1	(2)
Interest receivable	(43)	(24)
	472	426
Add: unwinding of discount on environmental costs provision (see note 22, page 81)	21	19
Less: capitalised interest	(13)	–
Net interest payable/(receivable) – Group	480	445
– Joint ventures	1	(1)
	481	444

7 Taxation

	15 months ended 31 Mar 2002 Excluding exceptional items £m	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 Excluding exceptional items (as restated) (a) £m	12 months ended 31 Dec 2000 (as restated) (a) £m
Current tax:				
UK – current corporation tax at 30% (12 months ended 31 December 2000 30%)	207	198	184	176
Deferred tax:				
Origination and reversal of timing differences	72	(25)	50	50
Discounting deferred tax provision	(44)	(22)	(47)	(47)
Tax on profit on ordinary activities	235	151	187	179

a) The 12 months ended 31 December 2000 figures have been restated in accordance with FRS 19. For further information see note 1, page 63.

Based upon the historical cost results, excluding exceptional items, the effective tax rate for the 15 months ended 31 March 2002 was 26.1% (12 months ended 31 December 2000 25.5%).

Taxation attributable to exceptional items in the 15 months ended 31 March 2002 was a credit of £84m (12 months ended 31 December 2000 £8m) including a credit of £2m (12 months ended 31 December 2000 £nil) in respect of non-operating exceptional items. Before exceptional items, the taxation charge was £235m (12 months ended 31 December 2000 £187m) and the historical cost profit on ordinary activities before taxation was £901m (12 months ended 31 December 2000 £734m).

The tax charge reconciles with the charge calculated using the standard rate of UK corporation tax as follows:

	15 months ended 31 Mar 2002 Excluding exceptional items £m	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 Excluding exceptional items (as restated) (a) £m	12 months ended 31 Dec 2000 (as restated) (a) £m
Corporation tax at UK statutory rates on historical cost profit	270	183	220	215
Effect on tax charge of:				
Origination and reversal of timing differences	(72)	25	(50)	(50)
Permanent differences	9	(10)	14	11
Current tax charge	207	198	184	176
Origination and reversal of timing differences	72	(25)	50	50
Discounting deferred tax provision	(44)	(22)	(47)	(47)
Tax charge	235	151	187	179

a) The 12 months ended 31 December 2000 figures have been restated in accordance with FRS 19. For further information see note 1, page 63.

7 Taxation continued

The following table reconciles the UK corporation tax rate and the historical cost effective tax rate computed by taking the various elements of the tax reconciliation as a percentage of historical cost profit before taxation:

	15 months ended 31 Mar 2002 Excluding exceptional items %	15 months ended 31 Mar 2002 %	12 months ended 31 Dec 2000 Excluding exceptional items (as restated) (a) %	12 months ended 31 Dec 2000 (as restated) (a) %
UK corporation tax rate	30.0	30.0	30.0	30.0
Effect on tax charge of:				
Origination and reversal of timing differences	(8.0)	4.1	(6.8)	(7.0)
Permanent differences	1.0	(1.7)	1.9	1.6
Historical cost effective current tax rate	23.0	32.4	25.1	24.6
Origination and reversal of timing differences	8.0	(4.1)	6.8	7.0
Discounting deferred tax provision	(4.9)	(3.6)	(6.4)	(6.6)
Historical cost effective tax rate	26.1	24.7	25.5	25.0

a) The 12 months ended 31 December 2000 figures have been restated in accordance with FRS 19. For further information see note 1, page 63.

Factors that may affect future tax charges

Based on the current capital investment plans, the Group expects to continue to be able to claim capital allowances in excess of depreciation in future years. The Group has brought forward non-trading debits of £75m, which may reduce taxable profits in future years.

No provision has been made for deferred tax on gains recognised on the sale of properties where potentially taxable gains have been rolled over into replacement assets. Such tax would become payable only if the property were sold without it being possible to claim rollover relief. The total amount unprovided for is £56m. At present, it is not envisaged that any tax will become payable in the foreseeable future.

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries, associates and joint ventures. As the earnings are continually reinvested by the Group, no tax is expected to be payable on them in the foreseeable future.

8 Dividends

	15 months ended 31 Mar 2002 Pence per ordinary share	12 months ended 31 Dec 2000 Pence per ordinary share	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m
Ordinary shares:				
Interim dividend	3.6	3.5	126	123
Second interim dividend	5.4	–	189	–
Proposed final dividend	–	3.5	–	123
	9.0	7.0	315	246

The second interim dividend in 2002 includes 1.8p per ordinary share, in total £63m, to reflect the additional three months to 31 March 2002, following the change in year-end.

The interim dividend in 2000 represents the Lattice Group's contribution to the BG Group 2000 interim dividend. The Group's dividend policy is set out on page 6. Restrictions on the payment of dividends by Transco are set out on page 83.

9 Historical cost earnings per ordinary share

Historical cost earnings per ordinary share for the 15 months ended 31 March 2002 have been calculated by dividing the historical cost earnings (defined as profit for the financial period) for the Group of £464m (12 months ended 31 December 2000 £537m), by 3,478m (12 months ended 31 December 2000 3,470m), being the weighted average number of ordinary shares in issue. Earnings before exceptional items have been calculated to reflect the underlying performance of the Group.

	15 months ended 31 Mar 2002 £m	15 months ended 31 Mar 2002 Pence per ordinary share	12 months ended 31 Dec 2000 (as restated) (a) £m	12 months ended 31 Dec 2000 (as restated) (a) Pence per ordinary share
Earnings – basic	464	13.3	537	15.5
Exceptional operating items (see note 3, page 65)	413	11.9	43	1.2
Exceptional non-operating items (see note 3, page 65)	(123)	(3.5)	(25)	(0.7)
Tax impact of exceptional items	(84)	(2.4)	(8)	(0.2)
	206	6.0	10	0.3
Earnings before exceptional items	670	19.3	547	15.8

a) The 12 months ended 31 December 2000 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19. For further information see note 1, page 63.

9 Historical cost earnings per ordinary share continued

The earnings used to calculate diluted earnings per ordinary share are the same as those for the historical cost earnings per ordinary share, divided by 3,516m (12 months ended 31 December 2000 3,485m) being the weighted average number of ordinary shares in issue during the period as adjusted for share options and shares held in trust.

	15 months ended 31 Mar 2002 £m	15 months ended 31 Mar 2002 Pence per ordinary share	12 months ended 31 Dec 2000 (as restated) (a) £m	12 months ended 31 Dec 2000 (as restated) (a) Pence per ordinary share
Earnings – basic	464	13.2	537	15.4
Exceptional operating items (see note 3, page 65)	413	11.8	43	1.2
Exceptional non-operating items (see note 3, page 65)	(123)	(3.5)	(25)	(0.7)
Tax impact of exceptional items	(84)	(2.4)	(8)	(0.2)
	206	5.9	10	0.3
Earnings before exceptional items	670	19.1	547	15.7

a) The 12 months ended 31 December 2000 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19. For further information see note 1, page 63.

A reconciliation of the weighted average number of ordinary shares used as the denominator in calculating the basic and diluted earnings per ordinary share is given below:

	15 months ended 31 Mar 2002 Shares m	12 months ended 31 Dec 2000 Shares m
Basic	3,478	3,470
Dilutive potential ordinary shares in respect of outstanding options	16	15
Dilutive potential ordinary shares held in trust	22	–
Diluted	3,516	3,485

10 Intangible fixed assets

	Goodwill £m	Negative goodwill (a) £m	Net goodwill £m	Capitalised software (b) £m	Telecoms licences (c) £m	Total £m
Cost						
As at 1 January 2001	–	–	–	–	–	–
Acquisition of subsidiary undertakings (see note 13, page 74)	24(d)	(37)	(13)	4	–	(9)
Additions	–	–	–	–	7	7
Other movements	5	–	5	–	–	5
As at 31 March 2002	29	(37)	(8)	4	7	3
Amortisation						
As at 1 January 2001	–	–	–	–	–	–
Charge for the period	7	–	7	–	2	9
As at 31 March 2002	7	–	7	–	2	9
Net book value as at 31 March 2002	22	(37)	(15)	4	5	(6)
Net book value as at 31 December 2000	–	–	–	–	–	–

a) Negative goodwill arising on the acquisition of SST is amortised over a period of 15 years, being the period in which the fair value of the non-monetary assets purchased are expected to be recovered.
b) Capitalised software is amortised over a period of three years, representing its expected useful life.
c) Telecoms licences are amortised over a period of 15 years, representing their expected useful life.
d) Includes £12m goodwill arising on the acquisition of Stoner and £12m relating to Lattice Group's original 50% share of purchased goodwill held by the SST joint venture. Goodwill is amortised over a period of 15 years, representing its expected useful life.

11 Tangible fixed assets

The Group

	Historical cost				
	As at 1 Jan 2001 (as restated) (a) £m	Acquisition of subsidiary undertakings £m	Additions £m	Disposals and transfers £m	As at 31 Mar 2002 (b)(c) £m
Land and buildings					
– investment properties	75	–	–	(75)	– (e)
– other	354	63	90	(54)	453
Mains and services	6,388	–	547	2	6,937
Gas storage	131	–	–	–	131
Plant and machinery	1,465	1	349	2	1,817
Meters	1,414	–	172	(59)	1,527
Motor vehicles and office equipment	843	14	333	(138)	1,052
Gross historical cost	10,670	78	1,491	(322)	11,917
Analysis of total:					
– Transco	10,098	–	965	(110)	10,953
– Telecoms	27	68	354	(19)	430
– Lattice Enterprises	491	10	177	(130)	548
– Other corporate activities and group items	54	–	(5)	(63)	(14) (f)
	10,670	78	1,491	(322)	11,917

The Group

	Depreciation					Net book value	
	As at 1 Jan 2001 (as restated) (a) £m	Provision for the period £m	Impairment £m	Disposals and transfers £m	As at 31 Mar 2002 (b)(c) £m	As at 31 Mar 2002 £m	As at 31 Dec 2000 (as restated) (a) £m
Land and buildings							
– investment properties	–	–	–	–	–	–	75 (d)(e)
– other	203	8	–	(19)	192	261	151 (d)
Mains and services	1,536	144	–	(2)	1,678	5,259	4,852
Gas storage	69	3	18	1	91	40	62
Plant and machinery	602	69	282	(3)	950	867	863
Meters	341	155	–	(43)	453	1,074	1,073
Motor vehicles and office equipment	471	152	–	(68)	555	497	372
	3,222	531	300	(134)	3,919	7,998	7,448
Analysis of total:							
– Transco	2,977	464	50	(78)	3,413	7,540	7,121
– Telecoms	–	13	250	(3)	260	170	27
– Lattice Enterprises	246	53	–	(56)	243	305	245
– Other corporate activities and group items	(1)	1	–	3	3	(17) (f)	55
	3,222	531	300	(134)	3,919	7,998	7,448

a) The 31 December 2000 figures have been restated to show comparative information using the historical cost accounting convention. For further information see note 1, page 63.

b) The historical cost of assets held under finance leases included above as at 31 March 2002 was £nil (31 December 2000 £51m). The related accumulated depreciation was £nil (31 December 2000 £34m).

c) The historical cost of assets held in the Group's capacity as a lessor as at 31 March 2002 was £235m (31 December 2000 £163m). The related accumulated depreciation was £54m (31 December 2000 £42m).

d) The net historical cost of Lattice Group's land and buildings can be analysed as follows:

	Freehold £m	Long leasehold £m	Short leasehold £m	Net book value £m
31 March 2002	**205**	**4**	**52**	**261**
31 December 2000	221	2	3	226

e) Land and buildings are no longer held for investment purposes and have therefore been reclassified under other land and buildings.

f) Primarily relates to the elimination of tower sites transferred from Transco to SST.

Interest of £13m has been capitalised during the period on a gross basis (before the deduction of any tax relief to which it gives rise). The aggregate amount of finance costs included in tangible fixed assets is £13m. Interest is capitalised using a capitalisation rate of 7%.

The assets at the LNG storage business have been impaired by £50m and the assets at 186k have been impaired by £250m in the 15 months to 31 March 2002. For further information see note 3, page 65.

12 Fixed asset investments

Fixed asset investments represent long-term investments.

The Group

	Joint ventures Share of net assets £m	Associated undertakings Share of net assets £m	Other investments £m	Total £m
As at 1 January 2001	65	3	10	78
Additions (a)	6	–	–	6
Reclassification (b)	(67)	–	–	(67)
As at 31 March 2002	**4**	**3**	**10**	**17**
Retained profits less losses as at 1 January 2001	(3)	(3)	–	(6)
Share of profits less losses during the period	(71)	–	–	(71)
Provisions	–	–	(1)	(1)
Reclassification (b)	74	–	–	74
As at 31 March 2002	**–**	**(3)**	**(1)**	**(4)**
Carrying value as at 31 March 2002	**4**	**–**	**9**	**13**
Carrying value as at 31 December 2000	62	–	10	72

a) The additions relate to Urband, the joint venture with Thames Water.
b) The reclassification relates to the acquisition of the remaining 50% of the shares in SST which is consolidated as a subsidiary undertaking with effect from 31 October 2001 (see note 13, page 74).

During 2000, the Group entered into a joint venture partnership with SpectraSite Inc in which each agreed to contribute assets with a fair value of £130m to the newly formed joint venture, SST. In return for its 50% interest in SST, the Group contributed fixed assets (sites) with an historical cost net book value of £nil. On 31 October 2001, the Group acquired the remaining 50% of SST (see note 13, page 74) and consolidated SST as a subsidiary undertaking with effect from that date. The transfer of sites prior to 31 October 2001 and unrealised gains recognised thereon are shown below:

	£m
Fair value of total assets to be contributed	130
Fair value of assets still to be contributed	(55)
Unrealised gain on the contribution	75
Group share (50%)	37
Transaction costs	(7)
Taxation	(4)
Group's unrealised gain on assets contributed to date	26
Less: unrealised gain on assets recognised in 2000	(14)
Unrealised gain on assets recognised in 15 months ended 31 March 2002	**12**

The unrealised gain is credited to other reserves (see note 24, page 83). The gain will be realised and transferred to the profit and loss account either on sale of shares in SST by the Group or on sale by SST of the assets transferred.

An analysis of Lattice Group's share of turnover and net assets in joint ventures is shown below:

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m
Share of turnover	11	5

	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
Share of assets – intangible fixed assets (goodwill) (a)	–	45
– tangible fixed assets	3	3
– current assets	3	25
	6	73
Share of liabilities – amounts falling due within one year	(2)	(11)
– amounts falling due after more than one year	–	–
	(2)	(11)
Share of net assets	4	62

a) The goodwill arose on acquisitions made by the joint venture.

12 Fixed asset investments continued
The Company

	Subsidiary undertakings Shares £m
As at 1 January 2001	566
Additions	20
Disposals	(10)
Carrying value as at 31 March 2002	**576**

Investments as at 31 March 2002 comprise Lattice Group Holdings Limited of £223m (31 December 2000 £213m) and Transco Holdings plc of £353m (31 December 2000 £353m). The movements during the period reflect the unbundling of First Connect from Transco.

Further information on principal subsidiary undertakings, joint ventures and associated undertakings is given in note 29, page 90.

13 Acquisition of subsidiary undertakings

On 17 May 2001, Lattice Group acquired, for a cash consideration of $26m (£18m), the entire shareholding of Stoner Associates Inc and Stoner Associates Europe Limited, software companies specialising in the development and marketing of commercial, off-the-shelf network simulation-based solutions for the gas, electricity, petroleum and water industries.

The assets and liabilities acquired were as follows:

	Total book and fair value £m
Intangible assets	4
Tangible assets	1
Debtors: amounts falling due within one year	5
Cash at bank and in hand	–
Creditors: amounts falling due within one year	(4)
Net assets acquired	6
Consideration	18
Goodwill	12

The book value of the assets and liabilities acquired was considered to be equivalent to their fair value. Goodwill arising on consolidation is being amortised over its expected useful life of 15 years.

Profit after tax of Stoner for the period from 1 April 2001 to 17 May 2001 was £nil (£0.8m for the full year to 31 March 2001).

On 31 October 2001, Lattice Group acquired, for a cash consideration of $10m (£7m), the remaining 50% of the issued share capital of SST that it did not already own from the joint venture partner SpectraSite Inc. Prior to the acquisition of this additional stake, the Group's interest of 50% was accounted for as a joint venture.

The piecemeal approach to calculating goodwill has been adopted in accordance with FRS 2 'Accounting for Subsidiary Undertakings'. In order to give a true and fair view, purchased goodwill has been calculated as the sum of goodwill arising at commencement of the joint venture arrangement and upon SST becoming a subsidiary. Purchased goodwill is the difference at the date of each purchase between the fair value of the consideration less the fair value of the identifiable assets and liabilities attributable to the interest purchased. This represents a departure from the statutory method, under which goodwill is calculated as the difference between cost and fair value on the date that SST became a subsidiary. Adopting the statutory method would not give a true and fair view because it would result in the Group's share of retained reserves, during the time SST was a joint venture, being recharacterised as goodwill. The effect of this departure is to decrease retained profits, and purchased goodwill, arising on acquisition by £86m (see page 75).

Negative goodwill arising on consolidation will be released to the profit and loss account over a period of 15 years, being the period in which the fair value of the non-monetary assets purchased is expected to be recovered.

13 Acquisition of subsidiary undertakings *continued*

The assets and liabilities acquired were as follows:

	Total book value £m	Impairments prior to acquisition £m	Fair value adjustments £m	Total fair value £m
Intangible assets	87	(63)	(24)	–
Tangible assets	77	–	–	77
Debtors: amounts falling due within one year	79	–	–	79
Cash at bank and in hand	9	–	–	9
Creditors: amounts falling due within one year	(77)	–	–	(77)
	175	(63)	(24)	88
Share of net assets previously held as investments in joint ventures				(44)
Net assets acquired				44
Consideration				7
Negative goodwill				(37)

Under the statutory method:

Net assets acquired	88
Consideration (being £130m of fair valued fixed assets contributed at commencement of the joint venture and £7m for the additional 50% stake)	137
Goodwill	49
Difference	86

Fair value adjustments were made to intangible assets (purchased goodwill and intellectual property) which are not separately identifiable with a readily assessable market value.

The losses after tax of SST for the 10 months to 31 October 2001 including impairments were £158m (£6m loss for the full year to 31 December 2000).

A charge for impairment of acquired goodwill was made in the accounts of SST for £63m (Group's share £32m) immediately prior to acquisition of the remaining 50% of share capital in SST.

The acquisition method of accounting has been adopted for both acquisitions.

14 Stocks

	The Group As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
Raw materials and consumables	67	40
Finished goods and goods for resale	1	1
	68	41

Stocks are stated at cost less provision for deterioration and obsolescence of £1m (31 December 2000 £1m).

15 Debtors

	The Group		The Company	
amounts falling due within one year	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
Trade debtors	189	414	–	–
Amounts owed by subsidiary undertakings	–	–	463	328
Other debtors (a)	68	88	2	–
Own shares (b)	7	16	–	–
Prepayments and accrued income	114	120	–	–
	378	638	465	328

	The Group		The Company	
amounts falling due after more than one year	As at 31 Mar 2002 £m	As at 31 Dec 2000 (as restated) (c) £m	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
Other debtors	4	10	–	–
Deferred corporation tax	–	–	20	86
	4	10	20	86
Total debtors	382	648	485	414

a) The Group's balance as at 31 March 2002 includes £6m (31 December 2000 £nil) in respect of corporation tax.

b) As at 31 December 2000, the Group held shares with a book value of £45m, representing shares that were held originally by a Qualifying Employee Share Ownership Trust (QUEST) set up by Transco plc in 1997, and transferred to an All Employee Share Ownership Plan (AESOP) prior to Demerger. The AESOP then received one Lattice Group plc share for every BG Group plc share held and the book value was prorated between Lattice and BG shares. The AESOP sold its BG Group plc shares in 2001 for £78m, realising a gain of £50m. The Lattice shares held by the AESOP will be used for future employee share schemes which are dependent on performance targets. The cost of awards to employees will be recognised in the profit and loss account over the period to which the employees' performance relates, based on the book value of the shares held. As at 31 March 2002, the Lattice Group AESOP held 33m Lattice Group plc shares (nominal value £1) with a market value of £57m. The AESOP has waived its rights to receive dividends on unallocated Lattice Group plc shares.

c) The Group's net deferred corporation tax balance of £44m as at 31 December 2000 has been transferred to Provisions for liabilities and charges. For further information see note 22, page 81. The figures have been restated in accordance with FRS 19.

Debtors are stated net of provisions for doubtful debts of £9m (31 December 2000 £12m). Amounts credited against profit for doubtful debts were £2m (31 December 2000 £1m). Other debtors include amounts in respect of loans granted to employees of £1m (31 December 2000 £nil).

16 Current asset investments

	The Group		The Company (a)	
amounts falling due within one year	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
Money market investments	96	223	–	–
Other investments	138	–	80	230
	234	223	80	230

a) Current asset investments in the Company represent funds lent from the Group parent company to its subsidiary undertaking, Transco Holdings plc.

Money market investments include £90m (31 December 2000 £164m) and other investments include £138m (31 December 2000 £nil) held by Lattice's insurance subsidiary undertaking. The effective interest rates of the Group's investments at 31 March 2002 were between 1.6% and 8.0% (31 December 2000 0.9% and 9.0%).

The currency and interest rate composition of the Group's current asset investment portfolio, after taking account of currency and interest rate swaps, is:

	Fixed rate weighted average interest rate %	Fixed investments £m	Floating investments £m	As at 31 Mar 2002 Total £m	Fixed rate weighted average interest rate %	Fixed investments £m	Floating investments £m	As at 31 Dec 2000 Total £m
Currency:								
Sterling	4.5	142	90	232	4.8	219	–	219
US dollars	1.8	2	–	2	6.4	4	–	4
		144	90	234		223	–	223

All the current asset investments have a maturity within 12 months.

17 Borrowings

The Group's treasury policy and other borrowings information disclosed on page 38, as part of the Operating and financial review, form part of this note.

	The Group	
amounts falling due within one year	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
Bank loans and overdrafts	143	8
Bills of exchange payable	–	40
Commercial paper	8	824
Bonds	443	490
Other loans	4	–
Obligations under finance leases	–	9
Total borrowings due within one year	**598**	**1,371**

	The Group	
amounts falling due after more than one year	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
Bonds (a)	5,712	4,860
Obligations under finance leases	–	1
Total borrowings due after more than one year	**5,712**	**4,861**
Gross borrowings	6,310	6,232

a) Bonds falling due after more than one year include the bond package issued on the 1999 Restructuring and Refinancing. On issue the package included three types of bonds: £503m 7.0% fixed rate, due 2024; £503m floating rate due 2009; £503m 4.1875% index-linked due 2022. Interest of £10m (31 December 2000 £15m) has accreted on index-linked bonds during the period and has also been included in bonds falling due after more than one year.
Bonds falling due after more than one year also include the amount of £57m (31 December 2000 £50m), including accretion of interest to 31 March 2002, in respect of a zero coupon bond, due 2021, that had a market value of £243m (31 December 2000 £223m).
The notional amount at maturity of the Group's debt portfolio is £7,429m (31 December 2000 £7,315m). Foreign currency denominated debt has been translated into sterling at closing rates of exchange. The significant difference between maturity value and book value as stated above relates principally to the issuance of long-term zero coupon bonds.

As noted in the Basis of consolidation on page 53, the Group's subsidiary undertaking Transco is ring-fenced for regulatory purposes. This includes a significant proportion of the Group's net debt. The table below analyses the Group's gross borrowings/(resources) between those inside the ring-fence and those outside the ring-fence.

The Group

	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
Transco (ring-fenced)	5,180	5,390
Transco Holdings	1,545	1,511
Lattice Group Holdings	23	10
Less: intra-group items (a)	(438)	(679)
Gross borrowings	6,310	6,232

a) Represents intra-group funding to Transco and Transco Holdings from other Lattice Group companies eliminated on consolidation.

Undrawn committed borrowing facilities are as follows:

	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
Within one year	863	656
Between one and two years	24	23
Between two and three years	–	24
Between three and four years (a)	715	–
Between four and five years	–	600
Between six and seven years (b)	39	–
	1,641	1,303

a) Transco Holdings plc has sold a call option on the equity of its subsidiary undertaking British Transco Finance (No.6), with an exercise date of 14 March 2003. If this option is exercised, Transco Holdings plc would make a net gain of £3m on the sale of the equity in British Transco Finance (No.6). If this option is exercised, an intercompany loan of £115m from British Transco Finance (No.6) will be novated to Transco plc and will become a floating rate external loan due 2006.

b) Transco plc has sold a call option on the equity of its subsidiary undertaking British Transco Finance (No.4) with an exercise date of 10 September 2002. If this option is exercised, Transco plc would make a net gain of £1m on the sale of the equity in British Transco Finance (No.4). If this option is exercised, an intercompany loan of £39m from British Transco Finance (No.4) to Transco plc will become a floating rate external loan due 2008.

17 Borrowings continued
Maturity profile of the Group's total financial liabilities
The following table analyses the Group's total financial liabilities, comprising gross borrowings after taking account of currency and interest rate swaps. These are repayable as follows:

| | Gross borrowings | | Net borrowings | |
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
Within one year	598	1,371	346	1,141
Between one and two years	492	312	492	312
Between two and three years	517	707	517	707
Between three and four years	68	443	68	443
Between four and five years	1,000	147	1,000	147
After five years	3,635	3,252	3,635	3,252
	6,310	6,232	6,058	6,002

Further information on total financial liabilities is given in note 18, below.

Net borrowings comprise gross borrowings less current asset investments and cash at bank and in hand.

Obligations under finance leases included above are repayable as follows:

The Group

	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
Within one year	–	9
Between one and two years	–	1
	–	10

18 Currency and interest rate composition of the Group's financial liabilities and borrowings
The following tables analyse the currency and interest rate composition of the Group's gross borrowings of £6,310m (31 December 2000 £6,232m) and net borrowings of £6,058m (31 December 2000 £6,002m) before and after taking swaps into account.

Currency composition of the Group's borrowings

| | Gross borrowings | | | | Net borrowings | | | |
| | % after taking swaps into account | | % before taking swaps into account | | % after taking swaps into account | | % before taking swaps into account | |
	As at 31 Mar 2002	As at 31 Dec 2000	As at 31 Mar 2002	As at 31 Dec 2000	As at 31 Mar 2002	As at 31 Dec 2000	As at 31 Mar 2002	As at 31 Dec 2000
Currency:								
Sterling	100	100	56	50	100	100	57	51
US dollars	–	–	20	35	–	–	20	35
Other	–	–	24	15	–	–	23	14

The Lattice Group has sold an option to a counterparty which gives that party the right, but not an obligation, to receive an amount of yen from the Lattice Group in December 2002 in return for paying the Lattice Group an amount in US dollars, Swiss francs or euros. The option was put in place to hedge a ¥55,000m (£263m) denominated bond issued by the Lattice Group under which the Lattice Group has the right to re-denominate the principal in US dollars, Swiss francs or euros. There is, therefore, no underlying foreign currency exposure on this transaction. This is excluded from the above table as a result of the option to re-denominate in the currencies stated.

18 Currency and interest rate composition of the Group's financial liabilities and borrowings *continued*
Interest rate composition of the Group's borrowings

| | Gross borrowings | | | | Net borrowings | | | |
| | % after taking swaps into account | | % before taking swaps into account | | % after taking swaps into account | | % before taking swaps into account | |
Basis:	As at 31 Mar 2002	As at 31 Dec 2000	As at 31 Mar 2002	As at 31 Dec 2000	As at 31 Mar 2002	As at 31 Dec 2000	As at 31 Mar 2002	As at 31 Dec 2000
Fixed rate	54	47	79	78	54	45	80	78
Floating rate	46	53	21	22	46	55	20	22

The effective interest rates after taking swaps into account during the period were between 2.7% and 9.1% (31 December 2000 4.5% and 11.0%).

The interest rates on those Group borrowings which are at floating rates are determined by the prevailing London Interbank Offered Rate (LIBOR) for the relevant currency and maturity at the time of determination plus or minus an agreed margin.

Currency and interest rate composition of financial liabilities of the Group
The following table analyses the currency and interest rate composition of the Group's financial liabilities, comprising gross borrowings, after taking account of currency and interest rate swaps:

as at 31 March 2002	Fixed rate weighted average period years	Fixed rate weighted average interest rate %	Fixed borrowings £m	Floating borrowings £m	Total £m
Currency:					
Sterling	7.4	5.9	3,407	2,903	6,310

as at 31 December 2000	Fixed rate weighted average period years	Fixed rate weighted average interest rate %	Fixed borrowings £m	Floating borrowings £m	Total £m
Currency:					
Sterling	7	6.99	2,919	3,313	6,232

For the purposes of the above tables, debt with a maturity within one year, such as commercial paper, bills of exchange and other money market borrowings, has been treated as fixed. Index-linked bonds have been treated as floating. Borrowings falling due after more than one year of £5,712m (31 December 2000 £4,861m) can be analysed, after currency and interest rate swaps, as fixed interest rate 49% (31 December 2000 38%) and floating interest rate 51% (31 December 2000 62%).

19 Currency analysis of the Group's net assets
There are no material net assets before gross borrowings or gross borrowings after swaps denominated in a currency other than the operating (or 'functional') currency of the operating unit involved.

Currency exposure of the Group's net monetary assets/(liabilities)
There are no material net monetary assets or liabilities of the Group which are denominated in a currency other than the operating (or 'functional') currency of the operating unit involved.

20 Financial instruments
Derivatives
For an explanation of policy on derivatives, see the Operating and financial review on page 38.

The notional principal amounts of derivatives are:

	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
Foreign currency swap agreements and foreign exchange contracts	3,744	3,879
Interest rate swap agreements	3,016	2,535
Forward rate agreements (a)	3,678	–

a) Forward rate agreements have been entered into to manage the exposure to short-term interest rate movements.

The notional amounts included above do not necessarily represent the amounts to be exchanged by the parties and therefore are not a measure of the exposure of the Group through the use of derivatives. The amounts exchanged are based upon the notional amounts and the other terms of the derivatives, including interest rates and exchange rates. The value of the derivatives is based upon these underlying parameters and changes in the relevant rates or prices.

20 Financial instruments *continued*

Counterparty risk

The Group's counterparty exposure under foreign currency swaps and foreign exchange contracts was £297m (31 December 2000 £165m) and interest rate swaps £37m (31 December 2000 £51m). The Group has no significant exposure to either individual counterparties or geographical groups of counterparties.

Fair values of financial instruments

	As at 31 Mar 2002		As at 31 Dec 2000	
	Book value £m	Fair value £m	Book value £m	Fair value £m
Primary financial instruments held or issued to finance the Group's operations:				
Short-term borrowings	**(598)**	**(598)**	(1,371)	(1,371)
Long-term borrowings	**(5,887)**	**(6,410)**	(5,027)	(5,198)
Current asset investments	**234**	**234**	223	223
Cash at bank and in hand	**18**	**18**	7	7
Derivative financial instruments held to manage the interest rate and currency profile:				
Interest rate-related derivatives	**–**	**31**	–	43
Currency rate-related derivatives	**175**	**248**	166	132
Unrecognised total net gains (see Gains and losses on hedges below)	**175**	**279**	166	175

For the purpose of the above table, the fair value of short-term borrowings, related derivative instruments, current asset investments and cash at bank and in hand approximate to book value due to the short maturity of these instruments. Short-term debtors and creditors have been excluded from the disclosures in the table above.

No adjustments have been made in the above table for accrued interest on primary financial instruments or the related derivative financial instruments.

Gains and losses on hedges

The table below shows the extent to which the Group has off-balance sheet (unrecognised) and on-balance sheet (deferred) gains and losses in respect of hedges at the beginning and end of the period.

	Unrecognised			Deferred		
	Gains £m	Losses £m	Net total £m	Gains £m	Losses £m	Net total £m
Gains/(losses) on hedges at 1 January 2001	174	(165)	9	27	(85)	(58)
Transfer from gains to losses	–	–	–	–	–	–
Transfer from losses to gains	(10)	10	–	–	–	–
Losses/(gains) arising in previous years						
that were recognised in the period to 31 March 2002	(31)	16	(15)	(7)	15	8
Gains/(losses) not recognised in the period to 31 March 2002						
Arising before 1 January 2001	133	(139)	(6)	20	(70)	(50)
Arising in the period to 31 March 2002	31	79	110	9	(19)	(10)
Gains/(losses) on hedges as at 31 March 2002	**164**	**(60)**	**104**	**29**	**(89)**	**(60)**
Of which:						
Gains/(losses) expected to be included in 2003 income	7	–	7	8	(14)	(6)
Gains/(losses) expected to be included in 2004 income or later	157	(60)	97	21	(75)	(54)

Hedges of future transactions

As at 31 March 2002 the notional value of future transactions hedged was £25m (31 December 2000 £25m).

21 Other creditors

| | The Group | | The Company | |
| | As at 31 Mar 2002 £m | As at 31 Dec 2000 £m | As at 31 Mar 2002 £m | As at 31 Dec 2000 £m |
amounts falling due within one year				
Trade creditors	272	297	–	–
Interest payable	150	92	–	–
Taxation and social security (a)	25	68	20	5
Other creditors	328	194	2	–
Accruals and deferred income	364	253	20	–
Proposed dividend	189	123	189	123
	1,328	**1,027**	**231**	**128**

| | The Group | | The Company | |
| | As at 31 Mar 2002 £m | As at 31 Dec 2000 £m | As at 31 Mar 2002 £m | As at 31 Dec 2000 £m |
amounts falling due after more than one year				
Accruals and deferred income (b)	951	874	–	–
Total other creditors	**2,279**	**1,901**	**231**	**128**

a) The Group's balance as at 31 March 2002 includes £nil corporation tax payable (31 December 2000 £45m).
b) Accruals and deferred income for amounts falling due after more than one year relate principally to contributions to capital projects.

22 Provisions for liabilities and charges

The Group	As at 1 Jan 2001 (as restated) (a) £m	Profit and loss charge/(credit) £m	Unwinding of discount £m	Paid £m	Transfers and other adjustments £m	As at 31 Mar 2002 £m
Pension costs	288	37	–	(300)	–	25
Environmental costs	298	–	21	(44)	(9)	266
Deferred tax	626	(74)	27	–	–	579
Restructuring costs	57	65	–	(30)	–	92
Other	49	12	–	–	–	61
	1,318	**40**	**48**	**(374)**	**(9)**	**1,023**

The Company						
Pension costs	288	37	–	(300)	–	25

a) Figures as at 1 January 2001 have been restated in accordance with FRS 19. For further information see below and also note 1, page 63.

A brief description of each provision, together with estimates of the timing of expenditure, is given below:

Pension costs
This represents the difference between the net charge or net credit to the profit and loss account in respect of pension costs and the contributions to the pension scheme (see Principal accounting policies, page 53 and note 27, page 86). A special pension contribution of £275m was made to the Lattice Group Pension Scheme in March 2002.

Environmental costs
The undiscounted provision of £345m as at 31 March 2002 (31 December 2000 £364m) for statutory decontamination costs of old gas manufacturing sites is determined by periodic assessments undertaken by environmental specialists. The provision has been discounted at 6%, a discount rate which reflects the specific risks associated with environmental property issues. The expected payment dates for statutory decontamination remain uncertain. The Group does not provide for non-statutory decontamination costs.

Deferred corporation tax
FRS 19, requiring full provision for deferred tax, has been adopted by the Group in the 15 months ended 31 March 2002. As a result of implementing FRS 19, there has been an increase in the deferred tax liability of £599m as at 31 March 2002 (31 December 2000 £670m). The provision is discounted as permitted by FRS 19. Discount rates used are the post-tax yields to maturity on government bonds with maturity dates similar to those of the deferred tax assets/liabilities. The average discount rate used is 3.61% (31 December 2000 3.20%). A deferred tax asset of £20m as at 31 March 2002 (31 December 2000 £44m), as a result of the implementation of FRS 19, has been reclassified from debtors due after more than one year, where it was previously recorded. The effect on the tax charge is shown in the table overleaf:

22 Provisions for liabilities and charges continued

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m
Origination and reversal of timing differences	(49)	(20)
Change in discount rate	(49)	(20)
Unwinding of discount	27	21
Impact of implementing FRS 19	(71)	(19)
Origination and reversal of timing differences previously reported within debtors due after more than one year	24	22
Total deferred tax (credit)/charge (a)	(47)	3

a) For further information see note 7, page 69.

The provision for deferred tax can be analysed as follows:

	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
Accelerated capital allowances	1,232	1,275
Swap termination (previously reported within debtors due after more than one year)	53	48
Pension cost (previously reported within debtors due after more than one year)	(67)	(86)
Other	(34)	(28)
Undiscounted provision for deferred tax	1,184	1,209
Discount	(605)	(583)
Discounted provision for deferred tax	579	626
Provision at start of period	626	623
Deferred tax (credit)/charge (above)	(47)	3
Provision at end of period	579	626

Restructuring costs
As at 31 March 2002, £40m of the total restructuring cost provision, (31 December 2000 £57m) consisted primarily of provisions for disposal of surplus leasehold interests and rent and rates payable on surplus properties. The expected payment dates for property restructuring costs remain uncertain. The profit and loss charge for the 15 months ended 31 March 2002 comprises staff redundancy costs of £15m in respect of a restructuring review of Advantica and £50m in respect of Transco.

Other
This comprises estimates of liabilities in respect of past events incurred by the Group's insurance subsidiary undertaking. This includes provision for employer liability claims. In accordance with insurance industry practice, these estimates are based on experience from previous years and there is, therefore, no identifiable payment date.

23 Share capital

Authorised	Number of shares As at 31 Mar 2002 m	Number of shares As at 31 Dec 2000 m	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
Equity				
Ordinary shares of 10 pence each	5,000	5,000	500	500
Non-equity				
Special rights share of 10 pence	–	–	–	–

Allotted and fully paid	Number of shares As at 31 Mar 2002 m	Number of shares As at 31 Dec 2000 m	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
Equity				
Ordinary shares of 10 pence each	3,528	3,528	353	353
Non-equity				
Special rights share of 10 pence	–	–	–	–

Certain special rights, set out in the Company's Articles of Association, attach to the Special rights share issued to HM Government. This share carries no rights to capital or profits beyond its nominal value.

24 Capital and reserves
The Group

	Called up share capital £m	Other reserve (a) £m	Revaluation reserve £m	Profit and loss account reserve £m	Joint ventures and associated undertakings £m	Total £m
As at 1 January 2001 (as previously stated)	353	(5,731)	6,659	4,992	(6)	6,267
Restatement of opening balances: (b)						
Historical cost accounting	–	–	(6,609)	–	–	(6,609)
Accounting for deferred tax	–	–	–	(670)	–	(670)
As at 1 January 2001 (as restated)	353	(5,731)	50 (c)	4,322	(6)	(1,012)
Transfer from profit and loss account	–	–	–	220	(71)	149
Reduction in revaluation reserve on reclassification of investment properties	–	–	(50)	–	–	(50)
Unrealised gain on transfer of fixed assets to a joint venture (d)	–	12	–	–	–	12
Acquisition of SST (see note 13, page 74)	–	–	–	(74)	74	–
As at 31 March 2002	**353**	**(5,719)**	**–**	**4,468**	**(3)**	**(901)**

The Company

	Called up share capital £m	Profit and loss account reserve £m	Total £m
As at 1 January 2001	353	441	794
Transfer from profit and loss account	–	91	91
As at 31 March 2002	**353**	**532**	**885**

The Group profit and loss account reserve includes £626m in respect of Transco plc. Transco plc is prohibited from declaring a dividend or other distribution unless it has certified that it is in compliance in all material respects with certain regulatory obligations, including a requirement to ensure it has sufficient financial resources and facilities to enable it to carry on its business and a requirement to use all reasonable endeavours to maintain an investment grade credit rating (see Regulation, page 48).

Distribution of the profit and loss account reserves of the Group's other subsidiary undertakings is not materially restricted.

The historical cost profit for the 15 months ended 31 March 2002, dealt with in the accounts of the Company, was £406m (12 months ended 31 December 2000 £564m). As permitted by section 230(3) of the Companies Act 1985, no profit and loss account is presented for the Company.

a) Other reserve is a non-distributable reserve which primarily represents the difference between the carrying value of subsidiary undertakings, investments and their respective capital structures following the Demerger and the 1999 Restructuring and Refinancing of £(5,745)m. Also included are unrealised gains of £26m on transfer of fixed assets to SST when it was a joint venture (see 24(d) below).

b) The 31 December 2000 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19. For further information see note 1, page 63.

c) The revaluation reserve as at 1 January 2001 relates to investment properties. These properties have been reclassified as other land and buildings and are now reported at historical cost. There is, therefore, no closing revaluation reserve.

d) The unrealised gains will be realised and transferred to the profit and loss account reserve either on sale of shares in SST by the Group or on sale by SST of the assets transferred.

25 Commitments and contingencies

Following the demerger from British Gas plc of Centrica plc in 1997, the Restructuring and Refinancing in 1999 and the Demerger in 2000, the Group continues to provide a number of indemnities and guarantees to third parties. Some of these indemnities and guarantees do not relate to the ongoing businesses of the Group, as shown in the table below:

	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
In respect of Group activities (a)	2,399	3,546
On behalf of third parties (b)	441	1,166
Total commitments and guarantees	2,840	4,712

a) Commitments in respect of Group activities

Loan guarantees on behalf of subsidiaries (i)	1,941	2,773
Committed contracts for capital expenditure (ii)	189	399
Operating leases (iii)	98	204
Other (iv)	171	170
Total commitments for Group activities	2,399	3,546

25 Commitments and contingencies continued

i) Loan guarantees on behalf of subsidiaries

Transco, a subsidiary undertaking of Lattice, has guaranteed the repayment of the principal sums, any associated premium and interest on loans due from its financial subsidiary undertakings to third parties. As at 31 March 2002, the sterling equivalent amounted to £1,868m (31 December 2000 £2,773m). The Company has guaranteed the repayment of the principal sum, any associated premium and interest on a loan due from Lattice Telecom Finance Limited, a subsidiary undertaking of the Company. As at 31 March 2002, the sum guaranteed amounted to £73m (31 December 2000 £nil).

ii) Committed contracts for capital expenditure

As at 31 March 2002, Lattice Group had placed contracts for capital expenditure (tangible fixed assets and investments) amounting to £189m (31 December 2000 £399m). The Company has not placed any contracts for capital expenditure.

iii) Operating leases

Lattice Group had commitments for the following year under operating leases expiring as follows:

	Land and buildings	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
Expiring:		
Within one year	–	–
Between one and five years	1	1
Thereafter	5	11
	6	12

Commitments under operating leases for Lattice Group were payable as follows:

	Land and buildings	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
Amounts due within:		
One year	6	12
Two years	6	14
Three years	6	14
Four years	6	14
Five years	6	13
Thereafter	68	137
As at end of period	98	204

Lattice Group had no operating lease commitments other than land and buildings at 31 March 2002 (31 December 2000 £nil). The Company had no operating lease commitments as at 31 March 2002 (31 December 2000 £nil).

Lattice Group's commitments under finance leases entered into before, but which commence after, 31 March 2002 were £nil (31 December 2000 £nil).

iv) Other

The value of other commitments and contingencies as at 31 March 2002 amounted to £171m (31 December 2000 £170m).

v) Legal and other proceedings

As a result of a fatal accident in Larkhall in December 1999 in which four people died, the Scottish Crown Office announced on 28 February 2002 its decision to prosecute Transco for culpable homicide or, in the alternative, breach of the Health and Safety at Work Act. A trial date is awaited. Various Group undertakings are parties to other legal actions and claims which arise in the ordinary course of business. While the outcome of some of these matters cannot readily be foreseen, the Directors believe that they will be disposed of without significant effect on the net asset position as shown in these financial statements.

b) Commitments on behalf of third parties

i) BG Group

In 2001, Transco was released from the guarantee it provided of BG Group's obligations relating to its interests in the Karachaganak gas condensate field. The value of outstanding BG Group commitments and contingencies (mainly the provision of guarantees and indemnities to third parties in respect of cross-default obligations) was £441m (31 December 2000 £1,166m), of which £93m (31 December 2000 £95m) related to joint ventures and associated undertakings which were transferred to BG Energy Holdings as part of the Restructuring and Refinancing.

ii) Centrica

In 1997 Transco, as part of the arrangements for the Centrica demerger, gave financial guarantees to particular industrial and commercial customers (principally UK power generators) of Centrica as to the performance by Centrica of certain long-term interruptible gas supply contracts over periods of up to 15 years. As at 31 March 2002, the aggregate minimum volume of gas that customers are obliged to take under their contracts, during their remaining supply periods, was approximately 6bn therms (31 December 2000 approximately 7bn therms). Centrica and its subsidiary undertaking, British Gas Trading Limited, have agreed to indemnify Transco against any liabilities incurred by it under such guarantees and, in certain circumstances, to provide Transco with secured cash collateral, such obligations being guaranteed by further subsidiary undertakings of Centrica.

25 Commitments and contingencies *continued*
c) Cross indemnity and cross guarantees
A proportion of the Group's total indemnities and guarantees are backed by further cross guarantees from third parties as shown below.

Following the Restructuring and Refinancing, Transco, a subsidiary undertaking of Transco Holdings, procured an indemnity from BG Energy Holdings dated 10 March 2000 (the BGEH Indemnity) which operated to indemnify it in respect of its liabilities and potential liabilities under certain obligations which fall within the definition of cross-default obligations. These obligations include financial or performance guarantees given by Transco in respect of BG Energy Holdings Limited which amount (see (b) above) to approximately £441m (31 December 2000 £1,166m) of Lattice's total commitments and contingencies of £2,840m (31 December 2000 £4,712m).

BG Group has been working with Transco since early 1999 to remove all the relevant guarantees or to replace Transco with an alternative guarantor which is not part of the Lattice Group. This process continues following the Demerger. For any guarantees that have not been replaced, Transco will continue to provide such guarantees on an arm's length basis until they are removed or replaced. As at 31 March 2002, the contingent liabilities of Transco under the majority of these guarantees are not significant on an individual basis although Transco's aggregate liability under these guarantees could be significant.

Upon Demerger, due to the requirement in the Licence that a 'related person' indemnifies Transco, the BGEH Indemnity was replaced by an indemnity from Transco Holdings to Transco. Upon Demerger, BG Energy Holdings Limited indemnified Transco Holdings in relation to cross-default obligations which relate to its businesses.

The amounts shown above in (b) include those sums covered by cross-indemnities.

26 Related party transactions
BG Group plc
On 23 October 2000, the Lattice Group was demerged from BG Group. Previously, BG Group exercised control over all of the businesses within the Lattice Group and provided a number of services to those businesses, including corporate centre services, and, in some cases, also received services from them, including vehicle and property leasing and research and development. All transactions between the groups since 23 October 2000 have been on an arm's length basis on normal commercial terms.

Following Demerger, employees of companies in BG Group continued to participate in the Lattice Group Pension Scheme (the Scheme) until 4 July 2001. Thereafter, a share of assets and liabilities of the Scheme was transferred to a new pension scheme set up by BG Group, reflecting the share of the total accrued liabilities that is attributable to BG Group employees, or former employees, electing to transfer to the new BG Group pension scheme. The value of assets transferred to the new BG Group pension scheme was approximately 2% of the Scheme assets.

Details of related party transactions are set out below:

	12 months ended 31 Dec 2000 £m
Income receivable from BG Group companies (a)	54
Charges payable to BG Group companies (a)	(97)

	As at 31 Dec 2000 £m
Balance owed by BG Group companies (a)	10

a) Transactions between Lattice Group and BG Group occurred during the 15 months to 31 March 2002, however they are not disclosed, as the related party relationship did not exist during the period.

A number of Lattice subsidiaries have arm's length, commercial trading arrangements for the provision of services to BG Group companies. As explained in note 25(c), Transco has provided financial and performance guarantees to BG Group companies on an arm's length basis.

Prior to Demerger in 2000, Lattice received a net funding amount of £505m from BG Group (note 28(f), page 89) and paid an interim dividend of £123m to BG Group.

During the 15 months ended 31 March 2002 there were a number of transactions between the Company and its subsidiary undertakings, joint ventures and associated undertakings. These transactions have not been disclosed as they are either eliminated on consolidation and therefore exempt from disclosure or are considered to be insignificant except for the transfer of sites to the then joint venture, SST, (see note 12, page 73).

27 Pensions and post-retirement benefits
Pension scheme
Substantially all of the Group's employees are members of the Lattice Group Pension Scheme (the Scheme). The Scheme provides final salary defined benefits for employees joining up to 31 March 2002. A defined contributions section has been added from 1 April 2002 for employees joining from that date. The Scheme is self-administered and funded to cover pension liabilities in respect of service up to the balance sheet date. It is subject to independent valuations at least every three years, on the basis of which the qualified actuary certifies the rate of employers' contributions which, together with the specified contributions payable by the employees and proceeds from the Scheme's assets, are expected to be sufficient to fund the benefits payable under the Scheme.

Following Demerger, employees of companies in the Lattice Group have continuing Scheme membership. Employees of BG Group continued to participate in the Scheme until 4 July 2001. Thereafter, a share of the assets and liabilities of the Scheme was transferred to a new pension scheme set up by BG Group, reflecting the share of the total accrued liabilities that is attributable to BG Group employees, or former employees, electing to transfer to the new BG Group pension scheme. The value of assets transferred to the BG Group pension scheme was approximately 2% of the Scheme assets.

An independent actuarial valuation of the Scheme was last undertaken as at 31 March 2001. The long-term assumptions used in the actuarial valuation were as follows:

	31 Mar 2001 valuation %	31 Mar 1998 valuation %
Rate of price inflation and pensions increases	2.3	3.0
Future increases in pensionable earnings	4.3	5.0
Annual rate of return on existing investments	5.3	5.7
Annual rate of return on future contributions	6.1	7.0

Excluding assets and liabilities attributable to BG Group members who left the Scheme on 4 July 2001, the independent actuarial valuation as at 31 March 2001 showed that the aggregate market value of the Scheme's assets was £11,963m (31 March 1998 £11,820m). The value of those assets was 104% (31 March 1998 109%) of the benefits due to members calculated on the basis of pensionable earnings and service as at 31 March 2001 on an ongoing basis (using the projected unit method) and allowing for projected increases in pensionable earnings and pensions.

The results of the actuarial valuation carried out as at 31 March 2001 showed that based on long-term financial assumptions the contribution rate required to meet future benefit accrual is 26.6% of pensionable earnings (23.6% employers and 3% employees) though employers' contributions could be maintained at the level of 3% until March 2004. Employers' contributions were however increased from 3% to 8.5% with effect from 1 January 2002. This contribution rate will be reviewed when the next independent actuarial valuation is carried out, which must be no later than as at 31 March 2004.

Pension provision and costs
Under Statement of Standard Accounting Practice (SSAP) 24, the cost of providing pensions is charged to the profit and loss account over the periods of the employees' service. In some periods, based on actuarial advice on funding requirements, the cash contributions paid to the Scheme may differ from the profit and loss account charge. When the cash contributions are below the profit and loss account charge a provision is created in the balance sheet. This would be reversed when cash contributions exceed the profit and loss charge.

The movement in the balance sheet provision under SSAP 24 is set out below:

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m
Balance at beginning of period	288	367
Profit and loss charge/(credit):		
Regular pension cost	125	66
Amortisation of surplus	(110)	(154)
Interest on balance sheet provision	22	21
	37 (a)	(67) (a)
Contributions paid	(300)(b)	(12)
Balance at end of period	25	288

a) Profit and loss charge/(credit) in the 15 months ended 31 March 2002 comprises £93m charged to business units (12 months ended 31 December 2000 £23m) and £56m Pension credit (12 months ended 31 December 2000 £90m).
b) Includes £275m special contribution made to the Scheme in March 2002.

Pension costs have been based on the 31 March 2001 actuarial valuation with effect from 1 April 2001. Prior to that date the pension costs were based on the 31 March 1998 actuarial valuation, with an adjustment to allow for the effect, as calculated by the actuary, of the benefit improvements granted on the merger of the BG Staff Pension Scheme and the BG Corporation Pension Scheme with effect from 1 April 2000.

Post-retirement benefits
The Group has no material post-retirement benefits other than pensions.

27 Pensions and post-retirement benefits continued

Financial Reporting Standard (FRS) 17 – Retirement Benefits

FRS 17 was issued on 30 November 2000. FRS 17 allows for a long implementation period up to 2004. The Group continues to account for pension arrangements in accordance with SSAP 24 'Accounting for Pension Costs'. Under the transitional provisions of FRS 17 certain disclosures are required on the basis of the valuation methodology required by FRS 17.

FRS 17 represents a significant change in accounting for pensions from that required by SSAP 24. Under FRS 17 pension assets, liabilities and charges are subject to the volatility of short-term market fluctuations; as Scheme assets are valued at market value at each balance sheet date and the present value of Scheme liabilities is calculated by discounting estimated pension obligations by reference to estimated yields on AA corporate bonds.

The required FRS 17 disclosures for 2002, set out below, have been calculated by qualified independent actuaries based on the assumptions used in the most recent actuarial valuation of the Scheme completed as at 31 March 2001, reviewed and updated to 31 March 2002.

Principal assumptions

For FRS 17 purposes, the principal financial assumptions as at 31 March 2002 used by the actuary were as follows:

	%
Rate of price inflation	2.75
Rate of increase in pensions in payment and deferred pensions	2.75
Future increases in pensionable earnings	4.75
Discount rate	5.8

Pension assets/(liabilities)

as at 31 March 2002	Proportion of Scheme assets %	Long-term rate of return expected %	£m
Scheme assets:			
Equities	57	7.5	6,613
Bonds	11	5.7	1,324
Gilts	21	5.2	2,501
Property	7	6.5	769
Other	4	4.5	481
Total market value of Scheme assets			11,688
Present value of Scheme liabilities			(11,315)
Surplus in the Scheme			373
Related deferred tax liability			(112)
Net pension asset			261

An increase of 0.1% in the discount rate would decrease the present value of liabilities by around £180m and increase the net pension asset by around £126m and vice versa.

If the above amounts had been recognised in the financial statements, the Group's net assets and profit and loss account reserve as at 31 March 2002 would be as follows:

	£m
Consolidated net liabilities	(905)
Pension liabilities already provided for in the accounts (net of deferred tax)	17
Net liabilities excluding pension asset and liability	(888)
FRS 17 net pension asset – Lattice Group Pension Scheme	261
FRS 17 net pension liability – unfunded unapproved pension arrangements (a)	(11)
	250
Net liabilities including pension asset and liability	(638)
Group profit and loss account reserve	4,468
Pension liabilities already provided for in the accounts (net of deferred tax)	17
Profit and loss account reserve excluding pension asset and liability	4,485
Pension account reserve	250
Profit and loss account reserve	4,735

a) Represents amounts payable to current and former senior employees under the Lattice Group Supplementary Benefits Scheme. Under this scheme, Lattice Group has agreed to increase the retirement benefits of these employees to at least the level which would be payable under the Lattice Group Pension Scheme, were it not subject to the earnings cap, which restricts the amount of pay which can be used to calculate pensions due from a tax approved pension scheme.

On adoption of FRS 17, the net of the pension costs provision (£25m at 31 March 2002, see note 22, page 81) and the related deferred tax asset (£8m at 31 March 2002) would be credited to the profit and loss account reserve by means of a prior year adjustment.

28 Notes to the consolidated cash flow statement
a) Cash flow from operating activities

	15 months ended 31 Mar 2002 £m	12 months ended 31 Mar 2002 (unaudited) £m	12 months ended 31 Dec 2000 (as restated) (a) £m
Historical cost Group operating profit	1,039	575	1,139
Exceptional operating items	365	365	–
Historical cost depreciation	531	431	379
Amortisation	9	8	–
Provisions for liabilities and charges	(250)	(238)	(85)
Movements in working capital:			
Stocks – (increase)/decrease	(23)	(11)	5
Trade and sundry debtors – decrease	250	28	46
Trade and sundry creditors – increase/(decrease)	202	(155)	9
Long-term creditors – increase	115	98	49
	544	(40)	109
Cash inflow from operating activities before exceptional items (b)	2,238	1,101	1,542
Expenditure relating to exceptional items:			
Restructuring costs (see note 22, page 81)	(30)	(27)	(12)
Environmental costs (see note 22, page 81)	(44)	(38)	(24)
	(74)	(65)	(36)
Net cash inflow from operating activities (c)(d)	2,164	1,036	1,506

a) The 31 December 2000 figures have been restated to show comparative information using the historical cost accounting convention. For further information see note 1, page 63.
b) The impact of NTS entry capacity turnover is to increase cash inflow from operating activities by £66m for both the 12 month and 15 month periods ended 31 March 2002.
c) The acquisition of Stoner during 2001 contributed £3m to the net cash inflow from operating activities of the Group, for both the 12 month and 15 month periods ended 31 March 2002.
d) The acquisition of control of SST during 2001 contributed £10m to the net cash inflow from operating activities of the Group, for both the 12 month and 15 month periods ended 31 March 2002.

b) Returns on investments and servicing of finance

	15 months ended 31 Mar 2002 £m	12 months ended 31 Mar 2002 (unaudited) £m	12 months ended 31 Dec 2000 £m
Interest received	37	29	16
Interest paid	(434)	(374)	(462)
Interest element of finance lease rentals	4	3	2
Finance lease charges	(5)	(5)	–
Net cash outflow from returns on investments and servicing of finance (a) (b)	(398)	(347)	(444)

a) The acquisition of Stoner during 2001 contributed £nil to the net cash outflow from returns on investments and servicing of finance of the Group, during both the 12 month and 15 month periods ended 31 March 2002.
b) The acquisition of control of SST during 2001 contributed £(2)m to the net cash outflow from returns on investments and servicing of finance of the Group, during both the 12 month and 15 month periods ended 31 March 2002.

c) Capital expenditure and financial investment

	15 months ended 31 Mar 2002 £m	12 months ended 31 Mar 2002 (unaudited) £m	12 months ended 31 Dec 2000 £m
Payments to acquire intangible fixed assets	(7)	(7)	–
Payments to acquire tangible fixed assets	(1,488)	(1,235)	(753)
Purchases of fixed asset investments	–	–	(5)
Net investment in finance leases	8	8	5
Receipts from disposal of tangible fixed assets	179	163	120
Receipts from disposal of shares by employee share plan	78	50	–
Receipts from disposal of fixed asset investments	2	2	–
Net cash outflow from capital expenditure and financial investment (a)(b)	(1,228)	(1,019)	(633)

a) The acquisition of Stoner during 2001 contributed £(1)m to the net cash outflow from capital expenditure and financial investment of the Group, for both the 12 month and 15 month periods ended 31 March 2002.
b) The acquisition of control of SST during 2001 contributed £(25)m to the net cash outflow from capital expenditure and financial investment of the Group, for both the 12 month and 15 month periods ended 31 March 2002.

28 Notes to the consolidated cash flow statement continued
d) Acquisitions and disposals

	15 months ended 31 Mar 2002 £m	12 months ended 31 Mar 2002 (unaudited) £m	12 months ended 31 Dec 2000 £m
Purchases of subsidiary undertakings	(25)	(25)	(5)
Cash balances acquired with subsidiary undertakings	9	9	—
Purchases of joint ventures and associated undertakings	(6)	(6)	—
Net cash outflow from acquisitions and disposals (a)(b)	(22)	(22)	(5)

a) The acquisition of Stoner during 2001 contributed £1m inflow to the net cash outflow from acquisitions and disposals of the Group, for both the 12 month and 15 month periods ended 31 March 2002.
b) The acquisition of control of SST during 2001 contributed £9m inflow to the net cash outflow from acquisitions and disposals of the Group, for both the 12 month and 15 month periods ended 31 March 2002.

e) Management of liquid resources (a)

	15 months ended 31 Mar 2002 £m	12 months ended 31 Mar 2002 (unaudited) £m	12 months ended 31 Dec 2000 £m
Payments to acquire investments with an original maturity date of less than one year	(3,822)	(3,425)	(5,490)
Receipts from disposal of investments with an original maturity date of less than one year	3,811	3,436	5,688
Net cash (outflow)/inflow from the management of liquid resources (b)(c)	(11)	11	198

a) Includes money market, listed and unlisted investments.
b) The acquisition of Stoner during 2001 contributed £nil to the net cash (outflow)/inflow from the management of liquid resources of the Group, for both the 12 month and 15 month periods ended 31 March 2002.
c) The acquisition of control of SST during 2001 contributed £nil to the net cash (outflow)/inflow from the management of liquid resources of the Group, for both the 12 month and 15 month periods ended 31 March 2002.

f) Financing activities

	15 months ended 31 Mar 2002 £m	12 months ended 31 Mar 2002 (unaudited) £m	12 months ended 31 Dec 2000 £m
Net decrease in short-term borrowings	(1,309)	(307)	(981)
Net increase in long-term borrowings	1,283	1,077	188
Capital element of finance lease rentals	(10)	(7)	(9)
	(36)	763	(802)
Funding movement on Demerger	—	—	505
Net cash (outflow)/inflow from financing activities (a)(b)	(36)	763	(297)

a) The acquisition of Stoner during 2001 contributed £nil to the net cash (outflow)/inflow from financing activities of the Group, for both the 12 month and 15 month periods ended 31 March 2002.
b) The acquisition of control of SST during 2001 contributed £16m inflow to the net cash (outflow)/inflow from financing activities of the Group, for both the 12 month and 15 month periods ended 31 March 2002.

g) Significant non-cash transaction
In the 12 month and 15 month periods ended 31 March 2002 and the 12 months ended 31 December 2000 the only significant non-cash transaction was the transfer of fixed assets to the newly formed joint venture, SST, in return for a 50% interest (see note 12, page 73).

29 Principal subsidiary undertakings, joint ventures and associated undertakings

The companies listed below, which are all subsidiary undertakings, are those in which the Group's principal operating and financing activities are undertaken. A full list of subsidiary undertakings, joint ventures and associated undertakings will be included in the next Annual Return filed with the Registrar of Companies. Each of the companies listed is included in the consolidation of the Group's results.

as at 31 March 2002	Country of incorporation and operation	Activity	Group holding % (a)	Group share of net assets % (b)
Transco plc	England	Gas transportation	100	100
Transco Holdings plc	England	Group holding company	100	100
British Transco International Finance B.V.	The Netherlands	Financing	100	100
British Transco Finance Inc.	USA	Financing	100	100
British Transco Capital Inc.	USA	Financing	100	100
Lattice Group Holdings Limited	England	Group holding company	100	100
Lattice Energy Services Ltd	England	Energy services	100	100
Lattice Insurance Company Limited	Isle of Man	Insurance	100	100
Lattice Property Portfolio Ltd	England	Property	100	100
The Leasing Group plc	England	Leasing	100	100
Advantica Technologies Ltd	England	Technology	100	100
Advantica Technologies Inc.	USA	Technology	100	100
Stoner Associates Inc.	USA	Technology	100	100
First Connect Ltd	England	Connections	100	100
186k Ltd	England	Telecommunications	100	100
SST (UK) Ltd (formerly known as SpectraSite Transco Communications Ltd)	England	Telecommunications	100	100
Eastlands (Benefits Administration) Ltd	England	Pensions administration	100	100

a) Ordinary shares.
b) Net assets attributable to equity shareholders.

All the principal subsidiary undertakings have changed their year-end to 31 March and are preparing accounts to 31 March 2002 with the exception of British Transco International Finance B.V. which will change its year-end to 31 March 2003, as prospective notice is required under Dutch law.

30 Modified historical cost information

In accordance with FRS 18 'Accounting Policies' and following the Price Control Review, the Directors have reviewed the accounting policies of the Group and the Group has changed its accounting convention from modified historical cost to historical cost. The financial statements have been prepared on a historical cost basis and prior year comparative information has been restated accordingly. The following shows the position of the Group had it maintained the modified historical cost convention accounting policy.

Under modified historical cost principles, regulatory assets are valued at depreciated replacement cost or, where lower, the estimated value in use. Regulatory assets are those assets owned by Transco which are included in that part of the asset base which is subject to a regulatory regime. These include operational land and buildings, mains and services, gas storage, plant and machinery and meters in Great Britain.

Differences between modified historical cost and historical cost profit comprise:
i) depreciation adjustment – the additional sum necessary to bring the historical cost depreciation up to a full modified historical cost depreciation charge, which is based on the modified historical cost of fixed assets;
ii) profit on the disposal of fixed assets adjustment – the difference between modified historical cost and historical cost profit or loss on disposal.

Consolidated modified historical cost information

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 (as restated) (a) £m
Total operating profit	795	1,010
Profit for the financial period	243	402
Earnings per ordinary share – basic	7.0p	11.6p
– before exceptional items	14.3p	12.2p
Dividends per ordinary share – interim	3.6p	3.5p
– second interim	5.4p	–
– final	–	3.5p

a) The 31 December 2000 figures have been restated in accordance with FRS 19. For further information see note 1, page 63.

	As at 31 Mar 2002 £m	As at 31 Dec 2000 (as restated) (a) £m
Net assets (b)	5,113	5,597

a) The 31 December 2000 figures have been restated in accordance with FRS 19. For further information see note 1, page 63.
b) During the 15 months ended 31 March 2002, a review of the carrying value of Transco and Telecoms assets resulted in a reduction in net assets amounting to £715m (£50m on a historical cost basis) and £250m (£250m on a historical cost basis) respectively.

31 US generally accepted accounting principles

The Group is not registered with the Securities and Exchange Commission (SEC) and has no requirement to prepare information on the basis of US generally accepted accounting principles (US GAAP). However, in view of the Proposed Merger with National Grid, which is a SEC registrant, the Group has chosen to include additional information prepared in accordance with US GAAP. The Group prepares its consolidated financial statements in accordance with generally accepted accounting principles applicable in the UK (UK GAAP), which differ in certain significant respects, as set out below, from those applicable in the US (US GAAP).

Effect on net income of significant differences between UK and US GAAP

	15 months ended 31 Mar 2002 £m	12 months ended 31 Mar 2002 (unaudited) £m
Historical cost net income (UK GAAP) (a)	464	176
US GAAP adjustments:		
Replacement expenditure (b)	360	310
Pension costs (c)	68	71
Stock compensation (d)	(18)	(17)
Revenue recognition (e)	(8)	(8)
Deferred tax: (f)		
Tax effects of US GAAP adjustments	(170)	(97)
Other tax adjustments	(25)	(42)
Swap terminations and swaption premiums (g)	(16)	(13)
Mark to market on current asset investments (h)	(1)	(1)
Derivative instruments: (i)		
FAS 133 transition adjustment	49	–
Mark to market and amortisation of FAS 133 transition adjustment	115	(37)
Currency translation adjustment (j)	(40)	48
Net income (US GAAP)	778	390
Earnings per share:		
Basic (£)	0.22	0.11
Diluted (£)	0.22	0.11

Effect on shareholders' funds of significant differences between UK and US GAAP

	As at 31 Mar 2002 £m
Historical cost shareholders' funds (UK GAAP) (a)	(905)
US GAAP adjustments:	
Replacement expenditure (b)	3,661
Pension costs (c)	544
Stock compensation (d)	(18)
Revenue recognition (e)	(8)
Deferred tax (f)	(1,931)
Swap terminations and swaption premiums (g)	(115)
Mark to market on current asset investments (h)	(1)
FAS 133 transition adjustment (i)	(157)
Amortisation of FAS 133 transition adjustment (i)	12
Fair valuation of derivatives (i)	286
Currency translation adjustment (j)	(40)
Dividends (k)	189
Shares held in employee share trust (l)	(7)
Joint venture (m)	(19)
Shareholders' funds (US GAAP)	1,491

a) Accounting convention

Under UK GAAP, the Group has changed its accounting convention from modified historical cost to historical cost. Under modified historical cost accounting certain tangible fixed assets were valued at depreciated replacement cost or, where lower, their estimated value in use. The historical cost convention, now adopted under UK GAAP, records tangible fixed assets at historical cost subject to regular impairment analysis. As such no adjustment is required under US GAAP.

31 US generally accepted accounting principles continued

b) Replacement expenditure
Under UK GAAP, the Group charges to the profit and loss account replacement expenditure on certain components of plant and equipment (mains and services), which is principally undertaken to repair and to maintain the safety of the pipeline system. Under US GAAP, such expenditure is capitalised and depreciated over the assets' useful lives. The adjustment also includes an adjustment to depreciation on assets purchased prior to 1975 which have always been depreciated under US GAAP but, prior to 1999 and the implementation of FRS 15, were not depreciated under UK GAAP. Replacement expenditure of £432m was incurred in the 15 months ended 31 March 2002 (12 months ended 31 March 2002 £368m). Under US GAAP, the additional depreciation on replacement expenditure capitalised would be £72m for the 15 months ended 31 March 2002 (12 months ended 31 March 2002 £58m).

c) Pension costs
Under UK GAAP, pension costs charged against profits relating to the pension schemes are accounted for in accordance with SSAP 24 'Accounting for Pension Costs'. This results in a charge of £37m during the 15 months ended 31 March 2002 (12 months ended 31 March 2002 £46m). Under US GAAP, FAS 87 'Employers' Accounting for Pensions' prescribes the method and assumptions that may be used to calculate pension costs. This method recognises the surplus/deficit falling outside a 10% fluctuation 'corridor' and results in a credit to net income of £31m (12 months ended 31 March 2002 £25m).

d) Stock compensation
Certain share options have been granted under sharesave schemes at a 20% discount. Under UK GAAP, no compensation expense is recorded. Under US GAAP, a plan is considered compensatory when the discount to market price is in excess of 15%. Compensation cost is recognised for the difference between the exercise price of the share options granted and the quoted market price of the shares at the date of the grant and accrued over the vesting period of the options. Under US GAAP, this results in a charge to net income of £10m during the 15 months ended 31 March 2002 (12 months ended 31 March 2002 £10m).

Under UK GAAP, compensation expense relating to the AESOP is based on the book value of the shares held. Under US GAAP, compensation expense on such shares is based on the difference between the exercise price of the share options granted and the quoted market price of the shares at the measurement date. Under US GAAP, this results in an additional charge to net income of £10m during the 15 months ended 31 March 2002 (12 months ended 31 March 2002 £8m).

Under UK GAAP, the liability for national insurance on stock options granted under the LTIS scheme is accrued over the life of the scheme. Under US GAAP, this expense is recorded upon exercise of the stock options and results in a credit to net income of £2m during the 15 months ended 31 March 2002 (12 months ended 31 March 2002 £1m).

e) Revenue recognition
Under UK GAAP, revenue on long-term contracts entered into with customers for telecommunications infrastructure or capacity over dedicated routes can be included in turnover to the extent to which the risks and rewards of ownership have been substantially transferred. Under US GAAP, all turnover and related costs are spread evenly over the life of the contract as transfer of title has not occurred.

f) Deferred tax
Under UK GAAP, FRS 19 'Deferred Tax' requires full provision for deferred tax (either on a discounted or undiscounted basis), on all timing differences that have originated but not reversed by the balance sheet date. Under US GAAP, FAS 109 'Accounting for Income Taxes' requires deferred taxation to be provided for the tax effect of all temporary differences between the book and tax basis of assets and liabilities. Valuation allowances with respect to deferred tax assets are provided when it is considered more likely than not that all, or a portion, of the deferred tax assets will not be realised. Under US GAAP, provision for deferred tax is required on an undiscounted basis. The balance sheet adjustment is calculated under FAS 109 and the deferred tax balance carried forward under US GAAP is shown below.

	As at 31 Mar 2002 £m
Capital allowances for property, plant and equipment	(1,232)
Timing differences in respect of US GAAP adjustments for replacement expenditure, pension costs and financial instruments	(1,274)
Other deferred tax liabilities	(106)
	(2,612)
Deferred tax assets	102
Net deferred tax liabilities under US GAAP	(2,510)
Net deferred tax provision recognised under UK GAAP	579
Net US GAAP adjustment at 31 March 2002	(1,931)
Net US GAAP adjustment at 1 January 2001	(1,736)
US GAAP taxation adjustment to net income for the 15 months ended 31 March 2002	(195)

g) Swap terminations and swaption premiums
Under UK GAAP, gains and losses on swap terminations and swaption premiums are capitalised and amortised over the life of the underlying hedged instrument. Under US GAAP, such realised gains and losses have been taken to the income statement immediately.

h) Mark to market on current asset investments
UK GAAP permits current asset investments to be valued at the lower of cost or net realisable value. Under US GAAP, FAS 115 'Accounting for Certain Investments in Debt and Equity Securities', unrealised holding gains and losses on investments classified as 'trading' are included in earnings.

i) FAS 133 'Accounting for Derivative Instruments and Hedging Activities'
In June 1998, the Financial Accounting Standards Board (FASB) issued FAS 133 'Accounting for Derivative Instruments and Hedging Activities', as amended by FAS 138. FAS 133 requires all derivative financial instruments to be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives will be recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if so, the type of hedge transaction. The ineffective portion of all hedges will be recognised in current period earnings.

31 US generally accepted accounting principles continued

The Group adopted FAS 133 on 1 January 2001. In accordance with the transition provisions of FAS 133, the Group recorded the following cumulative effect adjustments in earnings as of 1 January 2001:

	£m
Related to previously designated fair value hedging relationships	
Fair value of hedging instruments	206
Offsetting changes in fair value of hedged items	(157)
Total cumulative effect of adoption on earnings	49

In addition, the Group recorded the following cumulative effect adjustments in other comprehensive income as of 1 January 2001:

	£m
Related to previously designated cash flow hedging relationships	
Fair value of hedging instruments	(40)
Total cumulative effect of adoption on other comprehensive income	(40)

The Group decided that as of 2 January 2001 it would not account for its derivatives under the Hedge Accounting provisions contained in FAS 133. The result of this decision is that the fair value of all derivatives will be recorded on the balance sheet at each reporting date, with any changes in these fair values taken directly to the Income Statement. Also the adjustment to the fair value of hedged items £(157)m and the fair value of cash flow hedging instruments of £(40)m will be amortised over the life of the underlying hedged instruments.

In addition to the transition adjustment, the following amounts were taken to the income statement in the 15 months ended 31 March 2002:

	£m
Change in mark to market of derivatives	120
Amortisation of adjustment to debt fair value	12
Amortisation of adjustment to fair values of cash flow hedges	(17)
	115

At 31 March 2002 the mark to market of derivatives was £286m. This value is recorded on the US GAAP balance sheet.

Information regarding the Group's risk management, objectives and strategies can be found in the Operating and financial review on pages 38 to 39.

j) FAS 52 'Foreign Currency Translation'
Under UK GAAP, the foreign currency debt and current asset investments are recorded at the applicable hedge accounting value. Under US GAAP, all foreign currency debt and current asset investments are revalued at the period end closing rate. The difference between book value and period end closing rate resulted in a currency translation adjustment of £(40)m for the 15 months ended 31 March 2002.

k) Dividends
Under UK GAAP, dividends are recorded in the year in respect of which they are declared or proposed, whereas under US GAAP dividends are recorded only in the period in which they are formally declared.

l) Shares held in employee share trusts
Under UK GAAP, company shares held in employee share trusts are shown within current assets at cost, less amounts written off. Under US GAAP, those shares not fully vested are regarded as treasury stock and recorded at cost as a reduction of shareholders' equity.

m) Joint venture
Under UK GAAP, the investment in a joint venture is recorded as the Group's share of net assets in the joint venture after eliminating intercompany transfers. Under US GAAP, contributions to a joint venture are recorded at the book value of amounts transferred.

Under UK GAAP, goodwill arising on purchase of the remaining issued share capital in a joint venture may be calculated using the piecemeal approach, being the sum of goodwill arising at commencement of the joint venture arrangement and upon the joint venture becoming a subsidiary. Under US GAAP, acquisition of the remaining issued share capital in a joint venture is reflected as a step acquisition.

Explanation of UK/US reconciling differences not quantified
The reconciliations of profit for the financial period and equity shareholders' funds at the year end from UK GAAP to US GAAP only include those items which have a net effect on profit or equity shareholders' funds. There are other GAAP differences, not included in the reconciliations, which would affect the classification of assets and liabilities or of income and expenditure. The principal items which would have such an effect are as follows: (i) items included as exceptional items under UK GAAP are either classified as extraordinary items or special charges under US GAAP; (ii) under US GAAP, transmission and distribution costs would be included in cost of sales, and gross profit from continuing operations would be calculated after deducting these expenses; (iii) under UK GAAP, customer contributions in respect of fixed assets are credited to a deferred income account. Under US GAAP, such contributions are netted off against the cost of the related fixed assets; and (iv) under UK GAAP, debt issue costs are deducted from the carrying value of the related debt instrument. US GAAP requires such costs to be included as an asset.

Balance sheet analysis
Under UK GAAP, the balance sheet is analysed between net assets and shareholders' funds. Under US GAAP, the analysis is between total assets and total liabilities plus shareholders' equity. Certain items which are disclosed in the notes under UK GAAP would be disclosed on the face of the balance sheet under US GAAP. Also under US GAAP, debtors due after more than one year of £4m (included within current assets in UK GAAP) would be classified under long-term debtors.

31 US generally accepted accounting principles continued
Cash flow
Under UK GAAP, the Group's financial statements include a cash flow statement in accordance with FRS 1 (revised 1996) 'Cash Flow Statements'. This statement presents substantially the same information as that required under FAS 95 'Statement of Cash Flows'. There are three principal differences between FRS 1 and FAS 95 cash flow presentation. Firstly, under FRS 1, net cash flow from operating activities excludes cash flows from returns on investments and servicing of finance and taxes paid whereas FAS 95 includes them here. Secondly, capital expenditure is classified separately under FRS 1, while under FAS 95, it is classified as an investing activity. Thirdly, under FRS 1, movements in short-term investments are classified as management of liquid resources. Under FAS 95, those with an original maturity of three months or less are included within cash. Set out, for illustration purposes, is a summary consolidated statement of cash flows under US GAAP.

	15 months ended 31 Mar 2002 £m	12 months ended 31 Mar 2002 (unaudited) £m
Net cash provided by operating activities	1,518	484
Net cash used in investing activities	(1,250)	(1,041)
Net cash provided by/(used in) financing activities	(257)	572
Net increase in cash and cash equivalents	11	15
Cash and cash equivalents at the start of the period	7	3
Cash and cash equivalents at the end of the period	18	18

Cash and cash equivalents are cash in hand and deposits repayable on demand with a maturity or period of notice of 24 hours or one working day. Closing balance of cash under UK GAAP as at 31 March 2002 is £(29)m. The difference to cash and cash equivalents under US GAAP is bank overdrafts of £47m which are treated as financing activities.

New accounting pronouncements
FAS 141 'Business Combinations'
In July 2001, the FASB issued FAS 141 which eliminates the pooling of interest method of accounting for business combinations, and changes the criteria to recognise intangible assets apart from goodwill. FAS 141 is required to be adopted for all business combinations initiated after 30 June 2001. Adoption of FAS 141 has had no significant impact on the reported financial position, results of operations or cash flows of the Group.

FAS 142 'Goodwill and Other Intangible Assets'
In July 2001, the FASB issued FAS 142. This standard is effective from 1 January 2002 and may not be retroactively applied to financial statements of prior periods. FAS 142 requires that goodwill, including previously existing goodwill, and intangible assets with indefinite useful lives should not be amortised but should be tested for impairment annually. Adoption of FAS 142 has had no impact on the reported financial position, results of operations or cash flows of the Group.

FAS 143 'Accounting of Obligations Associated with the Retirement of Long-Lived Assets'
In July 2001, the FASB issued FAS 143. This standard will be effective for the Group for the year ending 31 March 2004. The standard provides the accounting requirements for retirement obligations associated with tangible long-lived assets. The standard requires that the obligation associated with the retirement of the tangible long-lived assets is capitalised into the asset cost at the time of initial recognition. The liability is then discounted to its fair value at the time of recognition using the guidance provided by the standard. The Group has not yet assessed whether adoption of the standard will have a material effect on the Group's results of operations and financial position.

FAS 144 'Accounting for the Impairment or Disposal of Long-Lived Assets'
In October 2001, the FASB issued FAS 144. This standard will be effective for the Group for the year ending 31 March 2003. FAS 144 develops one accounting model for long-lived assets that are to be disposed of by sale, as well as addresses the principal implementation issues. FAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. The Group has not yet assessed whether adoption of the standard will have a material effect on the Group's results of operations and financial position.

32 Subsequent events
On 22 April 2002, Lattice Group plc and National Grid Group plc announced their intention to merge. Providing the Proposed Merger is approved by both sets of shareholders, Lattice Group shareholders will receive 0.375 new National Grid shares which will be named National Grid Transco shares for each Lattice Group share. Subject to regulatory approval in the UK and USA, the Proposed Merger is expected to be completed in the third quarter 2002.

Transco regulatory financial information (unaudited)

From 1 April 2002 Transco has entered into a new five-year regulatory contract. For details of this new regulatory contract see the regulation section, page 48. Except where indicated the following information relates to the last two years of Transco's previous regulatory contract.

Under the terms of amended standard condition 30 of Transco's Gas Transporter's Licence, Transco has a requirement to produce regulatory accounting statements reflecting the format and content of Transco's statutory accounts.

A small number of differences exist between the segmental results shown in this report and the net assets shown in the regulatory accounting statements. These are set out below along with Transco's fourth, and fifth, year regulatory results to 31 March 2001 and 2002.

Reconciliation of modified historical cost net assets to Transco's regulatory accounting statements

	As at 31 Mar 2002 £m	As at 31 Dec 2000 (as restated) (a) £m
Total historical cost net assets as per segmental analysis (see note 2, page 65)	(1,255)	(1,574)
Borrowings by Transco Holdings not included in regulatory accounting statements	1,337	1,511
Intra-group balances between Transco and Transco Holdings	1,983	1,986
Other adjustments, principally intra-group balances and other creditors	144	79
Historical cost net assets as per Transco's regulatory accounting statements	2,209	2,002

a) The 2000 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19. For further information see note 1, page 63.

Transco's 2002 regulatory accounting statements are available from the Group Head of Investor Relations, Lattice Group, 130 Jermyn Street, London SW1Y 4UR or on Transco's website at www.transco.uk.com.

Results for the regulatory fourth and fifth years based on Transco's interpretation of the methodology applied by the MMC in 1997

Transco is subject to a price control formula which was set by Ofgem after taking into account, amongst other factors, operating costs, capital expenditure, cost of capital and transportation volumes for the five year formula period April 1997 to March 2002 (including the dead bands for which the formula allows no additional revenue).

This formula was disaggregated from 1 April 2000 into Metering, Meter Reading and residual Transportation activities, each with separate revenue drivers. Operating costs and investment targets from the MMC outcome have not been formally disaggregated. Allowed revenue under the three separate formulae is not significantly different from the bundled formula at current volumes. The presentation below aggregates the three formulae and has been retained for consistency.

Transco has agreed a capital monitoring framework with Ofgem covering 20 output measures. Actual data for the formula period indicates that Transco has met or exceeded all 20 outputs.

Regulatory fourth year ended 31 March 2001

Actual volumes of gas transported were approximately 4% above the top of the dead band in the business and domestic market and 25% above the top of the dead band in the large user market.

At the end of March 2000, accumulated over-recovered formula revenue (the K-factor) was £78m. At the end of March 2001, accumulated over-recovered formula revenue was £8m.

Transco's regulatory operating costs were £1,314m, against our interpretation of the MMC's projected level of £1,403m.

Transco's overall regulatory cash flow was £716m, £18m below our interpretation of the MMC's projected level of £734m. The reduction in regulatory cash flow in 2000/01 is mainly because of increased investment expenditure and, to a lesser extent, increases in operating expenditure.

Transco's regulatory value was £12,705m at the end of March 2001 against our interpretation of the MMC's assumption of £13,081m, with lower investment in the formula period to date being the principal reason for the difference.

The regulatory return for 2000/01 is estimated to be 8.8%, compared to our interpretation of the MMC's projection of 6.8%. Excluding the recovery of K-factor from the previous formula period, Transco's regulatory real rate of return for the four formula years to March 2001 is estimated to be 8.5% compared to our interpretation of the MMC's projections of 7.1%.

Transco regulatory financial information (unaudited) continued

Regulatory Fifth Year ended 31 March 2002

Actual volumes of gas transported were within the dead band in the business and domestic market and approximately 18% above the top of the dead band in the large user market.

At the end of March 2001, accumulated over-recovered formula revenue (the K-factor) was £8m. At the end of March 2002, accumulated under-recovered formula revenue is estimated to be around £38m.

Transco's regulatory operating costs were £1,314m, against our interpretation of the MMC's projected level of £1,398m.

Transco's overall regulatory cash flow was £556m, £156m below our interpretation of the MMC's projected level of £712m. The reduction in regulatory cash flow in 2001/02 is mainly because of increased investment expenditure.

The regulatory return for 2001/02 is estimated to be 8.2%, compared to our interpretation of the MMC's projection of 6.5%. Excluding the recovery of K-factor from the previous formula period, Transco's regulatory real rate of return for the full formula period to March 2002 is estimated to be 8.5% compared to our interpretation of the MMC's projection of 7%.

Transco's regulatory value was £13,289m at the end of March 2002 against our interpretation of the MMC's assumption of £13,328m.

Transco's estimate of the regulatory value of its metering business assets as at 31 March 2002 is between £1.4bn and £1.5bn. This value cannot be more precisely calculated at this time, as the principles have not been fully established for allocating tangible fixed asset classes used by both the transportation and metering businesses.

The new five-year formula period, which commenced on 1 April 2002, leaves Transco's regulatory value intact at some £13.3bn. For this period, Transco has been given a real pre-tax return of 6.25% for the transportation business and 7% capped for the metering business. Going forward, the new price control provides assurance on the value of transportation assets on which Transco is entitled to earn a regulatory return.

		Actual Cumulative (a)	MMC Cumulative (a)	Actual 2001/02	MMC 2001/02	Actual 2000/01	MMC 2000/01
Volumes: (b)							
Business and domestic	TWh	3,274	3,227	657	655	692	650
Large user	TWh	1,651	1,343	422	349	409	318
Regulatory operating costs (c)	£m	6,573	7,036	1,314	1,398	1,314	1,403
Regulatory cash flow	£m	4,421	3,380	556	712	716	734
Regulatory value at 31 March	£m	13,289	13,328	13,289	13,328	12,705	13,081
Regulatory return excluding K from previous formula period	%	8.5	7.0	8.2	6.5	8.8	6.8

a) 1997/98, 1998/99, 1999/2000, 2000/01 and 2001/02 prices (ie money of the day).
b) The split of 2001/02 actual volumes between business and domestic and large user is an estimate.
c) 2000/01 and 2001/02 regulatory operating costs exclude £41m of Demerger costs and £50m of restructuring costs respectively, which are not considered to be a deduction from regulatory return for the formula period to March 2002.

Financial summary of continuing activities (unaudited)

Historical cost profit and loss account

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 (as restated) (a) £m	12 months ended 31 Dec 1999 (as restated) (a) £m	12 months ended 31 Dec 1998 (as restated) (a) £m	12 months ended 31 Dec 1997 (as restated) (a) £m
Group turnover	4,121	3,087	3,129	3,148	3,210
Operating costs	(2,717)	(1,905)	(1,708)	(1,727)	(2,043)
Exceptional operating items	(365)	–	–	–	–
Demerger costs (1999 Restructuring and Refinancing costs)	–	(43)	(20)	–	–
Group operating profit	1,039	1,139	1,401	1,421	1,167
Share of operating losses in joint ventures	(22)	(4)	–	–	–
Share of exceptional operating items in joint ventures	(48)	–	–	–	–
Total operating profit	969	1,135	1,401	1,421	1,167
Gain on sale of shares by employee share plan	50	–	–	–	–
Profit on disposal of other fixed assets	73	25	56	40	64
Profit on ordinary activities	1,092	1,160	1,457	1,461	1,231
Net interest	(481)	(444)	(357)	(361)	(320)
Profit on ordinary activities before taxation	611	716	1,100	1,100	911
Tax on profit on ordinary activities	(151)	(179)	(317)	(255)	(199)
Windfall tax charge	–	–	–	–	(514)
Profit on ordinary activities after taxation	460	537	783	845	198

Historical cost statement of net assets

	As at 31 Mar 2002 £m	As at 31 Dec 2000 (as restated) (a) £m	As at 31 Dec 1999 (as restated) (a) £m	As at 31 Dec 1998 (as restated) (a) £m	As at 31 Dec 1997 (as restated) (a) £m
Fixed assets	8,005	7,520	7,171	7,145	6,956
Current assets	702	919	1,454	893	1,134
Creditors: amounts falling due within one year	(1,926)	(2,398)	(2,580)	(2,484)	(4,029)
Net current liabilities	(1,224)	(1,479)	(1,126)	(1,591)	(2,895)
Total assets less current liabilities	6,781	6,041	6,045	5,554	4,061
Creditors: amounts falling due after more than one year	(6,663)	(5,735)	(6,007)	(3,714)	(2,724)
Provisions for liabilities and charges (b)	(1,023)	(1,318)	(1,426)	(1,430)	(1,521)
Net (liabilities)/assets	(905)	(1,012)	(1,388)	410	(184)

Cash flow statement

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m	12 months ended 31 Dec 1998 £m	12 months ended 31 Dec 1997 £m
Cash inflow from operating activities	2,238	1,542	1,092	1,871	2,626
Net expenditure relating to exceptional items	(74)	(36)	(35)	(67)	(187)
Net cash inflow from operating activities	2,164	1,506	1,057	1,804	2,439
Net cash outflow from returns on investments and servicing of finance	(398)	(444)	(395)	(371)	(335)
Net cash outflow from taxation	(248)	(202)	(162)	(356)	(375)
Net cash outflow from capital expenditure and financial investment	(1,228)	(633)	(344)	(562)	(446)
Net cash outflow from acquisitions and disposals	(22)	(5)	(7)	–	–
Equity dividends paid	(249)	(123)	–	–	–
Net cash inflow before the management of liquid resources and financing activities	19	99	149	515	1,283
Net cash (outflow)/inflow from the management of liquid resources	(11)	198	7	92	(249)
Net cash inflow before financing activities	8	297	156	607	1,034
Net cash outflow from financing activities	(36)	(297)	(153)	(611)	(1,021)
Net (decrease)/increase in cash in the period	(28)	–	3	(4)	13

a) Years 1997 to 2000 have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19, as follows: All five balance sheets above have been restated for FRS 19. Profit and loss accounts produced since Demerger (12 months ended 31 December 2000 and 15 months ended 31 March 2002) have been restated for FRS 19. For the three years ended 31 December 1999, the FRS 19 impact on the profit and loss account is assumed to be neutral. All information above has been restated under the historical cost convention. For further information see note 1, page 63.
b) Years 1997 to 1999 have been restated using a discounted deferred tax provision of £689m, assuming no profit and loss impact on the tax charge for years 1997 to 1999.

Introduction

The financial information on pages 98 to 100 analyses the Group results and cash flow by segment for the 12 months ended 31 March 2002 and the balance sheet by segment as at 31 March 2002. Transco is Great Britain's primary gas transporter and is responsible for developing and maintaining a gas pipeline network. The Transco business segment includes Transco Holdings. Telecoms comprise 186k, the Group's fixed fibre optic telecommunications business, and SST, the mobile infrastructure company. Lattice Enterprises principally comprises Advantica, Lattice Property, TLG Group and Lattice Energy Services. First Connect was transferred out of Transco to Lattice Enterprises on 31 March 2002. The balance sheet of First Connect at 31 March 2002 is therefore included within Lattice Enterprises, but its results for the period are included within the Transco segment. Other corporate activities and group items include Lattice Insurance, Eastlands, Lattice Group Holdings, the Pension credit segment (less deferred tax) and intra-group eliminations, as reported in the segmental analysis (see note 2, page 63).

Analysis of Lattice Group consolidated historical cost profit and loss account (unaudited)

for the 12 months ended 31 March 2002	Transco £m	Telecoms £m	Lattice Enterprises £m	Other corporate activities and group items £m	Lattice Group consolidated £m
Turnover – Group and share of joint ventures	2,980	30	238	(87)	3,161
Less: share of joint ventures' turnover – continuing operations	–	(8)	–	–	(8)
Group turnover					
– continuing operations	2,980	11	227	(89)	3,129
– acquisitions	–	11	11	2	24
	2,980	22	238	(87)	3,153
Operating costs before exceptional items					
– continuing operations	(2,036)	(67)	(200)	128	(2,175)
– acquisitions	–	(25)	(28)	15	(38)
	(2,036)	(92)	(228)	143	(2,213)
Exceptional operating items – continuing operations	(100)	(250)	(15)	–	(365)
Group operating profit/(loss)					
– continuing operations	844	(306)	12	39	589
– acquisitions	–	(14)	(17)	17	(14)
	844	(320)	(5)	56	575
Share of operating losses in joint ventures before exceptional operating items	–	(17)	–	–	(17)
Share of exceptional operating items in joint ventures	–	(48)	–	–	(48)
Total operating profit/(loss)					
– continuing operations	844	(371)	12	39	524
– acquisitions	–	(14)	(17)	17	(14)
	844	(385)	(5)	56	510
Gain on sale of shares by employee share plan	–	–	–	31	31
Profit/(loss) on disposal of other fixed assets	9	–	82	(18)	73
Profit/(loss) on ordinary activities	853	(385)	77	69	614
Net interest	(404)	9	(8)	17	(386)
Profit/(loss) on ordinary activities before taxation	449	(376)	69	86	228
Tax on profit on ordinary activities	(110)	73	–	(19)	(56)
Profit/(loss) on ordinary activities after taxation	339	(303)	69	67	172
Minority interest	–	–	4	–	4
Profit/(loss) for the financial period	339	(303)	73	67	176
Earnings/(loss) before exceptional items	399	(58)	6	54	401

Analysis of Lattice Group consolidated historical cost net (liabilities)/assets (unaudited)

as at 31 March 2002	Transco £m	Telecoms £m	Lattice Enterprises £m	Other corporate activities and group items £m	Lattice Group consolidated £m
Fixed assets					
Intangible assets					
Goodwill and other	–	16	15	–	31
Negative goodwill	–	(37)	–	–	(37)
Net goodwill and other	–	(21)	15	–	(6)
Tangible assets	7,540	170	305	(17)	7,998
Investment in joint ventures:					
Share of gross assets	–	6	–	–	6
Share of gross liabilities	–	(2)	–	–	(2)
	–	4	–	–	4
Other investments	–	4	5	–	9
	7,540	157	325	(17)	8,005
Current assets					
Stocks	34	7	27	–	68
Intra-group debtors: amounts falling due within one year	201	130	331	(662)	–
Other debtors: amounts falling due within one year	276	23	82	(3)	378
Intra-group debtors: amounts falling due after more than one year	–	–	54	(54)	–
Other debtors: amounts falling due after more than one year	–	45	4	(45)	4
	477	198	471	(764)	382
Investments	22	163	1	48	234
Cash at bank and in hand	1	9	5	3	18
	534	377	504	(713)	702
Creditors: amounts falling due within one year					
Borrowings	(844)	(2)	(8)	256	(598)
Intra-group creditors	(274)	(297)	(161)	732	–
Other creditors	(805)	(96)	(107)	(320)	(1,328)
	(1,923)	(395)	(276)	668	(1,926)
Net current (liabilities)/assets	(1,389)	(18)	228	(45)	(1,224)
Total assets less current liabilities	6,151	139	553	(62)	6,781
Creditors: amounts falling due after more than one year					
Borrowings	(5,692)	(73)	–	53	(5,712)
Intra-group creditors	–	–	(3)	3	–
Other creditors	(928)	(20)	(2)	(1)	(951)
	(6,620)	(93)	(5)	55	(6,663)
Provisions for liabilities and charges	(786)	–	(224)	(13)	(1,023)
	(1,255)	46	324	(20)	(905)
Net (borrowings)/resources £m	(6,514)	98	(1)	359	(6,058)
Historical cost gearing ratio (including intra-group amounts) (b) %	124	– (a)	–	– (a)	117
Historical cost capital employed (including intra-group amounts) £m	5,259	(52)	325	(379)	5,153
Capital expenditure including investments £m	818	291	144	(5)	1,248
Employee numbers (average headcount) (c)	14,590	450	1,680	152	16,872

a) Sub-group holds net resources and, therefore, gearing ratio and debt/equity ratio are nil.
b) Lattice Group gearing ratio is based on Lattice Group shareholders' funds of £(901)m (net assets of £(905)m excluding minority interests of £(4)m).
c) On 31 March 2002, 854 employees were transferred within First Connect Ltd. from the Transco segment to Lattice Enterprises.

Analysis of Lattice Group consolidated cash flow statement (unaudited)

for the 12 months ended 31 March 2002	Transco £m	Telecoms £m	Lattice Enterprises £m	Other corporate activities and group items £m	Lattice Group consolidated £m
Operating activities:					
Cash inflow/(outflow) from operating activities	1,223	(8)	75	(189)	1,101
Net expenditure relating to exceptional items	(12)	–	(53)	–	(65)
Net cash inflow/(outflow) from operating activities	1,211	(8)	22	(189)	1,036
Net cash (outflow)/inflow from returns on investments and servicing of finance	(370)	(9)	3	29	(347)
Net cash (outflow)/inflow from taxation	(205)	12	(9)	(3)	(205)
Net cash (outflow)/inflow from capital expenditure and financial investment	(757)	(257)	(17)	12	(1,019)
Net cash inflow/(outflow) from acquisitions and disposals	13	(4)	(21)	(10)	(22)
Equity dividends paid	(160)	–	–	(89)	(249)
Net cash outflow before the management of liquid resources and financing activities	(268)	(266)	(22)	(250)	(806)
Net cash (outflow)/inflow from the management of liquid resources	(17)	(105)	(1)	134	11
Net cash outflow before financing activities	(285)	(371)	(23)	(116)	(795)
Net cash inflow/(outflow) from financing activities	243	378	26	111	763
Net (decrease)/increase in cash in the year	(42)	7	3	(5)	(32)

Analysis of shareholdings as at 31 March 2002
Distribution of ordinary shares by type of shareholder

	Number of holdings	Shares m
Nominees	8,579	2,900
Individuals	1,006,914	471
Other limited companies	910	66
Insurance companies	14	38
Other corporate bodies	485	38
Banks	19	13
Pension funds	31	1
Public limited companies	11	1
	1,016,963	3,528

Range analysis of register

	Number of holdings	Shares m
1 – 500	757,177	188
501 – 1,000	169,667	113
1,001 – 5,000	82,874	140
5,001 – 10,000	4,600	31
10,001 – 50,000	1,455	28
50,001 – 100,000	228	17
100,001 – 1,000,000	628	228
1,000,001 and above	334	2,783
	1,016,963	3,528

Major shareholdings as at 31 March 2002

	Shares m	% of issued shares
Vidacos Nominees Limited	179	5.08
Chase Nominees Limited	153	4.33
Nutraco Nominees Limited	140	3.97
Prudential Client HSBC GIS Nominee A/C PAC	89	2.53
HSBC Global Custody Nominee/UK/Ltd A/C 357206	74	2.10
Stanlife Nominees Limited	62	1.77

Independent Reviewers' report to the Board of Directors of Lattice Group plc

The 'How we do business' section (pages 20-31) of the Lattice Group plc Annual Report and Accounts 2001/2002 ('The Report') covers the governance arrangements and performance of Lattice Group's operations, in the areas of health and safety, the environment, people, relationships with third parties and social responsibility. These pages of the printed Report have been subject to a review carried out by PricewaterhouseCoopers.

The objectives of our review, the scope of work carried out and our findings are detailed below. The Report is the responsibility of, and has been approved by, the Directors. Our responsibility is only to Lattice Group management, and is to report on our findings, based on the scope of work and the terms agreed with Lattice Group management for this purpose.

Our objectives
The overall objectives of our review were to:
- assess whether the Report addresses the material health and safety, environment, people, relationships with third parties and social responsibility issues for the Group;
- assess whether the Report provides an appropriate representation of Lattice Group's existing governance arrangements for health and safety, the environment, people, relationships with third parties and social responsibility; and
- examine the Report to assess the consistency of the information presented against the findings of our work.

An additional objective in the area of health, safety and environment ('HS&E') only was to assess the reliability of the information gathering and reporting frameworks to collect HS&E information for inclusion in the Report:
- at Lattice Group level; and
- at a sample of three Group businesses: Transco, 186k and TLG Group.

Scope of our work
There are no generally accepted international standards for the preparation or assurance of corporate social and environmental reports. In the absence of such standards, our approach is based on emerging best practice and the underlying principles within international standards for assurance engagements. We therefore planned and performed our work in order to obtain reasonable assurance on the information tested. We believe our work

provides a reasonable basis for our findings. In preparing our findings below, we have not conducted an audit as defined in auditing standards, and we do not express an audit opinion on the performance data in the Report.

To carry out our review we met with Lattice Group management responsible for health and safety, the environment, human resources and social responsibility. We also met those responsible for HS&E within Transco, 186k and TLG Group, and those responsible for relationships with shippers, suppliers and customers within Transco. We examined documents held at Lattice Group level on current policies, governance arrangements and performance for these issues. In addition, for the HS&E area only, we conducted a review of programmes for information collection, analysis and reporting for the Lattice Group, and at business level for Transco, 186k and TLG Group and examined the internal controls at Lattice Group level over the HS&E information received from its businesses. Our review focused on the parameters for energy use from buildings and transport, excavation spoil, lost time injuries and reportable injury rates. Methane emissions from Transco's operations were not examined this year, as they were covered by our independent review of Lattice Group's Environmental Report 2000. Lastly, we reviewed the final content of the printed Report to assess consistency with the overall findings of our work. We did not review information related to the 'How we do business' section which was reported on the internet.

Our findings
Based on the scope of work outlined above we have reported to management that:
- the Report addresses the material health and safety, environmental, people, relationships with third parties and social responsibility issues associated with Lattice Group's operations;
- the Report provides an appropriate representation of Lattice Group's governance arrangements relating to health and safety, the environment, people, relationships with third parties and social responsibility;
- Lattice Group has adopted a high level framework at Group level for gathering and reporting HS&E information from Group businesses; and
- the information presented in the Report is not inconsistent with any findings arising from our work.

Comments
During the review process we have made a number of observations, which have been reported to Lattice Group's management, on the relevant governance structures in place for health and safety, environment, people, relationships with third parties and social responsibility, and on the data collection and reporting processes used to compile the Report. Lattice Group's management has responded to these comments and, where appropriate, reflected their response in the content of the Report.

Our main observation is that Lattice Group has made significant progress in expanding the scope of reporting of non-financial information in its Annual Report and Accounts 2001/2002. Lattice Group management recognises, however, that further work is required to strengthen the framework for managing, monitoring and reporting on these non-financial issues, including, for example:
- ensuring that Lattice Group policies and governance arrangements effectively support the Business Principles, for example by developing governance arrangements for relationships with third parties;
- formalising the Group level approach to stakeholder engagement, particularly in order to confirm the material non-financial issues for the Group;
- developing a set of performance indicators in the areas of people, third parties and social responsibility;
- extending the Group's non-financial management and reporting framework to cover contractor performance;
- within the Lattice Enterprises and Telecoms businesses, continuing to develop formal processes for consistent information collection and reporting against the chosen performance indicators; and
- strengthening internal controls to improve completeness, accuracy and consistency of information reported to Lattice Group.

PricewaterhouseCoopers, London
14 May 2002

For the purposes of this document the following definitions apply:

'BG'	BG Group plc and its subsidiary undertakings consolidated with its share of joint ventures and associated undertakings.
'BG Energy Holdings'	BG Energy Holdings Limited and its subsidiary undertakings consolidated with its share of joint ventures and associated undertakings.
'BG Group plc' or 'BG Group'	The ultimate parent company of BG Energy Holdings Limited. Former ultimate parent company of Transco Holdings plc.
'Company' or 'Lattice'	Lattice Group plc.
'Controlled escape'	A gas escape which has been stopped by turning off the emergency control (meter control valve).
'Demerger'	The demerger of Lattice Group plc from BG Group plc which became effective on 23 October 2000.
'Group'	The Company and its subsidiary undertakings.
'Heat leasing'	The ability to lease central heating components in support of fuel poverty programmes as defined in the Capital Allowances Act 2001.
'HSE'	Health and Safety Executive.
'KWh'	Kilowatt hours.
'Lattice Group'	Lattice Group plc and its subsidiary undertakings consolidated with its share of joint ventures and associated undertakings.
'Lattice Group Holdings'	Lattice Group Holdings Limited and its subsidiary undertakings consolidated with its share of joint ventures and associated undertakings.
'Licence'	The gas transporter licence treated as granted under section 7 of the Gas Act 1986, as amended, to Transco by which Transco is authorised to transport gas.
'LNG'	Liquefied natural gas.
'LTI'	Lost Time Injury. A work-related injury that caused the person to be away from work for at least one normal shift after the shift on which the injury occurred, because he/she is unfit to perform his/her duties.
'MMC'	Monopolies and Mergers Commission (now known as the Competition Commission).
'MMC report'	The report of the MMC entitled 'BG Group plc. A report under the Gas Act 1986 on the restriction of prices for gas transportation and storage services' published in June 1997.
'MW'	Megawatt.
'Ofgem'	The Office of Gas and Electricity Markets which as of 16 June 1999 is the new name for the combined Office of Electricity Regulation and Office of Gas Supply.
'Proposed Merger'	The proposed merger of Lattice and National Grid Group plc, details of which were announced on 22 April 2002.
'Restructuring and Refinancing'	The corporate restructuring and refinancing of BG plc which became effective on 13 December 1999.
'RIR'	Reportable Injury Rate. The rate, per 100,000 employees, of work-related injuries reportable to the enforcing authorities under the Reporting of Injuries, Diseases and Dangerous Occurrences Regulations 1995 (RIDDOR '95).
'SST'	The Group's mobile telephone infrastructure subsidiary.
'Stoner'	Stoner Associates Inc and Stoner Associates Europe Limited.
'Telecoms'	The Group's combined subsidiary interests in fixed fibre optic telecommunications and mobile telephone infrastructure.
'TWh'	Terawatt hours.
'Transco'	Transco plc and its subsidiary undertakings consolidated with its share of joint ventures and associated undertakings (formerly known as BG Transco plc).
'Transco Holdings'	Transco Holdings plc and its subsidiary undertakings consolidated with its share of joint ventures and associated undertakings (formerly known as BG Transco Holdings plc).
'186k'	The Group's fibre optic telecommunications subsidiary.

Shareholder information

Lattice Group plc
Headquarters and Registered Office address:
130 Jermyn Street, London SW1Y 4UR

Web address: www.lattice-group.com

Registrars and Transfer Office:
Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA
Telephone: 0870 241 3937

Low cost share dealing services
Information on a range of low cost share dealing services is available from the Registrars. Telephone: 0870 241 3937

Capital gains tax information
On 23 October 2000 when the Demerger became effective the base cost of BG Group plc shares was apportioned on the following basis: 65.6212% to BG Group plc shares and 34.3788% to Lattice Group plc shares.

Information on gifting your shares
To transfer your shares to another member of your family as a gift, please ask the Registrars for a gift transfer form. The completed transfer form and relevant share certificate(s) should be returned to our Registrars to record the change in ownership. If you have a small number of shares and would like to donate them to charity, please ask our Registrars for a ShareGift (charity donation scheme) transfer form.

Dividend Reinvestment Plan
The Company introduced a Dividend Reinvestment Plan (DRIP) in 2001 to enable shareholders to use cash dividends to purchase Lattice Group shares in the market. Further information can be obtained from the Registrars.

www.shareview.co.uk
Our Registrars, Lloyds TSB Registrars, have introduced a service to provide shareholders with online internet access to details of their shareholdings including dividend information. The service is free, secure and easy to use. To register for the service, go to www.shareview.co.uk and click on 'create a portfolio'. You will need your shareholder reference (which can be found in the top left hand corner of the enclosed proxy form). You may also choose to receive your Annual Report information online.

Dividend mandates
If you wish to receive cash dividends directly into your bank or building society account on the payment date you should contact the Registrars for a mandate form or download the document from www.shareview.co.uk. This will save you having to cash your dividend cheque at your bank.

Consolidated tax vouchers
From December 2001, shareholders who receive their dividend direct to their bank or building society account should now receive a consolidated tax voucher once every year rather than a voucher for each dividend payment. They will receive a consolidated tax voucher with this copy of the Annual Report and Accounts in respect of the interim dividend paid in December 2001. However, subject to completion of the Proposed Merger, the second interim dividend to be paid in June 2002 will be the last Lattice dividend payment. Accordingly, all Lattice shareholders including those who receive their dividend direct to their bank or building society account, will receive a tax voucher with this payment.

The Unclaimed Assets Register
The Company participates in The Unclaimed Assets Register, which provides a search facility for financial assets which may have been forgotten and which donates a proportion of its public search fees to a group of three UK charities (Age Concern, the NSPCC and Scope). For further information, contact: The Unclaimed Assets Register, 8 Devonshire Square, London EC2M 4PL.
Telephone: 0870 241 1713
www.uar.co.uk

Financial calendar 2002/03

Ex-dividend date for 2001 second interim dividend	15 May
Record date for 2001 second interim dividend	17 May*
Payment of 2001 second interim dividend	14 June
Annual General Meeting and proposed Court Meeting and Extraordinary General Meeting	15 July
Announcement of interim results for 2002/03	November
Financial year-end	31 March

* DRIP Mandate Forms must have been received by the Registrars by 17 May 2002 to apply to the second interim dividend.



Lattice Group plc

130 Jermyn Street
London SW1Y 4UR
www.lattice-group.com
Registered no. 3900804

02 JUN 17 AIII:5u

The Lattice Group provides safe and reliable gas and telecoms infrastructure networks. Our core business is Transco, Britain's gas pipeline network, but we also have fibre optic and telecoms tower networks and provide other gas industry related services. In everything we do we are mindful of our duties as a public company and our responsibilities to the communities in which we operate. We believe that long-term, sustainable financial performance must be underpinned by the highest social and environmental standards. **We are The Network People**.



Financial highlights

(historical cost results)

Turnover (£m)

4,121 15 months ended 31 March 2002

3,153 Unaudited 12 months ended 31 March 2002



Turnover £m (12 months)

	Dec 1999	Dec 2000	Mar 2001 (i)	Mar 2002 (i)
£m	3,129	3,087	3,091	3,153

Total operating profit including exceptional items (£m)

969 15 months ended 31 March 2002

510 Unaudited 12 months ended 31 March 2002



Total operating profit including exceptional items £m (12 months)

	Dec 1999	Dec 2000	Mar 2001 (i)	Mar 2002 (i)
£m	1,401	1,135	1,044	510

Profit before exceptional items and tax (£m)

901 15 months ended 31 March 2002

537 Unaudited 12 months ended 31 March 2002



Profit before exceptional items and tax £m (12 months)

	Dec 1999	Dec 2000	Mar 2001 (i)	Mar 2002 (i)
£m	1,064	734	660	537

Total dividend (pence)

9.0 15 months ended 31 March 2002

7.2 Pro forma 12 months ended 31 March 2002



Total dividend pence ■ Final ▨ Interim

	Dec 2000	Pro forma Mar 2002 (i)(ii)	Mar 2002 (iii)
Total	7.0	7.2	9.0
Interim	3.5	3.6	5.4
Final	3.5	3.6	3.6

(i)   Unaudited
(ii) Pro forma for 12 months ended 31 March 2002
(iii) Actual for 15 months ended 31 March 2002

For further information relating to the Group's financial performance in 2001/2002 visit www.lattice-group.com

2,344 km

of iron mains taken out
of use.

98%

of uncontrolled gas
escapes attended within
one hour.

2,000 km

of fibre optic cable laid to
complete 186k's backbone
network on time and within
budget.

8.07 m

calls to the Transco Call
Centres, of which 96%
were answered within
30 seconds.

= 1st

in the Business in the
Environment Index of
Corporate Environmental
Engagement.

1,000

telecoms infrastructure
sites generating income
through our towers
business SST.

We reached agreement
with Ofgem on Transco's
next five-year regulatory
contract, establishing the
basis for a cycle of
renewal and investment.

The requirement of
the Health and Safety
Executive to accelerate
the mains replacement
programme will see all iron
mains within 30 metres of
buildings replaced over
the next 30 years.

Gas connection activities
successfully separated
from Transco and set up
to compete in the newly
deregulated market.

Contents



Sir John Parker Chairman

Last year's regulatory settlement and Transco's plans for its successful delivery paved the way for the proposed merger of Lattice and National Grid – a defining step for both companies. The merger offers significant scope to benefit our respective shareholders and the millions of consumers whose energy we deliver.

Both Lattice and National Grid have unique and complementary skills derived from the liberalisation of Britain's gas and electricity industries. Our proposed merger would bring us together on a strong financial platform. This promises substantial opportunities for international investment in gas and electricity markets opening up to competition, notably in North America and, potentially, Continental Europe.

In Britain, we hope to realise synergies from progressive combination of the gas and electricity transmission operations of Transco and National Grid. The new Group will have the same overriding commitment to safety, reliability and service that has long been established in the two Groups.

A prime reason for the creation of the Lattice Group eighteen months ago was the potential for structural growth through a merger such as this. But first we had to sort out Transco's settlement for the new regulatory cycle and establish the basis for its successful delivery.

Delivering Transco's new regulatory contract

Ahead of the regulatory settlement, we faced some big challenges including Ofgem (the energy regulator) re-opening the debate about Transco's regulatory value; and the uncertainty relating to the treatment of the increasing level of replacement expenditure – both from a regulatory funding and a tax point of view. I am pleased to say these have been resolved positively and the Group's top strategic priority is Transco's delivery of its new regulatory contract whilst maintaining the drive for continuous improvement in safety, reliability and service.

Importantly, the terms of the settlement with Ofgem confirm Transco's regulatory value at some £13 billion. Going forward, this provides assurance on the value of transportation assets on which Transco is entitled to earn a regulatory return.

Also on the positive side, the settlement provides for Transco to invest record amounts between now and 2007 so as to underpin the safety and reliability of the network. Over £1.5 billion will be spent on the accelerated programme of mains replacement now required by the Health and Safety Executive (HSE). A further £2.5 billion will be spent on the development of the network, in part to handle the changing gas supply patterns as the growing British market becomes increasingly dependent on gas imports.

Against this, Ofgem's targets for Transco's operating expenditure were challenging, but we believe that by pressing ahead with Transco's restructuring and other

beneficial changes, we can deliver Transco's regulatory contract while maintaining the drive for progressively higher safety and service standards. Work on Transco's restructuring is progressing well.

We set much store by Transco's performance standards. During 2001:
■ there was a 33% reduction in the Reportable Injury Rate; and
■ all emergency service standards set by our regulator were exceeded.

Against this background, it is a matter of very deep regret that there have been two fatalities resulting from gas explosions since January 2001. We are co-operating fully with the HSE whose investigations are continuing.

Transco's restructured organisation has been designed to reinforce the drive to innovate and go on improving productivity. Regrettably, this will mean job losses, principally in the areas of administration and support. By the end of 2003, Transco is expected to have some 2,400 fewer direct employees, a reduction of 18% on the comparable base of 13,700 in 2001. Wherever possible, the necessary manpower reductions will be achieved voluntarily and always with full consultation. On the other hand, we expect Transco's record levels of capital and replacement expenditure to create some 3,000 additional jobs with our construction contractors.

Challenging as Transco's new regulatory contract is, we have confidence in our plans to exceed its targets and good early progress is being made.

Lattice's other sectors
Turning to Lattice Enterprises, we will continue to actively manage this portfolio of businesses, nurturing those with growth opportunities complementary to the new Group's focus on energy delivery.

In the context of the proposed merger with National Grid, the new Group's telecoms strategy would be to integrate and expand the companies' UK operations which provide wireless infrastructure (telecoms towers) and related services.

The strategic options for 186k, Lattice's fibre optic telecommunications business, will be reviewed so as to resolve the future of the business in the course of the current financial year. The options include a full or partial sale.

Capital efficiency
Next year, when we are confident that Transco can continue at least to meet its regulatory targets, we will consider increasing the level of debt in Transco's balance sheet so as to improve capital efficiency.

Dividends
Taking account of the recent decision to change the financial year-end from 31 December to 31 March, the Board has declared a second interim dividend of 5.4p, payable in June. This gives a total dividend for the 15 months ended 31 March 2002 of 9p per ordinary share – the percentage increase over 2000 broadly matching inflation.

Under the proposed merger, the new Group would intend to pay dividends which reflect National Grid's current policy of aiming to increase dividends per share by 5% per annum in real terms for each year to 31 March 2006.

How we do business
Since the Group's activities impact on the well-being and safety of millions of people across the country, on the economy, and on the natural environment, we are committed to openness in accounting for our actions. Accordingly, this year we have significantly expanded our reporting of safety, occupational health, environment, and the Lattice Group's activities in the field of social responsibility. Further information is provided on our website.

The contribution of Lattice people
The good progress made in laying the foundations for the Group's future success would not have been possible without the outstanding professionalism, commitment to deliver and integrity of Lattice people.

The departure of Phil Nolan, our valued Group Chief Executive, to take up a fresh challenge in Ireland, came a couple of months after we had strengthened the Executive team. Colin Matthews, our

newly recruited Executive Director, had taken over the leadership of Transco last November. At the same time, Nick Woollacott, our other newly appointed Executive Director, had taken over as Group Managing Director for Lattice Enterprises; and Lawrie Haynes was already established in leading the Group's Telecoms sector. Therefore, Phil's departure meant no loss of momentum.

Throughout, the Non-executive members of the Board, with the valuable addition of Stephen Pettit, could not have been more engaged or more generous of their time.

On behalf of our shareholders, I pay tribute to all our employees for their continued commitment, and to that of our Board.

Looking ahead to our proposed merger with National Grid, the Board of the new Group will be drawn from the diversity of talent and experience in the two existing teams.

Outlook
Much has been accomplished in the 18 months since the Lattice Group was formed. The most important development was the settlement of Transco's new regulatory contract and, more recently, the restructuring needed to deliver it.

Now, the prospective merger with National Grid gives us the opportunity to combine our complementary skills on a strong financial base, and thereby become a leading international energy delivery company.

Sir John Parker
Chairman

For further information on points made in these pages visit www.lattice-group.com

We aim to make Transco's gas pipeline system even safer and more efficient and to use our network and infrastructure management skills to grow complementary businesses.

Organisation

During 2001, we reorganised the Lattice Group into three divisions – Transco, Telecoms and Lattice Enterprises. Transco owns and operates Britain's gas transportation network; Telecoms manages our fibre optic and mobile telecom towers networks; and Lattice Enterprises seeks growth opportunities in other complementary non-regulated businesses.

Each division now has its own management team, headed by Group Managing Directors: Colin Matthews at Transco, Nick Woollacott at Lattice Enterprises and Lawrie Haynes at Telecoms.

The future gas market

Transco is by far our largest business. It plays a crucial part in Britain's energy market, ensuring that enough gas is transported to meet the country's demand. Almost half the country's primary energy is transported through our system. Gas fuels some 35% of Britain's electricity generation as well as providing heating and cooking in some 20 million homes. The demand for gas in the British energy market is likely to increase by some 20% over the next 10 years and the Government expects that the proportion of our electricity generated from gas will increase to perhaps 60%.

In our central role as gas transporter, we are addressing concerns about the security of future supplies. As UK Continental Shelf reserves diminish the British gas market will become increasingly dependent on gas imports – ultimately from as far afield as Russia, the Caspian Region, North Africa or the Middle East. While the reserves from these remote sources are considerable, the security of future gas supplies will depend heavily on the adequacy of the connecting infrastructure and the arrangements governing its usage. For Britain, this issue is particularly pressing. It is located on the western edge of the Continental European gas transmission networks and has so far not needed to use them.

Coupled with our active involvement in the current review of UK energy policy and the related White Paper, we are contributing to renewed efforts to create a liberalised pan-European wholesale gas market on the basis of a well-founded open-access system of infrastructure.

Immediate priorities

Meanwhile, Transco is focused on achieving its new regulatory and pipeline replacement targets, while the remainder of the Group concentrates on building a portfolio of competitive, complementary businesses.

We face challenges on many fronts, but we are confident that Lattice people – the Network People – can meet those challenges and continue to build shareholder value.



Phil Gaskell Team Leader, Despatch, Transco

In the 15 month period, we answered over 8 million calls at Transco's Call Centres, 96% within 30 seconds.

Transco owns and operates the vast majority of Britain's gas transportation system. Gas is received at six coastal terminals and transported via 6,600 km of high pressure National Transmission System (NTS) and 270,000 km of lower pressure (local transmission) and distribution pipelines.

The system is connected to Continental Europe via the Interconnector pipeline from Bacton to Zeebrugge. Gas is also transported to Dublin and Belfast via the Interconnector at Moffat in Scotland.

About 35% of the average domestic gas bill is made up of transport charges that ultimately go to Transco. The gas is transported on behalf of approximately 45 gas 'shippers' to consumers and third party pipeline systems.

The pipeline system is supported by UK Link. One of the UK's largest computer systems, it holds some 40 terabytes of data – the equivalent of 2,000 home PCs – and processes about one million e-transactions each day.

As well as transporting gas, Transco is responsible for the safety, development and maintenance of the pipeline system.

Transco continues to operate and develop the Network Code – the commercial framework for transporting gas.

Customer standards of performance and service
Transco aims to meet a range of safety and service standards laid down by the independent regulator Ofgem and the Health and Safety Executive (HSE). In the 15 months ended 31 March 2002, Transco's gas Emergency Service attended to 1.67 million gas escapes. 98% of uncontrolled gas escapes were attended within one hour and 99% of controlled escapes were attended within two hours of receipt of the call. This is above the agreed standards of service of 97% for both.









Transco Grid Operations Engineers such as Mark Houston (far left) based in the National Control Centre in Hinckley, Leicestershire use the Gas Transportation Management System to control and monitor gas pressures and flows. Demand can vary by as much as six times between summer and peak winter days.

Calls to Call Centres answered within 30 seconds %



100	98	95	**96**	90
75				
50				
25				
0				
	1999	2000	**2002***	Regulatory target

* Figures for the 15 months ended 31 March 2002

Response to uncontrolled escapes within 1 hour %



100	98	98	**98**	97
75				
50				
25				
0				
	1999	2000	**2002***	Regulatory target

Response to controlled escapes within 2 hours %



100	99	99	**99**	97
75				
50				
25				
0				
	1999	2000	**2002***	Regulatory target

Emergency services

Transco operates a free national gas emergency number: 0800 111 999†. In the 15 months ended 31 March 2002, our staff in the three national Call Centres dealt with 8.07 million telephone calls from the public, 96% of which were answered within 30 seconds.

Results from an independent customer survey showed that 94% of people reporting a gas escape were satisfied or very satisfied with the outcome of their call to our Call Centres.

We also operate a free 24-hour helpline for consumers whose appliances or pipework need more extensive repair once a Transco engineer has made them safe. During the 15 months ended 31 March 2002, this helpline gave around 185,000 callers the details of their local Council for Registered Gas Installers (CORGI) engineers.

Customer compensation

In November 2001, in a move welcomed by Ofgem, we instituted a compensation scheme which ensures that all domestic consumers who find themselves without gas through the actions of Transco or a third party, such as a water company or a cable operator, will receive £20 compensation from Transco for every 24 hours they are off supply. Industrial and commercial consumers will also receive compensation.

New regulatory contract

Transco is subject to a five-year price control set by Ofgem. In October 2001 we accepted Ofgem's Final Proposals for the five years which commenced in April 2002. They are demanding targets, necessitating a £100 million reduction in our cost base in the first year – without compromising safety or investment in any way – and at the same time undertaking a substantially increased mains replacement programme.

The agreement also includes some welcome safeguards. In recognition of the possibility of further costs arising from external developments beyond those reflected in the new regulatory contract, Ofgem has provided specific assurances that such costs would be considered a cause to reopen the price control. Most importantly, acceptance of the Final Proposals, leaves Transco's regulatory value intact. This provides the basis of the allowed return we are able to earn. And it has introduced an incentive regime for the efficient operation of the NTS. The regime sets performance targets in key areas of its daily operations and allows us to share the benefits of out-performance and the costs where targets are not met.







Transco is responsible for the safety of the national gas pipeline system 24 hours a day, 365 days a year. Over 8 million calls were made in the 15 months ended 31 March 2002 to the Transco Call Centres. Call Centre operators like Dawn Capes despatch Transco engineers such as John Smethurst to over 1 million gas escape reports a year, nationwide.

†All calls are recorded and may be monitored



John Smethurst Emergency Services Engineer, Transco

98% of responses to uncontrolled gas escapes are made within an hour – against a regulatory target of 97%.

Restructuring programme

An extensive restructuring programme is already under way. This will see the creation of eight regional Networks plus National Transmission and Trading. Some activities, such as the national Emergency Service, Shipper Services and Support Services, will be operated on a national basis to maximise economies of scale.

We will also look to implement new technologies and new ways of doing business to improve operating efficiency, and consider outsourcing selected support activities.

However, to meet Ofgem's targets, regrettably we will also have to reduce manpower. We are consulting employees' representatives regarding a net reduction

of 2,400 permanent jobs which we hope to achieve through voluntary means. Reflecting Transco's commitment to maintaining its drive for continuous improvement in safety and service standards, there will be relatively fewer reductions to the operational workforce. Three quarters of the planned reductions will be in the staff and management grades.

Regional Networks

The restructuring programme creates eight regional Networks. The new structure will allow transparency of how Transco's assets are performing. It puts the focus on accountability and places greater emphasis on delivering a high quality service to customers.

1 North of England
2 North West
3 West Midlands
4 Wales and South West
5 East of England
6 North London
7 South of England
8 Scotland







Over 160,000 new domestic and industrial consumers are connected to Transco's network every year. Design Supervisor Chris Black and Engineer Martin Duce are part of our newly independent connections company, First Connect.

Infrastructure investment

We continue to drive for improvements in safety. Cast iron and ductile iron pipes are prone to fracture, corrosion and leakage over time. There are some 91,000 km of such pipes under the ground and streets of Britain within 30 metres of buildings and all of them need to be replaced with modern polyethylene pipes.

We can't replace all 91,000 km at once – the country would grind to a halt – but last October we accepted an accelerated replacement programme from the HSE, with Ofgem's agreement, which should see all iron pipes within 30 metres of buildings replaced over the next 30 years.

Ofgem has allowed £1.5 billion[#] of investment for the first five years of the mains replacement programme and we are currently in discussion with the HSE on replacement priorities.

Employees

During 2001, Transco recruited around 800 additional field-based engineers, including 210 apprentices, to resource the accelerated mains replacement programme and maintain the introduction of new trainees to the industry.

Overall, the number of Transco permanent employees at the end of March 2002 was 14,161 compared with 14,263 at the end of 2000. The number of agency staff fell by 227 to 1,957. Some Transco employees transferred to First Connect during the period. There were 854 permanent and 486 agency staff employed by First Connect at the end of March 2002.

Developing the network

We continue to expand the network. During the 15 months ended 31 March 2002, over 250 km of new NTS pipelines were laid in seven projects from Scotland and North West England to South Wales and East Anglia.

We invested £170 million on the medium and low pressure system in connecting an additional 182,000 domestic and 16,000 non-domestic properties to the network.

This required the laying of 678 km of new mains on the distribution network. Transco also invested £53 million to strengthen the existing system by providing additional capacity to meet consumers' requests for a gas supply.

Unbundling

During the year, we successfully 'unbundled' gas connections activities from Transco into a separate service business. Our intention is to follow this up with the separation of our liquefied natural gas (LNG) storage and metering activities. This will enable these businesses to operate in an open, competitive environment.

First Connect

First Connect, the unbundled connections business, was transferred to our Lattice Enterprises sector on 31 March 2002. With over 160,000 new domestic and industrial consumers connected to the gas network each year, First Connect has a good basis from which to develop a multi-utility connections business, serving electricity, telecoms and other suppliers.

 For further information on Transco visit www.transco.uk.com

For further information on First Connect visit www.lattice-group.com/firstconnect

#At 2000 prices



Our Telecoms sector includes the Group's interest in both fibre optic infrastructure and mobile telecoms towers. The initial investment phase in our two companies, 186k and SST (formerly SpectraSite Transco Communications), is now complete.

186k has completed its basic network, launched its initial services and has started to win business. After we bought out our joint venture partner, SpectraSite Inc., SST became a wholly owned subsidiary with a portfolio of almost 2,600 telecoms sites.

In the telecoms sector, our immediate priorities have been dictated by the realities of a tough market. We will keep a tight rein on operating and capital expenditure, with incremental investment confined to the generation of profitable new sources of revenue.

In the context of the proposed merger with National Grid, the new Group's strategy will see the integration of each company's UK operations which provide wireless infrastructure (telecoms towers) and related services.

There is a growing need for mobile network infrastructure along with the need for infrastructure services. This integration will provide a wider and more attractive site portfolio for marketing to mobile phone operators.

With regard to 186k, we will be actively reviewing strategic options so as to resolve the future of the business during the current financial year including sale or partial sale.

Robin Bailey Field Services, SST

By the end of March 2002, we had some 1,000 telecoms sites in operation, with a further 1,600 sites available for marketing.







186k's Network Operations Centre is located at The Spectrum in Reading. It is from here that the company's national fibre optic network is controlled and monitored and where Chris Dowsett (above) works in Fault Investigation. Faults can be spotted and repaired even before customers are aware of them. The Spectrum is also the company's HQ, where receptionist Glayinka Atico (centre) greets visitors.

186k
Despite the challenges of the wettest winter on record and foot and mouth restrictions, the most technologically advanced fibre optic network in Europe was built within budget and became operational by the end of December.

Building the business
The network spans nearly 2,000 km and connects 20 centres of demand. By following the routes of Transco's NTS, building a significant part of the network cross-country, we capitalised on Transco's expertise in land management and pipe-laying. The routes chosen minimised environmental impact and ensure high standards of reliability.

Following completion of the network, the business has been restructured and has reduced its workforce by 20%. It is now focused on growing its revenue stream.

The quality of the network is proving of considerable interest in the marketplace. Hutchison 3G, the UK's newest mobile operator, chose 186k to provide nationwide network and co-location services in a 20-year contract worth tens of millions of pounds. However, sales for 186k have been impacted by the deteriorating conditions in the telecoms market.

Joint venture with Thames Water
In February 2001, we announced a joint venture with Thames Water. By using its sewers, we have a fast, cost-effective and environmentally friendly means to create a fibre optic network for businesses in London. Urband was formally launched in January 2002 and the network should be completed by the end of 2002.

 For further information on 186k visit www.186k.co.uk

SST
SST builds, leases and operates sites for the base stations and radio masts needed by mobile telephone operators. By the end of March 2002 it had some 1,000 sites in operation, with a further 1,600 sites available for marketing.

Building the business
The severe downturn in the telecoms sector in 2001 made market conditions difficult. As a result we withdrew from pursuing opportunities in Continental Europe and concentrated on the UK where our customers include all five mobile operators (Vodafone, Orange, T-Mobile (formerly One 2 One), O$_2$ (formerly BTCellnet) and Hutchison 3G) and a number of private mobile operators including the emergency services and Transco.

Future development
We still expect SST to generate a positive operating cash flow during the course of 2002/03.

There will be a growing need for telecoms towers in the UK as mobile operators develop their 3G networks. The Government wants to minimise the building of new towers, so our towers, which are designed to accommodate multiple operators sharing each site (or co-location) are ideally positioned for the future.

 For further information on SST visit www.sstuk.com

Lattice Enterprises is a portfolio of competitive service businesses not subject to price regulation.

Advantica

Advantica provides advanced technology and systems solutions for energy and utility companies worldwide.

The company employs more than 900 people in the UK and USA, bringing together specialist skills in technology, software, engineering, training and testing.

2001 was a year of change and growth for Advantica. We acquired two companies – RISX, an Aberdeen-based safety and risk management consultancy, and Stoner Associates, a leading network and simulation software company based in the USA. Stoner provides access to more than 550 customers, two thirds of which are in the gas, electricity, petroleum and water sectors in North America.

To realise the synergies, two branded, customer-facing businesses have been created. Advantica Technology targets onshore and offshore oil and gas industries and Advantica Stoner provides network management solutions to energy and water delivery companies.

For further information on Advantica visit www.advantica.co.uk

Lattice Energy Services

Lattice Energy Services offers customers an independent multi-utility infrastructure service. It advises industrial and commercial customers on the most efficient, and greenest, sources of energy.

A milestone in 2001 was the launch of the initial phase of a national network of compressed natural gas (CNG) filling stations for heavy goods vehicles. The first station, the UK's largest, was opened at Crewe in October by Transport Minister David Jamieson. Subject to demand, nine more CNG filling stations are planned for construction in the period to the end of 2003.

Other significant developments include a contract with Cleveland Potash to build a 21 MW combined heat and power (CHP) plant, the largest undertaken in the UK in 2001, and the completion of two combined cool and power (CCP) plants for sister company 186k. CCP technology is attracting interest throughout the UK and Europe.

For further information on Lattice Energy Services visit www.energyhelp.co.uk

Business Development Manager Mike Wesolowski, Marketing Projects Manager Anna Thurman and Leading Technician Daniel McCarthy are all based at Advantica's offices in Loughborough.



Lattice Property
Lattice Property manages the Group's extensive portfolio of land and buildings. We create value by developing, letting or selling property that is surplus to Group requirements.

With the exception of Transco's operational land, the portfolio consists of land and buildings occupied by fellow Group companies or leased to third parties. Much of the surplus is contaminated from former gas works use but, when remediated, this and other land forms a valuable, brownfield, often inner city landbank.

We continue to reclaim these brownfield sites throughout the country, working with all interested parties to return land to beneficial use. At 31 March 2002, we had £164 million carried forward to deal with the estimated future environmental costs. A further £102 million was carried forward by Transco giving a total Group provision of £266 million.

During the 15 months ended 31 March 2002, Lattice Property disposed of 74 properties comprising 228 acres.

For further information on Lattice Property visit www.lattice-property.com

TLG Group
TLG Group provides customer tailored services to operators of complex commercial fleet networks.

With growth of 10% in the fleet in the period, TLG Group now manages a fleet of over 25,000 vehicles, of which more than 16,000 are commercial vehicles.

In the largest deal of its kind to date, in February 2001, TLG Group signed a 20-year contract with the London Fire and Emergency Planning Authority for the provision and maintenance of all of the Authority's vehicle and operational equipment requirements within the M25 orbital motorway.


For further information on TLG Group visit www.tlggroup.com



David Oram Construction Manager, Lattice Property

We continue to reclaim brownfield sites throughout the country, working with all interested parties to return land to beneficial use.



Jenny Corner Graduate Trainee

Our activities impact on the social and economic well-being of millions of people across Britain and on the natural environment.

With the gas industry's heritage of safety, reliability and customer service, Lattice has always been aware of the need to demonstrate that we are a responsible and intelligent corporate citizen. Delivery of our long-term success must combine business performance with health, safety, the environment and the interests of the communities in which we operate.

Business Principles
Our day-to-day operations are governed by the behavioural values and ethical principles defined in our Statement of Business Principles. During 2001, we reviewed how our Principles are being applied across the Group. Over the next year, we will implement a revised Statement of Business Principles and make them more directly applicable to individuals in their day-to-day business.

Our aim is that the management of Health, Safety and Environmental (HS&E) issues should be integrated into the business at all levels. We lead from the top – the Board and Executive consider HS&E every quarter, and the bonuses of Executive Directors and senior managers are linked to HS&E performance.

Judging our performance
Society increasingly judges companies on their social and environmental performance. A number of indices, such as the Dow Jones Sustainability Index and the FTSE4Good Index, have been established to track these areas. These indices are one of the means used by the financial community, eg pension fund managers and City analysts, to judge company performance. Lattice features well in all the main indices.

In the sixth Index of Corporate Environmental Engagement, compiled by Business in the Environment, Lattice was rated joint first out of the 83 FTSE 100 companies participating.

Chairman's Awards
The role that our staff and contract partners play in raising standards within the business is acknowledged and celebrated through the Chairman's Awards for HS&E Achievement, which were initiated in 2001. Our aim is to ensure that good ideas are made more widely known and applied throughout the Group. We make the information about the winning ideas available to the public via our internet site.

Health and safety
In addition to our dedication to minimising the risks to the public from our operations, all our businesses operate with proper regard for the health and safety of staff and contractors.

Our aim is to eliminate all work-related injuries and promote a positive safety culture across the Lattice Group.

We set annual targets and monitor a number of key indicators for health and safety. This year there has been substantial improvement in the rate of injuries reported to the enforcing authorities (down 28%). However, reported sickness absence has increased.

The Health and Safety Executive (HSE) undertook a major audit of Transco in 1999. A considerable amount of work has been done since to address the recommendations and, by the end of 2001, the HSE had concluded its follow-up inspections to confirm that its recommendations had been implemented.

For further information on How we do business visit www.lattice-group.com

Our business objectives will only be achieved with the commitment and dedication of all Group employees and the positive support of our contractors.



 

Lattice Energy Services has built two combined cool and power plants for 186k. These £7.5 million projects are the first of their kind in the UK. As well as 186k benefiting from reduced whole life costs, the sites use up to 30% less electricity than taking electricity from the grid.

Environment

Our main environmental concerns centre on four areas – climate change and greenhouse gas emissions, energy use, transport, and the management of excavation spoil from pipe laying and contaminated land.

All our activities are subject to strict environmental management – with the aim of reducing the use of resources and the level of emissions. By the end of 2001, almost 90% of our staff were operating under certified environmental management systems such as the leading international standard ISO 14001.

Climate change

Carbon dioxide (CO_2) and methane emissions from the supply and use of fossil fuels are significant greenhouse gases that contribute to global climate change. In 2001 emissions of greenhouse gases from our businesses were the equivalent of 7.36 million tonnes of CO_2. Methane losses from the gas network account for almost 80% of our total greenhouse gas emissions. Natural gas produces considerably less CO_2 per unit of fuel used than coal or oil and over the last decade switching to gas has cut national CO_2 emissions by over 50 million tonnes.

Energy use

Natural gas can also be converted into other forms of energy very efficiently using such technologies as combined heat and power (CHP) generation.

Advantica and Lattice Energy Services are at the forefront of developing and promoting the application of CHP. All our companies try to use energy as efficiently as possible themselves. Group buildings vary in terms of age, fuel type and technology. They used some 122 million KWh in 2001.

Transport

Use of our vans and cars has an environmental impact. In 2001, business mileage and associated fuel consumption equalled 158 million miles and 30 million litres of fuel. We encourage alternative means of transport, including natural gas vehicles, in our efforts to reduce these figures. Greater use of videoconferencing and teleconferencing is also encouraged.

Excavation spoil

Lattice companies generate a large amount of spoil from trenches for gas pipes, telecoms cables and from excavation and remediation of former gas works sites. During 2001, 2.6 million tonnes of spoil were disposed of to landfill. We ensure that all spoil is reused or disposed of in the most environmentally acceptable manner available.

Over the last five years, we have invested over £10 million in research and development of the best remediation techniques for contaminated land and we now market our expertise to other companies.

Sources of greenhouse gas emissions from Lattice operations 2001



Transport 1.0%
Other operations 18.7%
Building energy use 0.5%
Methane 79.8%

Total = 7.36 million tonnes of CO_2 equivalent

Transport emissions thousand tonnes of CO_2



	2000 Transco	**2001 Transco**	**2001 Group**
	63.6	67.0	75.0

Excavation spoil to landfill million tonnes



	2000 Transco	**2001 Transco**	**2001 Group**
	1.1	2.0	2.6

Wherever we operate, we aim to behave in a socially responsible manner and make a real contribution to the community.

Social responsibility
We believe that sustained commercial success is only possible in a healthy social environment. In addition to contributing money, our staff support a range of social programmes through their time, skills, expertise and knowledge.

We spearhead our social responsibility activities through the Lattice Foundation and via such schemes as Transco's Affordable Warmth Programme.

Affordable Warmth
The Affordable Warmth Programme is a key element of the Government's strategy for eradicating fuel poverty. Since its launch in June 2000, over 43,000 houses have benefited. During 2001, we have secured £330 million of credit through brokering a partnership between the European Investment Bank and a number of British banks. This initiative secures 'cheaper' lending rates for registered social landlords and provides the programme with a larger and more effective marketing force.

Warm Zones
Affordable Warmth is concentrating some £1.2 million in a local initiative, known as a Warm Zone, in Stockton-on-Tees. The Zone has obtained £13.5 million in funding from third parties. The success of this initiative in surveying households and installing energy efficiency measures has led Transco to support a similar scheme in Dundee.

Training support
A significant challenge in recent years has been the shortage of skilled gas engineers at a national level. In addition to our involvement in the Government-led Gas Industry Skills Taskforce, we have supported a number of schemes, or pilot models, to train gas operatives from unemployed/New Deal sources and recently redundant workers from declining industrial sectors. While the schemes are generally small in scale and geared to local needs, they are designed to be rolled out across the country.

The Lattice Foundation forklift truck driving training scheme for young offenders provided the basis for our new Market Relevant Utility Training project. This prepares young offenders for jobs as gas distribution operatives. The Lattice Foundation's partners on this project are Transco, Advantica and Reading Young Offenders Institution.

New Lattice Foundation projects in 2001
Several new flagship projects were started in 2001, targeted at issues of social exclusion.

Call centres are now one of the UK's largest employers. Call centre work is ideal for those needing flexible working hours. The Lattice Foundation is developing customised training for up to 50 far from 'job ready' lone parents. The project initially includes setting up a four-unit community-based training centre within a Foundation-supported community college.

In another flagship project, a Foundation partnership between 186k, Advantica and the charity NCH (formerly National Children's Home) aims to raise the educational achievements of young people in care. Building on previous educational projects such as Lattice CRED, the Foundation is installing 'learning pods' – self-contained, learning workstations – in the Westminster family centre.

 For further information visit www.lattice-foundation.com







In Transco CRED (Creative Education), Peterborough, a Lattice Foundation project, 15-16 year olds divide their week between the Transco-hosted Learning Centre (bottom left) and work placements (top left). A high percentage of CRED students, who were unsuccessful in mainstream education, accept apprenticeships. The CRED pupil (top right) was given a primary school placement to help gain childcare qualifications.

An extension of a partnership between the Lattice Foundation and the Reading Young Offenders Institution is training gas distribution operatives (bottom centre and right). The qualifications give young offenders a head start to employment in an industry needing to replenish skills countrywide. The pioneering scheme brings together Advantica Training Services, running courses on a Transco site.



Sir John Parker FREng (60)
Chairman and Non-executive Director
Was appointed to the Lattice Group Board in September 2000. He is also a Non-executive Director of GKN plc, P&O Princess Cruises plc and Brambles Industries plc and Non-executive Chairman of RMC Group plc and Firth Rixson plc. He is a Member of the General Committee of Lloyds Register of Shipping and Vice President of the Engineering Employers Federation. He was formerly Group Chairman and Chief Executive of Babcock International Group PLC. As Chairman he has overall responsibility for management of the Board, and he is also Chairman of the Nominations and Finance Committees. Following Phil Nolan's departure he also temporarily assumed the responsibilities of Chief Executive. (a)(b)(c)(d)



Sir David Davies FRS, FREng (66)
Non-executive Director
Was appointed to the Lattice Group Board in September 2000. He is a Director of ERA Technology Ltd and Chairman of Railway Safety since January 2001. He was President of the Royal Academy of Engineering from 1996 to 2001. He was formerly Chief Scientific Adviser to the Ministry of Defence from 1993 to 1999 and Vice Chancellor of Loughborough University of Technology from 1988 to 1993. In October 1999 he was asked by the Deputy Prime Minister to produce a report on Automatic Train Protection Systems for the railway which was published in February 2000. He is Chairman of the Safety Committee of the Board. (b)(e)(f)



Christopher Hampson CBE (70)
Non-executive Director
Was appointed to the Lattice Group Board in September 2000, having joined the BG Board in October 1997. He is also Non-executive Chairman of British Biotech plc. He is a Non-executive Director of the electricity company TransAlta Corp., in Canada. He is Vice President of the Combined Heat and Power Association. He was formerly Non-executive Chairman of the RMC Group plc and a Director of SNC-Lavalin Group Inc. (b)(e)



Kenneth Harvey (61)
Non-executive Director
Was appointed to the Lattice Group Board in September 2000. He is currently Chairman of Pennon Group plc (which includes South West Water). A Chartered Engineer, he is a former Chairman of Norweb plc and a former Chairman of Comax Holdings Ltd. He is also Non-executive Chairman of The Intercare Group plc and Non-executive Chairman of Beaufort Group plc. He is Chairman of the Remuneration Committee of the Board. (b)(d)(e)



Steve Lucas (48)
Executive Director, Finance
Was appointed to the Lattice Group Board, as Executive Director, Finance, in September 2000. A Chartered Accountant, he worked in private practice in the City of London until 1983, specialising in corporate tax. He then joined Shell International Petroleum Company, occupying a number of finance management positions and treasury roles. Moving to British Gas plc in 1994, he was appointed Treasurer of BG Group on 1 December 1998. As Executive Director, Finance, he has responsibility for all financial matters, including treasury, insurance and taxation. (a)(c)



Colin Matthews (46)
Executive Director
Was appointed to the Lattice Group Board, as Executive Director, in November 2001. He is also Group Managing Director, Transco. Prior to his appointment he had been Director, Technical Operations at British Airways since 1997, before which he worked for General Electric Company in Canada and France. He is a Chartered Engineer and has leading management experience in running a complex, continuous operation to the highest standards of safety and reliability. (a)(f)



Stephen Pettit (51)
Non-executive Director
Was appointed to the Lattice Group Board in November 2001. He is a former Executive Director of Cable and Wireless plc. Before joining Cable and Wireless, he was Chief Executive, Petrochemicals at British Petroleum. He is Chairman of Damovo, the privately owned network integration company; he is also Non-executive Director of National Air Traffic Services, KBC Advanced Technologies plc and Norwood systems. He was also until December 2001 a Member of the E-commerce Advisory Board of the UK Enterprise division of Zurich Financial Services. (b)(e)(f)



George Rose (50)
Non-executive Director
Was appointed to the Lattice Group Board in September 2000. He was appointed Finance Director of BAe Systems plc – the former British Aerospace plc – in April 1998, having joined the company in 1992. He is also currently a Non-executive Director of SAAB AB, a Member of the Financial Reporting Review Panel and a former Non-executive Director of Orange plc. He is Chairman of the Audit Committee of the Board. (b)(e)



Baroness Warwick (56)
Non-executive Director
Was appointed to the Lattice Group Board in September 2000. She has been Chief Executive of Universities UK (formerly the Committee of Vice Chancellors and Principals) since 1995. She was previously Chief Executive of the Westminster Foundation for Democracy, and is a former General Secretary of the Association of University Teachers and a Member of the TUC General Council. (b)(d)(e)



Nick Woollacott (54)
Executive Director
Was appointed to the Lattice Group Board, as Executive Director, in November 2001. He is also Group Managing Director, Lattice Enterprises, the portfolio of competitive service businesses. He was previously Chief Operating Officer of Transco plc and prior to that worked in the international oil and gas, electricity, nuclear and renewable energy industries. (a)(f)



John Wybrew (60)
Executive Director
Was appointed to the Lattice Group Board, as Executive Director, in September 2000, having joined BG Group in April 1996. He had a career with the Royal Dutch/Shell Group spanning more than 30 years and was Corporate Affairs Director for Shell UK Ltd before joining BG Group. As Executive Director his responsibilities include corporate affairs, human resources and health, safety, security and environment. (a)(f)



Helen Mahy (41)
Company Secretary
Was appointed Company Secretary with effect from 31 March 2002. She is a qualified barrister and Associate of the Chartered Insurance Institute. Previously she was Group General Counsel and Company Secretary at Babcock International Group PLC.

Membership of Committees
(a) Group Executive (b) Audit (c) Finance
(d) Nominations (e) Remuneration (f) Safety

In its first full period Lattice Group has delivered a satisfactory underlying operational performance.

Transco's operating profit fell as a result of the adverse impact of warm weather, together with the expected increase in replacement expenditure (in accordance with HSE requirements) and additional depreciation on meters, offset by some additional NTS capacity auction income. This reduction in Transco's profit, the start-up costs of our telecoms operations and increased pension costs were partly offset by lower interest charges. We have however, incurred exceptional operating costs during the 15 months ended 31 March 2002 totalling £413 million.

As discussed on pages 2 and 6, in October 2001 the Directors accepted Ofgem's Final Proposals in relation to Transco's price control for the five years commencing April 2002.

Proposed Merger
On 22 April 2002, Lattice and National Grid announced terms of a recommended merger of equals to form National Grid Transco.

Change to historical cost accounting convention
During the period, the Directors decided that the Group should change its accounting convention from modified historical cost to historical cost to enhance the comparability of the financial information.

Change in year-end accounting reference date
As discussed on page 20, to improve the transparency of Lattice's performance, we have changed our financial year-end from 31 December to 31 March. As well as the results for the 15 months ended 31 March 2002, the Group is also including in the financial statements an unaudited profit and loss account for the 12 months ended 31 March 2002 and comparatives for the 12 months ended 31 March 2001. Our review of the results principally comments on the results for the 12 months ended 31 March 2002.

Highlights for 12 months ended 31 March 2002
Total Group turnover for the 12 months ended 31 March 2002, at £3,153 million was 2% higher than for the 12 months

ended 31 March 2001. Transco's turnover increased by £5 million as a result of £30 million additional turnover from the spring 2001 NTS capacity auction (to be returned in the year ending 31 March 2003), 1% volume growth and £40 million short-term timing differences offset by a £78 million warm weather effect. Telecoms turnover increased by £22 million and Lattice Enterprises by £32 million.

Total operating profit, including the share of operating losses of joint ventures and associates but excluding exceptional operating items, was £923 million (£510 million including exceptional items) in the 12 months ended 31 March 2002 compared to £1,087 million (£1,044 million including exceptionals) in the 12 months ended 31 March 2001.

Transco's operating profit excluding exceptional items fell by £115 million, principally being a £92 million increase in replacement expenditure as well as additional depreciation of £26 million following a review of meter asset lives.

Telecoms total operating loss increased by £44 million reflecting 186k's start-up costs as well as the Group's share of losses by SST of £31 million.

Lattice Enterprises' total operating profit of £10 million was an increase of £10 million due to improved results by Advantica and Lattice Property.

Profits on disposals were £104 million compared to £43 million in the 12 months ended 31 March 2001. The net interest charge for the period was £386 million reflecting reduced interest rates.

Exceptional operating items totalled £413 million compared to Demerger costs of £43 million reported last year. Restructuring costs, principally redundancy, of £65 million related to Transco (£50 million) and Advantica (£15 million). Transco has impaired its LNG storage assets by £50 million. 186k has written down its network by £250 million to a best estimate of its current recoverable amount. Exceptional telecoms joint venture costs of £48 million related to the write-off of an investment by SST in Sofrer, a French tower construction company, as well as goodwill write-downs by SST prior to it becoming a wholly owned subsidiary at

the end of October 2001.

Profit for the period was £176 million compared to £496 million in the 12 months ended 31 March 2001.

Lattice's debt as a percentage of debt plus equity after the restatement of Transco's assets to their regulatory value increased from 48% to 51%. Borrowings increased by £871 million due to a pension special payment of £275 million and increased capital expenditure and replacement expenditure.

Dividend
The Directors have recommended that no final dividend be paid in respect of the 15 months ended 31 March 2002 as two interim dividends totalling 9p (year ended 31 December 2000 – 7p) per share have already been paid or proposed.

Progress and outlook
The developments of Lattice's businesses is discussed on pages 4 to 12.

Employees
At the end of March 2002, there were 17,601 Lattice Group employees.

Annual General Meeting
The Annual General Meeting will be held at 2.00pm on 15 July 2002 in Hall 1 of the International Convention Centre, Broad Street, Birmingham B1 2EA. For ordinary shareholders, a separate Notice of Annual General Meeting, which includes an explanation of the proposed resolutions, is enclosed with this document. It is proposed that the Annual General Meeting be followed by a Court Meeting and Extraordinary General Meeting in connection with the Proposed Merger.

Auditors' report
The Auditors' report on the full financial statements for the period ended 31 March 2002 was unqualified and did not contain a statement concerning accounting records or failure to obtain necessary information and explanations.

This summary financial statement was approved by the Board on 14 May 2002 and was signed on its behalf by:

Sir John Parker Chairman
Steve Lucas Executive Director, Finance

This year, following the DTI's consultative document on Directors' Remuneration dated December 2001 and in anticipation of formal legislation, the Company will put a resolution to shareholders on the Directors' Remuneration report, a summary of which is given below.

Remuneration Committee
The Remuneration Committee is made up entirely of independent Non-executive Directors. It has responsibility for developing Group policy on executive remuneration and for determining the remuneration of Executive Directors and monitors the remuneration of other senior employees of the Group. The Committee operates within agreed terms of reference and meets as required. No Director is involved in deciding his or her own remuneration.

The members of the Remuneration Committee are Kenneth Harvey (Chairman), Sir David Davies, Christopher Hampson, Stephen Pettit, George Rose and Baroness Diana Warwick. The Chairman and the Chief Executive attend meetings of the Remuneration Committee by invitation and the Committee consults with them, where appropriate, with regard to the remuneration of other Executive Directors. The Committee also has access to professional advice inside and outside the Company. The Chief Executive keeps the Committee informed of significant Company-wide changes in salary structure and terms and conditions affecting other officers at Director and senior executive levels.

The Board has accepted, without amendment, all recommendations to it by the Remuneration Committee during the 15 months ended 31 March 2002.

Remuneration policy
The Company's remuneration policy for Executive Directors is intended to secure and retain the skills and experience needed to meet the challenges of the future and to align the interests of Directors and shareholders. The current elements of remuneration for Executive Directors link rewards to corporate and individual performance and comprise salary, taxable benefits, the Short and Long Term Incentive Schemes, participation in all employee share schemes and pension entitlements. Pay and employment conditions elsewhere in the Group are taken into account in determining the remuneration packages for Executive Directors, and the principles set out in Section 1 of the Combined Code have been applied. Details of the Directors' remuneration are given below.

Remuneration
Each year the Remuneration Committee reviews the level of compensation for Executive Directors and other senior designated employees of the Group. In its deliberations, the Remuneration Committee compares current salaries with those of executives in other FTSE100 and utility companies, taking into account relative performance of the individual. These comparisons rely on independent external market data. The reviews are made in the context of the Company's needs as well as individual performance and responsibilities.

Individual remuneration

	Salary/fees		Taxable benefits(a)		Total	
	15 months ended 31 Mar 2002 (b) £	12 months ended 31 Dec 2000 (c) £	15 months ended 31 Mar 2002 £	12 months ended 31 Dec 2000 (c) £	15 months ended 31 Mar 2002 £	12 months ended 31 Dec 2000 (c) £
Sir John Parker (d)	380,150	42,944	24,348	192	404,498	43,136
Phil Nolan (e)(f)	542,469	75,390	23,573	4,413	566,042	79,803
Steve Lucas (e)	484,495	53,441	15,748	2,279	500,243	55,720
Colin Matthews (g)	150,863	–	5,612	–	156,475	–
Nick Woollacott (h)	228,308	–	8,298	–	236,606	–
John Wybrew (e)(i)	581,718	63,938	19,799	2,937	601,517	66,875
Sir David Davies	37,500	4,772	–	–	37,500	4,772
Christopher Hampson	31,250	4,772	–	–	31,250	4,772
Kenneth Harvey	37,500	5,726	–	–	37,500	5,726
Stephen Pettit (h)	10,417	–	–	–	10,417	–
George Rose	37,500	5,726	–	–	37,500	5,726
Baroness Diana Warwick	31,250	4,772	–	–	31,250	4,772

a) Taxable benefits include such items as company car, fuel, driver, financial advice and medical insurance.
b) Includes awards under the Short Term Incentive Scheme for Executive Directors, and these amounts were converted to ordinary Lattice Shares at the market value at the time of announcement of Lattice's second interim results as follows: Steve Lucas £99,733 representing a bonus level of 34%; Nick Woollacott £96,445 representing a bonus level of 35% (10 months) and 42.5% (two months); and, John Wybrew £117,300 representing a bonus level of 34%. Non pensionable cash bonuses for the period 1 January 2002 to 31 March 2002 were made as follows: Steve Lucas £10,365 representing a bonus level of 13.8%; Colin Matthews £25,863 representing a bonus level of 20.7% (in respect of a five-month performance period – see note (g) below); Nick Woollacott £6,863 representing a bonus level of 9.2%; and, John Wybrew £16,940 representing a bonus level of 19.4%.
c) Figures represent emoluments from 23 October 2000 – the Demerger date.
d) Includes supplement of £23,000 per month from 22 November 2001 whilst temporarily acting as Chief Executive.
e) Salary/fees includes a discretionary payment made to Phil Nolan, Steve Lucas and John Wybrew of £3,001, £2,804 and £12,135 respectively by the BG Group Employees Share Trust, Trustee of the BG Group Long Term Incentive Scheme. These monies represented a discretionary distribution of the dividend received by the Trust in respect of the BG Group interim dividend 2000. Salary/fees also includes an amount of £1,593 paid to each of Phil Nolan, Steve Lucas and John Wybrew in respect of profit sharing for the period October to December 2000.
f) Salary/fees includes a payment of £124,125 in recognition of Phil Nolan's achievements against performance targets during the 12 months ended 31 December 2001.
g) Colin Matthews did not join the Company until 1 November 2001 and received a cash award for the five months from 1 November 2001 to 31 March 2002.
h) Salary/fees from date of appointment only, 1 November 2001.
i) John Wybrew is the highest paid Director during the period.

Executive Directors' salaries are reviewed annually. On 31 March 2002, the base annual salaries were as follows:

	£
Steve Lucas	300,000
Colin Matthews	300,000
Nick Woollacott	300,000
John Wybrew	350,000

Phil Nolan
Phil Nolan resigned as Chief Executive with effect from 31 December 2001 to take up the post of Chief Executive of Eircom, the Irish telecoms group. Sir John Parker has temporarily assumed the responsibilities of Chief Executive. Phil Nolan received no compensation for the early termination of his contract.

Chairman
Sir John Parker's appointment as a Non-executive Director and Chairman has no fixed term, but he is entitled to 12 months' notice of termination of his appointment. Prior to 1 February 2002, the Chairman was entitled to one month's notice of termination of his appointment to that office. His pay, inclusive of his fees as a Non-executive Director, was £225,000 per annum, up until the period when he temporarily assumed the additional duties of Chief Executive. With effect from 22 November 2001, a supplementary payment of £23,000 per month was paid to Sir John Parker, to cease on commencement of employment of a new Chief Executive.

For the duration of his Chairmanship of Lattice, he will be entitled to the use of a car, a driver, secretarial services, and to personal accident insurance, family private medical insurance and life insurance on terms agreed by the Board. He will not be entitled to a pension or to participate in any bonus, share option or incentive plan arrangements.

Directors' service contracts
Executive Directors
Each of the Executive Directors has entered into a service contract with Lattice, which provides for a notice period of one year. Benefits include, where appropriate, the use of a car, a driver, 28 days' annual holiday, financial advice, personal accident insurance, family private medical insurance, sick pay and long-term disability insurance.

Each of the Executive Directors has a provision in his service contract entitling him to an amount by way of liquidated damages equal to one year's current annual salary, and credit of one year's additional pensionable service, if his employment contract is terminated by Lattice within 12 months of a change in control of Lattice.

Non-executive Directors
The Non-executive Directors have all been appointed for an initial period of three years from 1 September 2000 (Stephen Pettit, 1 November 2001) and each receives a fee of £25,000 per annum. Any Non-executive Directors who chair a Committee of the Board receive an additional £5,000 per annum in respect of each Committee.

Directors' interests in options over ordinary shares
The interests of the Directors in share options held under the Lattice Group Sharesave Scheme were as follows:

	Options as at 1 Jan 2001 (a)	Options granted during the period	Options exercised during the period	Market price at date of exercise	Options lapsed during the period	Options as at 31 Mar 2002 (b)	Exercise price £	Earliest normal exercise date	Expiry date
Steve Lucas	–	–	–	–	–	–	–	–	–
Colin Matthews	–	–	–	–	–	–	–	–	–
Nick Woollacott	–	–	–	–	–	–	–	–	–
John Wybrew	8,209	–	–	–	–	8,209	1.18	01/03/04	31/08/04

a) As at date of appointment for Colin Matthews and Nick Woollacott.
b) The closing price of a Lattice Group plc ordinary share on the last day of trading of the 2001/02 financial period (28 March 2002) was 174.50p. The range during the 15 month period from 1 January 2001 to 31 March 2002 for Lattice Group plc ordinary shares was 175.25p (high) and 128.50p (low).

Directors' interests in shares
The Directors' interests in ordinary shares of the Company at the end of the financial period were as follows:

	Beneficial interests in ordinary shares		Long Term Incentive Scheme notional allocation of shares		
	As at 1 Jan 2001(a)	As at 31 Mar 2002	As at 1 Jan 2001(a)	Allocated during period	As at 31 Mar 2002
Sir John Parker	11,960	12,244	–	–	–
Steve Lucas	60,866	62,592	296,373	257,572	553,945
Colin Matthews (b)	–	–	–	257,572	257,572
Nick Woollacott	104,221	140,824	202,632	257,572	460,204
John Wybrew	219,788	164,489	559,942	300,501	860,443
Sir David Davies	11,000	11,000	–	–	–
Christopher Hampson	10,331	10,577	–	–	–
Kenneth Harvey	2,000	2,099	–	–	–
Stephen Pettit	–	5,000	–	–	–
George Rose	–	13,400	–	–	–
Baroness Diana Warwick	1,333	1,364	–	–	–

a) As at date of appointment for Colin Matthews, Nick Woollacott and Stephen Pettit.
b) In addition, on 2 November 2001, a notional allocation of 63,897 Lattice Group plc shares was made to Colin Matthews, amounting to a market value of £100,000 on the award date. This arrangement was established specifically to facilitate the recruitment of Colin Matthews, in recognition of the fact that options have lapsed and other benefits have been lost on cessation of his previous employment. The shares will only be transferred to Colin Matthews on completion of a two-year period of employment, ie on the second anniversary of his appointment as a Director of the Company. At that time, the original allocation of shares together with further shares acquired on the reinvestment of dividends paid on these shares and any subsequent shares acquired (less a number which will be sold by the Company in order to recover the PAYE and any national insurance liability) will be transferred to him. As at 14 May 2002, 1,307 additional shares have been purchased in respect of reinvestment of dividends paid on the original allocation. There are no provisions for alterations to the allocation (save that there may be an adjustment in the event of a capitalisation issue, rights or open offer, sub-division or consolidation of shares or reduction of capital or any other variation of capital). Further, the award is not pensionable. In the absence of any exercise of discretion to the contrary by the Remuneration Committee and/or Trustee, the allocation would be transferred to Colin Matthews in the event of a takeover or reconstruction.

Basis of preparation and accounting principles
To improve the transparency of Lattice's performance, the financial year-end has been changed from 31 December to 31 March. This will align Transco's reported results with its regulatory year. Accordingly, the financial information shown in this summary financial statement presents the consolidated financial statements for the 15 months ended 31 March 2002 of the Company and those businesses which were held within the Lattice Group during this period. Comparative information has been prepared for the year ended 31 December 2000. To assist shareholders, certain unaudited additional information in respect of the 12 months ended 31 March 2002 and 31 March 2001 is also provided.

The Group has also changed the basis of preparation of its accounts. This summary financial statement has been prepared in accordance with applicable accounting standards, under historical cost principles, as modified for the revaluation of investment properties. Comparative figures have been restated accordingly. The 2000 summary financial statement was prepared on a modified historical cost basis.

Basis of consolidation
In accordance with the principles of merger accounting, as set out in Financial Reporting Standard (FRS) 6 'Acquisitions and Mergers', the comparative figures have been prepared as if the Lattice Group had been in existence throughout 2000. Only the continuing operations of the Lattice Group that were demerged on 23 October 2000 are consolidated in the summary financial statement. The results of undertakings acquired post Demerger are consolidated from the date when control passes to the Company. The results of undertakings disposed of post Demerger are consolidated to the date when control passes from the Company.

Summary consolidated profit and loss account

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 (as restated) (a) £m	12 months ended 31 Mar 2002 (unaudited) £m	12 months ended 31 Mar 2001 (unaudited) £m
Turnover – Group and share of joint ventures	**4,132**	3,092	3,161	3,099
Less: share of joint ventures' turnover – continuing operations	**(11)**	(5)	(8)	(8)
Group turnover				
– continuing operations	**4,097**	3,087	3,129	3,091
– acquisitions	**24**	–	24	–
	4,121	3,087	3,153	3,091
Operating costs before exceptional items				
– continuing operations	**(2,679)**	(1,905)	(2,175)	(1,995)
– acquisitions	**(38)**	–	(38)	–
	(2,717)	(1,905)	(2,213)	(1,995)
Exceptional items – continuing operations	**(365)**	–	(365)	–
Demerger costs	**–**	(43)	–	(43)
Operating costs	**(3,082)**	(1,948)	(2,578)	(2,038)
Group operating profit				
– continuing operations	**1,053**	1,139	589	1,053
– acquisitions	**(14)**	–	(14)	–
	1,039	1,139	575	1,053
Share of operating losses in joint ventures	**(22)**	(4)	(17)	(9)
Share of exceptional operating items in joint ventures	**(48)**	–	(48)	–
Total operating profit				
– continuing operations	**983**	1,135	524	1,044
– acquisitions	**(14)**	–	(14)	–
	969	1,135	510	1,044
Gain on sale of shares by employee share plan	**50**	–	31	19
Profit on disposal of other fixed assets	**73**	25	73	24
Profit on ordinary activities	**1,092**	1,160	614	1,087
Net interest	**(481)**	(444)	(386)	(427)
Profit on ordinary activities before taxation	**611**	716	228	660
Tax on profit on ordinary activities	**(151)**	(179)	(56)	(164)
Profit on ordinary activities after taxation	**460**	537	172	496
Loss on ordinary activities attributable to minority interests	**4**	–	4	–
Profit for the financial period	**464**	537	176	496
Dividends (b)	**(315)**	(246)	(252)	(246)
Transfer to reserves	**149**	291	(76)	250
Earnings per ordinary share				
– basic	**13.3p**	15.5p	5.1p	14.3p
– adjusted (c)	**19.3p**	15.8p	11.5p	14.1p
– diluted	**13.2p**	15.4p	5.0p	14.2p
Dividends per ordinary share (b)				
– interim	**3.6p**	3.5p	3.6p	3.5p
– second interim	**5.4p**	–	3.6p	–
– final	**–**	3.5p	–	3.5p

a) The 2000 figures have been restated to show the position using the historical cost accounting convention and in accordance with FRS 19.
b) Dividends shown for the 12 month period to 31 March 2002 and 2001 are shown on a pro forma basis.
c) Reflects underlying performance by excluding exceptional operating costs and profits or losses on sale of assets.

Summary consolidated balance sheet

	31 Mar 2002 £m	31 Mar 2001 (unaudited) £m	31 Dec 2000 (as restated)(a) £m
Fixed assets	**8,005**	7,646	7,520
Current assets	**702**	720	919
Creditors: amounts falling due within one year	**(1,926)**	(1,817)	(2,398)
Net current liabilities	**(1,224)**	(1,097)	(1,479)
Total assets less current liabilities	**6,781**	6,549	6,041
Creditors: amounts falling due after more than one year	**(6,663)**	(5,956)	(5,735)
Provisions for liabilities and charges	**(1,023)**	(1,312)	(1,318)
Net assets	**(905)**	(719)	(1,012)
Capital and reserves			
Lattice Group shareholders' deficit	**(901)**	(719)	(1,012)
Minority interests	**(4)**	–	–
Total shareholders' deficit	**(905)**	(719)	(1,012)
Group debt			
Net borrowings	**6,058**	5,187	6,002
Gearing ratio (b)	**117%**	116%	120%

a) The 2000 figures have been restated to show the position using historical cost accounting and in accordance with FRS 19.
b) Gearing ratio is calculated as net borrowings of £6,058m (31 March 2001 £5,187m, 31 December 2000 £6,002m) as a percentage of net borrowings plus Lattice Group shareholders' deficit of £(901)m (31 March 2001 £(719)m, 31 December 2000 £(1,012)m). The Group gearing ratio after the restatement of Transco's assets to their regulatory value was 51% at 31 March 2002 compared to 48% at 31 March 2001.

Segmental analysis

	Group turnover		Total operating profit/(loss)	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 (as restated)(a) £m
Modified historical cost				
Transco	**3,922**	2,975	**1,298**	1,083
Telecoms	**22**	–	**(402)**	(26)
Lattice Enterprises	**286**	203	**(4)**	1
Other corporate activities	**14**	8	**11**	(13)
Pension credit	**–**	–	**56**	90
	4,244	3,186	**959**	1,135
Less: intra-group items	**(123)**	(99)	**10**	–
	4,121	3,087	**969**	1,135

a) The 2000 figures have been restated to show the position using the historical cost accounting convention.

	15 months ended 31 Mar 2002	12 months ended 31 Dec 2000
Capital expenditure (£m)	**1,498**	800
Average number of employees	**16,694**	15,579

The aggregate amount of emoluments paid to Directors in respect of qualifying services for the year was £2,650,798 (2000 since the demerger on 23 October 2000 was £276,177).

Auditors' report to the members of Lattice Group plc

We have examined the summary financial statement of Lattice Group plc.

Respective responsibilities of Directors and Auditors

The Directors are responsible for preparing the Annual Review in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the Annual Review with the annual financial statements and Directors' report and its compliance with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

Basis of opinion

We conducted our work in accordance with Bulletin 1999/6 'The auditors' statement on the summary financial statement' issued by the Auditing Practices Board for use in the United Kingdom.

Opinion

In our opinion the summary financial statement is consistent with the annual financial statements and the Directors' report of Lattice Group plc for the 15 month period ended 31 March 2002 and complies with the applicable requirements of Section 251 of the Companies Act 1985, and the regulations made thereunder.

PricewaterhouseCoopers

Chartered Accountants and Registered Auditors
1 Embankment Place,
London WC2N 6RH

14 May 2002

Shareholder information

Enquiries
General
Enquiries relating to the Group's results, business and financial position should be made in writing to: Melissa Sellars, Head of Investor Relations, at the head office address at the foot of the page.

Shareholder matters
General enquiries about shareholder matters should be made to:
Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA
Telephone: 0870 241 3937

Annual Report and Accounts
If you would like a copy of the full Annual Report and Accounts, please write to Melissa Sellars, Head of Investor Relations, at the head office address below.

Low cost share dealing services
Information on a range of low cost share dealing services is available from the Registrars.
Telephone: 0870 241 3937

Capital gains tax information
On 23 October 2000 when the Demerger became effective the base cost of BG Group plc shares was apportioned on the following basis: 65.6212% to BG Group plc shares and 34.3788% to Lattice Group plc shares.

Information on gifting your shares
To transfer your shares to another member of your family as a gift, please ask the Registrars for a gift transfer form.
The completed transfer form and relevant share certificate(s) should be returned to our Registrars to record the change in ownership. If you have a small number of shares and would like to donate them to charity, please ask our Registrars for a ShareGift (charity donation scheme) transfer form.

Dividend Reinvestment Plan
The Company introduced a Dividend Reinvestment Plan (DRIP) in 2001 to enable shareholders to use cash dividends to purchase Lattice Group shares in the market. Further information can be obtained from the Registrars.

www.shareview.co.uk
Our Registrars, Lloyds TSB Registrars, have introduced a service to provide shareholders with online internet access to details of their shareholdings including dividend information. The service is free, secure and easy to use. To register for the service, go to www.shareview.co.uk and click on 'create a portfolio'. You will need your shareholder reference (which can be found in the top left hand corner of the enclosed proxy form). You may also choose to receive your Annual Report information online.

Dividend mandates
If you wish to receive cash dividends directly into your bank or building society account on the payment date you should contact the Registrars for a mandate form or download the document from www.shareview.co.uk. This will save you having to cash your dividend cheque at your bank.

Consolidated tax vouchers
From December 2001, shareholders who receive their dividend direct to their bank or building society account should now receive a consolidated tax voucher once every year rather than a voucher for each dividend payment. They will receive a consolidated tax voucher with this copy of the Annual Review in respect of the interim dividend paid in December 2001. However, subject to completion of the Proposed Merger, the second interim dividend to be paid in June 2002 will be the last Lattice dividend payment. Accordingly, all Lattice shareholders including those who receive their dividend direct to their bank or building society account, will receive a tax voucher with this payment.

The Unclaimed Assets Register
The Company participates in The Unclaimed Assets Register, which provides a search facility for financial assets which may have been forgotten and which donates a proportion of its public search fees to a group of three UK charities (Age Concern, the NSPCC and Scope). For further information, contact: The Unclaimed Assets Register, 8 Devonshire Square, London EC2M 4PL.
Telephone: 0870 241 1713
www.uar.co.uk

Financial calendar 2002/03

Ex-dividend date for 2001 second interim dividend	15 May
Record date for 2001 second interim dividend	17 May*
Payment of 2001 second interim dividend	14 June
Annual General Meeting and proposed Court Meeting and Extraordinary General Meeting	15 July
Announcement of interim results for 2002/03	November
Financial year-end	31 March

* DRIP Mandate Forms must have been received by the Registrars by 17 May 2002 to apply to the second interim dividend.

Lattice Group plc

130 Jermyn Street
London SW1Y 4UR
www.lattice-group.com
Registered no. 3900804

Designed and produced by Fishburn Hedges
Printed by St Ives Plymouth

This document is important and requires your immediate attention. It contains the resolutions to be voted on at the Company's Annual General Meeting to be held on Monday 15 July 2002. The Meeting starts at 2.00pm, however, the doors to the Meeting will be open from 1.00pm and you may wish to arrive by 1.30pm to take your seat in good time for the start of the Meeting.

Notice is hereby given that the second Annual General Meeting of Lattice Group plc (the 'Company') will be held in Hall 1 of the International Convention Centre, Broad Street, Birmingham B1 2EA on 15 July 2002 at 2.00pm for the transaction of the following business:

To consider and, if thought fit, pass Resolutions 1 to 9 inclusive as ordinary resolutions of the Company.

Resolution 1
To receive the accounts of the Company for the financial period ended 31 March 2002, together with the report of the Directors of the Company and the report of the Auditors of the Company on those accounts.

Resolution 2
To receive the Board Remuneration report.

Resolution 3
To re-appoint Mr Colin Matthews as a Director of the Company.

Resolution 4
To re-appoint Mr Stephen Pettit as a Director of the Company.

Resolution 5
To re-appoint Mr Nick Woollacott as a Director of the Company.

Resolution 6
To re-appoint Mr Steve Lucas as a Director of the Company.

Resolution 7
To re-appoint Mr John Wybrew as a Director of the Company.

Resolution 8
To re-appoint Mr George Rose as a Director of the Company.

Resolution 9
To re-appoint PricewaterhouseCoopers as Auditors of the Company, to hold office until the conclusion of the next general meeting at which accounts are laid before the Company and to authorise the Directors to fix their remuneration.

To consider and, if thought fit, pass Resolution 10 as a special resolution of the Company.

Resolution 10
That the Company be generally and unconditionally authorised, for the purposes of Section 166 of the Companies Act 1985 (as amended), to make one or more market purchases (within the meaning of Section 163(3) of the Companies Act 1985 (as amended)) of ordinary shares of 10 pence each of the Company ('ordinary shares') provided that:

(a) the maximum number of ordinary shares hereby authorised to be acquired is 352,821,721;

(b) the minimum price which may be paid for any such ordinary share is 10 pence, the nominal value of that share;

(c) the maximum price which may be paid for any such ordinary share is an amount equal to 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is contracted to be purchased; and

Resolution 10 continued

(d) the authority conferred shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2003 or on 15 October 2003 if earlier, but a contract for purchase may be made before such expiry which will or may be executed wholly or partly thereafter, and a purchase of ordinary shares may be made in pursuance of any such contract.

A member entitled to attend and vote is entitled to appoint a proxy or proxies to attend and, on a poll, to vote instead of him/her. A proxy need not be a member of the Company.

Registered Office	By Order of the Board
130 Jermyn Street	
London	Helen Mahy
SW1Y 4UR	Company Secretary
Registered in England No. 3900804	Dated 14 May 2002

A proxy form is enclosed with this Notice and instructions for its use are shown on the form. The completed proxy form should be returned to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6BP. Alternatively, you can submit your proxy electronically at www.sharevote.co.uk. This website is operated by the Company's Registrar, Lloyds TSB Registrars. Shareholders are advised to read the terms and conditions governing the use of the electronic proxy appointment service offered on the sharevote website before appointing a proxy electronically. Electronic communication facilities are available to all shareholders and those who use them will not be disadvantaged.

1. The following documents, which are available for inspection during normal business hours at the registered office of the Company on any weekday (Saturdays and public holidays excluded), will also be available for inspection at the place of the Annual General Meeting from 1.30pm on the day of the Meeting until the conclusion of the Meeting:

   (i) copies of service contracts of the Directors of the Company; and
   (ii) the register of interests of the Directors (and their families) in the share capital of the Company.

2. The Company, pursuant to Resolution 41 of the Uncertificated Securities Regulations 2001, specifies that only those holders of ordinary shares registered in the register of Members of the Company as at 6.00pm on Saturday 13 July 2002 shall be entitled to attend or vote at the Meeting in respect of the number of ordinary shares registered in their name at that time. Changes to entries on the relevant register of securities after 6.00pm on Saturday 13 July 2002 shall be disregarded in determining the rights of any person to attend or vote at the Meeting.

Annual Report and Accounts (Resolution 1)
The Directors of the Company (the 'Directors') must lay the accounts of the Company for the financial period ended 31 March 2002, the report of the Directors and the report of the Auditors of the Company (the 'Auditors') on those accounts (the 'Annual Report and Accounts') before the Meeting.

Board Remuneration Report (Resolution 2)
Resolution 2 asks shareholders to receive the Board Remuneration report. The Combined Code on Corporate Governance appended to the Listing Rules of the United Kingdom Listing Authority asks Boards to consider each year whether the Annual General Meeting should be invited to approve remuneration policy. The Board has considered this requirement in conjunction with the DTI consultative document dated December 2001 on Director's Remuneration and has decided on this occasion to ask shareholders to receive the report. The Remuneration report which contains the remuneration policy is set out on pages 41 to 44 of the Annual Report and Accounts and on pages 18 and 19 of the Annual Review.

Re-appointment of Directors (Resolutions 3 to 8)
The Company's Articles of Association require any Director who has been appointed by the Board to stand for re-appointment at the next Annual General Meeting. Colin Matthews, Stephen Pettit and Nick Woollacott will therefore stand for re-appointment under resolutions 3–5 inclusive. The Articles also require a proportion of the Directors to retire at each Annual General Meeting. At this meeting Steve Lucas, John Wybrew and George Rose will retire by rotation and resolutions 6–8 inclusive propose their re-appointment as Directors. Biographical details for all Directors are contained in the Annual Report and Accounts and Annual Review.

Re-appointment and remuneration of Auditors (Resolution 9)
The Company is required to appoint auditors at each general meeting at which accounts are laid before the Company, to hold office until the next such meeting. Resolution 9 proposes the re-appointment of PricewaterhouseCoopers as Auditors of the Company and authorises the Directors to determine their remuneration.

Authority to purchase Company's own shares (Resolution 10)
In certain circumstances it may be advantageous for the Company to purchase its own shares and Resolution 10 seeks authority from shareholders to do so. The Directors intend to exercise this power only when, in the light of market conditions prevailing at the time, they believe that the effect of such purchases will be to increase the underlying value per share having regard to the intent of the Institutional Guidelines and is in the best interests of shareholders generally. Other investment opportunities, appropriate gearing levels and the overall position of the Company will be taken into account before deciding upon this course of action. Any shares purchased in this way will be cancelled and the number of shares in issue will be reduced accordingly.

Resolution 10 specifies the maximum number of shares which may be acquired (10% of the Company's issued ordinary share capital) and the maximum and minimum prices at which they may be bought. The Directors intend to seek renewal of these powers at subsequent Annual General Meetings.

The total number of options to subscribe for equity shares outstanding at 14 May 2002 is 78,978,344. This represents 2.24% of the issued share capital at that date. If the Company bought back the maximum number of shares permitted pursuant to the passing of this Resolution, then the total number of options to subscribe for equity shares outstanding at 14 May 2002 would represent 2.49% of the issued share capital as reduced following those purchases. There are no warrants.

Your Directors unanimously recommend that you vote in favour of all the above Resolutions.

A résumé of the business carried out and of the voting results at the Annual General Meeting will be available on request from the Registrars after the Meeting has been held.

This information will also be available on the Company's website: www.lattice-group.com.

GENERAL
1 Birmingham Repertory Theatre
2 Aston University
3 Central Library
4 Main Post Office
5 Cathedral
6 Town Hall
7 Victoria Square

HOTELS
8 Novotel
9 Hyatt Regency (Bridgelink direct to The ICC)
10 Holiday Inn
11 Swallow
12 Copthorne

SHOPPING
13 Arcadian Centre
14 Bull Ring
15 City Plaza
16 Pallasades
17 Paradise Forum
18 Pavilions
19 Priory

STATIONS
20 New Street Station
21 Moor Street Station
22 Snow Hill Station
23 Digbeth Coach Station
24 Dudley Street Bus Station

Shaded area: pedestrianised

CAR PARKS
P1a The NIA (North – multi-storey)
P1b The NIA (South – multi-storey)
P2 Brindley Drive (multi-storey)
P3 Civic Centre
P4 Brindleyplace

Useful telephone numbers
Train enquiries:
Virgin Trainline   08457 222333
National Train Enquiries   08457 484950

Local services (buses & trains)
Central Hotline   0121 200 2700

Taxis
TOA Taxis   0121 427 8888
Freephone facility available at The ICC (in the Mall) and The NIA (near Stage Door – Arena floor level)



If shareholders with disabilities wish to reserve a car parking space at the Annual General Meeting, they should call the International Convention Centre (ICC) Helpdesk on **0121 644 6006**.

Lattice Group plc

130 Jermyn Street
London SW1Y 4UR
www.lattice-group.com
Registered no. 3900804

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